Filed Pursuant to Rule 424(b)(1)
Registration No. 333-212081

PROSPECTUS

3,119,271 Units of Stapled Securities, representing

3,119,271 Ordinary Shares

and

$538,417,367.31 original issuance amount of 1%/12% Step-Up Senior Secured Third Lien Convertible Notes due 2030

Vantage Drilling International

Stapled Securities

This prospectus relates to the offer and resale of up to an aggregate of 3,119,271 units of stapled securities (the “Stapled Securities”) (including the ordinary shares of Vantage Drilling International (the “Ordinary Shares” or “New Shares”) (i) forming a part thereof that may become separated therefrom as described under “Description of Stapled Securities—General—Automatic Separation” and (ii) that are issuable upon the conversion of the Notes (as defined below) forming a part thereof) of Vantage Drilling International by the selling holders identified in this prospectus. Each Stapled Security initially represents one Ordinary Share and an original issuance amount of $172.61 principal amount of 1%/12% Step-Up Senior Secured Third Lien Convertible Notes due 2030 (the “Notes” or “Convertible Notes”), in each case subject to adjustment as further described under “Description of Stapled Securities.” Interest on the Notes will accrue at a rate of 1% per year from February 10, 2016, the issue date of the Notes, through, but not including, the fourth anniversary of February 10, 2016. From and after the fourth anniversary of February 10, 2016 and through the maturity date of the Notes, interest will accrue at a rate of 12% per year. Interest on the Notes is payable in kind, semi-annually (in arrears) by increasing the outstanding principal amount of the Notes. The Notes are mandatorily convertible, in whole or in part, into Ordinary Shares upon the occurrence of certain events enumerated in the indenture governing the Notes, as further described under “Description of the Notes — Conversion Rights.” Accordingly, the Notes, or portions thereof, may be converted into Ordinary Shares without the consent of the holder thereof in certain circumstances. See “Risk Factors — The Notes may be converted into Ordinary Shares without your consent.” We are not selling any Stapled Securities or Ordinary Shares under this prospectus. We will not receive any proceeds from the sale of Stapled Securities or Ordinary Shares being offered by the selling holders.

The selling holders may offer Stapled Securities (as well as any Ordinary Shares that may become separated therefrom or that are issuable upon the conversion of the Notes forming a part thereof) from time to time, if and to the extent as they may determine, through public or private transactions or through other means described under “Plan of Distribution” at prevailing market prices, at prices different than prevailing market prices or at privately negotiated prices. The selling holders may sell Stapled Securities or Ordinary Shares through agents they select or through underwriters and dealers they select. The selling holders also may sell Stapled Securities or Ordinary Shares directly to investors. If the selling holders use agents, underwriters or dealers to sell the Stapled Securities or Ordinary Shares, we will name such agents, underwriters or dealers and describe any applicable commissions or discounts in a supplement to this prospectus if required. Neither our Stapled Securities nor our Ordinary Shares are listed on any national securities exchange and no public market currently exists for our Stapled Securities or Ordinary Shares.

Investing in our Stapled Securities and Ordinary Shares involves risks. See “Risk Factors” for a discussion of certain risks that you should consider before buying our Stapled Securities or Ordinary Shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated November 8, 2016.

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights the more detailed information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you. You should carefully read the entire prospectus before making an investment decision, especially the information presented under the heading “Risk Factors.” In this prospectus, except as otherwise indicated herein, or as the context may otherwise require, “VDI,” the “Company,” “we,” “us” and “our” refer to Vantage Drilling International and its subsidiaries.

Our Company

Vantage Drilling International, a Cayman Islands exempted company, is an international offshore drilling company focused on operating a fleet of modern, high specification drilling units. Our principal business is to contract drilling units, related equipment and work crews, primarily on a dayrate basis to drill oil and natural gas wells for our customers. We also provide construction supervision services for drilling units owned by others. Through our fleet of drilling units, we are a provider of offshore contract drilling services to major, national and independent oil and natural gas companies, focused primarily on international markets. As of July 29, 2016, our offshore drilling fleet consisted of seven ultra-premium high specification drilling units: four jackup rigs and three drillships (also referred to as “floaters”).

Total revenues were $772.3 million for the year ended December 31, 2015 and $882.9 million for the year ended December 31, 2014. Net income was $22.3 million for the year ended December 31, 2015 and $93.1 million for the year ended December 31, 2014. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Company was previously known as Offshore Group Investment Limited and changed its corporate name to Vantage Drilling International effective February 11, 2016.

Restructuring Agreement and Bankruptcy Proceedings under Chapter 11

On December 1, 2015, we and Vantage Drilling Company (“VDC”), our former parent company, entered into a restructuring support agreement (the “Restructuring Agreement”) with a majority of our secured creditors. Pursuant to the terms of the Restructuring Agreement, the Company agreed to pursue a pre-packaged plan of reorganization (the “Plan of Reorganization”) under Chapter 11 of Title 11 of the United States Bankruptcy Code and VDC would commence official liquidation proceedings under the laws of the Cayman Islands. On December 2, 2015, pursuant to the Restructuring Agreement, the Company acquired two subsidiaries responsible for the management of the Company from VDC in exchange for a $61.5 million promissory note (the “VDC Note”).

On December 3, 2015, the Company and 24 debtor subsidiaries, including five debtor subsidiaries of VDC who were guarantors of the Company’s pre-bankruptcy secured debt, filed the Plan of Reorganization in the United States Bankruptcy Court for the District of Delaware (In re Vantage Drilling International (F/K/A Offshore Group Investment Limited), et al., Case No. 15-12422). On January 15, 2016, the Bankruptcy Court for the District of Delaware confirmed the Plan of Reorganization and the Company emerged from bankruptcy effective February 10, 2016 (the “Emergence”). The significant elements of the Plan of Reorganization included the Company’s:

•	entrance into an amended and restated credit agreement (the “Credit Agreement”) providing for (i) a $32.0 million revolving letter of credit facility to replace the Company’s existing $32.0 million revolving letter of credit commitment under its pre-petition credit facility and (ii) $143.0 million of term loans into which the claims of the lenders under the Company’s pre-petition credit facility were converted;

•	engagement in a rights offering for $75.0 million of new 10% Senior Secured Second Lien Notes due 2020 (the “Senior Secured Notes” or “10% Second Lien Notes”) for certain holders of its secured debt claims;

•	issuance of 4,344,959 Ordinary Shares and approximately $750.0 million of Notes to certain creditors holding approximately $2.5 billion of pre-petition secured debt claims. The Ordinary Shares and the Notes issued to these creditors are stapled together (the “Stapled Securities”) and may only be traded together and not separately; and

•	cancellation of VDC’s former equity interest in the Company and immediately following that event, conversion of the VDC Note into 655,094 Ordinary Shares in accordance with the terms thereof.

The Plan of Reorganization allowed the Company to maintain all operating assets and agreements. All trade payables, credits, wages and other related obligations were unimpaired by the Plan of Reorganization.

Our Strengths

We believe we have the following competitive strengths:

Premium fleet. Our fleet is currently comprised of seven ultra-premium high specification drilling units: four jackup rigs and three drillships. We believe the Emerald Driller, Sapphire Driller, Aquamarine Driller and Topaz Driller are ultra-premium jackup rigs due to their ability to drill in deeper depths, as well as their enhanced operational efficiency and technical capabilities when compared to a majority of the current global jackup rig fleet, which is primarily comprised of older, smaller, less capable rigs using less modern technology. The Platinum Explorer, Titanium Explorer and Tungsten Explorer are ultra-deepwater drillships that are designed to drill in up to 12,000 feet of water. Our drillships are currently equipped to drill in water depths of up to 10,000 feet. We believe 10,000 feet to be the upper-limit water depth currently being developed by leading offshore exploration and production companies, though we also believe that they are evaluating future deepwater development projects in water depths in excess of 10,000 feet.

Proven track record. We have a proven track record of successfully managing, constructing, marketing and operating offshore drilling units. Our in-house team of engineers and construction personnel has overseen complex rig construction projects. As a result, our rigs have generally been delivered within budget and either on time or ahead of schedule.

Experienced management and operational team. We benefit from our management team, which has extensive experience in the drilling industry, including international and domestic public company experience involving numerous acquisitions and debt and equity financings.

Strategy

Our strategy includes:

Maintain significant liquidity. In response to the significant downturn in the drilling industry, we are strategically preserving our liquidity. Completing the Plan of Reorganization significantly reduced our debt service obligations and we have no significant maturities until December 2019. We are working to optimize our workforce for our current level of operations, deferring maintenance and capital expenditures and working to extend our contract backlog.

Capitalize on customer demand for modern, high specification units. We own and manage high specification drilling units, which are well suited to meet the requirements of customers for efficiently drilling through deep and complex geological formations, and drilling horizontally. Additionally, high specification drilling units generally provide faster drilling and moving times. A majority of the bid invitations for jackups that we receive require high specification units. Aside from their drilling capabilities, we believe that customers generally prefer new drilling units because of improved safety features and less frequent downtime for maintenance. New, modern drilling units are also generally preferred by crews, which makes it easier to hire and retain high quality operating personnel.

Focus on international markets. We have been able to successfully deploy and operate our drilling units in some of the most active international oil and natural gas producing regions. We believe that exposure to certain international markets with major, national and independent oil and natural gas companies will increase the predictability of our cash flows because those markets have exhibited less historical cyclicality. We also believe that our internationally diverse platform reduces our exposure to a single market.

Expand key industry relationships. We are focused on expanding relationships with major, national and independent oil and natural gas companies, focused primarily on international markets, which we believe will allow us to obtain longer-term contracts to build our backlog of business when dayrates and operating margins justify entering into such contracts. We believe that our existing relationships with these companies have contributed to our historically strong contract backlog. Longer-term contracts increase revenue visibility and mitigate some of the volatility in cash flows caused by cyclical market downturns.

Maintain our deepwater exposure. We believe our customers will continue an emphasis on exploration in deeper waters due, in part, to technological developments that have made such exploration more feasible and cost-effective. We believe that the water-depth capability of our ultra-deepwater drilling units is attractive to our customers and allows us to compete effectively in obtaining long-term deepwater drilling contracts. We may seek to manage or acquire additional deepwater drilling units to service this market.

Risk Factors

Investing in our Stapled Securities and Ordinary Shares involves a number of risks. Some of the more significant challenges and risks include the following:

•	Our industry is highly competitive, cyclical and subject to intense price competition;

•	Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our debt obligations;

•	We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws;

•	Low prices for oil and natural gas may reduce demand for our services and could have a material adverse effect on our revenue and profitability;

•	A small number of customers account for a significant portion of our revenues, and the loss of one or more of these customers could materially adversely affect our financial condition and results of operations;

•	Our business is affected by local, national and worldwide economic conditions and the condition of the oil and natural gas industry;

•	Our offshore drilling operations could be adversely impacted by changes in regulation of offshore oil and gas development activity; and

•	The price of our Stapled Securities or Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your Stapled Securities or Ordinary Shares at or above the offering price.

For a discussion of the significant risks associated with our business, our industry and investing in our Stapled Securities and Ordinary Shares, you should read the section entitled “Risk Factors.”

Additional Information

Vantage Drilling International is a Cayman Islands exempted company. The Company was previously known as Offshore Group Investment Limited and changed its corporate name to Vantage Drilling International effective February 11, 2016. Our principal executive offices are located at 777 Post Oak Boulevard, Suite 800, Houston, TX 77056, and our telephone number is (281) 404-4700. The address of our Internet site is www.vantagedrilling.com. This Internet address is provided for informational purposes only and is not intended to function as a hyperlink. Accordingly, no information contained in this Internet address is included or incorporated by reference herein.

The Offering

The following summary highlights certain material information contained elsewhere in this prospectus but does not contain all the information that you should consider before investing in our Stapled Securities or Ordinary Shares. We urge you to read this entire prospectus, including the “Risk Factors” section and our consolidated financial statements and related notes.

Summary of Stapled Securities

The following summary contains basic information about the Stapled Securities and is not intended to be complete. It does not contain all of the information that is important to you. For a more complete understanding of the Stapled Securities, please refer the section of this prospectus entitled “Description of the Stapled Securities.”

What are the Stapled Securities?

The Stapled Securities are units of stapled securities, each initially comprised of one Ordinary Share and an original issuance amount of $172.61 principal amount of Notes, in each case subject to adjustment as described further herein.

What payments can I expect to receive as a holder of the Stapled Securities?

You will be entitled to receive the following interest on the Notes comprising a part of your Stapled Securities: Prior to the fourth anniversary of February 10, 2016, the issue date of the Notes (the “Issue Date”), interest will accrue at a rate of 1% per year, payable in kind, semi-annually (in arrears) by increasing the outstanding principal amount of the Notes. From and after the fourth anniversary of the Issue Date through the maturity date of the Notes (the “Maturity Date”), interest will accrue at a rate of 12% per year, payable in kind, semi-annually (in arrears) by increasing the outstanding principal amount of the Notes. At final maturity, all accrued and unpaid interest will be paid together with principal in cash. With respect to the Ordinary Shares, including those that comprise Stapled Securities, we do not anticipate paying cash dividends in the immediate future. See “Market Prices and Dividend Policy.”

Will my rights as a holder of the Stapled Securities be any different than the rights of a beneficial owner of separately held Notes or a beneficial holder of separately held Ordinary Shares?

No. As a holder of Stapled Securities, you are the beneficial owner of the Notes and Ordinary Shares represented by your Stapled Securities. As such, through your broker or financial institution and the Depository Trust Company, or DTC, you will have exactly the same rights and privileges, including rights to receive distributions and interest, rights in the event of default under the indenture governing the Notes, and rights to receive communications and notices as a beneficial holder of separately held Ordinary Shares and Notes, as applicable, would have through a broker or other financial institution and DTC.

Will I have voting rights as a holder of Stapled Securities?

Yes. As a holder of Stapled Securities, you will have the same voting rights with respect to the Ordinary Shares that form a part of the Stapled Securities as a beneficial holder of separately held Ordinary Shares. You will have one vote per Ordinary Share on all matters to be voted by the holders of the Ordinary Shares. However, in respect of the Notes, you will not be entitled to any voting or other rights with respect to any Ordinary Shares that the Notes are convertible into, until such Ordinary Shares are issued. The Notes are convertible into Ordinary Shares as described under “Description of the Notes — Conversion Rights.”

Can I separate my Stapled Securities into Ordinary Shares and Notes or recombine Ordinary Shares and Notes to form Stapled Securities?

No. The Stapled Securities may not be separated and may only be traded together as single unit.

Will the Notes or Ordinary Shares of which the Stapled Securities are comprised be listed on an exchange?

We do not currently anticipate that the Notes or the Ordinary Shares will be listed on any national securities exchange.

What will be the U.S. federal income tax consequences of an investment in the Stapled Securities?

As discussed under “Taxation—Certain U.S. Federal Income Tax Considerations—U.S. Holders of the Stapled Securities and Ordinary Shares,” for U.S. federal income tax purposes, we will, and the indenture governing the Notes and the Stapled Securities (the “Indenture”) requires holders of the Stapled Securities to, treat the Stapled Securities as a single, indivisible investment constituting equity in the Company.

Because there is no statutory, judicial or administrative authority directly addressing the U.S. federal income tax treatment of an instrument substantially similar to the Stapled Securities, we urge you to consult your own tax advisor concerning the consequences of an investment in the Stapled Securities. For additional information, see “Taxation—Certain U.S. Federal Income Tax Considerations.”

Summary of the Notes

The following summary contains basic information about the Notes and is not intended to be complete. It does not contain all of the information that is important to you. For a more complete understanding of the Notes, please refer the section of the Prospectus entitled “Description of the Notes.”

Issuer	Vantage Drilling International, a Cayman Islands exempted company with limited liability

Notes	1% / 12% Step-Up Senior Secured Third Lien Convertible Notes due 2030, represented by units of Stapled Securities

Issue Date	February 10, 2016

Maturity Date	The Notes will mature on December 31, 2030, unless redeemed, repurchased or converted in accordance with their terms.

Step-up Interest	Prior to the fourth anniversary of the Issue Date, 1% per year, payable in kind, semi-annually (in arrears) by increasing the outstanding principal amount of the Notes. From and after the fourth anniversary of the Issue Date through the Maturity Date, 12%, payable in kind, semi-annually (in arrears) by increasing the outstanding principal amount of the Notes. At final maturity, all accrued and unpaid interest will be paid together with principal in cash.

Minimum Denominations	The Notes were issued in minimum principal denominations of $1.00 and integral multiplies of $0.01 in excess thereof.

Guarantees	The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior secured third lien basis by each of the Company’s existing and future subsidiaries who also guarantee the Credit Agreement (the “Guarantors”). See “Description of the Notes—Note Guarantees.”

Security	The Notes and the guarantees thereof are secured by a third priority lien, junior to the liens securing the Company’s and the Guarantors’ obligations under the Credit Agreement and the Company’s Senior Secured Notes, on substantially all assets of the Company and the Guarantors, consistent with the Credit Agreement and consisting of all assets securing the Credit Agreement.

Ranking

The Notes and the guarantees of each Guarantor:

•     are the Company’s and the Guarantors’ senior secured obligations, as applicable;

•     are subordinated in right of payment to the Credit Agreement and the Senior Secured Notes subject to the provisions of the Intercreditor Agreement;

•     rank equal in right of payment with all of the Company’s and the Guarantors’ other existing and future senior indebtedness, as applicable;

•     rank senior in right of payment to any of the Company’s or the Guarantors’, as applicable, future indebtedness that is expressly subordinated in right of payment to the Notes;

•     are effectively senior to any of the Company’s and the Guarantors’ unsecured indebtedness, to the extent of the value of the collateral securing the Notes and the guarantees thereof; and

•     are effectively junior to all of the Company’s and the Guarantors’ existing and future first-priority and second-priority senior secured indebtedness (including, for the avoidance of doubt, the Credit Agreement and the Senior Secured Notes), to the extent of the collateral securing such indebtedness.

Third Lien Intercreditor Agreement	The obligations of the Company and the Guarantors under the indenture governing the Notes (the “Indenture”) are secured on a third-priority subordinated basis. In connection with the issuance of the Notes, U.S. Bank National Association, as Third Lien Representative and Noteholder Collateral Agent, entered into a third lien intercreditor agreement (the “Third Lien Intercreditor Agreement”). The Third Lien Intercreditor Agreement governs the relative rights, duties, authority and responsibilities of the First Lien Collateral Agent, the Second Lien Collateral Agent and the Noteholder Collateral Agent, and the relationship among the First Lien Claimholders, Second Lien Claimholders and Third Lien Claimholders with respect to their interests in the Collateral (each as defined below). See “Description of the Notes—Security—Intercreditor Agreements.”

Notes Stapled	The Notes are “stapled” to the Ordinary Shares and issuable in Units of Stapled Securities, each initially comprising one Ordinary Share and an original issue amount of $172.61 principal amount of Notes (in each case subject to adjustment as described further herein), such that the Notes and associated Ordinary Shares constituting the component parts of the Stapled Securities may not be separated and may only be traded together as single Stapled Securities.

Additional Amounts	All payments made on behalf of the Company or any Guarantor under or with respect to the Notes or the guarantees thereof will be made free and clear of and without withholding or deduction for, or on account of, any present or future taxes in any relevant taxing jurisdiction unless required by law. If withholding or deduction for such jurisdiction is required to be made with respect to a payment to the holders of the Notes or under any guarantees thereof, the Company or the Guarantors will be required to pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder of Notes (including Additional Amounts) after such withholding or deduction will not be less than the amount such holder would have received if such taxes had not been withheld or deducted, subject to certain exceptions. See “Description of the Notes—Withholding Taxes.”

Conversion

The then outstanding principal amount of Notes, including any interest previously paid by increasing such principal amount, may be converted into Ordinary Shares at the Conversion Price then in effect upon the occurrence of any of the following events (each, a “Conversion Event”):

(a)    prior to the third anniversary of the Issue Date,

(i)    upon the instruction of holders of a majority in principal amount of the Notes to convert into Ordinary Shares, or

(ii)   upon the full and final resolution of all potential Investigation Claims (as defined below) against the Company, the Company’s Subsidiaries as of the Issue Date, Vantage International Management Company Pte. Ltd., Vantage Energy Services, Inc. and Vantage Parent (as defined below) and Vantage Parent’s subsidiaries as of the Issue Date (to the extent that the Company or any Subsidiary of the Company may reasonably be expected to be liable for such claim against Vantage Parent or Vantage Parent’s subsidiaries as of the Issue Date), as determined in good faith by the board of directors of the Company (which determination shall require the affirmative vote of a supermajority of the non-management directors), and

(b)   from and after the third anniversary of the Issue Date through the Maturity Date, upon the approval of the board of directors of the Company (which approval shall require the affirmative vote of a supermajority of the non-management directors).

Following the occurrence of any of the foregoing Conversion Events, and delivery by the holders of the Notes or the Company, as applicable, to the trustee under the Indenture of an instruction to effectuate a conversion of the Notes in accordance with their terms, the Notes will be mandatorily convertible into Ordinary Shares to the extent of the amount specified in such instruction, subject to the minimum conversion amount specified below. The Notes, if not converted in full, may only be converted, at any time or from time to time following the occurrence of a Conversion Event, if a minimum of $125 million aggregate principal amount of the then outstanding Notes is so converted. Any such conversion will be effected pro rata among all outstanding Notes, without the need for any direction or instruction of any particular holder of Notes or the consent of any particular holder, in minimum increments equal to the product of (x) the number of units of Stapled Securities outstanding on the effective date of such conversion and (y) 0.01, and integral multiples thereof, in each case subject to the minimum conversion amount specified in the preceding sentence, by adjusting the principal amount of Notes contained in each unit of Stapled Securities. See “Risk Factors — The Notes may be converted into Ordinary Shares without your consent” and “Description of the Notes — Conversion Rights.” Following the delivery of any such conversion instruction to the trustee, the Company will, or will arrange for, the provision of a notice of the same to the holders of the Notes.

For purposes of the above, a supermajority of the non-management directors means five affirmative votes of non-management directors assuming six non-management directors are eligible to vote, and in all other circumstances, the affirmative vote of at least 75% of the non-management directors eligible to vote.

The initial Conversion Price is initially equal to $95.60/ Ordinary Share (the “Conversion Price”).

The Conversion Price will be subject to adjustment in certain circumstances described under “Description of the Notes—Conversion Rights—Conversion Rate Adjustment.”

Optional Redemption	Subject to the terms of the Intercreditor Agreement, the Notes may be redeemed, at the option of the Company, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, the applicable redemption date. See “Description of the Notes—Redemption and Offer to Purchase—Optional Redemption.”

Mandatory Redemption Upon Loss of a Vessel	Subject to the terms of the Third Lien Intercreditor Agreement, upon the occurrence or happening of certain events of loss with respect to the Company’s fleet, the Company shall be required to redeem Notes and such other pari passu indebtedness containing provisions similar to those set forth in the Indenture with respect to a redemption upon events of loss, in an amount equal to the maximum principal amount of Notes and such other pari passu Indebtedness that may be purchased out of the proceeds received in respect of such loss at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest on the Notes redeemed to the applicable redemption date. See “Description of the Notes—Redemption and Offer to Purchase—Mandatory Redemption Upon Loss of a Vessel.”

Redemption upon a Change in Tax Law	Under certain circumstances and subject to certain conditions, the Company will have the option to redeem the Notes, in whole but not in part, at any time, at a redemption price of 100% of the aggregate principal amount of the Notes, plus any accrued and unpaid interest and applicable Additional Amounts, if any, to the date of redemption, if the Company or the Guarantors, as the case may be, have become or would become obligated to pay Additional Amounts as a result of the imposition of withholding taxes on the Notes as a result of a change in the laws of any jurisdiction in which the Company or any Guarantor is organized, doing business or otherwise considered by a taxing authority to be a resident for tax purposes or from or through which the Company or any Guarantor makes a payment (or a payment is made on their behalf) on the Notes or any guarantee, provided that the amount of such Additional Amounts per year is in excess of 0.50% of the aggregate principal amount of Notes then outstanding. See “Description of the Notes—Redemption and Offer to Purchase—Optional Redemption for Changes in Withholding Taxes.”

Change of Control Offer	Subject to the terms of the Third Lien Intercreditor Agreement, if the Company experiences a Change of Control (as defined below), each holder of the Notes will have the right to require the Company to repurchase all or any part of its Notes (in accordance with the terms of the Indenture) at a price in cash equal to 101% of the aggregate principal amount of the Notes repurchased, plus accrued and unpaid interest, if any, to the date of repurchase. See “Description of the Notes—Redemption and Offer to Purchase—Change of Control.”

Asset Sale Offer	Subject to the terms of the Third Lien Intercreditor Agreement, if the Company or any Restricted Subsidiary makes certain sales of assets, any net proceeds from such asset sale not applied, or committed to be applied, within 360 days in accordance with the requirements of the covenant described in “Description of the Notes—Asset Sales” in excess of $10 million shall be applied to make an offer to all holders of Notes and all holders of other pari passu indebtedness containing provisions similar to those set forth in the Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of Notes and such other pari passu indebtedness that may be purchased out of such proceeds. The offer price in any such offer will be equal to 100% of the principal amount plus accrued and unpaid interest to the date of purchase, and will be payable in cash.

Use of Proceeds	We will not receive any of the proceeds from the sale of Stapled Securities offered by the selling holders.

Certain Covenants

The Indenture, among other things, limits the Company’s and any Restricted Subsidiaries’ ability:

•    create or incur liens;

•    consummate a merger, consolidation or sale of all or substantially all of their assets;

•    engage in business other than their current business and reasonably related extensions thereof; and

•    make certain vessel transfers or partial vessel sales.

These covenants are subject to a number of important exceptions and qualifications. See “Description of the Notes—Certain Covenants.”

Summary of the Ordinary Shares

The following summary contains basic information about the Ordinary Shares and is not intended to be complete. It does not contain all of the information that is important to you. For a more complete understanding of the Ordinary Shares, please refer the section of the Prospectus entitled “Description of Share Capital.”

Issuer	Vantage Drilling International, a Cayman Islands exempted company with limited liability

Ordinary Shares outstanding	5,000,053 Ordinary Shares

Voting Rights	Each holder will have one vote per Ordinary Share held.

Listing	Our Ordinary Shares will not be listed on any national exchange.

Use of Proceeds	We will not receive any of the proceeds from the sale of Ordinary Shares offered by the selling holders.

Dividend Policy	We have not paid any dividends on our Ordinary Shares to date, and do not anticipate paying cash dividends in the immediate future. See “Market Prices and Dividend Policy.”

Unless we specifically state otherwise, all information in this prospectus is based on 4,344,959 units of Stapled Securities and 5,000,053 shares of Ordinary Shares outstanding as of October 31, 2016, and excludes any Stapled Securities or Ordinary Shares issuable under our equity compensation plans and any Ordinary Shares issuable upon conversion of the Notes (including Notes that may be issued as part of Stapled Securities under our equity compensation plans).

You should carefully consider the risks described under “Risk Factors” before making any investment decision.

SUMMARY HISTORICAL FINANCIAL DATA

The following table presents the Company’s summary historical financial information as of and for the periods presented.

As a result of the application of fresh start accounting, as well as the effects of the implementation of the Plan of Reorganization, the consolidated financial statements on and after February 10, 2016 are not comparable with the consolidated financial statements prior to that date. See Note 2 to our unaudited consolidated financial statements included elsewhere herein.

The summary historical financial information as of June 30, 2016 (successor) and for the successor period from February 10, 2016 to June 30, 2016, the predecessor periods from January 1, 2016 to February 10, 2016 and the six months ended June 30, 2015 has been derived from, and should be read in conjunction with, the Company’s unaudited consolidated financial statements, included elsewhere in this prospectus. The summary historical financial information as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 has been derived from, and should be read in conjunction with, the Company’s audited consolidated financial statements, included elsewhere in this prospectus. The summary historical financial information as of December 31, 2013, 2012 and 2011 and for the years ended December 31, 2012 and 2011 has been derived from the Company’s consolidated financial statements, not included elsewhere in this prospectus.

	Successor	Predecessor
	Period from February 10, 2016 to June 30, 2016	Period from January 1, 2016 to February 10, 2016		Six months ended June 30, 2015
	(unaudited)	(unaudited)
	(in thousands)	(in thousands)
Consolidated Statement of Operations Data
Revenue	$78,297	$23,540		$434,904
Operating costs	62,404	25,213		190,059
General and administrative	17,863	2,558		12,691
Depreciation	30,457	10,696		63,404

Income (loss) from operations	(32,427)	(14,927)		168,750
Interest income	15	3		25
Interest expense and other financing charges	(29,422)	(1,728	)(1)	(92,027)
Gain on debt extinguishment	—	—		10,823
Other, net	318	(69)		1,820
Reorganization items	(641)	(452,923)		—

Income (loss) before income taxes	(62,157)	(469,644)		89,391
Income tax provision	2,605	2,371		38,151

Net income (loss)	(64,762)	(472,015)		51,240
Net income (loss) attributable to noncontrolling interests	—	(969)		667

Net income (loss) attributable to VDI	$(64,762)	$(471,046)		$50,573

(1)	Contractual interest of $23,219 for the period from January 1, 2016 to February 10, 2016.

Successor
June 30, 2016
(unaudited) (in thousands)
Balance Sheet Data
Cash and cash equivalents	$240,502
Total other current assets	92,648
Property and equipment, net	868,038
Total other assets	10,815
Total assets	1,212,003
Total current liabilities	51,688
Long–term debt, net of discount of $127,974	839,831
Other long-term liabilities	11,269
Total VDI shareholder’s equity	309,215
Total liabilities and equity	1,212,003

	Successor	Predecessor
	Period from February 10, 2016 to June 30, 2016	Period from January 1, 2016 to February 10, 2016	Six months ended June 30, 2015
	(unaudited)	(unaudited)
	(in thousands)	(in thousands)
Cash Flow Data
Net cash provided by (used in) operating activities	$204	$(21,365)	$24,659
Net cash provided by (used in) investing activities	(7,982)	116	(17,017)
Net cash provided by (used in) financing activities	(766)	66,875	(54,605)

	As of and For the Year Ended December 31,
	2015		2014	2013		2012		2011
						(unaudited)
	(In thousands)
Consolidated Statement of Operations Data
Revenue	$772,265		$882,904	$728,256		$459,743		$425,420
Operating costs	359,610		405,697	324,767		211,651		222,485
General and administrative expenses	25,322		25,390	22,714		19,425		12,346
Depreciation and amortization	127,359		126,610	106,609		68,747		64,477

Income from operations	259,974		325,207	274,166		159,920		126,112
Gain (loss) on debt extinguishment	10,823	(1)	4,408 (2)	(98,327	)(3)	(122,071	)(4)	(25,196	)(5)
Interest expense	(173,550	)(6)	(196,089)	(198,545)		(139,565)		(147,260)
Other income (expense)	4,231		(596)	3,010		635		1,131
Reorganization items	(39,354	)(7)	—	—		—		—

Income (loss) before income taxes	62,124		132,930	(19,696)		(101,081)		(45,213)
Income tax provision	39,870		39,817	27,921		18,904		10,626

Net income (loss)	22,254		93,113	(47,617)		(119,985)		(55,839)
Net income (loss) attributable to noncontrolling interests	5,036		257	(463)		(3,343)		(1,514)

Net income (loss) attributable to VDI	$17,218		$92,856	$(47,154)		$(116,642)		$(54,325)

Other Financial Data
EBITDA Reconciliation
Net income (loss)	$22,254		$93,113	$(47,617)		$(119,985)		$(55,839)
Interest expense	173,550		196,089	198,545		139,565		147,260
Income tax provision	39,870		39,817	27,921		18,904		10,626
Depreciation	127,359		126,610	106,609		68,747		64,477

EBITDA (8)	363,033		455,629	285,458		107,231		166,524
(Gain) loss on debt extinguishment	(10,823)		(4,408)	98,327		122,071		25,196
Reorganization items	39,354		—	—		—		—

Adjusted EBITDA (9)	$391,564		$451,221	$383,785		$229,302		$191,720

Balance Sheet Data
Cash and cash equivalents	$203,420		$75,801	$50,326		$487,232		$94,996
Total other current assets	157,323		243,411	243,186		182,869		114,189
Property and equipment, net	2,948,387		3,032,568	3,126,598		2,717,506		1,804,988
Total other assets	23,050		72,091	89,773		81,495		62,060

Total assets	$3,332,180		$3,423,871	$3,509,883		$3,469,102		$2,076,233

Total current liabilities	132,616		341,380	389,070		344,920		256,622
Long-term debt	—	(10)	2,497,103	2,669,705		2,622,686		1,212,497
Other long-term liabilities	33,097		83,982	41,820		44,371		29,755
Liabilities subject to compromise	2,694,456		—	—		—		—
VDI shareholder’s equity	456,756		490,689	397,833		444,987		561,627
Noncontrolling interests	15,255		10,717	11,455		12,138		15,732

Total liabilities and shareholders’ equity	$3,332,180		$3,423,871	$3,509,883		$3,469,102		$2,076,233

Cash Flow Data
Net cash provided by (used in) operating activities	$92,587		$239,724	$18,876		$(133,844)		$92,976
Net cash used in investing activities	(46,490)		(35,693)	(523,759)		(874,117)		(140,946)
Net cash provided by (used in) financing activities	81,522		(178,556)	67,977		1,400,198		118,051

(1)	Includes redemption discounts totaling $11.5 million in connection with discretionary open market repurchases of our pre-bankruptcy indebtedness offset by $0.7 million for the write-off of associated issuance discounts and deferred financing costs.
(2)	Includes redemption discounts totaling $7.1 million in connection with discretionary open market repurchases of our pre-bankruptcy indebtedness offset by $2.7 million for the write-off of associated issuance discounts and deferred financing costs.
(3)	Includes $92.3 million in prepayment and consent fees and $24.0 million for the write-off of deferred financing costs offset by $18.0 million of issuance premium associated with the early retirement of $1 billion of our pre-bankruptcy 11.5% Senior Notes due 2015 (“11.5% Senior Notes”).
(4)	Includes $115.0 million for consent fees and $28.2 million for the write-off of deferred financing costs offset by $21.1 million of issuance premium associated with the early retirement of $1 billion of pre-bankruptcy 11.5% Senior Notes.
(5)	Includes $21.7 million in prepayment fees and approximately $3.5 million for the write-off of deferred financing costs associated with the early retirement of the debt for the acquisition of the Aquamarine Driller.
(6)	Contractual interest of $178,049 during the year ended December 31, 2015.
(7)	Includes the write-off of $31.4 million of deferred finance charges and $5.7 million of debt discount and $2.2 million of post-petition professional fees incurred in connection with our bankruptcy proceedings.
(8)	Earnings before interest, taxes and depreciation and amortization (“EBITDA”) represents net income (loss) before (i) interest expense, (ii) provision for income taxes and (iii) depreciation and amortization expense. EBITDA is not a financial measure under generally accepted accounting principles (“GAAP”) as defined under the rules of the SEC, and is intended as a supplemental measure of our performance. We believe this measure is commonly used by analysts and investors to analyze and compare companies on the basis of operating performance.
(9)	Adjusted EBITDA represents EBITDA adjusted to exclude (gain) on debt extinguishment and reorganization items. Adjusted EBITDA is a non-GAAP financial measure as defined under the rules of the SEC, and is intended as a supplemental measure of our performance. We believe this measure is commonly used by analysts and investors to analyze and compare companies on the basis of operating performance.

EBITDA and Adjusted EBITDA are not a substitute for GAAP measures of net income, operating income or any other performance measure derived in accordance with GAAP or as an alternative to cash flows from operating activities or other liquidity measures derived in accordance with GAAP.

(10)	$2.7 billion of long-term debt was classified as Liabilities Subject to Compromise as of December 31, 2015.

RISK FACTORS

You should carefully consider the risk factors set forth below, as well as the other information contained in this prospectus. The risks described below are not the only risks facing us. Any of the following risks could materially and adversely affect our business, financial condition or operating results. In such a case, you may lose all or a part of your original investment.

Risks Related to Our Company’s Business

Our industry is highly competitive, cyclical and subject to intense price competition.

The offshore contract drilling industry, historically, has been very cyclical with periods of high demand, limited supply and high dayrates alternating with periods of low demand, excess supply and low dayrates. Many offshore drilling units are highly mobile. Competitors may move drilling units from region to region in response to changes in demand. According to industry sources, 48 jackup rigs and 13 deepwater rigs are scheduled for delivery from the shipyard through the remainder of 2016. While we do not anticipate that all of these rigs will be delivered, this excess supply of rigs is depressing the markets in which we operate. Periods of low demand and excess supply intensify competition in the industry and often result in some drilling units becoming idle for long periods of time. Prolonged periods of low utilization and dayrates, or extended idle time, could result in the recognition of impairment charges on our drilling units if cash flow estimates, based upon information available to management at the time, indicate that the carrying value of the drilling units may not be recoverable.

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our debt obligations.

Following the completion of the Plan of Reorganization on February 10, 2016, we had approximately $969.1 million aggregate principal amount of debt outstanding, consisting of $143.0 million under the Credit Agreement, $76.1 million of our Senior Secured Notes and approximately $750.0 million of our Notes. Subject to the restrictions in our Credit Agreement and the indentures governing our Senior Secured Notes and our Notes, we may incur additional indebtedness. Our high level of indebtedness could have important consequences for an investment in us and significant effects on our business. For example, our level of indebtedness and the terms of our debt agreements may:

•	make it more difficult for us to satisfy our financial obligations under our indebtedness and our contractual and commercial commitments and increase the risk that we may default on our debt obligations;

•	prevent us from raising the funds necessary to repurchase notes tendered to us if there is a change of control or other repayment event under the instruments governing our indebtedness, which would constitute a default under the indenture governing the notes;

•	require us to use a substantial portion of our cash flow from operations to pay interest and principal on the notes and other debt, which would reduce the funds available for working capital, capital expenditures and other general corporate purposes;

•	limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions and other investments, or general corporate purposes, which may limit our ability to execute our business strategy;

•	limit our ability to refinance our indebtedness on terms that are commercially reasonable, or at all;

•	heighten our vulnerability to downturns in our business, our industry or in the general economy and restrict us from exploiting business opportunities or making acquisitions;

•	place us at a competitive disadvantage compared to those of our competitors that may have proportionately less debt;

•	limit management’s discretion in operating our business;

•	limit our flexibility in planning for, or reacting to, changes in our business, the industry in which we operate or the general economy; and

•	result in higher interest expense if interest rates increase and we have outstanding floating rate borrowings.

Each of these factors may have a material and adverse effect on our financial condition and viability. Our ability to satisfy our other debt obligations will depend on our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors affecting our company and industry, many of which are beyond our control.

Additionally, each of the agreements governing the Credit Agreement, the Senior Secured Notes and the Notes is subject to terms, conditions and covenants, a violation of which would constitute an event of default and could result in the acceleration of the maturity of the obligations. Compliance with certain of these covenants may be beyond our control and we cannot assure you that we will satisfy those requirements. In the event (A) the Company, any guarantor, or any restricted subsidiary that is a significant subsidiary or a group of subsidiaries that, taken together would constitute a significant subsidiary, within the meaning of bankruptcy law (i) commences a voluntary case, (ii) consents to the entry of an order for relief against it in an involuntary case, (iii) consents to the appointment of a custodian of it or for all or substantially all of its property (iv) makes a general assignment for the benefit of its creditors or (v) is generally not paying its debts as they come due, or (B) if a court of competent jurisdiction enters an order or decree under any bankruptcy law that is for relief in an involuntary case, appoints a custodian, or orders the liquidation of the Company, any guarantor, or any restricted subsidiary that is a significant subsidiary or a group of subsidiaries that, taken together would constitute a significant subsidiary (and the order or decree remains unstayed and in effect for 60 consecutive days), the secured debt obligations will automatically accelerate with no further action or notice by the debt holders.

If any other event of default under the terms of the Senior Secured Notes or Notes, the trustee or holders of at least 25% in aggregate principal amount of the then outstanding secured debt may declare the obligation due and payable. If there is any other event of default under the terms of the Credit Agreement, the Administrative Agent may declare the obligations under the Credit Agreement immediately due and payable. An event of default or acceleration of any of the secured debt obligations will likely cross default and accelerate the other secured debt obligations.

In the event the Notes accelerate, the holders are entitled to the outstanding principal, accrued interest and a premium. The Applicable Premium is calculated as the greater of (i) 1% of the then outstanding principal amount and (ii) the difference between the present value, computed using a discount rate equal to the treasury rate plus 50 basis points, of the accreted value at maturity, less the outstanding principal of the Notes. The estimated Applicable Premium is in excess of $1.0 billion.

If the amounts outstanding in respect of our Credit Agreement, Senior Secured Notes and the Notes or any other indebtedness outstanding at such time were to be accelerated or were the subject of foreclosure actions, we cannot assure you that our assets would be sufficient to repay in full the money owed to the lenders or to our other debt holders.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

The U.S. Foreign Corrupt Practices Act, or the FCPA, and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Our policies mandate compliance with these laws. We operate in many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. Despite our extensive training and compliance program, we cannot assure you that our internal control policies and procedures will always protect us from improper acts committed by our directors, employees or agents. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our business and operations. We may be subject to competitive disadvantages to the extent that our competitors are able to secure business, licenses or other preferential treatment by making payments to government officials and others in positions of influence or using other methods that U.S. laws and regulations prohibit us from using.

In order to effectively compete in some foreign jurisdictions, we utilize local agents and seek to establish joint ventures with local operators or strategic partners. Although we have procedures and controls in place to monitor internal and external compliance, if we are found to be liable for FCPA violations (either due to our own acts or omissions, or due to the acts or omissions of others, including actions taken by our agents and our strategic or local partners, even though our agents and partners may not be subject to the FCPA), we could suffer from civil and criminal penalties or other sanctions, which could have a material adverse effect on our business, financial position, results of operations and cash flows. In July 2015, we became aware of media reports that Hamylton Padilha, the Brazilian agent for the Company used in the contracting of the Titanium Explorer drillship to Petroleo Brasileiro S.A. (“Petrobras”), had entered into a plea arrangement with the Brazilian authorities in connection with his role in facilitating the payment of bribes to former Petrobras executives. Among other things, Mr. Padilha provided information to the Brazilian authorities of an alleged bribery scheme between former Petrobras executives and Mr. Hsin-Chi Su, who was, at the time of the alleged bribery scheme, a member of the Board of Directors and a significant shareholder of our predecessor company, Vantage Drilling Company. When we learned of Mr. Padilha’s plea agreement and the allegations, we voluntarily contacted the U.S. Department of Justice (“DOJ”)and the U.S. Securities and Exchange Commission (“SEC”) to advise them of these recent developments, as well as the fact that we had engaged outside counsel to conduct an internal investigation of the allegations. Our internal investigation is ongoing and we are cooperating with the DOJ and SEC in their investigation of these allegations. In connection with our cooperation with the DOJ and SEC, we recently advised both agencies that in early 2010, we engaged outside counsel to investigate a report of allegations of improper payments to customs and immigration officials in Asia. That investigation was concluded in 2011, and we determined at that time that no disclosure was warranted; however, in an abundance of caution, we are reviewing the matter again in light of the allegations in the Petrobras matter. Although we cannot predict the outcome of this matter, if the DOJ or the SEC determine that violations of the FCPA have occurred, the Company could be subject to civil and criminal sanctions, including monetary penalties, as well as additional requirements or changes to our business practices and compliance programs, any or all of which could have a material adverse effect on our business and financial condition. Additionally, if we become subject to any judgment, decree, order, governmental penalty or fine, this may constitute an event of default under the terms of our secured debt agreements and result in our outstanding debt becoming immediately due and payable.

A continued reduction in expenditures by oil and natural gas exploration and production companies due to the current low level of oil and natural gas prices, a decrease in demand for oil and natural gas, or other factors, would adversely affect our business.

Our business, including the utilization rates and dayrates we achieve for our drilling units, depends on the level of activity in oil and natural gas exploration, development and production expenditures of our customers. Oil and natural gas prices and customers’ expectations of potential changes in these prices significantly affect this level of activity. Commodity prices are affected by numerous factors, including the following:

•	changes in global economic conditions;

•	the worldwide supply and demand for oil and natural gas;

•	the cost of exploring for, producing and delivering oil and natural gas;

•	expectations regarding future prices;

•	advances in exploration, development and production technology;

•	the ability or willingness of the Organization of Petroleum Exporting Countries (“OPEC”) to set and maintain production levels and pricing;

•	the availability and discovery rate of new oil and natural gas reserves in offshore areas;

•	the rate of decline of existing and new oil and natural gas reserves;

•	the level of production in non-OPEC countries;

•	domestic and international tax policies;

•	the development and exploitation of alternative fuels;

•	weather;

•	blowouts and other catastrophic events;

•	governmental laws and regulations, including environmental laws and regulations;

•	the policies of various governments regarding exploration and development of their oil and natural gas reserves;

•	volatility in the exchange rate of the U.S. dollar against other currencies; and

•	the worldwide political environment, uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in significant oil and natural gas producing regions or further acts of terrorism.

In addition to oil and gas prices, the offshore drilling industry is influenced by additional factors, including:

•	the availability of competing offshore drilling vessels and the level of construction activity for new drilling vessels;

•	the level of costs for associated offshore oilfield and construction services;

•	oil and gas transportation costs;

•	the discovery of new oil and gas reserves;

•	the cost of non-conventional hydrocarbons; and

•	regulatory restrictions on offshore drilling.

Any of these factors could reduce demand for or prices paid for our services and adversely affect our business and results of operations.

Low prices for oil and natural gas may reduce demand for our services and could have a material adverse effect on our revenue and profitability.

Demand for our services depends on oil and natural gas industry activity and expenditure levels that are directly affected by trends in oil and natural gas prices. In addition, demand for our services is particularly sensitive to the level of exploration, development and production activity of and the corresponding capital spending by, oil and natural gas companies. Any prolonged weakness in oil and natural gas prices could depress the near-term levels of exploration, development, and production activity. Perceptions of longer-term lower oil and natural gas prices by oil and natural gas companies could similarly reduce or defer major expenditures given the long- term nature of many large-scale development projects. Lower levels of activity result in a corresponding decline in the demand for our services, which could have a material adverse effect on our revenue and profitability. Additionally, these factors may adversely impact our financial position if they are determined to cause an impairment of our long- lived assets.

A small number of customers account for a significant portion of our revenues, and the loss of one or more of these customers could materially adversely affect our financial condition and results of operations. The concentration of revenue with a small number of customers also exposes us to credit risk of these customers for non-payment or contract termination.

We derive a significant portion of our revenues from a few customers. During the fiscal year ended December 31, 2015, three customers accounted for approximately 32%, 25% and 20%, of our revenue. Three customers accounted for approximately 47%, 20% and 17% of consolidated revenue for the period from January 1, 2016 to February 10, 2016. Three customers accounted for approximately 50%, 19% and 18% of consolidated revenue for the period from February 10, 2016 to June 30, 2016. Our financial condition and results of operations could be materially and adversely affected if any one of these customers interrupts or curtails their activities, fails to pay for the services that have been performed, terminates their contracts, fails to renew their existing contracts or refuse to award new contracts and we are unable to enter into contracts with new customers on comparable terms. The loss of any of our significant customers could materially adversely affect our financial condition and results of operations.

Our jackup drilling contracts are generally short-term, and we could experience reduced profitability if customers reduce activity levels, terminate or seek to renegotiate drilling contracts with us, or if market conditions dictate that we enter into contracts that provide for payment based on a footage or turnkey basis, rather than on a dayrate basis.

Many jackup drilling contracts are short-term, and oil and natural gas companies tend to reduce shallow water activity levels quickly in response to downward changes in oil and natural gas prices. Due to the short-term nature of most of our jackup drilling contracts, a decline in market conditions can quickly affect our business if customers reduce their levels of operations. During depressed market conditions, a customer may no longer need a unit that is currently under contract or may be able to obtain a comparable unit at a lower dayrate. As a result, customers may seek to renegotiate the terms of their existing drilling contracts or avoid their obligations under those contracts. In addition, our customers may have the right to terminate, or may seek to renegotiate, existing contracts if we experience excessive downtime, operational problems above the contractual limit or safety-related issues, if the drilling unit is a total loss, if the drilling unit is not delivered to the customer within the period specified in the contract or in other specified circumstances, which include events beyond the control of either party.

Some of our current jackup drilling contracts, and some drilling contracts that we may enter into in the future, may include terms allowing customers to terminate contracts without cause, with little or no prior notice and without penalty or early termination payments. In addition, we could be required to pay penalties, which could be material, if some of these contracts are terminated due to downtime, operational problems or failure to deliver. Some of the contracts with customers that we enter into in the future may be cancellable at the option of the customer upon payment of a penalty, which may not fully compensate us for the loss of the contract. Early termination of a contract may result in a drilling unit being idle for an extended period of time. The likelihood that a customer may seek to terminate a contract is increased during periods of market weakness. Under most of our contracts, it is an event of default if we file a petition for bankruptcy or reorganization, which would allow the customer to terminate such contract.

Currently, all of our jackup drilling contracts are dayrate contracts, where we charge a fixed rate per day regardless of the number of days needed to drill the well. While we plan to continue to perform services on a dayrate basis, market conditions may dictate that we enter into contracts that provide for payment based on a footage basis, where we are paid a fixed amount for each foot drilled regardless of the time required or the problems encountered in drilling the well, or enter into turnkey contracts, where we agree to drill a well to a specific depth for a fixed price and bear some of the well equipment costs. These types of contracts are riskier for us than a dayrate contract as we would be subject to downhole geologic conditions in the well that cannot always be accurately determined and subject us to greater risks associated with equipment and downhole tool failures. Unfavorable downhole geologic conditions and equipment and downhole tool failures may result in significant cost increases or may result in a decision to abandon a well project which would result in us not being able to invoice revenues for providing services. Any such termination or renegotiation of contracts and unfavorable costs increases or loss of revenue could have a material adverse impact on our financial condition and results of operations.

We may not be able to replace expiring contracts for our existing rigs at dayrates that are economically feasible for us.

Due to the cyclical nature and high level of competition in our industry, we may not be able to replace expiring contracts. Our ability to replace expiring contracts will depend on prevailing market conditions, the specific needs of our customers, and numerous other factors beyond our control. Additionally, any contracts for our drilling units may be at dayrates that are below, or substantially below, existing dayrates, which could have a material adverse effect on our overall business, financial condition, results of operations and future prospects.

The agreements governing our Credit Agreement, Senior Secured Notes and Notes impose significant operating and financial restrictions on us and our subsidiaries that may prevent us from capitalizing on business opportunities and restrict our ability to operate our business.

The agreements governing our Credit Agreement, Senior Secured Notes and Notes contain covenants that restrict our and our restricted subsidiaries’ ability to take various actions, such as:

•	paying dividends, redeeming subordinated indebtedness or making other restricted payments;

•	incurring or guaranteeing additional indebtedness or, with respect to our restricted subsidiaries or any other subsidiary guarantor, issuing preferred shares;

•	creating or incurring liens;

•	incurring dividend or other payment restrictions affecting our restricted subsidiaries;

•	consummating a merger, consolidation or sale of all or substantially all of our or our subsidiaries’ assets;

•	entering into transactions with affiliates;

•	transferring or selling assets, including to a master limited partnership or similar entity;

•	engaging in business other than our current business and reasonably related extensions thereof;

•	issuing capital stock of certain subsidiaries;

•	taking or omitting to take any actions that would adversely affect or impair in any material respect the collateral securing our indebtedness;

•	terminating or amending certain material contracts;

•	amending, modifying or changing our organizational documents; and

•	employing our drilling units in certain jurisdictions.

We may also be prevented from taking advantage of business opportunities because of the limitations imposed on us by the restrictive covenants under the indentures governing the Credit Agreement, the Senior Secured Notes and the Notes. In addition, the restrictions contained may also limit our ability to plan for or react to market conditions, meet capital needs or otherwise restrict our activities or business plans and adversely affect our ability to finance our operations, enter into acquisitions, execute our business strategy, effectively compete with companies that are not similarly restricted or engage in other business activities that would be in our interest. We are also subject to additional restrictions in our term loan agreements and revolving credit agreement, and in the future, we may also incur additional debt obligations that might subject us to additional and different restrictive covenants that could further affect our financial and operational flexibility. We cannot assure you that we will be granted waivers or amendments to these agreements if for any reason we are unable to comply with these agreements, or that we will be able to refinance our debt on acceptable terms or at all.

Our business is affected by local, national and worldwide economic conditions and the condition of the oil and natural gas industry.

Current economic conditions have resulted in uncertainty regarding energy and commodity prices. In addition, future economic conditions may cause many oil and natural gas production companies to further reduce or delay expenditures in order to reduce costs, which in turn may cause a further reduction in the demand for drilling services. If conditions worsen, our business and financial condition may be adversely impacted.

There may be limits to our ability to mobilize drilling units between geographic markets and the time and costs of such drilling unit mobilizations may be material to our business.

The offshore contract drilling market is generally a global market as drilling units may be mobilized from one market to another market. However, geographic markets can, from time to time, have material fluctuations in costs and risks as the ability to mobilize drilling units can be impacted by several factors including, but not limited to, governmental regulation and customs practices, the significant costs to move a drilling unit, availability of tow boats or heavy lift vessels, weather, political instability, civil unrest, military actions, and the technical capability of the drilling units to operate in various environments. Any increase in the supply of drilling units in the geographic areas in which we operate, whether through new construction, refurbishment or conversion of drilling units from other uses, remobilization or changes in the law or its application, could increase competition and result in lower dayrates and/or utilization, which would adversely affect our financial position, results of operations and cash flows. Additionally, while a drilling unit is being mobilized from one geographic market to another, we may not be paid by the customer for the time that the drilling unit is out of service. Also, we may mobilize the drilling unit to another geographic market without a customer contract which will result in costs not reimbursable by future customers.

Our business involves numerous operating hazards, and our insurance and contractual indemnity rights may not be adequate to cover our losses.

Our operations are subject to the usual hazards inherent in the drilling and operation of oil and natural gas wells, such as blowouts, reservoir damage, loss of production, loss of well control, punch-throughs, craterings, fires and pollution. The occurrence of these events could result in the suspension of drilling or production operations, claims by the operator and others affected by such events, severe damage to, or destruction of, the property and equipment involved, injury or death to drilling unit personnel, environmental damage and increased insurance costs. We may also be subject to personal injury and other claims of drilling unit personnel as a result of our drilling operations. Operations also may be suspended because of machinery breakdowns, abnormal operating conditions, failure of subcontractors to perform or supply goods or services and personnel shortages.

In addition, our operations will be subject to perils particular to marine operations, including capsizing, grounding, collision and loss or damage from severe weather. Severe weather could have a material adverse effect on our operations. Our drilling units could be damaged by high winds, turbulent seas, or unstable sea bottom conditions which could potentially cause us to curtail operations for significant periods of time until such damages are repaired.

Damage to the environment could result from our operations, particularly through oil spillage or extensive uncontrolled fires. We may also be subject to property, environmental and other damage claims by host governments, oil and natural gas companies and other businesses operating offshore and in coastal areas, as well as claims by individuals living in or around coastal areas.

As is customary in our industry, the risks of our operations are partially covered by our insurance and partially by contractual indemnities from our customers. However, insurance policies and contractual rights to indemnity may not adequately cover losses, and we may not have insurance coverage or rights to indemnity for all risks. Moreover, pollution and environmental risks generally are not fully insurable. If a significant accident or other event resulting in damage to our drilling units, including severe weather, terrorist acts, war, civil disturbances, pollution or environmental damage, occurs and is not fully covered by insurance or a recoverable indemnity from a customer, it could adversely affect our financial condition and results of operations.

Our offshore drilling operations could be adversely impacted by changes in regulation of offshore oil and gas exploration and development activity.

Offshore drilling operations in the United States and elsewhere could be adversely impacted by changes in regulation of offshore oil and gas exploration and development activities. Significant new requirements with respect to development and production activities in the U.S. Gulf of Mexico have been imposed in recent years. These new requirements generally relate to the design of wells and testing of the integrity of wellbores, the use of drilling fluids, the functionality and testing of well control equipment, including blowout preventers, and other environmental and safety matters.

Customers may be unable or unwilling to indemnify us.

Consistent with standard industry practice, our customers generally assume liability for and indemnify us against well control and subsurface risks under our dayrate contracts, and we do not separately purchase insurance for such indemnified risks. These risks are those associated with the loss of control of a well, such as blowout or cratering, the cost to regain control or redrill the well and associated pollution. In the future, we may not be able to obtain agreements from customers to indemnify us for such damages and risks or the indemnities that we do obtain may be limited in scope and duration. Additionally, even if our customers agree to indemnify us, there can be no assurance that they will necessarily be financially able to indemnify us against all of these risks.

Our insurance coverage may not be adequate if a catastrophic event occurs.

As a result of the number and significance of catastrophic events in the history of the offshore drilling industry, such as hurricanes and spills in the Gulf of Mexico, insurance underwriters have increased insurance premiums and increased restrictions on coverage and have made other coverages, such as Gulf of Mexico windstorm coverage, unavailable to us on commercially reasonable terms.

While we believe we have reasonable policy limits of property, casualty, liability, and business interruption insurance, including coverage for acts of terrorism, with financially sound insurers, we cannot guarantee that our policy limits for property, casualty, liability, and business interruption insurance, including coverage for severe weather, terrorist acts, war, civil disturbances, pollution or environmental damage, would be adequate should a catastrophic event occur related to our property, plant or equipment, or that our insurers would have adequate financial resources to sufficiently or fully pay related claims or damages. When any of our coverage expires, or when we seek coverage in the future, we cannot guarantee that adequate coverage will be available, offered at reasonable prices, or offered by insurers with sufficient financial soundness. Additionally, we do not have third party windstorm insurance and we may not have windstorm insurance for any vessel that we operate in the Gulf of Mexico in the future. The occurrence of an incident or incidents affecting any one or more of our drilling units could have a material adverse effect on our financial position and future results of operations if asset damage and/or our liability were to exceed insurance coverage limits or if an insurer was unable to sufficiently or fully pay related claims or damages.

Our international operations are subject to additional political, economic, legal and other uncertainties not generally associated with domestic operations.

A primary component of our business strategy is to operate in international oil and natural gas producing areas. Our international operations are subject to a number of risks inherent in any business operating in foreign countries, including:

•	political, social and economic instability, war and acts of terrorism;

•	government corruption;

•	potential seizure, expropriation or nationalization of assets;

•	damage to our equipment or violence directed at our employees, including kidnappings;

•	piracy;

•	increased operating costs;

•	complications associated with repairing and replacing equipment in remote locations;

•	repudiation, modification or renegotiation of contracts;

•	limitations on insurance coverage, such as war risk coverage in certain areas;

•	import-export quotas;

•	confiscatory taxation;

•	claims under foreign labor or employment laws;

•	work stoppages;

•	unexpected changes in regulatory requirements;

•	wage and price controls;

•	imposition of trade barriers;

•	imposition or changes in enforcement of local content laws;

•	restrictions on currency or capital repatriations;

•	currency fluctuations and devaluations; and

•	other forms of government regulation and economic conditions that are beyond our control.

Our financial condition and results of operations could be susceptible to adverse events beyond our control that may occur in the particular countries or regions in which we are active. Additionally, we may experience currency exchange losses where, at some future date, revenues are received and expenses are paid in nonconvertible currencies or where we do not hedge exposure to a foreign currency. We may also incur losses as a result of an inability to collect revenues because of a shortage of convertible currency available in the country of operation, controls over currency exchange or controls over the repatriation of income or capital.

Many governments favor or effectively require that drilling contracts be awarded to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These practices may result in inefficiencies or put us at a disadvantage when bidding for contracts against local competitors.

Our offshore contract drilling operations are subject to various laws and regulations in countries in which we operate, including laws and regulations relating to the equipment and operation of drilling units, currency conversions and repatriation, oil and natural gas exploration and development, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors and duties on the importation and exportation of drilling units and other equipment. Governments in some foreign countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and natural gas and other aspects of the oil and natural gas industries in their countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil and natural gas companies and may continue to do so. Operations in less developed countries can be subject to legal systems which are not as predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.

Our business is subject to numerous governmental laws and regulations, including those that may impose significant costs and liability on us for environmental and natural resource damages.

Many aspects of our operations are affected by governmental laws and regulations that may relate directly or indirectly to the contract drilling industry, including those requiring us to control the discharge of oil and other contaminants into the environment or otherwise relating to environmental protection. Countries where we currently operate have environmental laws and regulations covering the discharge of oil and other contaminants and protection of the environment in connection with operations. Operations and activities in the United States and its territorial waters are subject to numerous environmental laws and regulations, including the U.S. Federal Water Pollution Control Act of 1972, commonly referred to as the Clean Water Act, the U.S. Oil Pollution Act (the “OPA”), the Outer Continental Shelf Lands Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Air Act, the Resource Conservation and Recovery Act and MARPOL. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations, the denial or revocation of permits or other authorizations and the issuance of injunctions that may limit or prohibit operations.

Laws and regulations protecting the environment have become more stringent in recent years and may in certain circumstances impose strict liability, rendering us liable for environmental and natural resource damages without regard to negligence or fault on our part. These laws and regulations may expose us to liability for the conduct of, or conditions caused by, others or for acts that were in compliance with all applicable laws at the time the acts were performed. The application of these requirements, the modification of existing laws or regulations or the adoption of new laws or regulations relating to exploratory or development drilling for oil and natural gas could materially limit future contract drilling opportunities or materially increase our costs. In addition, we may be required to make significant capital expenditures to comply with such laws and regulations.

In addition some financial institutions are imposing, as a condition to financing, requirements to comply with additional non-governmental environmental and social standards in connection with operations outside the United States, such as the Equator Principles, a credit risk management framework for determining, assessing and managing environmental and social risk in project finance transactions. Such additional standards could impose significant new costs on us, which may materially and adversely affect us.

Changes in U.S. federal laws and regulations, or in those of other jurisdictions where we operate, including those that may impose significant costs and liability on us for environmental and natural resource damages, may adversely affect our operations.

If the U.S. government amends or enacts new federal laws or regulations, our potential exposure to liability for operations and activities in the United States and its territorial waters may increase. Although the OPA provides federal caps on liability for pollution or contamination, future laws and regulations may increase our liability for pollution or contamination resulting from any operations and activities we may have in the United States and its territorial waters including punitive damages, and administrative, civil and criminal penalties. Additionally, the jurisdictions where we operate have modified or may in the future modify their laws and regulations in a manner that would increase our liability for pollution and other environmental damage.

Construction projects are subject to risks, including delays and cost overruns, which could have an adverse impact on our liquidity and results of operations.

As part of our growth strategy we may contract from time to time for the construction of drilling units or may enter into agreements to manage the construction of drilling units for others. Construction projects are subject to the risks of delay or cost overruns inherent in any large construction project, including costs or delays resulting from the following:

•	unexpected long delivery times for, or shortages of, key equipment, parts and materials;

•	shortages of skilled labor and other shipyard personnel necessary to perform the work;

•	unforeseen increases in the cost of equipment, labor and raw materials, particularly steel;

•	unforeseen design and engineering problems;

•	unanticipated actual or purported change orders;

•	work stoppages;

•	latent damages or deterioration to hull, equipment and machinery in excess of engineering estimates and assumptions;

•	failure or delay of third-party service providers and labor disputes;

•	disputes with shipyards and suppliers;

•	delays and unexpected costs of incorporating parts and materials needed for the completion of projects;

•	financial or other difficulties at shipyards;

•	adverse weather conditions; and

•	inability to obtain required permits or approvals.

If we experience delays and costs overruns in the construction of drilling units due to certain of the factors listed above, it could also adversely affect our business, financial condition and results of operations.

New technology and/or products may cause us to become less competitive.

The offshore contract drilling industry is subject to the introduction of new drilling techniques and services using new technologies, some of which may be subject to patent protection. As competitors and others use or develop new technologies, we may be placed at a competitive disadvantage. Further, we may face competitive pressure to implement or acquire certain new technologies at a substantial cost. Some of our competitors have greater financial, technical and personnel resources that may allow them to access technological advantages and implement new technologies before we can. We cannot be certain that we will be able to implement new technology or products on a timely basis or at an acceptable cost. Thus, our inability to effectively use and implement new and emerging technology may have a material and adverse effect on our financial condition and results of operations.

Our information technology systems and those of our service providers are subject to cybersecurity risks and threats.

We depend on information technology systems that we manage, and others that are managed by our third-party service and equipment providers, to conduct our operations, including critical systems on our drilling units, and these systems are subject to risks associated with cyber incidents or attacks. It has been reported that unknown entities or groups have mounted cyber-attacks on businesses and other organizations solely to disable or disrupt computer systems, disrupt operations and, in some cases, steal data. Due to the nature of cyber-attacks, breaches to our or our service or equipment providers’ systems could go unnoticed for a prolonged period of time. These cybersecurity risks could disrupt our operations and result in downtime, loss of revenue, or the loss of critical data as well as result in higher costs to correct and remedy the effects of such incidents. If our or our service or equipment providers’ systems for protecting against cyber incidents or attacks prove to be insufficient and an incident were to occur, it could have a material adverse effect on our business, financial condition, results of operations or cash flows. Currently, we do not carry insurance for losses related to cybersecurity attacks, and may elect to not obtain such insurance in the future.

Our financial condition may be adversely affected if we are unable to identify and complete future acquisitions, fail to successfully integrate acquired assets or businesses we acquire, or are unable to obtain financing for acquisitions on acceptable terms.

The acquisition of assets or businesses that we believe to be complementary to our drilling operations is an important component of our business strategy. We believe that acquisition opportunities may arise from time to time, and that any such acquisition could be significant. At any given time, discussions with one or more potential sellers may be at different stages. However, any such discussions may not result in the consummation of an acquisition transaction, and we may not be able to identify or complete any acquisitions. We cannot predict the effect, if any, that any announcement or consummation of an acquisition would have on the trading price of our securities. Our business is capital intensive and any such transactions could involve the payment by us of a substantial amount of cash. We may need to raise additional capital through public or private debt or equity financings to execute our growth strategy and to fund acquisitions. Adequate sources of capital may not be available when needed on acceptable terms. If we raise additional capital by issuing additional equity securities, existing shareholders may be diluted. If our capital resources are insufficient at any time in the future, we may be unable to fund acquisitions, take advantage of business opportunities or respond to competitive pressures, any of which could harm our business.

Any future acquisitions could present a number of risks, including:

•	the risk of using management time and resources to pursue acquisitions that are not successfully completed;

•	the risk of incorrect assumptions regarding the future results of acquired operations;

•	the risk of failing to integrate the operations or management of any acquired operations or assets successfully and timely; and

•	the risk of diversion of management’s attention from existing operations or other priorities.

If we are unsuccessful in completing acquisitions of other operations or assets, our financial condition could be adversely affected and we may be unable to implement an important component of our business strategy successfully. In addition, if we are unsuccessful in integrating our acquisitions in a timely and cost-effective manner, our financial condition and results of operations could be adversely affected.

Operating and maintenance costs will not necessarily fluctuate in proportion to changes in operating revenues.

We cannot predict what operating and maintenance costs will fluctuate in proportion to changes in operating revenues. Operating revenues may fluctuate as a function of changes in dayrates. However, costs for operating a drilling unit are generally fixed or only semi-variable regardless of the dayrate being earned. In addition, should the drilling units incur idle time between contracts, we would typically maintain the crew to prepare the drilling unit for its next contract and may not be able to reduce costs to correspond to the decrease in revenue. During times of moderate activity, reductions in costs may not be immediate as the crew may be required to prepare the drilling units for stacking, after which time the crew will be reduced to a level necessary to maintain the drilling unit in working condition with the extra crew members assigned to active drilling units or dismissed. In addition, as drilling units are mobilized from one geographic location to another, the labor and other operating and maintenance costs can vary significantly. Equipment maintenance expenses fluctuate depending upon the type of activity the drilling unit is performing and the age and condition of the equipment. Contract preparation expenses vary based on the scope and length of contract preparation required and the duration of the firm contractual period over which such expenditures are amortized.

The loss of some of our key executive officers and employees could negatively impact our business prospects.

Our future operational performance depends to a significant degree upon the continued service of key members of our management as well as marketing, sales and operations personnel. The loss of one or more of our key personnel could have a material adverse effect on our business. We believe our future success will also depend in large part upon our ability to attract, retain and further motivate highly skilled management, marketing, sales and operations personnel. We may experience intense competition for personnel, and we cannot assure you that we will be able to retain key employees or that we will be successful in attracting, assimilating and retaining personnel in the future.

Failure to employ a sufficient number of skilled workers or an increase in labor costs could hurt our operations.

We require skilled personnel to operate and provide technical services to, and support for, our drilling units. In periods of increasing activity and when the number of operating units in our areas of operation increases, either because of new construction, re-activation of idle units or the mobilization of units into the region, shortages of qualified personnel could arise, creating upward pressure on wages and difficulty in staffing. The shortages of qualified personnel or the inability to obtain and retain qualified personnel also could negatively affect the quality and timeliness of our work. In addition, our ability to expand operations depends in part upon our ability to increase the size of the skilled labor force.

Consolidation of suppliers may increase the cost of obtaining supplies, which may have a material adverse effect on our results of operations and financial condition.

We rely on certain third parties to provide supplies and services necessary for our offshore drilling operations, including, but not limited to, drilling equipment suppliers, catering and machinery suppliers. Recent mergers have reduced the number of available suppliers, resulting in fewer alternatives for sourcing key supplies. Such consolidation, combined with a high volume of drilling units under construction, may result in a shortage of supplies and services thereby increasing the cost of supplies and/or potentially inhibiting the ability of suppliers to deliver on time, or at all. These cost increases, delays or unavailability could have a material adverse effect on our results of operations and result in drilling unit downtime, and delays in the repair and maintenance of our drilling units.

While we believe that we currently have adequate internal control procedures in place, we are still exposed to potential risks from the requirement that we evaluate our internal controls under Section 404 of the Sarbanes-Oxley Act of 2002.

We have evaluated our internal controls systems in order to allow management to report on our internal controls, as required by Section 404 of the Sarbanes-Oxley Act of 2002. We have performed the system and process evaluation and testing required to comply with the management certification requirements of Section 404. As a result, we have incurred additional expenses and a diversion of management’s time. While we have been able to fully implement the requirements relating to internal controls and all other aspects of Section 404 in a timely fashion, we cannot be certain that our internal control over financial reporting will be adequate in the future to ensure compliance with the requirements of the Sarbanes- Oxley Act or the Foreign Corrupt Practices Act. If we are not able to maintain adequate internal control over financial reporting, we may be susceptible to sanctions or investigation by regulatory authorities, such as the DOJ and the SEC. Any such action could adversely affect our financial results and the market price of our securities.

Changes in tax laws, treaties or regulations, effective tax rates or adverse outcomes resulting from examination of our tax returns could adversely affect our financial results.

Our future effective tax rates could be adversely affected by changes in tax laws, treaties, and regulations both internationally and domestically. Tax laws, treaties and regulations are highly complex and subject to interpretation. We are subject to changing tax laws, treaties and regulations in and between the countries in which we operate. Our income tax expense is based upon the interpretation of the tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings. If any country successfully challenges our income tax filings based on our structure or the presence of our operations there, or if we otherwise lose a material dispute, our effective tax rate on worldwide earnings could increase substantially and our financial results could be materially adversely affected.

We may be required to repurchase certain of our indebtedness with cash upon a change of control or other triggering events.

Upon the occurrence of specified change of control events or certain losses of our vessels in the agreements governing our Credit Agreement, Senior Secured Notes or Notes, we will be required to offer to repurchase or repay all (or in the case of events of losses of vessels, an amount up to the amount of proceeds received from such event of loss) of such outstanding debt under such debt agreements at the prices and upon the terms set forth in the applicable agreements. In addition, in connection with certain asset sales, we will be required to offer to repurchase or repay such outstanding debt as set forth in the applicable debt agreements. We may not have sufficient funds available to repurchase or repay all of the debt that becomes due and payable pursuant to any such offer, which would constitute an event of default which in turn would likely trigger a default under our existing and any future debt agreements. Moreover, the holders and lenders under such debt agreements and any other of our future debt agreements may also limit our ability to repurchase debt. In that event, we would need to cure or refinance the applicable debt agreements before making an offer to purchase. Additionally, our existing debt agreements and any future indebtedness we incur may restrict our ability to repurchase these notes, including following a fundamental change. We may be unable to repay all of such indebtedness or obtain a waiver. Any requirement to offer to repurchase or repay any of our existing debt may therefore require us to refinance some or all of our other outstanding debt, which we may not be able to accomplish on commercially reasonable terms, if at all. These repurchase requirements may also delay or make it more difficult for others to obtain control of us.

Because we are incorporated under the laws of the Cayman Islands, stakeholders may face difficulties in protecting their interests, and their ability to protect their rights through the U.S. federal courts may be limited.

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands. In addition, substantially all of our assets are located outside the United States. As a result, it may be difficult for holders of our securities to effect service of process within the United States upon our directors or executive officers, or enforce judgments obtained in the U.S. courts against our directors or executive officers.

Our corporate affairs are governed by our Third Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles”), the Companies Law (the “Companies Law”) (as the same may be supplemented or amended from time to time) of the Cayman Islands, and the common law of the Cayman Islands. The rights of holders of our securities to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are, to a large extent, governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from those under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws which may provide significantly less protection to investors as compared to the United States, and some states, such as Delaware, which have more fully developed and judicially interpreted bodies of corporate law.

The Cayman Islands courts are also unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

Additionally, Cayman Islands companies may not have standing to sue before the federal courts of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without re-examination of the merits of the underlying dispute, provided such judgment:

•	is final;

•	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

•	is not in respect of taxes, a fine, or a penalty; and

•	was neither obtained in a manner, nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

The Grand Court of the Cayman Islands may stay proceedings if concurrent proceedings are being brought elsewhere.

We remain subject to litigation relating to our reorganization proceedings.

In connection with our bankruptcy cases, two appeals were filed relating to the confirmation of the Plan of Reorganization. Specifically, on January 29, 2016, Hsin Chi Su and F3 Capital filed two appeals before the United States District Court for the District of Delaware seeking a reversal of (i) the Court’s determination that Hsin Chi Su and F3 Capital did not have standing to appear and be heard in the bankruptcy cases, which was made on the record at a hearing held on January 14, 2016, and (ii) the Court’s Findings of Fact, Conclusions of Law, and Order (I) Approving the Debtors’ (A) Disclosure Statement Pursuant to Sections 1125 and 1126(b) of the Bankruptcy Code, (B) Solicitation of Votes and Voting Procedures, and (C) Forms of Ballots, and (II) Confirming the Amended Joint Prepackaged Chapter 11 Plan of Offshore Group Investment Limited and its Affiliated Debtors [Docket No. 188], which was entered on January 15, 2016. We cannot predict with certainty the ultimate outcome of any such appeals. An adverse outcome could negatively affect our business, results of operations and financial condition.

Risks Related to Investment in our Company’s Securities

We may be unable to generate sufficient cash flow to satisfy our debt obligations.

Following the completion of the Plan of Reorganization on February 10, 2016, on a consolidated basis, the Company had a debt outstanding of approximately $969.1 million aggregate principal amount, which consisted of $143.0 million under the Credit Agreement, approximately $750.0 million under the Notes, and approximately $76.1 million under the Senior Secured Notes. Our high level of indebtedness and the funds required to service such debt could, among other things, make it more difficult for the Company to satisfy its obligations under such indebtedness, increasing the risk that it may default on such debt obligations.

The Company’s earnings and cash flow may vary significantly from year to year due to the cyclical nature of the offshore drilling industry. Additionally, the Company’s future cash flow may be insufficient to meet its debt obligations and commitments, including the Notes. Any insufficiency could negatively impact the Company’s business. A range of economic, competitive, business, and industry factors will affect the Company’s future financial performance and, as a result, its ability to generate cash flow from operations and to pay its debt, including the Notes. Many of these factors, such as oil and natural gas prices, economic and financial conditions in the offshore drilling industry and the oil and gas industry, as well as the global economy or competitive initiatives of competitors, are beyond the Company’s control. If the Company does not generate enough cash flow from operations to satisfy its debt obligations, it may have to undertake alternative financing plans, such as:

•	Refinancing or restructuring debt;

•	Selling assets;

•	Reducing or delaying capital investments; or

•	Seeking to raise additional capital.

It cannot be assured, however, that undertaking alternative financing plans, if necessary, would allow the Company to meet its debt obligations. An inability to generate sufficient cash flow to satisfy its debt obligations, including obligations under the Notes, or to obtain alternative financing, could materially and adversely affect the Company’s ability to make payments on the Notes and its business, financial condition, results of operations, and prospects.

There is no public market for our Stapled Securities or Ordinary Shares, and there can be no assurance as to the development or liquidity of any market for any such securities.

There are substantial risks in investing in our Stapled Securities or Ordinary Shares given the general illiquid nature of such securities. There is no public trading market for our securities. Holders of our securities may find it difficult or impossible to find a qualified purchaser for such securities at any price. Because of this, it is hard to determine exactly the value of our Stapled Securities or Ordinary Shares.

If a market for the Stapled Securities or Ordinary Shares develops, they may trade at a discount from the purchase price thereof.

If a market for the Stapled Securities or Ordinary Shares develops, they may trade at a discount from the purchase price thereof. The trading market for the Stapled Securities or Ordinary Shares may be adversely affected by, among other things:

•	changes in our financial performance or prospects;

•	the financial performance or prospects for companies in our industry generally;

•	the number of holders of the Stapled Securities or Ordinary Shares;

•	the interest of securities dealers in making a market for the Stapled Securities or Ordinary Shares; and

•	prevailing interest rates and general economic conditions.

The price of our Stapled Securities or Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your Stapled Securities or Ordinary Shares at or above the offering price.

The price for our Stapled Securities or Ordinary Shares may be volatile and may fluctuate significantly in response to a number of factors, most of which we cannot control, including, among others:

•	changes in economic trends or the continuation of current economic conditions;

•	industry cycles and trends;

•	changes in government and environmental regulation;

•	adverse resolution of new or pending litigation against us;

•	changes in laws or regulations governing our business and operations;

•	the sustainability of an active trading market for our Ordinary Shares; and

•	future sales of our Stapled Securities or Ordinary Shares by holders thereof.

These and other factors may lower the price of our Stapled Securities or Ordinary Shares, regardless of our actual operating performance. In the event of a drop in the price of our Stapled Securities or Ordinary Shares, you could lose a substantial part or all of your investment in our Stapled Securities or Ordinary Shares.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of securities of many companies. In the past, holders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

The Notes may be converted into Ordinary Shares without your Consent.

Upon the occurrence of a Conversion Event, the Notes will become mandatorily convertible into Ordinary Shares upon the delivery of an instruction to the trustee under the Indenture by holders of a majority of the Notes then outstanding or by the Company, as applicable, to the extent of the amount specified in such instruction (subject to a minimum amount of Notes to be converted). See “Description of the Notes—Conversion Rights.” Any such conversion will be effected pro rata among all outstanding Notes, without the need for any direction or instruction of any particular holder of Notes or the consent of any particular holder, by adjusting the principal amount of Notes contained in each unit of Stapled Securities. Following the delivery of any such conversion instruction to the trustee under the Indenture, the Company will, or will arrange for, the provision of a notice of the same to the holders of the Notes. Accordingly, there may be instances where your Notes are converted into equity interests without your consent or sufficient advance notice of such conversion.

Future sales of our Stapled Securities or Ordinary Shares, or the perception that these sales may occur, may depress the price of our Stapled Securities or Ordinary Shares.

Additional sales of a substantial number of our Stapled Securities or Ordinary Shares, or the perception that such sales may occur, could have a material adverse effect on the price of our Stapled Securities or Ordinary Shares and could materially impair our ability to raise capital through the sale of additional Stapled Securities or Ordinary Shares. As of October 31, 2016, the selling holders beneficially owned approximately 71.79% of our Stapled Securities and 62.38% of our Ordinary Shares. The sale of all or a portion of the Stapled Securities or Ordinary Shares by the selling holders or our other holders, or the perception that these sales may occur, could cause the price of our Stapled Securities or Ordinary Shares to decrease significantly.

Pursuant to the Company’s Registration Rights Agreement (the “Registration Rights Agreement”), the selling holders have certain demand and piggyback rights that may require us to file additional registration statements registering their Stapled Securities or to include sales of such Stapled Securities or Ordinary Shares in registration statements that we may file for ourselves or other holders. Any Stapled Securities sold under these registration statements or this prospectus will be freely tradable. In the event such registration rights are exercised and a large number of Stapled Securities or Ordinary Shares is sold, such sales could reduce the trading price of our Stapled Securities or Ordinary Shares. These sales also could impede our ability to raise future capital. Additionally, we will bear all expenses in connection with this registration and any such registrations, except that the selling holders may be responsible for their pro rata shares of underwriters’ discounts and commissions, if any, and certain other expenses.

The ownership percentage represented by the Stapled Securities and Ordinary Shares is subject to dilution, and future issuances of Stapled Securities or Ordinary Shares may depress the market price of our Stapled Securities and Ordinary Shares.

The ownership percentage represented by the Stapled Securities and Ordinary Shares is subject to dilution from issuances in connection with the Management Incentive Plan, conversion of the Stapled Securities (in the case of the Ordinary Shares), any other shares that may be issued, and the conversion of any options, warrants, convertible securities, exercisable securities, or other securities that may be issued.

In particular, conversion of the Stapled Securities will dilute the ownership interest of any existing shareholders. Also, in the future, similar to all companies, additional equity financings or other share issuances by the Company on a consolidated basis could adversely affect the value of the Ordinary Shares issuable upon such conversion. The amount and dilutive effect of any of the foregoing could be material.

Such future issuances or conversions may depress the market price of our Stapled Securities or Ordinary Shares, and may impair our ability to raise additional capital in the financial markets at a time and price favorable to us.

Certain holders have significant influence over us, and their interests might conflict with or differ from your interests as a holder.

Certain holders of allowed secured debt claims acquired a significant ownership interest in the Ordinary Shares pursuant to the Plan of Reorganization. If such holders were to act as a group, such holders would be in a position to control the outcome of all actions requiring shareholder approval, including the election of directors, without the approval of other shareholders. This concentration of ownership could also facilitate or hinder a negotiated change of control of the Company and, consequently, have an impact upon the value of the Ordinary Shares.

Your equity interests are subordinated to our indebtedness.

In any subsequent liquidation, dissolution, or winding up of the Company, the Ordinary Shares would rank below all debt claims against the Company, including the Credit Agreement, the Senior Secured Notes and the Notes. As a result, holders of the Ordinary Shares would not be entitled to receive any payment or other distribution of assets upon the liquidation, dissolution, or winding up of the Company until after all the Company’s obligations to their debt holders had been satisfied, including payments to lenders under the Credit Agreement and holders of the Senior Secured Notes and the Notes.

We have no current intention to pay cash dividends.

We do not anticipate paying any cash dividends on the Ordinary Shares in the immediate future as we expect to retain any future cash flows for debt reduction and growth. As a result, the success of an investment in the Ordinary Shares will depend entirely upon any future appreciation in the value of the Ordinary Shares. There is, however, no guarantee that the Ordinary Shares will appreciate in value or even maintain their initial value.

We may still be able to incur substantially more debt. This could exacerbate the risks associated with our substantial leverage.

Even with our existing level of debt, we and our subsidiaries may be able to incur substantial amounts of additional secured and unsecured indebtedness in the future, including debt under future credit facilities, some or all of which may be secured on a first priority basis. Although the terms of any present or future credit facilities limit our ability to incur additional debt, these terms do not and will not prohibit us from incurring substantial amounts of additional debt for specific purposes or under certain circumstances. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify and could further exacerbate the risks associated with our substantial leverage.

We may have insufficient funds to repurchase the Notes as required by the Indenture.

Under the terms of the Indenture, the Company may, at the holder’s option, be required to repurchase all or a portion of the Notes, in the event of a change of control or upon certain sales of assets. Additionally, the Company will be required to redeem the Notes upon certain events of loss of a Vessel.

In addition, under the terms of the Indenture, the Notes will become due and payable at a make-whole price specified therein upon the occurrence of any event of default provided therein. The Company on a consolidated basis may not have enough funds to pay the repurchase price, the redemption price or the make-whole price on the repurchase date, the redemption date or due date thereof, as applicable.

The terms of the Notes do not have the benefit of fulsome restrictive covenants, and the Notes may be negatively impacted in the event of certain transactions.

The Indenture might not protect you from several kinds of transactions that may adversely affect you. In particular, the Indenture will not contain covenants that limit our ability to pay dividends on, make distributions on, or redeem our share capital and, therefore, our ability to make interest payments and the value of the Notes may be negatively impacted in the event of a highly leveraged transaction or other similar transaction. Nor will the Indenture restrict the incurrence of indebtedness by our subsidiaries.

We will not have an obligation to make a repurchase offer following acquisitions, refinancings, recapitalizations or other transactions that could affect our capital structure, such as the acquisition of all or a substantial portion of our company by another entity or the consummation of a merger transaction, except in certain circumstances. The offshore drilling industry has seen significant consolidation in recent years with larger companies acquiring their smaller competitors. If we consummate such a transaction, there can be no assurance that such a transaction will require us to make an offer to repurchase the Notes.

The conversion rate of the Notes may not be adjusted for all dilutive events that may adversely affect the trading price of the Notes or the Ordinary Shares issuable upon conversion of the Notes.

The conversion rate of the Notes is subject to adjustment upon certain events, including the issuance of dividends on our Ordinary Shares, the issuance of rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness or assets, cash dividends and issuer tender or exchange offers as described under “Description of the Notes — Conversion Rights — Conversion Rate Adjustment.” The conversion rate will not be adjusted for other events, including, events that may adversely affect the trading price of the Notes or the Ordinary Shares issuable upon conversion of the notes.

Vantage Drilling International is a holding company and is dependent upon cash flows from its subsidiaries to meet its obligations.

Vantage Drilling International is a holding company, and as such, it conducts its operations through, most of its assets are owned by, and its operating income and cash flow are generated by, its subsidiaries. The Company is dependent upon cash flows from its subsidiaries to meet its debt service and related obligations, including the obligation to repurchase all or a portion of the Notes in the event of a change of control, as defined in the Indenture, or to pay the make-whole premium on the Notes required by the Indenture upon the occurrence of an event of default thereunder. Contractual provisions or laws, as well as its subsidiaries’ financial conditions and operating requirements, may limit the Company’s ability to obtain, from such subsidiaries, the cash required to meet such debt service or related obligations. Applicable tax laws may also subject such payments to further taxation. The inability to obtain cash from its subsidiaries may limit the Company’s ability to meet its debt service and related obligations even though there may be sufficient resources on a consolidated basis to satisfy such obligations.

If the Notes are rated investment grade at any time by both Rating Agencies and no default has occurred and is continuing under the Indenture, certain covenants contained in the Indenture will be suspended, and the holders of the Notes will lose the protection of these covenants.

The Indenture governing the Notes contains certain covenants that will be suspended and cease to have any effect from and after the first date when the Notes receive a rating equal to or higher than Baa3 (or the equivalent) by Moody’s Investors Service, Inc., or any successor to the rating agency business thereof (“Moody’s”) and BBB- (or the equivalent) by Standard & Poor’s Rating Services or any successor to the rating agency business thereof (“Standard & Poor’s and, together with Moody’s, the “Rating Agencies” and each rating above such level, an “Investment Grade Rating”). See “Description of the Notes—Certain Covenants.” These covenants restrict our ability to sell certain assets and require certain Restricted Subsidiaries to guarantee the Notes. Because these restrictions would not apply to the Notes at any time the Notes receive an Investment Grade Rating from both Rating Agencies, the holders of the Notes would not be able to prevent us from, among other things, making certain asset sales. If after these covenants are suspended, the Rating Agencies were to downgrade their ratings of the Notes to a non-investment grade level, the covenants would be reinstated and the holders of the Notes would again have the protection of these covenants. However, any transactions entered into during such time as the Notes had an Investment Grade Rating would be permitted to remain in effect.

There may not be sufficient collateral to pay all or any portion of the Notes.

The indebtedness under the Credit Agreement is secured, subject to certain exceptions and permitted liens, on a first-priority basis by security interests in substantially all assets of the Company on a consolidated basis (henceforth, the “collateral”). The Senior Secured Notes and the Notes will be secured, subject to certain exceptions and permitted liens, on a second-priority and a third-priority basis, respectively, by security interests in substantially all of the Company’s assets.

In the event of a foreclosure on the collateral (or a distribution in respect thereof in a bankruptcy or insolvency proceeding), the proceeds from the collateral securing the Notes may not be sufficient to satisfy the obligations outstanding under such Notes because the proceeds would, under the Third Lien Intercreditor Agreement (as defined herein), first be applied to satisfy the Company’s obligations under the Credit Agreement and the Senior Secured Notes. Only after all of the obligations under the Credit Agreement and the obligations under the Senior Secured Notes have been satisfied will any remaining proceeds from the collateral on which the Notes have a third-priority lien be applied to satisfy the Company’s obligations under the Stapled Securities.

There may be defects in the collateral securing the Notes.

The collateral securing the Notes may be subject to exceptions, defects, encumbrances, liens, and other imperfections. Further, the Company has not conducted appraisals of all of its assets constituting collateral securing the Notes to determine if the value of the collateral upon foreclosure or liquidation equals or exceeds the amount of the Notes or such other obligation secured by the collateral. Accordingly, it cannot be assured that the remaining proceeds from a sale of the collateral would be sufficient to repay holders of the Notes all amounts owed under such Notes.

Additionally, the fair market value of the collateral is subject to fluctuations based on factors that include, among others, the condition of the offshore drilling industry, the ability to sell collateral in an orderly manner, general economic conditions, the availability of buyers, the Company’s failure to implement its business strategy, and similar factors. The amount received upon a sale of collateral would be dependent on numerous factors, including, but not limited to, the actual fair market value of the collateral at such time, and the timing and manner of the sale. By its nature, portions of the collateral may be illiquid and may have no readily ascertainable market value. In the event of a subsequent foreclosure, liquidation, bankruptcy, or similar proceeding, it cannot be assured that the proceeds from any sale or liquidation of the collateral will be sufficient to pay the Company’s obligations under the Notes, in full or at all, after first satisfying the obligations under the Credit Agreement in full and after satisfying the obligations under the Senior Secured Notes, which are more senior to the Notes. There can also be no assurance that the collateral will be saleable, and, even if saleable, the timing of its liquidation would be uncertain. Accordingly, there may not be sufficient collateral to pay all or any of the amounts due on the Notes.

The Notes are subject to Intercreditor Agreements that provide that the holders’ rights to receive payments on the Notes will be effectively subordinated to the lenders and other secured parties under the Credit Agreement who have a first-priority security interest in the Collateral and the holders of the Senior Secured Notes who have a second-priority interest in the Collateral.

The Collateral is subject to first-priority liens in favor of the lenders and other secured parties under the Credit Agreement. The Intercreditor Agreements provides, among other things, that in the event that the Company is declared bankrupt, becomes insolvent or is liquidated or reorganized, their obligations under the Credit Agreement are entitled to be paid in full from the Collateral pledged as security for such obligation before any payment may be made with respect to the Senior Secured Notes and the Notes and that the Senior Secured Notes are entitled to be paid in full from the Collateral pledged as security for such obligation before any payment may be made with respect to the Notes. Holders of the Notes would then be entitled to be paid from the remaining Collateral. See “Description of the Notes—Security—Intercreditor Agreements—Subordination of Note Obligations.

Rights of holders of the Notes in the collateral may be adversely affected by the failure to perfect liens on the collateral or on collateral acquired in the future.

The failure to properly perfect liens on the collateral could adversely affect the collateral agent’s ability to enforce its rights with respect to the collateral for the benefit of the holders of the Notes. In addition, applicable law requires that certain property and rights acquired after the grant of a general security interest or lien can only be perfected at the time such property and rights are acquired and identified. There can be no assurance that the trustee or the collateral agent will monitor, or that the Company on a consolidated basis will inform the trustee or the collateral agent of the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired collateral. The trustee and the collateral agent have no obligation to monitor the acquisition of additional property or rights that constitute collateral or the perfection of any security interests therein. Such failure may result in the loss of the practical benefits of the liens thereon or of the priority of the liens securing the Notes against third parties.

The Indenture and the Intercreditor Agreements place limitations on rights of holders of the Notes.

The rights of the holders of the Notes with respect to the collateral securing such Notes will be substantially limited by the terms of the lien ranking agreements set forth in the Indenture and the Intercreditor Agreements (the “Intercreditor Agreements”), even during an event of default. Under the Indenture and the Intercreditor Agreements, at any time that obligations that have the benefit of the higher priority liens are outstanding, any actions that may be taken with respect to (or in respect of) such collateral, including the ability to cause the commencement of enforcement proceedings against such collateral and to control the conduct of such proceedings, and the approval of amendments to, releases of such collateral from the lien of, and waivers of past defaults under, such documents relating to such collateral, will be at the direction of the holders of the obligations secured by the first-priority liens, and the holders of the Senior Secured Notes (secured by second-priority liens) and the Notes (secured by third-priority liens) may be adversely affected. Under the terms of the Intercreditor Agreements, at any time that obligations that have the benefit of the first-priority liens on the collateral are outstanding, if the holders of such indebtedness release the collateral in connection with any sale of collateral or in connection with any enforcement action or other exercise of remedies, the second-priority and third-priority security interests in such collateral securing the Senior Secured Notes and the Notes will be automatically and simultaneously released without any consent or action by the holders of the Senior Secured Notes or the Notes, subject to certain exceptions. The collateral so released will no longer secure the Company’s obligations under the Senior Secured Notes or the Notes and the related guarantees. To the extent the obligations with respect to the Credit Agreement were to be discharged without comparable replacement in the future, the foregoing risks will apply mutatis mutandis to the relationship between the second-priority security interests of the Senior Secured Notes and the third-priority security interests of the Notes, as if they were first-priority and second-priority secured interests, respectively.

The collateral will be subject to casualty risks.

The Company will be obligated under the Indenture and collateral agreements governing the Notes to maintain adequate insurance or otherwise insure against hazards as is customarily done by companies having assets of a similar nature in the same or similar localities. There are, however, certain losses that may either be uninsurable or not economically insurable, in whole or in part, including windstorm insurance for drilling units operating in the Gulf of Mexico. As a result, it is possible that the insurance proceeds will not compensate the Company fully for its losses. If there is a total or partial loss of any of the pledged collateral, the insurance proceeds received may be insufficient to satisfy the secured obligations of the Company, including the Senior Secured Notes and the Notes.

Rights of holders of Notes in the collateral may be adversely affected by bankruptcy proceedings.

The right of the collateral agent to repossess and dispose of the collateral securing the Notes and the guarantees and the other pari passu obligations upon acceleration is likely to be significantly impaired by federal bankruptcy law if bankruptcy proceedings are commenced by or against parent or the issuer prior to or possibly even after the collateral agent has repossessed and disposed of the collateral. Under the U.S. Bankruptcy Code, a secured creditor, such as the collateral agent for the holders of the Notes, is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from a debtor, without bankruptcy court approval. Moreover, bankruptcy law permits the debtor to continue to retain and to use collateral, and the proceeds, products, rents or profits of the collateral, even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral and may include cash payments or the granting of additional security, if and at such time as the court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. In view of the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the Notes could be delayed following commencement of a bankruptcy case, whether or when the collateral agent would repossess or dispose of the collateral, and whether or to what extent holders of the Notes or holders or lenders under any other instruments or agreements governing pari passu obligations would be compensated for any delay in payment of loss of value of the collateral through the requirements of “adequate protection.” Furthermore, in the event the bankruptcy court determines that the value of the collateral is not sufficient to repay all amounts due on the Notes or other pari passu obligations, the holders of the Notes and holders of other pari passu obligations would have “undersecured claims” as to the difference. U.S. federal bankruptcy laws do not permit the payment or accrual of interest, costs and attorneys’ fees for “undersecured claims” during the debtor’s bankruptcy case. Additionally, the collateral agent’s ability to foreclose on the collateral on behalf of the holders of pari passu obligations may be subject to the consent of third parties, prior liens and practical problems associated with the realization of the trustee’s security interest in the collateral. Moreover, the debtor or trustee in a bankruptcy case may seek to void an alleged security interest in collateral for the benefit of the bankruptcy estate. It may successfully do so if the security interest is not properly perfected or was perfected within a specified period of time (generally 90 days) prior to the initiation of such proceeding. Under such circumstances, a creditor may hold no security interest and be treated as holding a general unsecured claim in the bankruptcy case. It is impossible to predict what recovery (if any) would be available for such an unsecured claim if the issuer or parent became a debtor in a bankruptcy case. While U.S. bankruptcy law generally invalidates provisions restricting a debtor’s ability to assume and/or assign a contract, there are exceptions to this rule which could be applicable in the event that the issuer or parent become subject to a U.S. bankruptcy proceeding.

There also can be no assurance that courts outside of the United States would recognize the U.S. bankruptcy court’s jurisdiction. Accordingly, difficulties may arise in administering a U.S. bankruptcy proceeding against the issuer or any of the guarantors with property located outside of the United States, and any orders or judgments of a bankruptcy court in the United States may not be enforceable in any foreign jurisdiction in which the issuer or any of the guarantors are organized. The rights of the collateral agent to enforce remedies may be significantly impaired by the restructuring or liquidation provisions of applicable jurisdictional bankruptcy laws, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to the issuer or parent. The risks outlined above regarding the difficulty of pursuing property that is collateral and that is located outside the United States is particularly relevant for parent, the issuer and the restricted subsidiaries since the drilling units that will serve as significant collateral for the Notes and guarantees and the other pari passu obligations is often, if not usually, outside the United States. Further, the holders of the Notes may receive in exchange for their claims a recovery that could be substantially less than the amounts of their claims (potentially even nothing), and any such recovery might consist of illiquid securities.

The Notes could be recharacterized by a bankruptcy court.

Recharacterization of a debt obligation to a capital contribution is an equitable remedy a bankruptcy court may direct if it determines that, upon an objection raised by a party in interest, a purported debt obligation is more properly characterized as a capital contribution. In making such a determination, bankruptcy courts consider, among other things, whether the parties intended to create a debt obligation and the nature of the instrument evidencing the obligation. Although the Company believes, and intends, the Notes to be a bona fide debt obligation, there can be no assurance a bankruptcy court would agree with the Company’s interpretation.

The conversion rate will only be adjusted upon certain events.

The conversion rate of the Notes is only subject to adjustment upon certain events, including, share splits, dividends or reclassification with respect to the Ordinary Shares and, certain other adjustments. See “Description of the Notes—Conversion Rights.” The conversion rate will not be adjusted for any other events.

Any changes to the Ordinary Shares would affect holders of the Notes.

Holders of the Notes will not be entitled to any rights with respect to the Ordinary Shares (including, without limitation, voting rights and rights to participate in any dividends or other distributions on the Ordinary Shares), but holders of the Notes will be subject to all changes affecting the Ordinary Shares. Holders of the Notes will have rights with respect to the Ordinary Shares only upon conversion. For example, in the event an amendment is proposed to the Memorandum and Articles requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery of the Ordinary Shares, such holders will not be entitled to vote on the amendment, although they will, nevertheless, be subject to any changes in the powers, preferences, or rights of the Ordinary Shares.

The Notes may not be rated or may receive a lower rating than anticipated.

It is not expected that the Company will seek a rating on the Notes. If, however, one or more rating agencies rates the Notes and assigns them a rating lower than the rating expected by investors, or reduces its rating in the future, the market price of the Notes and/or the Ordinary Shares could be reduced.

Any future pledge of collateral might be avoidable in a subsequent bankruptcy.

Any future pledge of collateral in favor of the collateral agent, including pursuant to security documents delivered after the date of the Indenture, might be avoidable by the pledgor (as a subsequent debtor in possession) or by its trustee in bankruptcy if certain events or circumstances exist or occur, including, among others, if the pledgor is insolvent at the time of the pledge, the pledge permits the holders of the Notes to receive a greater recovery than if the pledge had not been given, and a bankruptcy proceeding in respect of the pledgor is commenced within 90 days following the pledge, or, in certain circumstances, a longer period.

There are circumstances other than repayment or discharge of the Notes under which the collateral securing the Notes and guarantees will be released automatically, without the holders’ consent or the consent of the trustee under the Indenture governing the Notes.

Under various circumstances, some of the collateral securing the Notes will be released automatically, including:

•	a sale, transfer or other disposal of such collateral in a transaction not prohibited under the Indenture governing the Notes;

•	with respect to a contract unwind trigger (as such term is defined in the Indenture governing the Notes);

•	with respect to the collateral held by a Guarantor, upon the release of such Guarantor from its guarantee;

•	to the extent required in accordance with any intercreditor agreement; and

•	to the extent we have defeased or satisfied and discharged the Indenture governing the Notes.

In addition, a guarantee will be automatically released in connection with a sale of such Guarantor or a sale of all or substantially all of the assets of that Guarantor, in each case, in a transaction not prohibited under the Indenture governing the Notes. The Indenture governing the Notes will also permit the board of directors of parent to designate one or more of our restricted subsidiaries that is a Guarantor of the Notes as an unrestricted subsidiary. If the board of directors of parent designates a subsidiary guarantor as an unrestricted subsidiary, all of the liens on any collateral owned by such subsidiary or any of its subsidiaries and any guarantees of the Notes by such subsidiary or any of its subsidiaries will be released under the Indenture governing the Notes. Designations of any unrestricted subsidiary will reduce the aggregate value of the collateral securing the Notes to the extent that liens on the assets of the unrestricted subsidiary and its subsidiaries are released. In addition, the creditors of the unrestricted subsidiary and its subsidiaries will have claims to the assets of the unrestricted subsidiary and its subsidiaries that are senior to any claims of the holders of Notes.

Foreclosing on the collateral may be difficult.

Substantially all of the collateral is located outside of the United States. In particular, the Emerald Driller, Sapphire Driller, Topaz Driller, Aquamarine Driller, Platinum Explorer, Titanium Explorer, and Tungsten Explorer (together, the “Vessels”) are highly mobile and are, or may be, located in international waters outside the jurisdiction of any court. Even when such collateral is within the jurisdiction of a court, such jurisdiction may not have effective or favorable foreclosure procedures and lien priorities, particularly if such collateral is routinely in transit. Any foreclosure proceedings could be subject to lengthy delays resulting in increased custodial costs, deterioration in the condition of the collateral, and substantial reduction of the value of such collateral. In addition, some jurisdictions may not provide a legal remedy for the enforcement of mortgages on the collateral.

The Vessels operate worldwide and the respective laws of each jurisdiction where a Vessel is actually located at the time the collateral agent may seek to enforce the ship mortgage will govern the foreclosure proceedings and distribution of proceeds. Such laws may vary significantly from jurisdiction to jurisdiction. Furthermore, all or some of those laws and procedures may be less favorable to mortgagees than those in other jurisdictions and may be less favorable than those applicable in the United States. The costs of enforcement in foreign jurisdictions, particularly if proceedings are ongoing simultaneously against the Vessels in different jurisdictions, can be high and can include fees based on the face amount of the mortgage(s) being enforced. Foreign court proceedings can also be slow and have unexpected procedural hurdles. Priorities accorded maritime lien claims and ship mortgages can vary in foreign jurisdictions, and some jurisdictions prefer certain local claimants (such as local suppliers of operating necessaries) to foreign claimants, such as the collateral agent or mortgagee. Consequently there are no assurances that the collateral agent will be able to enforce any one or more of the ship mortgages covering vessels that are located outside the United States.

Maritime liens may arise and take priority over the liens securing the Notes.

The laws of the various jurisdictions in which the Vessels may operate may give rise to the existence of maritime liens, which may take priority over the ship mortgages. Such liens may arise in support of, among other things, claims by unpaid ship repairers remaining in possession of such collateral, claims for salvage, claims for damage caused by a collision, claims for seamen’s wages and other employment benefits and claims for pilotage, as well as potential claims for necessary goods and services supplied to such collateral. This list should not be regarded as definitive or exhaustive, as the categories of claims giving rise to maritime liens, and the ranking of such liens, vary from one jurisdiction to another. Maritime liens can attach without any court action, notice, registration, or documentation and accordingly their existence cannot necessarily be identified.

U.S. federal, state and foreign fraudulent transfer laws may permit a court to void the Notes and the guarantees, subordinate claims in respect of the Notes and the guarantees and require holders of the Notes to return payments received. If this occurs, holders of the Notes may not receive any payments on the Notes.

U.S. federal, state and foreign fraudulent transfer and conveyance statutes may apply to the issuance of the Notes and the incurrence of any guarantees. Under U.S. federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state and be different from other applicable foreign jurisdictions, the Notes or guarantees could be voided as a fraudulent transfer or conveyance if (1) the issuer or any of the guarantors, as applicable, issued the Notes or incurred the guarantees with the intent of hindering, delaying or defrauding creditors or (2) the issuer or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for either issuing the Notes or incurring the guarantees and, in the case of (2) only, one of the following is also true at the time thereof:

•	the issuer or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the Notes or the incurrence of the guarantees;

•	the issuance of the Notes or the incurrence of the guarantees left the issuer or any of the guarantors, as applicable, with an unreasonably small amount of capital to carry on the business;

•	the issuer or any of the guarantors intended to, or believed that the issuer or such guarantor would, incur debts beyond the issuer’s or such guarantor’s ability to pay such debts as they mature;

•	the issuer or any of the guarantors was a defendant in an action for money damages, or had a judgment for money damages docketed against the issuer or such guarantor if, in either case, after final judgment, the judgment is unsatisfied.

A court would likely find that the issuer or a guarantor did not receive reasonably equivalent value or fair consideration for the Notes or such guarantee if the issuer or such guarantor did not substantially benefit directly or indirectly from the issuance of the Notes or the applicable guarantee. As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or an antecedent debt is secured or satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor uses the proceeds of that offering to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor.

The issuer cannot be certain as to the standards a court would use to determine whether or not it or the guarantors were solvent at the relevant time or, regardless of the standard that a court uses, that the issuance of the guarantees would not be further subordinated to the other debt of the issuer or of the guarantors. Generally, however, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

If a court were to find that the issuance of the Notes or the incurrence of the guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the Notes or such guarantee or further subordinate the Notes or such guarantee to presently existing and future indebtedness of the issuer or of the related guarantor, or require the holders of the Notes to repay any amounts received with respect to such guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, holders of the Notes may not receive any repayment on the Notes. Further, the voidance of the Notes could result in an event of default with respect to other debt of parent and its subsidiaries that could result in acceleration of such debt.

Although each guarantee entered into by a guarantor will contain a provision intended to limit that guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer, this provision may not be effective to protect those guarantees from being voided under fraudulent transfer law, or may reduce that guarantor’s obligation to an amount that effectively makes its guarantee worthless.

In addition, different or additional fraudulent conveyance laws may exist in foreign jurisdictions which could result in the liens being avoided.

If the guarantees by the subsidiary guarantors are not enforceable, the Notes would be effectively subordinated to all liabilities of the subsidiary guarantors, including trade payables.

U.S. Federal Income Tax Characterization of the Stapled Securities

For U.S. federal income tax purposes, the Company will treat the Stapled Securities as a single, indivisible investment constituting equity in the Company. However, it is possible that the Notes could be treated as a separate debt instrument of the Company for U.S. federal income tax purposes. Pursuant to our Plan of Reorganization, certain holders of debt issued by the Company before its Chapter 11 restructuring received Stapled Securities, among other things, in exchange for such debt. If the Notes were characterized as a separate debt instrument and were deemed to be (or were treated as having been exchanged for other debt that was deemed to be) traded on an established securities market, a U.S. Holder (as defined below) might be required to accrue significant amounts of original issue discount (“OID”) in respect of the Notes.

For a discussion of these considerations, see “Taxation—Certain U.S. Federal Income Tax Considerations.”

CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws, which involve substantial risks and uncertainties. When used, statements which are not historical in nature, including those containing words such as “anticipate,” “assume,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “would,” “will,” “future” and similar expressions are intended to identify forward-looking statements in this prospectus. These forward-looking statements are included throughout this prospectus, including under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements.

Among the factors that could cause actual results to differ materially are the risks and uncertainties described under “Risk Factors,” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the following:

•	our small number of customers;

•	credit risks of our key customers and certain other third parties;

•	reduced expenditures and demand by oil and natural gas exploration and production companies;

•	termination or renegotiation of our customer contracts;

•	general economic conditions and conditions in the oil and gas industry;

•	delays and cost overruns in construction projects;

•	competition within our industry;

•	excess supply of drilling units worldwide;

•	limited mobility between geographic regions;

•	operating hazards in the offshore drilling industry;

•	ability to obtain indemnity from customers;

•	adequacy of insurance coverage upon the occurrence of a catastrophic event;

•	operations in international markets;

•	governmental, tax and environmental regulation;

•	changes in legislation removing or increasing current applicable limitations of liability;

•	effects of new products and new technology on the market;

•	our substantial level of indebtedness;

•	our ability to incur additional indebtedness;

•	compliance with restrictions and covenants in our debt agreements;

•	identifying and completing acquisition opportunities;

•	levels of operating and maintenance costs;

•	our dependence on key personnel;

•	availability of workers and the related labor costs;

•	increased cost of obtaining supplies;

•	the sufficiency of our internal controls;

•	changes in tax laws, treaties or regulations;

•	applicability of foreign laws, including foreign labor and employment laws;

•	any non-compliance with the U.S. Foreign Corrupt Practices Act; and

•	our incorporation under the laws of the Cayman Islands and the limited rights to relief that may be available compared to U.S. laws.

Many of these factors are beyond our ability to control or predict. Any, or a combination, of these factors, could materially affect our future financial condition or results of operations and the ultimate accuracy of the forward-looking statements. These forward-looking statements are not guarantees of our future performance, and our actual results and future developments may differ materially from those projected in the forward-looking statements. Management cautions against putting undue reliance on forward-looking statements or projecting any future results based on such statements or present or prior earnings levels.

In addition, each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements. We may not update these forward-looking statements, even if our situation changes in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in filings we may voluntarily make with the SEC, which may be obtained by contacting us or the SEC.

USE OF PROCEEDS

We will not receive any proceeds from the sale of Stapled Securities or Ordinary Shares that may be sold from time to time pursuant to this prospectus. The selling holders will receive all of the proceeds from the sale of the Stapled Securities and Ordinary Shares offered from time to time under this prospectus. We have agreed to pay certain expenses of the selling holders incurred in connection with the sale of Stapled Securities and Ordinary Shares from time to time pursuant to this prospectus, but will not pay any underwriters’ discounts or commissions.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Successor		Predecessor
	Period from February 10, 2016 to June 30, 2016		Period from January 1, 2016 to February 10,		Years ended December 31,
			2016		2015	2014	2013		2012		2011
Ratio of earnings to fixed charges (1)	—	(b)	—	(b)	1.39	1.70	—	(b)	—	(b)	—	(b)

(a)	For purposes of calculating the ratio of earnings to fixed charges, fixed charges are the sum of (a) interest expensed and interest capitalized, (b) amortized premiums, discounts, capitalized expenses related to indebtedness, (c) an estimate of the interest expense within rental expense and (d) preference security dividend requirements of consolidated subsidiaries. Earnings is the amount resulting from adding (a) pre-tax income from continuing operations before adjustment for income (loss) from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees and (e) our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges and then subtracting from that total (a) interest capitalized, (b) preference security dividend requirements of consolidated subsidiaries and (c) minority interest in pre-tax income of subsidiaries that have not incurred fixed charges.
(b)	For the period from February 10, 2016 to June 30, 2016, the period from January 1, 2016 to February 10, 2016 and the years ended December 31, 2013, 2012 and 2011, earnings were not sufficient to cover fixed charges by approximately $62.2 million, $469.0 million, $29.3 million, $171.9 million and $50.0 million, respectively.

MARKET PRICES AND DIVIDEND POLICY

There is no established trading market for our Stapled Securities or Ordinary Shares and there has not been an established trading market for our Stapled Securities or Ordinary Shares since we emerged from bankruptcy on February 10, 2016. Therefore, we are not able to provide information regarding the trading prices for the Stapled Securities or Ordinary Shares.

We have not paid dividends on our Ordinary Shares to date and do not anticipate paying cash dividends in the immediate future as we contemplate that our cash flows will be used for debt reduction and growth. The payment of future dividends, if any, will be determined by our board of directors in light of conditions then existing, including our earnings, financial condition, capital requirements, restrictions in financing agreements, business conditions and other factors. We are subject to certain restrictive covenants under the terms of the agreements governing our indebtedness, including restrictions on our ability to pay any cash dividends.

Repurchases of Equity Securities. There were no repurchases of equity securities during the fiscal fourth quarter ended December 31, 2015 or during the six months ended June 30, 2016.

OFFERING PRICE

The selling holders may offer the Stapled Securities and Ordinary Shares from time to time, if and to the extent as they may determine, through public or private transactions or through other means described under “Plan of Distribution” at prevailing market prices, at prices different than prevailing market prices or at privately negotiated prices. The selling holders may sell the Stapled Securities and Ordinary Shares through agents they select or through underwriters and dealers they select. The selling holders also may sell the Stapled Securities and Ordinary Shares directly to investors. If the selling holders use agents, underwriters or dealers to sell the Stapled Securities or Ordinary Shares, we will name such agents, underwriters or dealers and describe any applicable commissions or discounts in a supplement to this prospectus if required. Neither our Stapled Securities nor our Ordinary Shares are listed on any national securities exchange and no public market currently exists for our Stapled Securities or Ordinary Shares.

SELECTED HISTORICAL FINANCIAL DATA

The following table presents the Company’s selected historical financial information as of and for the periods presented.

As a result of the application of fresh start accounting, as well as the effects of the implementation of the Plan of Reorganization, the consolidated financial statements on and after February 10, 2016 are not comparable with the consolidated financial statements prior to that date. See Note 2 to our unaudited consolidated financial statements included elsewhere herein.

The selected historical financial information as of June 30, 2016 (successor) and for the successor period from February 10, 2016 to June 30, 2016, the predecessor periods from January 1, 2016 to February 10, 2016 and the six months ended June 30, 2015 has been derived from, and should be read in conjunction with, the Company’s unaudited consolidated financial statements, included elsewhere in this prospectus. The selected historical financial information as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 has been derived from, and should be read in conjunction with, the Company’s audited consolidated financial statements, included elsewhere in this prospectus. The selected historical financial information as of December 31, 2013, 2012 and 2011 and for the years ended December 31, 2012 and 2011 has been derived from the Company’s consolidated financial statements, not included elsewhere in this prospectus.

You should read the following selected historical financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors” and our consolidated financial statements and related notes and other financial information included elsewhere in this prospectus.

	Successor	Predecessor
	Period from February 10, 2016 to June 30, 2016	Period from January 1, 2016 to February 10, 2016		Six months ended June 30, 2015
	(unaudited) (in thousands)	(unaudited) (in thousands)
Consolidated Statement of Operations Data
Revenue	$78,297	$23,540		$434,904
Operating costs	62,404	25,213		190,059
General and administrative	17,863	2,558		12,691
Depreciation	30,457	10,696		63,404

Income (loss) from operations	(32,427)	(14,927)		168,750
Interest income	15	3		25
Interest expense and other financing charges	(29,422)	(1,728	)(1)	(92,027)
Gain on debt extinguishment	—	—		10,823
Other, net	318	(69)		1,820
Reorganization items	(641)	(452,923)		—

Income (loss) before income taxes	(62,157)	(469,644)		89,391
Income tax provision	2,605	2,371		38,151

Net income (loss)	(64,762)	(472,015)		51,240
Net income (loss) attributable to noncontrolling interests	—	(969)		667

Net income (loss) attributable to VDI	$(64,762)	$(471,046)		$50,573

(1)	Contractual interest of $23,219 for the period from January 1, 2016 to February 10, 2016.

Successor
June 30, 2016
(unaudited) (in thousands)
Balance Sheet Data
Cash and cash equivalents	$240,502
Total other current assets	92,648
Property and equipment, net	868,038
Total other assets	10,815
Total assets	1,212,003
Total current liabilities	51,688
Long–term debt, net of discount of $127,974	839,831
Other long-term liabilities	11,269
Total VDI shareholder’s equity	309,215
Total liabilities and equity	1,212,003

	Successor	Predecessor
	Period from February 10, 2016 to June 30, 2016	Period from January 1, 2016 to February 10, 2016	Six months ended June 30, 2015
	(unaudited)	(unaudited)
	(in thousands)	(in thousands)
Cash Flow Data
Net cash provided by (used in) operating activities	$204	$(21,365)	$24,659
Net cash provided by (used in) investing activities	(7,982)	116	(17,017)
Net cash provided by (used in) financing activities	(766)	66,875	(54,605)

	As of and For the Year Ended December 31,
	2015		2014	2013		2012		2011
						(unaudited)
	(In thousands)
Consolidated Statement of Operations Data
Revenue	$772,265		$882,904	$728,256		$459,743		$425,420
Operating costs	359,610		405,697	324,767		211,651		222,485
General and administrative expenses	25,322		25,390	22,714		19,425		12,346
Depreciation and amortization	127,359		126,610	106,609		68,747		64,477

Income from operations	259,974		325,207	274,166		159,920		126,112
Gain (loss) on debt extinguishment	10,823	(1)	4,408 (2)	(98,327	)(3)	(122,071	)(4)	(25,196	)(5)
Interest expense	(173,550	)(6)	(196,089)	(198,545)		(139,565)		(147,260)
Other income (expense)	4,231		(596)	3,010		635		1,131
Reorganization items	(39,354	)(7)	—	—		—		—

Income (loss) before income taxes	62,124		132,930	(19,696)		(101,081)		(45,213)
Income tax provision	39,870		39,817	27,921		18,904		10,626

Net income (loss)	22,254		93,113	(47,617)		(119,985)		(55,839)
Net income (loss) attributable to noncontrolling interests	5,036		257	(463)		(3,343)		(1,514)

Net income (loss) attributable to VDI	$17,218		$92,856	$(47,154)		$(116,642)		$(54,325)

Other Financial Data
EBITDA Reconciliation
Net income (loss)	$22,254		$93,113	$(47,617)		$(119,985)		$(55,839)
Interest expense	173,550		196,089	198,545		139,565		147,260
Income tax provision	39,870		39,817	27,921		18,904		10,626
Depreciation	127,359		126,610	106,609		68,747		64,477

EBITDA (8)	363,033		455,629	285,458		107,231		166,524
(Gain) loss on debt extinguishment	(10,823)		(4,408)	98,327		122,071		25,196
Reorganization items	39,354		—	—		—		—

Adjusted EBITDA (9)	$391,564		$451,221	$383,785		$229,302		$191,720

Balance Sheet Data
Cash and cash equivalents	$203,420		$75,801	$50,326		$487,232		$94,996
Total other current assets	157, 323		243,411	243,186		182,869		114,189
Property and equipment, net	2,948,387		3,032,568	3,126,598		2,717,506		1,804,988
Total other assets	23,050		72,091	89,773		81,495		62,060

Total assets	$3,332,180		$3,423,871	$3,509,883		$3,469,102		$2,076,233

Total current liabilities	132,616		341,380	389,070		344,920		256,622
Long-term debt	—	(10)	2,497,103	2,669,705		2,622,686		1,212,497
Other long-term liabilities	33,097		83,982	41,820		44,371		29,755
Liabilities subject to compromise	2,694,456		—	—		—		—
VDI shareholder’s equity	456,756		490,689	397,833		444,987		561,627
Noncontrolling interests	15,255		10,717	11,455		12,138		15,732

Total liabilities and shareholders’ equity	$3,332,180		$3,423,871	$3,509,883		$3,469,102		$2,076,233

Cash Flow Data
Net cash provided by (used in) operating activities	$92,587		$239,724	$18,876		$(133,844)		$92,976
Net cash used in investing activities	(46,490)		(35,693)	(523,759)		(874,117)		(140,946)
Net cash provided by (used in) financing activities	81,522		(178,556)	67,977		1,400,198		118,051

(1)	Includes redemption discounts totaling $11.5 million in connection with discretionary open market repurchases of our pre-bankruptcy indebtedness offset by $0.7 million for the write-off of associated issuance discounts and deferred financing costs.
(2)	Includes redemption discounts totaling $7.1 million in connection with discretionary open market repurchases of our pre-bankruptcy indebtedness offset by $2.7 million for the write-off of associated issuance discounts and deferred financing costs.
(3)	Includes $92.3 million in prepayment and consent fees and $24.0 million for the write-off of deferred financing costs offset by $18.0 million of issuance premium associated with the early retirement of $1 billion of our pre-bankruptcy 11.5% Senior Notes due 2015 (“11.5% Senior Notes”).
(4)	Includes $115.0 million for consent fees and $28.2 million for the write-off of deferred financing costs offset by $21.1 million of issuance premium associated with the early retirement of $1 billion of pre-bankruptcy 11.5% Senior Notes.
(5)	Includes $21.7 million in prepayment fees and approximately $3.5 million for the write-off of deferred financing costs associated with the early retirement of the debt for the acquisition of the Aquamarine Driller.
(6)	Contractual interest of $178,049 during the year ended December 31, 2015.
(7)	Includes the write-off of $31.4 million of deferred finance charges and $5.7 million of debt discount and $2.2 million of post-petition professional fees incurred in connection with our bankruptcy proceedings.
(8)	Earnings before interest, taxes and depreciation and amortization (“EBITDA”) represents net income (loss) before (i) interest expense, (ii) provision for income taxes and (iii) depreciation and amortization expense. EBITDA is not a financial measure under generally accepted accounting principles (“GAAP”) as defined under the rules of the SEC, and is intended as a supplemental measure of our performance. We believe this measure is commonly used by analysts and investors to analyze and compare companies on the basis of operating performance.
(9)	Adjusted EBITDA represents EBITDA adjusted to exclude (gain) on debt extinguishment and reorganization items. Adjusted EBITDA is a non-GAAP financial measure as defined under the rules of the SEC, and is intended as a supplemental measure of our performance. We believe this measure is commonly used by analysts and investors to analyze and compare companies on the basis of operating performance.

EBITDA and Adjusted EBITDA are not a substitute for GAAP measures of net income, operating income or any other performance measure derived in accordance with GAAP or as an alternative to cash flows from operating activities or other liquidity measures derived in accordance with GAAP.

(10)	$2.7 billion of long-term debt was classified as Liabilities Subject to Compromise as of December 31, 2015.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion is intended to assist you in understanding our financial position at June 30, 2016 and at December 31, 2015 and 2014, and our results of operations for the period from February 10 to June 30, 2016 (Successor Company) and the period from January 1 to February 10, 2016 (Predecessor Company) and for the six months ended June 30, 2015 (Predecessor Company) and the years ended December 31, 2015, 2014 and 2013. The following discussion should be read in conjunction with the information contained in “Business,” “Risk Factors” and the Company’s consolidated financial statements and related notes and other financial information included elsewhere in this prospectus. The results of operations for the interim periods are not necessarily indicative of the operating results for the full fiscal year or any future periods.

Overview

We are an international offshore drilling company focused on operating a fleet of modern, high specification drilling units. Our principal business is to contract drilling units, related equipment and work crews, primarily on a dayrate basis to drill oil and natural gas wells for our customers. We also provide construction supervision services for drilling units owned by others. Through our fleet of drilling units we are a provider of offshore contract drilling services to major, national and independent oil and natural gas companies, focused primarily on international markets.

The following table sets forth certain current information concerning our offshore drilling fleet as of July 29, 2016.

Name	Year Built	Water Depth Rating (feet)	Drilling Depth Capacity (feet)	Status
Jackups
Emerald Driller	2008	375	30,000	Mobilizing
Sapphire Driller	2009	375	30,000	Warm Stacked
Aquamarine Driller	2009	375	30,000	Operating
Topaz Driller	2009	375	30,000	Warm Stacked
Drillships (1)
Platinum Explorer	2010	12,000	40,000	Warm Stacked
Titanium Explorer	2012	12,000	40,000	Warm Stacked
Tungsten Explorer	2013	12,000	40,000	Operating

(1)	The drillships are designed to drill in up to 12,000 feet of water and are currently equipped to drill in 10,000 feet of water.

Reorganization

On the Petition Date, we filed the Plan of Reorganization in the United States Bankruptcy Court for the District of Delaware (In re Vantage Drilling International (F/K/A Offshore Group Investment Limited), et al., Case No. 15-12422). On January 15, 2016, the District Court of Delaware confirmed the Company’s pre-packaged Plan of Reorganization and we emerged from bankruptcy effective on February 10, 2016 (the “Effective Date”).

Pursuant to the terms of the Plan of Reorganization, the LSTC (as defined under “—Critical Accounting Policies and Accounting Estimates—Fresh Start Accounting”) term loans and were retired on the Effective Date by issuing the debt holders units of Stapled Securities of the reorganized Company, with each unit of Stapled Securities originally consisting of one New Share and $172.61 principal amount of the Convertible Notes, subject to adjustment upon the payment of interest in kind and certain cases of redemption or conversion of the Convertible Notes, as well as share splits, share dividends, consolidation or reclassification of the New Shares. As of June 30, 2016, taking into account the payment of interest in kind on the Convertible Notes on such date, each such unit of Stapled Securities became comprised of one New Share and $173.28 of principal of Convertible Notes. The New Shares and the Convertible Notes were issued subject to the terms of an agreement that prohibits the New Shares and Convertible Notes from being transferred or exchanged separately. For every $1,000 of principal, a note holder received 1.722798 units for the 2017 Term Loan, 1.725087 units for the 2019 Term Loan, 1.786070 units for our former 7.5% Senior Secured First Lien Notes due 2019 (the “7.5% Senior Notes”), and 1.728569 units for our former 7.125% Senior Secured First Lien Notes due 2023 (the “7.125% Senior Notes”). In total, the debt holders received 4,344,959 units under the Plan of Reorganization.

Other significant elements of the Plan of Reorganization included:

Second Amended and Restated Credit Agreement. The Company’s pre-petition credit agreement was amended to (i) replace the $32.0 million revolving letter of credit commitment under its pre-petition facility with a new $32.0 million revolving letter of credit facility and (ii) repay the $150 million of outstanding borrowings under its pre-petition facility with (a) $7.0 million of cash and (b) the issuance of $143.0 million initial term loans.

10% Senior Secured Second Lien Notes. Holders of the Company’s pre-petition secured debt claims were eligible to participate in a rights offering conducted by the Company for $75.0 million of the Company’s 10% Second Lien Notes. In connection with this rights offering, certain creditors entered into a “backstop” agreement to purchase 10% Second Lien Notes if the offer was not fully subscribed. The premium paid to such creditors under the backstop agreement was approximately $2.2 million, paid $1.1 million in cash and $1.1 million in additional 10% Second Lien Notes, resulting in a total issued amount of $76.1 million of 10% Second Lien Notes, and raising $73.9 million, after deducting the cash portion of the backstop premium.

VDC Note. Effective with the Company’s emergence from bankruptcy, VDC’s former equity interest in the Company was cancelled. Immediately following that event, the VDC Note was converted into 655,094 New Shares in accordance with the terms thereof, in satisfaction of the obligation thereunder, which, including accrued interest, totaled approximately $62.0 million as of such date.

The Plan of Reorganization allowed the Company to maintain all operating assets and agreements. All trade payables, credits, wages and other related obligations were unimpaired by the Plan of Reorganization.

Upon emergence from bankruptcy on the Effective Date, we adopted fresh-start accounting in accordance with Accounting Standards Codification (“ASC”) 852, which resulted in the Company becoming a new entity for financial reporting purposes. Upon adoption of fresh-start accounting, our assets and liabilities were recorded at their fair values as of the Effective Date. The Effective Date fair values of our assets and liabilities differed materially from the recorded values of our assets and liabilities as reflected in our historical consolidated balance sheets. The effects of the Plan of Reorganization and the application of fresh-start accounting are reflected in our consolidated balance sheet as of June 30, 2016 and the related adjustments thereto were recorded in our consolidated statements of operations as reorganization items.

Business Outlook

Expectations about future oil and natural gas prices have historically been a key driver of demand for our services. The International Energy Agency estimates that demand will increase by approximately 1.4 million barrels per day or 1.5% in 2016 and increase by approximately 1.3 million barrels per day or 1.3% in 2017. While this represents favorable growth in demand, it has not been enough to offset surplus production and high inventories which continue to depress oil prices.

In response to the significant decline in oil prices, exploration and development companies have been significantly reducing capital expenditure budgets for 2016 and beyond. Analyst mid-year surveys of exploration and production spending indicate that oil and gas companies continue to reduce capital expenditures and have been releasing rigs and significantly reducing equipment orders. Accordingly, we anticipate that our industry will experience depressed market conditions through the remainder of 2016 and 2017.

In addition to the reduction in demand for drilling rigs, additional supply of newbuild rigs is further depressing the market. There are currently 116 jackups and 43 deepwater floaters on order at shipyards with scheduled deliveries extending out to 2020. While 48 jackups and 13 floaters are scheduled for delivery during the remainder of 2016, it is unclear when these drilling rigs will actually be delivered as many rig deliveries have already been deferred to later dates and some rig orders have been canceled. In response to the oversupply of drilling rigs, a number of competitors are removing older less efficient rigs from their fleets by either cold stacking the drilling rigs or taking them permanently out of service. This process takes time as many of the drilling rigs are still working for customers on contracts. Accordingly, while we believe this is an important element in bringing the supply of drilling rigs back into balance with demand, it will not be sufficient to materially improve market conditions in 2016.

A summary of our backlog coverage of days contracted and related revenue as of August 15, 2016 forward is as follows:

	Percentage of Days Contracted		Revenues Contracted (in thousands)
	2016	2017	2016	2017	Beyond
Jackups	39%	35%	$18,847	$33,113	$6,260
Drillships	33%	33%	$36,570	$102,200	$87,000

Results of Operations

Our four jackup rigs began operations under their initial contracts in February 2009, August 2009, January 2010 and March 2010. Our first drillship, the Platinum Explorer, commenced operations in December 2010. Our second drillship, the Titanium Explorer, commenced operations in December 2012. Our third drillship, the Tungsten Explorer, commenced operations in September 2013.

Operating results for our contract drilling services are dependent on three primary metrics: available days, rig utilization and dayrates. The following table sets forth this selected operational information for the periods indicated. The period from February 10 to June 30, 2016 (Successor Company) and the period from January 1 to February 10, 2016 (Predecessor Company) are distinct reporting periods as a result of our emergence from bankruptcy on February 10, 2016.

	Successor	Predecessor
	Period from February 10, 2016 to June 30, 2016	Period from January 1, 2016 to February 10, 2016	Six Months Ended June 30, 2015
Jackups
Rigs available	4	4	4
Available days (1)	568	160	724
Utilization (2)	55.0%	53.6%	85.5%
Average daily revenues (3)	$89,549	$88,347	$149,294
Deepwater
Rigs available	3	3	3
Available days (1)	426	120	543
Utilization (2)	33.3%	33.3%	95.9%
Average daily revenues (3)	$260,515	$332,715	$611,776

(1)	Available days are the total number of rig calendar days in the period.
(2)	Utilization is calculated as a percentage of the actual number of revenue earning days divided by the available days in the period. A revenue earning day is defined as a day for which a rig earns dayrate after commencement of operations.
(3)	Average daily revenues are based on contract drilling revenues divided by revenue earning days. Average daily revenue will differ from average contract dayrate due to billing adjustments for any non-productive time, mobilization fees and demobilization fees.

The following table sets forth this selected operational information for the years indicated.

	Years Ended December 31,
	2015	2014	2013
Jackups
Rigs available	4	4	4
Available days (1)	1,460	1,460	1,460
Utilization (2)	76.7%	99.2%	87.1%
Average daily revenues (3)	$133,870	$161,332	$166,188
Deepwater
Rigs available	3	3	3
Available days (1)	1,095	1,095	832
Utilization (2)	83.0%	85.1%	93.3%
Average daily revenues (3)	$635,061	$615,571	$585,597

(1)	Available days are the total number of rig calendar days in the period. Newbuild rigs are included upon acceptance by the customer.
(2)	Utilization is calculated as a percentage of the actual number of revenue earning days divided by the available days in the period. A revenue earning day is defined as a day for which a rig earns dayrate after commencement of operations.
(3)	Average daily revenues are based on contract drilling revenues divided by revenue earning days. Average daily revenue will differ from average contract dayrate due to billing adjustments for any non-productive time, mobilization fees and demobilization fees.

The six months ended June 30, 2016 compared to the six months ended June 30, 2015

The following table is an analysis of our operating results for the periods indicated. The period from February 10 to June 30, 2016 (Successor Company) and the period from January 1 to February 10, 2016 (Predecessor Company) are distinct reporting periods as a result of our emergence from bankruptcy on February 10, 2016. References in these results of operations to the Successor Company refer to the period of February 10, 2016 to June 30, 2016 and references to the Predecessor Company refer to the period of January 1, 2016 to February 10, 2016.

	Successor	Predecessor
	Period from February 10, 2016 to June 30, 2016	Period from January 1, 2016 to February 10, 2016	Six Months Ended June 30, 2015
(in thousands)
Revenues
Contract drilling services	$64,960	$20,891	$410,869
Management fees	2,671	752	3,783
Reimbursables	10,666	1,897	20,252

Total revenues	78,297	23,540	434,904

Operating costs and expenses
Operating costs	62,404	25,213	190,059
General and administrative	17,863	2,558	12,691
Depreciation	30,457	10,696	63,404

Total operating expenses	110,724	38,467	266,154

Income (loss) from operations	(32,427)	(14,927)	168,750
Other income (expense)
Interest income	15	3	25
Interest expense and financing charges	(29,422)	(1,728)	(92,027)
Gain on debt extinguishment	—	—	10,823
Other income (expense)	318	(69)	1,820
Reorganization items	(641)	(452,923)	—

Total other income (expense)	(29,730)	(454,717)	(79,359)

Income (loss) before income taxes	(62,157)	(469,644)	89,391
Income tax provision	2,605	2,371	38,151

Net income (loss)	(64,762)	(472,015)	51,240
Net income (loss) attributable to noncontrolling interests	—	(969)	667

Net income (loss) attributable to VDI	$(64,762)	$(471,046)	$50,573

Revenue: The Aquamarine Driller and the Topaz Driller worked throughout the Successor Period. The Topaz Driller completed its contract in early July 2016 and is currently warm stacked. Additionally, the Sapphire Driller worked approximately 31 days during this period on a short-term contract in West Africa. During the Successor Period, these three rigs generated average daily revenue of approximately $89,549 per day. Deepwater utilization for the Successor Period averaged 33% as only the Tungsten Explorer worked during this period. Neither of our other two ultra-deepwater drillships worked during the Successor Period as the Platinum Explorer completed its initial 5-year contract during the fourth quarter of 2015 and the Titanium Explorer drilling contract was cancelled by the operator in August 2015. Average daily revenue declined for both jackups and drillships because drilling contractors have reduced dayrates in an effort to keep their rigs working in a market where the supply of drilling rigs continues to exceed demand for the rigs. Although we are marketing all of our rigs, only one drillship and one jackup are currently operating and are forecasted to operate in the second half of 2016.

In the Predecessor Period, we had two jackups working at an average daily revenue of approximately $88,347 per day as the Sapphire Driller completed its contract in November 2015 and did not work during the Predecessor Period and the Emerald Driller completed its contract in early January 2016. Deepwater utilization for the Predecessor Period averaged 33%, with the Tungsten Explorer operating throughout the period.

During the six months ended June 30, 2015, we had seven rigs under contract with customers. The utilization of our four jackups during this period averaged approximately 85.5% with average daily revenue of $149,294, while our three drillships had average utilization of 95.9% with average daily revenue of $611,766.

Management fees for both the Predecessor and Successor Periods averaged approximately $18,800 per day as the construction oversight contracts have established billing rates. Reimbursable revenue for the Successor Period was $10.7 million, and there were four rigs working during the period. Reimbursable revenue for the Predecessor Period was $1.9 million when three rigs worked for the entire period.

Operating costs: For the Successor Period, operating costs were approximately $62.4 million, including $8.5 million of reimbursable costs. For the Predecessor Period, operating costs were $25.2 million or approximately $90,000 per day based on total available days. Operating costs for the six months ended June 30, 2015 were approximately $190.1 million, including $12.4 million of reimbursable costs. The reduction in operating costs reflects reduced costs associated with idled rigs as well as cost saving initiatives implemented in 2016 for both operating and stacked rigs.

General and administrative expenses: General and administrative expenses for the Successor Period include professional fees incurred in connection with the filing of our registration statement on Form S-1 in June 2016 and increased legal expenses associated with our Petrobras investigation. Additionally, such expenses include severance costs of $4.5 million incurred in connection with the resignation of our former Chief Executive Officer, our former Chief Administrative Officer and our former General Counsel, as well as normal recurring general and administrative expenses. There were no similar charges incurred in the Predecessor Period or for the six months ended June 30, 2015.

Depreciation expense: For the six months ended June 30, 2015 and the Predecessor Period, depreciation expense is based on the historical cost basis of our property and equipment. Upon our emergence from bankruptcy, we applied the provisions of fresh-start accounting and revalued our property and equipment to fair value which resulted in a significant decrease in those values. Depreciation expense for the Successor Period is based on the reduced asset values of property and equipment as a result of the adoption of fresh-start accounting.

Interest expense and other financing charges: Interest expense for the Successor Period is calculated on the debt that was issued in connection with our emergence from bankruptcy on February 10, 2016. Interest expense is recorded post-petition if it will be paid during the bankruptcy proceedings or it is probable that the bankruptcy court will allow it as a claim. Interest expense for the Predecessor Period is calculated on the old credit agreement as provided for in the plan of Reorganization and on the VDC Note issued in connection with the plan of Reorganization. Interest expense for the six months ended June 30, 2015 is calculated on the outstanding debt during that period, which was significantly higher than the post-petition debt.

Gain on extinguishment of debt: During the six months ended June 30, 2015, we repurchased in the open market, at a discount to face value, $31.8 million of our 7.5% Senior Notes and $7.5 million of our 2017 Term Loan and recognized gains of $9.3 million and $1.5 million, respectively, including the write-off of deferred financing costs of $1.0 million.

Reorganization items: In the Predecessor Period, we incurred $22.7 million of post-petition professional fees associated with the bankruptcy cases. Additionally, we incurred non-cash charges of $2.06 billion in fresh-start accounting adjustments, offset by a $1.63 billion non-cash gain on settlement of LSTC. We have continued to incur professional expenses in connection with our bankruptcy during the Successor Period.

Income tax expense: Our estimated annualized effective tax rates for the Successor Period and Predecessor Period were negative 9.4% and our estimated annualized effective tax rate for the six months ended June 30, 2015 was positive 42.0%, based on estimated annualized loss or profit before income taxes in each respective period, excluding income tax discrete items. For the 2016 Successor and Predecessor Periods, we had a loss before income taxes resulting in negative tax rates. Our income taxes are generally dependent upon the results of our operations and the local income taxes in the jurisdictions in which we operate. Decreases in taxes in the Successor and Predecessor Periods in 2016 are primarily due to decreases in income before income taxes due to the nonoperational status of the majority of the rigs in 2016. In some jurisdictions we do not pay taxes or receive benefits for certain income and expense items, including interest expense, loss on extinguishment of debt and reorganization expenses.

2015 compared to 2014

The following table is an analysis of our operating results for the years ended December 31, 2015 and 2014.

	Year Ended December 31,
	2015	2014	Change
	(In thousands)
Revenues
Contract drilling services	$726,717	$807,164	$(80,447)
Management fees	7,501	21,258	(13,757)
Reimbursables	38,047	54,482	(16,435)

Total revenues	772,265	882,904	(110,639)

Operating costs and expenses
Operating costs	359,610	405,697	46,087
General and administrative	25,322	25,390	68
Depreciation	127,359	126,610	(749)

Total operating expenses	512,291	557,697	45,406

Income from operations	259,974	325,207	(65,233)
Other income (expense)
Interest income	84	70	14
Interest expense and financing charges (contractual interest of $178,049 during the year ended December 31, 2015)	(173,634)	(196,159)	22,525
Gain on debt extinguishment	10,823	4,408	6,415
Other income (expense)	4,231	(596)	4,827
Reorganization items	(39,354)	—	(39,354)

Total other income (expense)	(197,850)	(192,277)	(5,573)

Income (loss) before income taxes	62,124	132,930	(70,806)
Income tax provision	39,870	39,817	53

Net income (loss)	22,254	93,113	(70,859)
Net income attributable to noncontrolling interests	5,036	257	4,779

Net income (loss) attributable to VDI	$17,218	$92,856	$(75,638)

Revenue: Total revenue for the year ended December 31, 2015 decreased 13% as compared to the year ended December 31, 2014 and contract drilling revenue decreased 10% for the year ended December 31, 2015 as compared to the same period in 2014. The decrease in contract drilling revenue was primarily due to the following: (a) approximately $58.9 million due to reduced utilization on both our jackups and drillships, (b) approximately $39.8 million due to reduced dayrates on our jackup fleet, partially offset by approximately $18.2 million due to increased effective dayrates on our drillships.

Management fees and reimbursable revenues decreased approximately 65% and 30%, respectively, primarily due to a decrease in our management business as we completed the operations management contract for two jackups in Mexico in the prior year.

Jackup utilization for the year ended December 31, 2015 decreased approximately 23% compared to the prior year due to idle time between contracts for the Aquamarine Driller. Deepwater utilization for the year ended December 31, 2015 decreased approximately 2% compared to the prior year due primarily to the early termination of the Titanium Explorer contract by our customer in September 2015.

Operating costs: Operating costs for the year ended December 31, 2015 decreased 11% compared to the year ended December 31, 2014, due primarily to the following: (a) approximately $15.6 million due to reduced costs following the early termination of the Titanium Explorer contract by the customer in September 2015, (b) approximately $10.9 million due to reduced costs on the Aquamarine Driller during the idle time between contracts in 2015, and (c) approximately $10.2 million due to reduced operations support costs resulting from cost savings initiatives.

General and administrative expenses: General and administrative expenses for the year ended December 31, 2015 were consistent with the year ended December 31, 2014. Increases in legal and professional fees of $1.6 million, primarily related to financing and restructuring activities, were offset by decreases in labor costs.

Depreciation expense: Depreciation expense for the year ended December 31, 2015 was consistent with the year ended December 31, 2014.

Interest expense and other financing charges: Interest expense and other financing charges for the year ended December 31, 2015 decreased over the fiscal year 2014 primarily due to lower debt outstanding and to the suspension of interest on our debt subsequent to our Chapter 11 filing.

Gain on extinguishment of debt: In the year ended December 31, 2015, we repurchased in the open market, at a discount to face value, $31.8 million of our pre-bankruptcy senior notes and $7.5 million of our pre-bankruptcy term loan and recognized gains of $9.3 million and $1.6 million, respectively, including the write-off of deferred financing costs of $564,000.

In connection with an additional principal payment of $42.0 million in June 2015 on our pre-bankruptcy term loan, we recognized a loss of $1.4 million resulting from the write-off of deferred financing costs of $855,000 and original debt issuance discount of $599,000, and in connection with an open market purchase of $2 million of our pre-bankruptcy term loan in December 2015, we recognized a gain of $313,000.

In the year ended December 31, 2014, we repurchased in the open market, at a discount to face value, $47.4 million and $31.4 million of two series of our pre-bankruptcy notes, and recognized gains of $2.7 million and $4.0 million, respectively. The gains were partially offset by the write-off of deferred financing costs of $1.2 million.

Reorganization items: After the filing of our bankruptcy petition on December 3, 2015, we incurred $2.2 million of post-petition professional fees associated with the bankruptcy cases. Additionally, we incurred non-cash charges of $31.4 million and $5.7 million to write-off unamortized debt issuance costs and debt discounts, respectively, associated with the indebtedness expected to be allowed claims under our bankruptcy.

Income tax expense: Our revenue for the year ended December 31, 2015 was earned in higher taxed jurisdictions (i.e. deemed profit) as compared to the year ended December 31, 2014; accordingly, our tax expense for 2015 was approximately the same as for the year ended December 31, 2014.

Net income attributable to noncontrolling interests: Our net income attributable to noncontrolling interests for the year ended December 31, 2015 includes a $4.5 million income tax benefit related to an audit settlement.

2014 compared to 2013

The following table is an analysis of our operating results for the years ended December 31, 2014 and 2013.

	Year Ended December 31,
	2014	2013	Change
	(In thousands)
Revenues
Contract drilling services	$807,164	$666,129	$141,035
Management fees	21,258	14,123	7,135
Reimbursables	54,482	48,004	6,478

Total revenues	882,904	728,256	154,648

Operating costs and expenses
Operating costs	405,697	324,767	(80,930)
General and administrative	25,390	22,714	(2,676)
Depreciation	126,610	106,609	(20,001)

Total operating expenses	557,697	454,090	(103,607)

Income from operations	325,207	274,166	51,041
Other income (expense)
Interest income	70	234	(164)
Interest expense and financing charges	(196,159)	(198,779)	2,620
Gain (loss) on debt extinguishment	4,408	(98,327)	102,735
Other income (expense)	(596)	3,010	(3,606)
Reorganization items	—	—	—

Total other income (expense)	(192,277)	(293,862)	101,585

Income (loss) before income taxes	132,930	(19,696)	152,626
Income tax provision	39,817	27,921	11,896

Net income (loss)	93,113	(47,617)	140,730
Net income(loss) attributable to noncontrolling interests	257	(463)	720

Net income (loss) attributable to VDI	$92,856	$(47,154)	$140,010

Revenue: Total revenue for the year ended December 31, 2014 increased 21% as compared to the year ended December 31, 2013 and contract drilling revenue increased 21% for the year ended December 31, 2014 as compared to the same period in 2013. The increase in contract drilling revenue was primarily due to the following: (a) approximately $103.0 million due to commencement of operations of the Tungsten Explorer in September 2013, (b) approximately $16.6 million resulting from improved uptime performance on the Titanium Explorer, and (c) approximately $26.7 million due to increased operating days on the Sapphire Driller.

Jackup utilization for the year ended December 31, 2014 increased approximately 12% compared to the prior year due to days out of service for the Sapphire Driller in 2013 following the early termination of its drilling contract in May 2013. Drillship utilization for the year ended December 31, 2014 decreased approximately 8% compared to the prior year due to the mobilization of the Tungsten Explorer from Asia to West Africa during 2014.

The approximate 13% increase in reimbursable revenue is primarily due to having one additional drillship operating for the full year in 2014 as compared to 2013 and additional reimbursable purchase requests from jackup drilling customers.

Operating costs: Operating costs for the year ended December 31, 2014 increased 25% compared to the year ended December 31, 2013, due primarily to the following: (a) approximately $50.7 million of increased costs due to commencement of operations on the Tungsten Explorer, (b) approximately $23.3 million of increased costs associated with the relocation of the Titanium Explorer from the U.S. Gulf of Mexico to West Africa, and (c) approximately $8.6 million of increased costs due to increased operating days on the Sapphire Driller.

General and administrative expenses: Increases in general and administrative expenses for the year ended December 31, 2014 as compared to the year ended December 31, 2013 were primarily due to increased legal fees related to ongoing litigation.

Depreciation expense: The increase in depreciation expense for the year ended December 31, 2014 as compared to the year ended December 31, 2013 was primarily due to the addition of the Tungsten Explorer to our operating fleet in the third quarter of 2013.

Interest expense and other financing charges: Interest expense and other financing charges for the year ended December 31, 2014 were comparable to the fiscal year 2013; lower interest expense in 2014, due to lower debt levels, was offset by a reduction of capitalized interest. We did not capitalize any interest and amortization costs in the year ended December 31, 2014, as compared to $15.0 million capitalized in the year ended December 31, 2013. The reduction in capitalized interest was due to the Tungsten Explorer commencing operations in September 2013.

Gain (loss) on extinguishment of debt: In the year ended December 31, 2014, we repurchased in the open market, at a discount to face value, $47.4 million of our 7.125% Senior Notes and $31.4 million of our 7.5% Senior Notes and recognized gains of $2.7 million and $4.0 million, respectively. The gains were partially offset by the write-off of deferred financing costs of $1.2 million. In connection with an additional principal payment of $42.0 million in June 2014 on the 2017 Term Loan (the “2017 Term Loan”), we recognized a loss of $1.4 million resulting from the write-off of deferred financing costs of $820,000 and original debt issuance discount of $576,000, and in connection with an open market purchase of $2 million of the 2017 Term Loan in December 2014, we recognized a gain of $313,000.

In the year ended December 31, 2013, in connection with the early retirement of the remaining $1.0 billion of 11.5% Senior Notes, we recognized a loss of $98.3 million resulting from the payment of early redemption fees and consent fees of $92.3 million and the write-off of deferred financing costs of $24.0 million, which were offset by the early recognition of debt issuance premium of $18.0 million.

Income tax expense: The $11.9 million increase in income tax expense for the year ended December 31, 2014 was primarily due to increased revenue earned in deemed profit jurisdictions as compared to 2013. In some jurisdictions we do not pay taxes or incur tax impacts for certain income and expense items including interest expense and gain or loss on extinguishment of debt.

Liquidity and Capital Resources

As of June 30, 2016, we had working capital of approximately $281.4 million, including approximately $240.5 million of cash available for general corporate purposes. Additionally, we have posted $4.2 million of cash as collateral for bid tenders and performance bonds. We anticipate our sustaining capital expenditures through 2017 to be approximately $2.5 to $3.1 million primarily for fleet capital spares. Scheduled principal debt maturities and interest payments from June 30, 2016 to December 31, 2017 are approximately $29.1 million. We expect to fund our capital expenditures and debt related payments through 2017 from our available working capital and cash flow from operations. As our currently warm stacked rigs obtain new contracts, we could incur reactivation and mobilization costs for these rigs, as well as customer requested equipment upgrades. These costs could be significant and may not be recoverable from the customer. We currently have $25.2 million available for the issuance of letters of credit under our revolving letter of credit facility.

The table below includes a summary of our cash flow information for periods indicated.

	Successor	Predecessor
	Period from February 10, 2016 to June 30, 2016	Period from January 1, 2016 to February 10, 2016	Six Months Ended June 30, 2015
(in thousands)
Cash flows provided by (used in):
Operating activities	$204	$(21,365)	$24,659
Investing activities	(7,982)	116	(17,017)
Financing activities	(766)	66,875	(54,605)

Changes in cash flows from operating activities for the Successor and Predecessor Periods are driven by changes in net income (see discussion of changes in net income in “Results of Operations” above) and significant collections from our customers during the period. Changes in cash flows used in investing activities are dependent upon our level of capital expenditures, which varies based on the timing of projects. Cash used for capital expenditures totaled $8.0 million in the Successor Period. In the six months ended June 30, 2015 we made debt payments of $54.6 million, including both scheduled maturities and discretionary open market purchases of pre-bankruptcy debt. In the Successor Period, we made scheduled maturity payments on post-bankruptcy debt totaling $0.7 million.

The table below includes a summary of our cash flow information for the years ended December 31, 2015 and 2014.

	Year Ended December 31,
	2015	2014	Change
	(In thousands)
Cash flows provided by (used in):
Operating activities	$92,587	$239,724	$(147,137)
Investing activities	(46,490)	(35,693)	(10,797)
Financing activities	81,522	(178,556)	260,078

Changes in cash flows from operating activities for the year ended December 31, 2015 are driven by changes in net income (see discussion of changes in net income in “Results of Operations” above) and significant collections from our customers during the period. Changes in cash flows used in investing activities are dependent upon our level of capital expenditures, which varies based on the timing of projects. Cash used for capital expenditures totaled $46 million in 2015 as compared to $36 million in 2014. Changes in cash flows from financing activities for the year ended December 31, 2015 are primarily due to higher borrowings under our Revolving Credit Facility and lower discretionary open market purchases of pre-bankruptcy debt as compared to the year ended December 31, 2014.

The table below includes a summary of our cash flow information for the years ended December 31, 2014 and 2013.

	Year Ended December 31,
	2014	2013	Change
	(In thousands)
Cash flows provided by (used in):
Operating activities	$239,724	$18,876	$220,848
Investing activities	(35,693)	(523,759)	488,066
Financing activities	(178,556)	67,977	(246,533)

Changes in cash flows from operating activities for the year ended December 31, 2014 are driven primarily by changes in net income (see discussion of changes in net income in “Results of Operations” above). Changes in cash flows used in investing activities are dependent upon our level of capital expenditures, which varies based on the timing of projects. Cash used for capital expenditures totaled $36 million in 2014 as compared to $524 million in 2013. Capital expenditures in 2013 included the final shipyard payment for the Tungsten Explorer. Changes in cash flows from financing activities for the year ended December 31, 2014 are primarily due to discretionary open market purchases of pre-bankruptcy debt whereas cash flows from financing activities for the year ended December 31, 2013 are from the refinancing of debt.

On December 1, 2015, we and VDC entered into the Restructuring Agreement with a majority of our secured creditors. Pursuant to the terms of the Restructuring Agreement, the Company agreed to pursue the Plan of Reorganization under Chapter 11 of Title 11 of the United States Bankruptcy Code and VDC would commence official liquidation proceedings under the laws of the Cayman Islands. On December 2, 2015, pursuant to the Restructuring Agreement, the Company acquired two subsidiaries responsible for the management of the Company from VDC in exchange for the VDC Note in the original principal amount of $61.5 million.

On December 3, 2015, the Company and 24 debtor subsidiaries, including five debtor subsidiaries of VDC who were guarantors of the Company’s pre-bankruptcy secured debt, filed the Plan of Reorganization in the United States Bankruptcy Court for the District of Delaware (In re Vantage Drilling International (F/K/A Offshore Group Investment Limited), et al., Case No. 15-12422). On January 15, 2016, the District Court of Delaware confirmed the Company’s pre-packaged Plan of Reorganization and the Company emerged from bankruptcy effective February 10, 2016. The significant elements of the Plan of Reorganization included:

Second Amended and Restated Credit Agreement. The Company’s Credit Agreement amended the pre-bankruptcy credit agreement to (i) replace the $32.0 million revolving letter of credit commitment under its pre-petition facility with a new $32.0 million revolving letter of credit facility and (ii) repay the $150 million of outstanding borrowings under its pre-petition facility with (a) $7.0 million of cash and (b) the issuance of $143.0 million initial term loans.

The obligations under the Credit Agreement are guaranteed by substantially all of the Company’s subsidiaries, subject to limited exceptions, and secured on a first priority basis by substantially all of the Company’s and the guarantors’ assets, including ship mortgages on all vessels, assignments of related earnings and insurance and pledges of the capital stock of all guarantors, in each case, subject to certain exceptions. The maturity date of the term loans and commitments established under the Credit Agreement is December 31, 2019. Interest is payable on the unpaid principal amount of each term loan under the Credit Agreement at the London Interbank Offered Rate (“LIBOR”) plus 6.5%, with a LIBOR floor of 0.5%. The initial term loans are currently bearing interest at 7.15%.

Fees are payable on the outstanding face amount of letters of credit at a rate per annum equal to 5.50% as such rate may be increased from time to time pursuant to the terms of the Credit Agreement. As of June 30, 2016, we have $6.8 million outstanding under our revolving letter of credit facility.

The Credit Agreement includes customary representations and warranties, mandatory prepayments, affirmative and negative covenants and events of default, including covenants that, among other things, restrict the granting of liens, the incurrence of indebtedness, the making of investments and capital expenditures, the sale or other conveyance of assets, including vessels, transactions with affiliates, prepayments of certain debt and the operation of vessels. The Credit Agreement also requires that the Company maintain certain levels of available cash (defined to include unrestricted cash and cash equivalents plus undrawn commitments).

10% Senior Secured Second Lien Notes. The Company engaged in a rights offering for $75.0 million of new 10% Second Lien Notes for certain holders of its secured debt claims. In connection with this rights offering, certain creditors entered into a “backstop” agreement to purchase 10% Second Lien Notes if the offer was not fully subscribed. The premium paid to such creditors under the backstop agreement was approximately $2.2 million, paid $1.1 million in cash and $1.1 million in additional 10% Second Lien Notes, resulting in a total issued amount of $76.1 million of 10% Second Lien Notes, and raising $73.9 million in proceeds to the Company, after deducting the cash portion of the backstop premium.

The 10% Second Lien Notes were issued at par, and are fully and unconditionally guaranteed, on a senior secured basis, by certain subsidiaries of the Company. The 10% Second Lien Notes mature on December 31, 2020, and bear interest from the date of their issuance at the rate of 10% per year. Interest on outstanding 10% Second Lien Notes is payable semi-annually in arrears, commencing on June 30, 2016. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. The 10% Second Lien Notes rank behind the Credit Agreement as to collateral.

The Second Lien Indenture includes customary covenants and events of default, including covenants that, among other things, restrict the granting of liens, restrict the making of investments, restrict the incurrence of indebtedness and the conveyance of vessels, limit transactions with affiliates, and require that the Company provide periodic financial reports.

1%/12% Step-Up Senior Secured Third Lien Convertible Notes. The Company issued 4,344,959 New Shares and approximately $750.0 million of Convertible Notes to certain creditors holding approximately $2.5 billion of pre-petition secured debt claims. The New Shares issued to these creditors and the Convertible Notes may only be traded together and not separately. The Convertible Notes mature on December 31, 2030 and are convertible into New Shares, in certain circumstances, at a conversion price (subject to adjustment in accordance with the terms of the Indenture) which was $95.60 as of the issue date.

The Company’s obligations under the Convertible Notes are fully and unconditionally guaranteed (except for customary release provisions), on a senior secured basis, by substantially all of the subsidiaries of the Company, and the obligations of the Company and guarantors are secured by liens on substantially all of their respective assets, subject to certain exceptions as described under “Description of the Notes—Security—Collateral Agreements”. The guarantees by the Company’s subsidiaries of the Convertible Notes are joint and several. The Company has no independent assets or operations apart from the assets and operations of its wholly-owned subsidiaries. Any subsidiaries of the Company other than the subsidiary guarantors are minor. In addition, there are no significant restrictions on the Company’s or any subsidiary guarantor’s ability to obtain funds from its subsidiaries by dividend or loan. The Indenture includes customary covenants that restrict the granting of liens and customary events of default, including, among other things, failure to issue securities upon conversion of the Convertible Notes.

Interest on the Convertible Notes is payable semi-annually in arrears commencing June 30, 2016 as payment in kind, either through an increase in the outstanding principal amount of the Convertible Notes or, if the Company is unable to increase such principal amount, by the issuance of additional Convertible Notes. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months at a rate of 1% per annum for the first four years and then increasing to 12% per annum until maturity.

The principal balance of the Convertible Notes (including payment in kind interest thereon) is convertible into New Shares at a conversion rate based on an initial price per share of $95.60 per New Ordinary Share, subject to adjustment, as described in the Indenture. The Convertible Notes are convertible only (a) prior to the third anniversary of the issue date (February 10, 2016), (i) upon the instruction of holders of a majority in principal amount of the Convertible Notes or (ii) upon the full and final resolution of all potential Investigation Claims (as defined below), as determined in good faith by the board of directors of the Company (which determination shall require the affirmative vote of a supermajority of the non-management directors), and (b) from and after February 10, 2019 through their maturity date of December 31, 2030, upon the approval of the Board (which approval shall require the affirmative vote of a supermajority of the non-management directors). For these purposes, (i) “supermajority of the non-management directors” means five affirmative votes of non-management directors assuming six non-management directors eligible to vote and, in all other circumstances, the affirmative vote of at least 75% of the non-management directors eligible to vote and (ii) “Investigation Claim” means any claim held by a United States or Brazilian governmental unit and arising from or related to the procurement of that certain Agreement for the Provision of Drilling Services, dated as of February 4, 2009, by and between Petrobras Venezuela Investments & Services B.V. and Vantage Deepwater Company, as amended, modified, supplemented, or novated from time to time.

VDC Note. Effective with the Company’s emergence from bankruptcy, VDC’s former equity interest in the Company was cancelled. Immediately following that event, the Company issued 655,094 New Shares to VDC in repayment of approximately $62.0 million, including accrued interest, for the VDC Note.

All trade payables, credits, wages and other related obligations were unimpaired by the Plan of Reorganization. The Plan of Reorganization allowed the Company to continue business operations during the court proceedings and maintain all operating assets and agreements. The Company had adequate liquidity prior to the filing and did not have to seek any debtor-in-possession financing.

During 2015, prior to entering into the Plan of Reorganization, we retired approximately $79.4 million principal amount of our pre-bankruptcy debt including approximately $40.1 million of scheduled maturities and during 2014, we retired approximately $186.3 million principal amount of pre-bankruptcy debt, including $63.5 million of scheduled term loan maturities.

Contractual Obligations

In the table below, we set forth our December 31, 2015 contractual obligations, excluding approximately $2.7 billion of pre-bankruptcy debt classified as Liabilities Subject to Compromise (“Liabilities Subject to Compromise”). The Liabilities Subject to Compromise were discharged in connection with the implementation of the pre-packaged Plan of Reorganization upon our emergence from bankruptcy on February 10, 2016. Some of the figures included in this table are based on our estimates and assumptions about these obligations, including their duration and other factors. The contractual obligations we may actually pay in future periods may vary from those reflected in the table because the estimates and assumptions are subjective.

	Total	2016	2017-2018	2019-2020	After 5 Years
	(in thousands)
VDC Note, including interest	$62,637	$62,637	$—	$—	$—
Interest payments (1)	11,802	9,034	2,768	—	—
Operating lease payments (2)	12,334	3,693	3,214	2,328	3,099
Purchase obligations	15,701	15,701	—	—	—

Total as of December 31, 2015	$102,474	$91,065	$5,982	$2,328	$3,099

(1)	Amounts represent interest payments on pre-petition credit facility that was discharged as per the Plan of Reorganization in February 2016.
(2)	Amounts represent lease payments under existing operating leases. We enter into operating leases in the normal course of business, some of which contain renewal options. Our future cash payments would change if we exercised those renewal options and if we enter into additional operating leases.

In the table below, we set forth our pro forma contractual obligations as of December 31, 2015, which gives effect to our Plan of Reorganization upon our emergence from bankruptcy on February 10, 2016. Some of the figures included in this table are based on our estimates and assumptions about these obligations, including their duration and other factors. The contractual obligations we will actually pay in future periods may vary from those reflected in the table because the estimates and assumptions are subjective.

	Total	2016	2017-2018	2019-2020	After 5 Years
	(in thousands)
Credit Agreement Term Loan	143,000	$1,430	$2,860	$138,710	$—
10% Second Lien Notes	76,125	—	—	76,125	—
Convertible Notes	2,777,242				2,777,242
Interest payments	76,437	16,340	35,715	24,381	—
Operating lease payments (1)	12,334	3,693	3,214	2,328	3,099
Purchase obligations	15,701	15,701	—	—	—

Total as of December 31, 2015	$3,100,839	$37,164	$41,789	$241,544	$2,780,341

(1)	Amounts represent lease payments under existing operating leases. We enter into operating leases in the normal course of business, some of which contain renewal options. Our future cash payments would change if we exercised those renewal options and if we enter into additional operating leases.

Commitments and Contingencies

We enter into operating leases in the normal course of business for office space, housing, vehicles and specified operating equipment. Some of these leases contain options that would cause our future cash payments to change if we exercised those options. We are subject to litigation, claims and disputes in the ordinary course of business, some of which may not be covered by insurance. There is an inherent risk in any litigation or dispute and no assurance can be given as to the outcome of any claims. We do not believe the ultimate resolution of any existing litigation, claims or disputes will have a material adverse effect on our financial position, results of operations or cash flows.

In July 2015, we became aware that Hamylton Padilha, the Brazilian agent the Company used in the contracting of the Titanium Explorer drillship to Petrobras, had entered into a plea arrangement with the Brazilian authorities in connection with his role in facilitating the payment of bribes to former Petrobras executives. Among other things, Mr. Padilha provided information to the Brazilian authorities of an alleged bribery scheme between former Petrobras executives and Mr. Hsin-Chi Su, who was, at the time of the alleged bribery scheme, a member of the Board of Directors and a significant shareholder of VDC. When we learned of Mr. Padilha’s plea agreement and the allegations, we voluntarily contacted the DOJ and the SEC to advise them of these recent developments, as well as the fact that we had engaged outside counsel to conduct an internal investigation of the allegations. Our internal investigation is ongoing and we are cooperating with the DOJ and SEC in their investigation of these allegations. In connection with our cooperation with the DOJ and SEC, we recently advised both agencies that in early 2010, we engaged outside counsel to investigate a report of allegations of improper payments to customs and immigration officials in Asia. That investigation was concluded in 2011, and we determined at that time that no disclosure was warranted; however, in an abundance of caution, we are reviewing the matter again in light of the allegations in the Petrobras matter. Although we cannot predict the outcome of this matter, if the DOJ or the SEC determine that violations of the FCPA have occurred, the Company could be subject to civil and criminal sanctions, including monetary penalties, as well as additional requirements or changes to our business practices and compliance programs, any or all of which could have a material adverse effect on our business and financial condition. Additionally, if we become subject to any judgment, decree, order, governmental penalty or fine, this may constitute an event of default under the terms of our secured debt agreements and result in our outstanding debt becoming immediately due and payable.

Critical Accounting Policies and Accounting Estimates

The preparation of financial statements and related disclosures in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. While management believes current estimates are appropriate and reasonable, actual results could materially differ from those estimates. We have identified the policies below as critical to our business operations and the understanding of our financial operations.

Fresh-start Accounting: Effective with our bankruptcy filing on December 3, 2015, we were subject to the requirements of ASC 852. All expenses, realized gains and losses and provisions for losses directly associated with the bankruptcy proceedings were classified as “reorganization items” in the consolidated statements of operations. Certain pre-petition liabilities subject to Chapter 11 proceedings were considered liabilities subject to compromise (“LSTC”) on the Petition Date and just prior to our emergence from bankruptcy on the Effective Date. The LSTC classification distinguished such liabilities from the liabilities that were not expected to be compromised and liabilities incurred post-petition.

Upon emergence from bankruptcy, we adopted fresh-start accounting, which resulted in the Company becoming a new entity for financial reporting purposes. Upon adoption of fresh-start accounting, our assets and liabilities were recorded at their fair values as of the Effective Date. The Effective Date fair values of our assets and liabilities differed materially from the recorded values of our assets and liabilities as reflected in our historical consolidated balance sheets. The effects of the Plan of Reorganization and the application of fresh-start accounting are reflected in our consolidated balance sheet as of June 30, 2016 and the related adjustments thereto were recorded in our consolidated statement of operations as reorganization items for the period from January 1 to February 10, 2016.

Variable Interest Entities. In addition to the consolidation of our majority owned subsidiaries, we also consolidate variable interest entities (“VIEs”) when we are determined to be the primary beneficiary. Determination of the primary beneficiary of a VIE is based on whether an entity has (1) the power to direct activities that most significantly impact the economic performance of the VIE and (2) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. Our determination of the primary beneficiary of a VIE considers all relationships between us and the VIE. Certain subsidiaries of VDC, who are guarantors of our pre-petition debt, were part of the Plan of Reorganization discussed above and became our subsidiaries upon emergence on February 10, 2016. We have consolidated these entities in our consolidated financial statements as of December 31, 2015 and 2014 and for the two years ended December 31, 2015 because we determined that they were VIEs and that we were the primary beneficiary.

Property and Equipment: Our long-lived assets, primarily consisting of the values of our drilling rigs, are the most significant amount of our total assets. We make judgments with regard to the carrying value of these assets, including amounts capitalized, componentization, depreciation and amortization methods, salvage values and estimated useful lives. We capitalize interest costs related to the financings of our drilling rigs while they are under construction and prior to the commencement of each vessel’s first contract, which has increased the carrying value of the drilling rigs. Our weighted average cost of capital, which is the key component used in our calculation of capitalized interest, is directly impacted by the volatility in the global financial and credit markets. The completion of a construction project has an impact on the amount of interest expense that is prospectively recognized in our results of operations. Drilling rigs are depreciated on a component basis over estimated useful lives on a straight-line basis as of the date placed in service. Other assets are depreciated upon placement in service over estimated useful lives on a straight-line basis.

We evaluate the realization of property and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss on our property and equipment exists when estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Any impairment loss recognized would be computed as the excess of the asset’s carrying value over the estimated fair value. Estimates of future cash flows require us to make long-term forecasts of our future revenues and operating costs with regard to the assets subject to review. Our business, including the utilization rates and dayrates we receive for our drilling rigs, depends on the level of our customers’ expenditures for oil and natural gas exploration, development and production expenditures. Oil and natural gas prices and customers’ expectations of potential changes in these prices, the general outlook for worldwide economic growth, political and social stability in the major oil and natural gas producing basins of the world, availability of credit and changes in governmental laws and regulations, among many other factors, significantly affect our customers’ levels of expenditures. Sustained declines in oil and natural gas prices, worldwide rig counts and utilization, reduced access to credit markets and any other significant adverse economic news could require us to evaluate the realization of our drilling rigs. The rapid and significant decline in oil prices over the last six months of 2014 and throughout 2015, coupled with steep capital budget cuts by exploration and production companies and the significant number of newbuild ultra deepwater floaters and jackups deliveries scheduled for 2015 and 2016, required us to undertake an analysis of recoverability of the carrying value of our drilling rigs. Assumptions used in the analysis, including those used in our annual and long-term budgetary process, included expected utilization and revenue efficiency rates, expected dayrates and operating expenses, life expectancy, and planned out-of-service time for special periodic surveys and other inspections. The results of the analysis indicated that as of December 31, 2015 the estimated undiscounted future cash flows exceeded the carrying values of our drilling rigs by factors ranging from 1.3x to 2.7x.

Revenue: Revenue is recognized as services are performed based on contracted dayrates and the number of operating days during the period.

In connection with a customer contract, we may receive lump-sum fees for the mobilization of equipment and personnel. Mobilization fees and costs incurred to mobilize a rig from one geographic market to another are deferred and recognized on a straight-line basis over the term of such contract, excluding any option periods. Costs incurred to mobilize a rig without a contract are expensed as incurred. Fees or lump-sum payments received for capital improvements to rigs are deferred and amortized to income over the term of the related drilling contract. The costs of such capital improvements are capitalized and depreciated over the useful lives of the assets. Deferred revenues under drilling contracts were $0.0 million, $20.2 million and $72.2 million at June 30, 2016, December 31, 2015 and December 31, 2014, respectively. Deferred revenue is included in either accrued liabilities or other long-term liabilities in our consolidated balance sheet, based upon the initial term of the related drilling contract.

Rig and Equipment Certifications: We are required to obtain regulatory certifications to operate our drilling rigs and certain specified equipment and must maintain such certifications through periodic inspections and surveys. The costs associated with these certifications, including drydock costs, are deferred and amortized over the corresponding certification periods.

Income Taxes: Income taxes have been provided based upon the tax laws and rates in effect in the countries in which operations are conducted and income is earned. Deferred income tax assets and liabilities are computed for differences between the financial statement basis and tax basis of assets and liabilities that will result in future taxable or deductible amounts and are based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized. We recognize interest and penalties related to income taxes as a component of income tax expense.

Recent Accounting Standards: See “Note 2. Basis of Presentation and Significant Accounting Policies” to our consolidated financial statements included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures About Market Risk.

Our rigs operate in various international locations and thus are sometimes subject to foreign exchange risk. We may from time to time also be exposed to certain commodity price risk, equity price risk and risks related to other market driven rates or prices. The risks associated with foreign exchange rates were not significant in the first six months of 2016 or in 2015 as all of our drilling contracts have been primarily denominated in U.S. dollars. We do not enter into derivatives or other financial instruments for trading or speculative purposes. The significant decline in worldwide exploration and production spending as a result of the decline in oil prices has negatively impacted the offshore contract drilling business as discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Interest Rate Risk. As of June 30, 2016, we had approximately $142.3 million face amount of variable rate debt outstanding under the 2016 Term Loan Facility. Under the 2016 Term Loan Facility, interest is payable on the unpaid principal amount of each term loan at LIBOR plus 6.5%, with a LIBOR floor of 0.5%. As of June 30, 2016, the 3-month LIBOR rate was 0.65% and the current interest rate on the 2016 Term Loan Facility is 7.15%. Increases in the LIBOR rate would impact the amount of interest that we are required to pay on these borrowings. For every 1% increase in LIBOR (above the LIBOR floor) we would be subject to an increase in interest expense of $1.4 million per annum based on June 30, 2016 outstanding principal amounts. We have not entered into any interest rate hedges or swaps with regard to either of the term loans.

Foreign Currency Exchange Rate Risk. As we operate in international areas, we are exposed to foreign exchange risk. Our primary foreign exchange risk management strategy involves structuring customer contracts to provide for payment in both U.S. dollars, which is our functional currency, and local currency. The payment portion denominated in local currency is based on anticipated local currency requirements over the contract term. Due to various factors, including customer acceptance, local banking laws, other statutory requirements, local currency convertibility and the impact of inflation on local costs, actual foreign exchange needs may vary from those anticipated in the customer contracts, resulting in partial exposure to foreign exchange risk. Fluctuations in foreign currencies have not had a material impact on our overall results. If we find ourselves in situations where payments of local currency do not equal local currency requirements, foreign exchange derivative instruments, specifically foreign exchange forward contracts, or spot purchases, may be used to mitigate foreign currency risk. A foreign exchange forward contract obligates us to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates or to make an equivalent U.S. dollar payment equal to the value of such exchange. We do not enter into derivative transactions for speculative purposes. As of June 30, 2016, we did not have any open foreign exchange derivative contracts or material foreign currency exposure risk.

BUSINESS

Our Company

Vantage Drilling International, a Cayman Islands exempted company, is an international offshore drilling company focused on operating a fleet of modern, high specification drilling units. Our principal business is to contract drilling units, related equipment and work crews, primarily on a dayrate basis to drill oil and natural gas wells for our customers. We also provide construction supervision services for drilling units owned by others. Through our fleet of drilling units, we are a provider of offshore contract drilling services to major, national and independent oil and natural gas companies, focused primarily on international markets.

The Company was previously known as Offshore Group Investment Limited and changed its corporate name to Vantage Drilling International effective February 11, 2016.

Restructuring Agreement and Bankruptcy Proceedings under Chapter 11

On December 1, 2015, we and Vantage Drilling Company (“VDC”), entered into a restructuring support agreement (the “Restructuring Agreement”) with a majority of our secured creditors. Pursuant to the terms of the Restructuring Agreement, the Company agreed to pursue a pre-packaged plan of reorganization (the “Plan of Reorganization”) under Chapter 11 of Title 11 of the United States Bankruptcy Code and VDC would commence official liquidation proceedings under the laws of the Cayman Islands. On December 2, 2015, pursuant to the Restructuring Agreement, the Company acquired two subsidiaries responsible for the management of the Company from VDC in exchange for a $61.5 million promissory note (the “VDC Note”).

On December 3, 2015, the Company and 24 debtor subsidiaries, including five debtor subsidiaries of VDC who were guarantors of the Company’s pre-bankruptcy secured debt, filed the Plan of Reorganization in the United States Bankruptcy Court for the District of Delaware (In re Vantage Drilling International (F/K/A Offshore Group Investment Limited), et al., Case No. 15-12422). On January 15, 2016, the Bankruptcy Court for the District of Delaware confirmed the Company’s Plan of Reorganization and the Company emerged from bankruptcy effective February 10, 2016. The significant elements of the Plan of Reorganization included:

Second Amended and Restated Credit Agreement. The Company entered into the Credit Agreement providing for (i) a $32.0 million revolving letter of credit facility to replace the Company’s existing $32.0 million revolving letter of credit commitment under its pre-petition credit facility and (ii) $143.0 million of term loans into which the claims of the lenders under the Company’s pre-petition credit facility were converted. The lenders under the Company’s pre-petition credit facility also received $7.0 million in cash under the Plan of Reorganization.

10% Senior Secured Second Lien Notes. The Company engaged in a rights offering for $75.0 million of new 10% Second Lien Notes for certain holders of its secured debt claims. In connection with this rights offering, certain creditors entered into a “backstop” agreement to purchase 10% Second Lien Notes if the offer was not fully subscribed. The premium paid to such creditors under the backstop agreement was approximately $2.2 million, paid $1.1 million in cash and $1.1 million in additional 10% Second Lien Notes, resulting in a total issued amount of $76.1 million of 10% Second Lien Notes, and raising $73.9 million, after deducting the cash portion of the backstop premium.

1%/12% Step-Up Senior Secured Third Lien Convertible Notes. The Company issued 4,344,959 New Shares and approximately $750.0 million of Notes to certain creditors holding approximately $2.5 billion of pre-petition secured debt claims. The Ordinary Shares issued to these creditors and the Notes are stapled together (the “Stapled Securities”) and may only be traded together and not separately. The Notes are convertible into New Shares in certain circumstances, at a conversion price (subject to adjustment in accordance with the terms of the Indenture) which was $95.60 as of the issue date. The Indenture includes customary covenants that restrict the granting of liens and customary events of default, including, among other things, failure to issue securities upon conversion of the Notes.

VDC Note. Effective with the Company’s emergence from bankruptcy, VDC’s former equity interest in the Company was cancelled. Immediately following that event, the VDC Note was converted into 655,094 Ordinary Shares in accordance with the terms thereof, in satisfaction of the obligation thereunder, which, including accrued interest, totaled approximately $62.0 million as of such date.

The Plan of Reorganization allowed the Company to maintain all operating assets and agreements. All trade payables, credits, wages and other related obligations were unimpaired by the Plan of Reorganization.

Drilling

Jackups

A jackup rig is a mobile, self-elevating drilling platform equipped with legs that are lowered to the ocean floor until a foundation is established for support, at which point the hull is raised out of the water into position to conduct drilling and workover operations. All of our jackup rigs were built at PPL Shipyard in Singapore. The design of our jackup rigs is the Baker Marine Pacific Class 375. These units are ultra-premium jackup rigs with independent legs capable of drilling in up to 375 feet of water, a cantilever drilling floor and a total drilling depth capacity of approximately 30,000 feet.

Drillships

Drillships are self-propelled and suited for drilling in remote locations because of their mobility and large load carrying capacity. All of our drillships are dynamically positioned and designed for drilling in water depths of up to 12,000 feet, with a total vertical drilling depth capacity of up to 40,000 feet. The drillships’ hull design has a variable deck load of approximately 20,000 tons and measures approximately 781 feet long by 137 feet wide. All of our drillships were built at Daewoo Shipbuilding & Marine Engineering shipyard in South Korea.

The following table sets forth certain information concerning our offshore drilling fleet as of July 29, 2016.

Name	Year Built	Water Depth Rating (feet)	Drilling Depth Capacity (feet)	Location	Status
Jackups
Emerald Driller	2008	375	30,000	Malaysia	Mobilizing
Sapphire Driller	2009	375	30,000	West Africa	Warm Stacked
Aquamarine Driller	2009	375	30,000	Malaysia	Operating
Topaz Driller	2009	375	30,000	Indonesia	Warm Stacked
Drillships
Platinum Explorer	2010	12,000	40,000	Malaysia	Warm Stacked
Titanium Explorer	2012	12,000	40,000	South Africa	Warm Stacked
Tungsten Explorer	2013	12,000	40,000	Congo	Operating

Strengths

We believe our primary competitive strengths include the following:

Premium fleet. Our fleet is currently comprised of seven ultra-premium high specification drilling units: four jackup rigs and three drillships. We believe the Emerald Driller, Sapphire Driller, Aquamarine Driller and Topaz Driller are ultra-premium jackup rigs due to their ability to drill in deeper depths, as well as their enhanced operational efficiency and technical capabilities when compared to a majority of the current global jackup rig fleet, which is primarily comprised of older, smaller, less capable rigs using less modern technology. The Platinum Explorer, Titanium Explorer and Tungsten Explorer are ultra-deepwater drillships that are designed to drill in up to 12,000 feet of water. Our drillships are currently equipped to drill in water depths of up to 10,000 feet. We believe 10,000 feet to be the upper-limit water depth currently being developed by leading offshore exploration and production companies, though we also believe that they are evaluating future deepwater development projects in water depths in excess of 10,000 feet.

Proven track record. We have a proven track record of successfully managing, constructing, marketing and operating offshore drilling units. Our in-house team of engineers and construction personnel has overseen complex rig construction projects. As a result, our rigs have generally been delivered within budget and either on time or ahead of schedule.

Experienced management and operational team. We benefit from our management team, which has extensive experience in the drilling industry, including international and domestic public company experience involving numerous acquisitions and debt and equity financings.

Strategy

Our strategy includes:

Maintain significant liquidity. In response to the significant downturn in the drilling industry, we are strategically preserving our liquidity. Completing the Plan of Reorganization significantly reduced our debt service obligations and we have no significant maturities until December 2019. We are working to optimize our workforce for our current level of operations, deferring maintenance and capital expenditures and working to extend our contract backlog.

Capitalize on customer demand for modern, high specification units. We own and manage high specification drilling units, which are well suited to meet the requirements of customers for efficiently drilling through deep and complex geological formations, and drilling horizontally. Additionally, high specification drilling units generally provide faster drilling and moving times. A majority of the bid invitations for jackups that we receive require high specification units. Aside from their drilling capabilities, we believe that customers generally prefer new drilling units because of improved safety features and less frequent downtime for maintenance. New, modern drilling units are also generally preferred by crews, which makes it easier to hire and retain high quality operating personnel.

Focus on international markets. We have been able to successfully deploy and operate our drilling units in some of the most active international oil and natural gas producing regions. We believe that exposure to certain international markets with major, national and independent oil and natural gas companies will increase the predictability of our cash flows because those markets have exhibited less historical cyclicality. We also believe that our internationally diverse platform reduces our exposure to a single market.

Expand key industry relationships. We are focused on expanding relationships with major, national and independent oil and natural gas companies, focused primarily on international markets, which we believe will allow us to obtain longer-term contracts to build our backlog of business when dayrates and operating margins justify entering into such contracts. We believe that our existing relationships with these companies have contributed to our historically strong contract backlog. Longer-term contracts increase revenue visibility and mitigate some of the volatility in cash flows caused by cyclical market downturns.

Maintain our deepwater exposure. We believe our customers will continue an emphasis on exploration in deeper waters due, in part, to technological developments that have made such exploration more feasible and cost-effective. We believe that the water-depth capability of our ultra-deepwater drilling units is attractive to our customers and allows us to compete effectively in obtaining long-term deepwater drilling contracts. We may seek to manage or acquire additional deepwater drilling units to service this market.

Our Industry

The offshore contract drilling industry provides drilling, workover and well construction services to oil and natural gas exploration and production companies through the use of mobile offshore drilling units. Historically, the offshore drilling industry has been very cyclical with periods of high demand, limited rig supply and high dayrates alternating with periods of low demand, excess rig supply and low dayrates. Periods of low demand and excess rig supply intensify the competition in the industry and often result in some rigs becoming idle for long periods of time. As is common throughout the oilfield services industry, offshore drilling is largely driven by actual or anticipated changes in oil and natural gas prices and capital spending by companies exploring for and producing oil and natural gas. Sustained high commodity prices historically have led to increases in expenditures for offshore drilling activities and, as a result, greater demand for our services. Due to a recent decline in the price of oil and gas there has been a reduced demand for offshore drilling rigs by our customers. The reduced demand is occurring at the same time that a significant number of drilling rigs are scheduled for delivery resulting in an oversupply of equipment. We expect that these adverse market conditions are likely to continue for the duration of 2016 and 2017.

Offshore drilling rigs are generally marketed on a worldwide basis as rigs can be moved from one region to another. The cost of moving a rig and the availability of rig-moving vessels may cause the supply and demand balance to vary between regions. However, significant variations between regions do not tend to exist long-term because of rig mobility.

The offshore drilling market generally consists of shallow water (<400 ft.), midwater (>400 ft.), deepwater (>4,000 ft.) and ultra-deepwater (>7,500 ft.). The global shallow water market is serviced primarily by jackups.

Our jackup fleet is focused on the “long-legged” (350+ ft.) high specification market. The drillships that we operate are focused on the ultra-deepwater segment, but can operate in the midwater and deepwater markets as well.

Customers

Our customers are primarily large multinational oil and natural gas companies, government owned oil and natural gas companies and independent oil and natural gas producers. For the years ended December 31, 2015, 2014 and 2013, the following customers accounted for more than 10% of our consolidated revenue:

	For the Year Ended December 31,
	2015	2014	2013
Total E&P Congo	32%	—	—
Oil & Natural Gas Corporation	25%	24%	28%
Petrobras America Inc.	20%	—	24%
Olio Energy Sdn Bhd (1)	—	18%	—
Ophir Energy	—	17%	—
Perenco Oil and Gas	—	14%	—

(1)	Olio Energy Sdn Bhd is a contracting party through which we operate for Petronas Carigali, a subsidiary of the national oil company of Malaysia.

Drilling Contracts

Our drilling contracts are the result of negotiation with our customers, and most contracts are awarded through competitive bidding against other contractors. Drilling contracts generally provide for payment on a dayrate basis, with higher rates while the drilling unit is operating and lower rates for periods of mobilization or when drilling operations are interrupted or restricted by equipment breakdowns, adverse environmental conditions or other conditions beyond our control. Currently all of our drilling contracts are on a dayrate basis. A dayrate drilling contract generally extends over a period of time covering either the drilling of a single well or group of wells or covering a stated term. Certain of our contracts with customers may be cancelable at the option of the customer upon payment of an early termination fee. Such payments may not, however, fully compensate us for the loss of the contract. Contracts also customarily provide for either automatic termination or termination at the option of the customer typically without the payment of any termination fee, under various circumstances such as non-performance, in the event of extensive downtime or impaired performance caused by equipment or operational issues, or sustained periods of downtime due to force majeure events. Many of these events are beyond our control. The contract term in some instances may be extended by the client exercising options for the drilling of additional wells or for an additional term. Our contracts also typically include a provision that allows the client to extend the contract to finish drilling a well-in-progress. During periods of depressed market conditions, our clients may seek to renegotiate drilling contracts to reduce their obligations or may seek to repudiate their contracts. Suspension of drilling contracts will result in the reduction in or loss of dayrate for the period of the suspension. If our customers cancel some of our contracts and we are unable to secure new contracts on a timely basis and on substantially similar terms, if contracts are suspended for an extended period of time or if a number of our contracts are renegotiated, it could adversely affect our consolidated statements of financial position, results of operations or cash flows.

The following table sets forth certain information concerning the current contract status of our offshore drilling fleet as of August 15, 2016.

Name	Region	Estimated Contract End Date	Customer
Aquamarine Driller	Southeast Asia	Q2 2017	CPOC
Emerald Driller	Middle East	Q1 2018	Total E&P Qatar
Tungsten Explorer	West Africa	Q4 2018	Total E&P Congo

Contract Backlog

As of August 15, 2016, our owned fleet had total contract backlog of approximately $284.0 million. We expect that approximately $55.4 million of our total contract backlog will be performed during the remainder of 2016, with the remainder performed in subsequent years.

Competition

The contract drilling industry is highly competitive. Demand for contract drilling and related services is influenced by a number of factors, including the current and expected prices of oil and natural gas and the expenditures of oil and natural gas companies for exploration and development of oil and natural gas. In addition, demand for drilling services remains dependent on a variety of political and economic factors beyond our control, including worldwide demand for oil and natural gas, the ability of the Organization of Petroleum Exporting Countries, or OPEC, to set and maintain production levels and pricing, the level of production of non-OPEC countries and the policies of various governments regarding exploration and development of their oil and natural gas reserves.

Drilling contracts are generally awarded on a competitive bid or negotiated basis. Pricing is often the primary factor in determining which qualified contractor is awarded a job. Rig availability, capabilities, age and each contractor’s safety performance record and reputation for quality also can be key factors in the determination. Operators also may consider crew experience, rig location and efficiency. We believe that the market for drilling contracts will continue to be highly competitive for the foreseeable future. Certain competitors may have greater financial resources than we do, which may better enable them to withstand periods of low utilization, compete more effectively in a low price environment, build new rigs or acquire existing rigs.

Our competition ranges from large international companies offering a wide range of drilling and other oilfield services to smaller, locally owned companies. Competition for rigs is usually on a global basis, as these rigs are highly mobile and may be moved, at a cost that is sometimes substantial, from one region to another in response to demand.

Operating Hazards

Our operations are subject to many hazards inherent in the offshore drilling business, including, but not limited to: blowouts, craterings, fires, explosions, equipment failures, loss of well control, loss of hole, damaged or lost equipment and damage or loss from inclement weather or natural disasters.

These hazards could cause personal injury or death, serious damage to or destruction of property and equipment, suspension of drilling operations, or damage to the environment, including damage to producing formations and surrounding areas. Generally, we seek to obtain contractual indemnification from our customers for some of these risks. To the extent not transferred to customers by contract, we seek protection against some of these risks through insurance, including property casualty insurance on our rigs and drilling equipment, protection and indemnity, commercial general liability, which has coverage extension for underground resources and equipment coverage, commercial contract indemnity and commercial umbrella insurance.

There are risks that are outside of our control. Nonetheless, we believe that we are adequately insured for liability and property damage to others with respect to our operations. However, such insurance may not be sufficient to protect us against liability for all consequences of well disasters, extensive fire damage or damage to the environment. For more, see “Risk Factors—Our business involves numerous operating hazards, and our insurance and contractual indemnity rights may not be adequate to cover our losses.”

Insurance

We maintain insurance coverage that includes coverage for physical damage, third party liability, employer’s liability, loss of hire, war risk, general liability, vessel pollution and other coverage. However, our insurance is subject to exclusions and limitations and there is no assurance that such coverage will adequately protect us against liability from all potential consequences and damages.

Our primary marine package provides for hull and machinery coverage for our drilling units up to a scheduled value for each asset, which we believe approximates replacement cost. The maximum coverage for our seven drilling units is $1.4 billion. The policies are subject to certain exclusions, limitations, deductibles and other conditions. Deductibles for physical damage to our jackup rigs and our drillships are $2.5 million and $5.0 million, respectively, per occurrence. Our protection and indemnity policy provides liability coverage limits of $500 million per rig. In addition to these policies, we have separate policies providing coverage for onshore general liability, employer’s liability, auto liability and non-owned aircraft liability, with customary coverage, limits and deductibles.

Foreign Regulation

Our operations are conducted primarily in foreign jurisdictions and are subject to, and affected in varying degrees by, governmental laws and regulations in countries in which we operate, including laws and regulations relating to the importation of and operation of drilling units, currency conversions and repatriation, oil and natural gas exploration and development, environmental protection, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors and duties on the importation and exportation of drilling units and other equipment. Governments in some foreign countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and natural gas and other aspects of the oil and natural gas industries in their countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil and natural gas companies and may continue to do so. Furthermore, these regulations have limited the opportunities for international drilling contracts to participate in tenders for contracts or to perform services in certain countries as the governments have strongly favored local service providers. Operations in less developed countries may be subject to legal systems that are not as predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.

Anti-Money Laundering

If any person resident in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Law (2014 Revision) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Law (2015 Revision) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Environmental Regulation

For a discussion of the effects of environmental regulation on our current operations, see “Risk Factors—Our business is subject to numerous governmental laws and regulations, including those that may impose significant costs and liability on us for environmental and natural resource damages.” We anticipate that we will continue to make expenditures to comply with environmental requirements. To date, we have not expended material amounts beyond those amounts spent on our basic rig designs in order to comply and we do not believe that our compliance with such requirements will have a material adverse effect upon our results of operations or competitive position or materially increase our capital expenditures.

Heightened environmental concerns in the U.S. Gulf of Mexico have led to greater and more stringent environmental regulation, higher drilling costs, and a more difficult and lengthy well permitting process. In the United States, requirements applicable to our operations include regulations that require us to obtain and maintain specified permits or governmental approvals, control the discharge of materials into the environment, require removal and cleanup of materials that may harm the environment, or otherwise relate to the protection of the environment. Laws and regulations protecting the environment have become more stringent and may in some cases impose strict liability, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Some of these laws and regulations may expose us to liability for the conduct of or conditions caused by others or for acts which were in compliance with all applicable laws at the time they were performed. The application of these requirements or the adoption of new or more stringent requirements could have a material adverse effect on our financial condition and results of operations.

The Clean Water Act prohibits the discharge of pollutants, including petroleum, into the navigable waters of the United States without a permit. The regulations implementing the Clean Water Act require permits to be obtained by an operator before discharge from specified exploration activities occurs. Certain facilities that store or otherwise handle oil are required to prepare and implement Spill Prevention Control and Countermeasure Plans and Facility Response Plans relating to the possible discharge of oil to surface waters. Violations of monitoring, reporting, permitting and other requirements can result in the imposition of administrative, civil and criminal penalties.

The U.S. Oil Pollution Act of 1990 (“OPA”) and related regulations impose a variety of requirements on “responsible parties” related to the prevention of oil spills and liability for damages resulting from such spills. A “responsible party” includes the owners or operator of a facility or vessel, or the lessee or permittee of the area in which an offshore facility is located. OPA assigns liability to each responsible party for oil removal costs and a variety of public and private damages. While liability limits apply in some circumstances, a party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. If the party fails to report a spill or to cooperate fully in the cleanup, liability limits likewise do not apply. OPA establishes a liability limit for offshore facilities of all removal costs plus $75.0 million, and a lesser limit for some vessels depending on their size. Few defenses exist to the liability imposed by OPA, and the liability could be substantial. Failure to comply with ongoing requirements or inadequate cooperation in the event of a spill could subject a responsible party to administrative, civil or criminal enforcement actions. Congress has been urged to consider changes to OPA that would increase or eliminate the limits on liability and companion bills that would eliminate the $75.0 million liability limit have been referred to various committees of Congress. OPA requires owners and operators of certain vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility. Vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance or financial guaranty.

Laws governing air emissions and solid and hazardous waste also apply to our operations. The U.S. Outer Continental Shelf Lands Act authorizes regulations relating to safety and environmental protection applicable to lessees and permittees operating on the outer continental shelf. Included among these are regulations that require the preparation of spill contingency plans and establishment of air quality standards for certain pollutants, including particulate matter, volatile organic compounds, sulfur dioxide, carbon monoxide and nitrogen oxides. Specific design and operational standards may apply to outer continental shelf vessels, rigs, platforms, vehicles and structures. Violations of lease conditions or regulations related to the environment issued pursuant to the U.S. Outer Continental Shelf Lands Act can result in substantial civil and criminal penalties, as well as potential court injunctions curtailing operations and canceling leases. Such enforcement liabilities can result from either governmental or citizen prosecution.

In recent years, a variety of initiatives intended to enhance vessel security were adopted to address terrorism risks, including the U.S. Coast Guard regulations implementing the Maritime Transportation Security Act of 2002. These regulations require, among other things, the development of vessel security plans and on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications.

The United States is one of approximately 165 member countries to the International Maritime Organization (“IMO”), a specialized agency of the United Nations that is responsible for developing measures to improve the safety and security of international shipping and to prevent marine pollution from ships. Among the various international conventions negotiated by the IMO is the International Convention for the Prevention of Pollution from Ships (“MARPOL”). MARPOL imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions.

Annex VI to MARPOL sets limits on sulfur dioxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances. Annex VI also imposes a global cap on the sulfur content of fuel oil and allows for specialized areas to be established internationally with more stringent controls on sulfur emissions. For vessels 400 gross tons and greater, platforms and drilling units, Annex VI imposes various survey and certification requirements. For this purpose, gross tonnage is based on the International Tonnage Certificate for the vessel. The United States has ratified Annex VI. In addition, any drilling units we operate internationally are subject to the requirements of Annex VI in those countries that have implemented its provisions. We believe the drilling units we currently offer for international projects comply with Annex VI, but changes to our equipment and ratifying countries’ regulatory interpretations of the Annex VI requirements could impose additional costs on us, which could be significant.

Although significant capital expenditures may be required to comply with these governmental laws and regulations, such compliance has not materially adversely affected our earnings or competitive position. We believe that we are currently in compliance in all material respects with the environmental regulations to which we are subject.

Employees

At July 30, 2016, we managed a workforce of approximately 564 people, of which 349 were our direct employees.

Properties

We maintain offices, land bases and other facilities in several worldwide locations, including our principal executive offices in Houston, Texas, regional operational office in Singapore and a marketing office in Dubai. We lease all of these facilities.

Legal Proceedings

We may be involved in litigation, claims and disputes incidental to our business, which may involve claims for significant monetary amounts, some of which would not be covered by insurance. In the opinion of management, none of the existing disputes to which we are a party will have a material adverse effect on our financial position, results of operations or cash flows.

In July 2015, we became aware of media reports that Hamylton Padilha, the Brazilian agent the Company used in the contracting of the Titanium Explorer drillship to Petroleo Brasileiro S.A., had entered into a plea arrangement with the Brazilian authorities in connection with his role in facilitating the payment of bribes to former Petrobras executives. Among other things, Mr. Padilha provided information to the Brazilian authorities of an alleged bribery scheme between former Petrobras executives and Mr. Su who was, at the time of the alleged bribery scheme, a member of the Board of Directors and a significant shareholder of our predecessor company, Vantage Drilling Company. When we learned of Mr. Padilha’s plea agreement and the allegations, we voluntarily contacted the DOJ and the SEC to advise them of these recent developments, as well as the fact that we had engaged outside counsel to conduct an internal investigation of the allegations. Our internal investigation is ongoing and we are cooperating with the DOJ and SEC in their investigation of these allegations. In connection with our cooperation with the DOJ and SEC, we recently advised both agencies that in early 2010, we engaged outside counsel to investigate a report of allegations of improper payments to customs and immigration officials in Asia. That investigation was concluded in 2011, and we determined at that time that no disclosure was warranted; however, in an abundance of caution, we are reviewing the matter again in light of the allegations in the Petrobras matter. Although we cannot predict the outcome of this matter, if the DOJ or the SEC determine that violations of the FCPA have occurred, the Company could be subject to civil and criminal sanctions, including monetary penalties, as well as additional requirements or changes to our business practices and compliance programs, any or all of which could have a material adverse effect on our business and financial condition. Additionally, if we become subject to any judgment, decree, order, governmental penalty or fine, this may constitute an event of default under the terms of our secured debt agreements and result in our outstanding debt becoming immediately due and payable.

On August 31, 2015, VDC received notice from Petrobras America, Inc. (“PAI”) and Petrobras Venezuela Investments & Services B.V. (“PVIS”) stating that PAI and PVIS were terminating the Agreement for the Provision of Drilling Services dated February 4, 2009 (the “Drilling Contract”). The Drilling Contract was initially entered into between PVIS and Vantage Deepwater Company, one of our wholly-owned indirect subsidiaries, and was later novated by PVIS to PAI and by Vantage Deepwater Company to Vantage Deepwater Drilling, Inc., another of our wholly-owned indirect subsidiaries. The notice stated that PAI and PVIS were terminating the Drilling Contract because Vantage had allegedly breached its obligations under the agreement. Under the terms of the Drilling Contract we initiated arbitration proceedings before the American Arbitration Association on August 31, 2015, challenging PVIS and PAI’s wrongful attempt to terminate the Drilling Contract. Vantage has maintained that it complied with all of its obligations under the Drilling Contract and that PVIS and PAI’s attempt to terminate the agreement is both improper and a breach of the Drilling Contract.

In the ongoing arbitration proceeding, the parties have exchanged initial pleadings and have confirmed an arbitral tribunal. Vantage has asserted claims against PAI and PVIS for declaratory relief and monetary damages based on breach of contract. Vantage has also asserted a claim against Petroleo Brasileiro S.A. (“PBP”) to enforce a guaranty provided by PBP. The Petrobras entities (PVIS, PAI, and PBP) have asserted that the Drilling Contract is void as illegally procured, that PVIS and PBP are not proper parties to the arbitration, and that PAI and PVIS properly terminated the contract. PAI has further counterclaimed for attorneys’ fees and costs alleging that Vantage failed to negotiate in good faith before commencing arbitration proceedings. Vantage denies that any of the claims or defenses asserted by the Petrobras entities have merit and intends to vigorously pursue its claims in the arbitration proceeding.

MANAGEMENT

Board of Directors and Executive Officers

The names of our directors and executive officers, their ages as of October 31, 2016 and certain other information about them are set forth below:

Name	Age	Position
Thomas R. Bates, Jr. (1)	67	Chairman of the Board of Directors
Matthew W. Bonanno (2)	37	Director
Esa Ikaheimonen(1)	52	Director
Nils E. Larsen (1)	46	Director
Scott McCarty (2)	43	Director
L. Spencer Wells (2)	46	Director
Ihab Toma (3)	53	Director and Chief Executive Officer
Thomas J. Cimino (4)	48	Chief Financial Officer
Douglas W. Halkett	56	Chief Operating Officer
Edward G. Brantley	61	Chief Accounting Officer and Controller
William L. Thomson	46	Vice President - Marketing and Business Development
Linda J. Ibrahim	45	Vice President of Tax and Governmental Compliance
Douglas E. Stewart	39	Vice President, General Counsel and Corporate Secretary

(1)	Member of our Audit Committee (the “Audit Committee”).
(2)	Member of our Compensation Committee (the “Compensation Committee”).
(3)	Appointments effective August 29, 2016.
(4)	Appointment effective September 22, 2016.

Board of Directors

Thomas R. Bates, Jr. has served as our Chairman of the Board since February 10, 2016. Qualifications and Experience: Dr. Bates has over 40 years of operational experience in the oil and gas industry, having held executive leadership positions at several major energy companies. He is currently an adjunct professor and co-chair of the advisory board for the Energy MBA Program at the Neeley School of Business at Texas Christian University in Fort Worth. Dr. Bates joined Lime Rock Management LP, an energy focused private equity firm, as managing director in 2001 and became a senior advisor of the firm in 2010 before retiring in 2013. Dr. Bates previously served as group president at Baker Hughes from 1998 through 2000, chief executive officer at Weatherford-Enterra from 1997 to 1998, and spent 15 years in management positions at Schlumberger, finishing as president of the Anadrill division where he was responsible for the introduction of new products and technologies. Dr. Bates began his career at Shell Oil Company. Through his experience in both energy and oilfield service companies, Dr. Bates provides significant insight into management and corporate strategy, including audit committee matters, that we believe are essential for growing the Company. His experience in private equity provides valuable entrepreneurial insight. Additionally, Dr. Bates has significant experience sitting on compensation and audit committees providing us with insight into corporate governance and other matters. Education: Dr. Bates has a doctorate in mechanical engineering from the University of Michigan.

Directorships for the past five years: Independence Contract Drilling (Chairman 2011 to the present), TETRA Technologies (2011 to the present), Alacer Gold Corporation (2014 to the present), Hercules Offshore Company (2004 to 2015; Chairman 2009 to 2015).

Matthew W. Bonanno has served as a director of the Company since February 10, 2016. Qualifications and Experience: Mr. Bonanno is currently a partner at York Capital Management where he joined in 2010. York Capital Management is a shareholder of the Company. Mr. Bonanno previously worked at the Blackstone Group from 2007 to 2010 where he focused on restructuring, recapitalization and reorganization transactions. Prior to joining the Blackstone Group, Mr. Bonanno worked on financing and strategic transactions at News Corporation from 2003 to 2005 and as an investment banker at JP Morgan and Goldman Sachs. Mr. Bonanno’s significant experience in financing transactions and investing across multiple industries provides us with valuable strategic insight. Education: Mr. Bonanno received a B.A. in History from Georgetown University and an Masters of Business Administration in Finance from the Wharton School of the University of Pennsylvania.

Directorships for the past five years: Rever Offshore AS (2013 to present), Stallion Oilfield Services (2013 to 2015), and ABY Group Holdings (2013 to present).

Esa Ikaheimonen has served as a director of the Company since February 10, 2016. Qualifications and Experience: Mr. Ikaheimonen served as the Executive Vice President and Chief Financial Officer of Transocean Ltd., an offshore drilling contractor from 2012 to 2015. He was Senior Vice President and Chief Financial Officer of Seadrill Ltd., an offshore drilling contractor from 2010 to 2012. From 2009 to 2010, Mr. Ikaheimonen served as Executive Vice President and Chief Financial Officer of Poyry PLC, a global consulting and engineering company. Prior to Poyry, he was employed by Royal Dutch Shell for almost 20 years where he held several senior positions including Regional Vice President Finance for Upstream in both Africa and the Middle-East, Finance and Commercial Director in Qatar, and Downstream Finance Director for Scandinavia. Mr. Ikaheimonen’s background and experience provide us with significant managerial insight into the offshore drilling business and strategic focus on our customers. Additionally, Mr. Ikaheimonen has experience sitting on an audit committee which provides insight into financial processes and controls. Education: Mr. Ikaheimonen earned a Master’s Degree in Law from the University of Turku in Finland, specializing in Tax Law and Tax Planning. Mr. Ikaheimonen will serve as chairman of the Audit Committee.

Directorships for the past five years: Transocean Partners, LLC (Chairman 2014 to 2015), and Ahlstrom Plc (2011 to 2015)

Nils E. Larsen has served as a director of the Company since February 10, 2016. Qualifications and Experience: Mr. Larsen began working with The Carlyle Group’s U.S. Equity Opportunities Fund in 2013 and is currently an Operating Adviser. Prior to partnering with The Carlyle Group, Mr. Larsen served in a variety of senior executive positions with Tribune Company from 2008 to 2013, including as the President and Chief Executive Officer of Tribune Broadcasting and as the Co-President of Tribune Company. Before joining Tribune Company, Mr. Larsen was employed by Equity Group Investments, LLC from 1995 to 2008 (serving as a Managing Director from 2001 to 2008) and again from 2013 to present, focusing on investments in the media, transportation, energy, retail grocery and member loyalty and rewards sectors. Mr. Larsen started his career at CS First Boston where he focused on the capital requirements and derivative products needs of U.S. financial institutions and non-U.S. based entities. Mr. Larsen has significant governance experience in post-bankrupt entities providing this essential insight to the Company. Education: Mr. Larsen received his A.B. summa cum laude from Bowdoin College.

Directorships for the past five years: Liberty Tire Recycling (Chairman 2015 to present), Rewards Network (2013 to present), Extreme Reach (2015 to present), More FM (2015 to present), Talent Partners (Chairman 2014 to 2015), Media Properties Holdings (2014 to 2016), Classified Ventures (2009 to 2013), Chicago Cubs Baseball Holdings (2009 to 2013), Newsday Holdings (2008 to 2013) and TV Food Network Holdings (2008 to 2013).

Scott McCarty has served as a director of the Company since February 15, 2016. Qualifications and Experience: Mr. McCarty joined Q Investments in 2002 and is currently a partner managing private equity and distressed investment groups within Q Investments. Affiliates of Q Investments are shareholders of the Company. Previously within Q Investments, Mr. McCarty was a portfolio manager. Before joining Q Investments, Mr. McCarty was a captain in the United States Army and worked in the office of U.S. Senator Kay Bailey Hutchison. Mr. McCarty has significant investment experience across industries and working with distressed investments and provides valuable insight to our Board of Directors regarding the structuring of the organization and streamlining operations. Education: Mr. McCarty graduated with a Bachelors of Science degree from the United States Military Academy at West Point, where he was a Distinguished Cadet and recipient of the General Lee Donne Olvey Award, and earned an Masters of Business Administration from Harvard Business School.

Directorships for the past five years: Travelport Worldwide (Compensation Committee 2013-2014), Envirotest Systems Holdings Corp. (2007-2014) and Q-TZG Leasing Holding Ltd (2013 to present).

Ihab Toma has served as a member of the Board of Directors and as Chief Executive Officer of the Company since August 29, 2016. Qualifications and Experience: Mr. Toma has over 30 years of experience in the oilfield industry. Since 2014, Mr. Toma has been serving as a senior advisor to First Reserve Corporation, a leading global private equity and infrastructure firm exclusively focused on energy. Prior to joining First Reserve Corporation, Mr. Toma served from 2009 until 2013 in various executive capacities at Transocean, as Executive Vice President - Chief of Staff, Executive Vice President - Operations, Executive Vice President - Global Business and Senior Vice President - Marketing and Planning. Prior to his time at Transocean, from 1986 until 2009, Mr. Toma served in multiple capacities at Schlumberger. He served as Vice President, Sales and Marketing for Europe, Africa and Caspian for Schlumberger Oilfield Services from April 2006 to August 2009. From 2000 to 2006, he led Schlumberger’s Information Solutions business in various capacities, including President, Vice President - Sales and Marketing, Vice President – Information Management and Vice President – Europe, Africa and CIS Operations. Mr. Toma began his career with Schlumberger in 1986. He holds a Bachelor of Science degree in Electrical, Electronics and Communications Engineering from Cairo University, Egypt.

Directorships in the past five years: Drilling Systems (UK) Ltd. (June 2015 to the present), Paradigm Geophysical Corp (October 2013 to the present), AGR Group (Vice Chairman from January 2015 to the present) and Engström & Engstöm (Chairman from May 2014 to the present).

L. Spencer Wells has served as a director of the Company since February 10, 2016. Qualifications and Experience: Mr. Wells is a founder and partner of Drivetrain Advisors, a provider of fiduciary services to the alternative investment community, with a particular expertise in restructuring and turnarounds. From 2010 to 2013,

Mr. Wells served as a senior advisor and partner with TPG Special Situations Partners where he helped manage a $2.5B portfolio of liquid and illiquid distressed credit investments. Mr. Wells served as a partner at Silverpoint Capital from 2002 to 2009 where he managed a $1.3B investment portfolio consisting primarily of stressed and distressed bank loans and bonds focusing on the oil and gas exploration and production, oilfield services, power generation, financial institutions and chemicals industries. He previously served as an analyst on the distressed debt trading desks at Union Bank of Switzerland, Deutsche Bank and Bankers Trust. Mr. Wells’ significant experience in the debt, equity and capital markets provides the Board of Directors with insight into operating the Company following our Plan of Reorganization. Mr. Wells also has significant experience serving on private and public companies’ boards, which gives him insight into matters regarding corporate governance and fiduciary responsibilities. Education: Mr. Wells received his Bachelor of Arts degree from Wesleyan University and his Masters of Business Administration from the Columbia Business School. Mr. Wells will serve as the chairman of the Compensation Committee.

Directorships for the past five years: Center for Music National Service (2011 to 2014), Advanced Emissions Solutions, Inc. (Chairman 2014 to present), Syncora Holdings, Ltd. (2014 to present), Preferred Proppants LLC (2014 to present), Navig8 Crude Tankers, Inc. (2014 to 2015), Alinta Holdings (2013), Affinion Group Holdings, Inc. (Chairman 2015 to present), Global Geophysical Services, Inc. (Chairman 2015 to present), Town Sports International Holdings, Inc. (2015 to present) and Certus Holdings, Inc. and CertusBank, N.A (2014 to present)

Executive Officers

Effective March 21, 2016, Paul A. Bragg resigned as the President, Chief Executive Officer and principal executive officer of the Company. Mr. Bragg also resigned as a member of our Board of Directors. The Company formed an Office of the Chief Executive to take over all duties related to the chief executive officer of the Company, consisting of Douglas G. Smith, the former Chief Financial Officer and Treasurer of the Company, Douglas W. Halkett, Chief Operating Officer of the Company, and Robert Tamburrino, who at the time was the Chief Restructuring Officer of the Company. Effective June 23, 2016, Mr. Tamburrino resigned as Chief Restructuring Officer and from the office of the Chief Executive Officer and all other offices of the Company and its subsidiaries. Mr. Ihab Tama’s appointment as Chief Executive Officer, effective August 29, 2016, terminated the office of the Chief Executive.

Vantage Energy Services, Inc., one of our wholly-owned subsidiaries, had entered into an Advisory Services Letter with Renegade Swish, LLC (an affiliate of Q Investments) dated April 7, 2016 in which Renegade Swish had agreed to provide to us the services of Mr. Tamburrino on an interim basis as our Chief Restructuring Officer. We agreed to pay Renegade Swish an hourly rate of $765 for Mr. Tamburrino’s services and to reimburse Renegade Swish for all reasonable third party reimbursable expenses. Mr. McCarty, a current member of our Board of Directors, is also employed by Renegade Swish, LLC.

Effective September 21, 2016, Douglas G. Smith stepped down as our Chief Financial Officer and as the principal financial officer of the Company. On September 22, 2016, the Company appointed Thomas J. Cimino as the Chief Financial Officer of the Company.

With respect to all of the following officers, references to offices held by such individuals in the following paragraphs are to offices with Vantage Drilling Company prior to the effectiveness of the Company’s Chapter 11 bankruptcy proceedings on February 10, 2016 and to offices with the Company after February 10, 2016.

Thomas J. Cimino has served as our Chief Financial Officer since September 2016. Prior to joining the Company, from 2012 until most recently, Mr. Cimino served as Chief Financial Officer at AEI Services, LLC, an international company focused on power generation and distribution, natural gas transportation and services and gas distribution. From 2007 until 2012, he served as Vice President and Controller at AEI Services. Prior to joining AEI Services, LLC, from 2003 until 2007, Mr. Cimino served as Director—Global Capital Markets Group at Pricewaterhouse Coopers, where he provided capital markets advisory services to multi-national companies in the energy sector. His career has also included time at the United States Securities and Exchange Commission, Adidas America and KPMG, where he began his career. Mr. Cimino received his Bachelor of Science degree in Accounting from The Pennsylvania State University and his Executive MBA from Rice University.

Douglas W. Halkett has served as our Chief Operating Officer since January 2008 and has served as a member of the Office of Chief Executive from March 2016 through August 2016. Prior to joining us, Mr. Halkett served with Transocean Inc. as Division Manager in Northern Europe (UK & Norway) from January 2004 to November 2007, as an Operations Manager in the Gulf of Mexico from February 2001 to December 2003, and as Operations Manager and Regional Operations Manager in the UK from July 1996 to January 2001. Prior to joining Transocean, Mr. Halkett worked for Forasol-Foramer in various operational and business roles from January 1988 to June 1996, and was assigned in Paris and various locations in the Far East. Mr. Halkett started his career with Shell International in Holland and Brunei in 1982 and joined Mobil North Sea Ltd in 1985. Mr. Halkett earned a First Class Honours Degree in Mechanical Engineering from Heriot Watt University (Edinburgh) in 1981 and attended the Program for Management Development at Harvard Business School in 2003.

Edward G. Brantley has served as our Chief Accounting Officer and Controller since April 2008. Prior to joining us, Mr. Brantley served as Vice President and Chief Accounting Officer of Transmeridian Exploration Incorporated, an international exploration and production company, from 2005 to 2008. Prior to joining Transmeridian, Mr. Brantley was employed by Pride from 2000 to 2005 where he served in several capacities including Treasurer and Vice President and Chief Accounting Officer. Prior to joining Pride, Mr. Brantley was employed by Baker Hughes, Inc., an international oilfield services provider, for 11 years in various positions including Vice President—Finance of Baker Sand Control and Controller of Baker Hughes Inteq. Mr. Brantley is a certified public accountant and graduated from the University of Mississippi with a B.B.A. in Accounting.

William L. Thomson has served as our Vice President-Marketing and Business Development since July 2016. From March 2008 until that time, he served as our Vice President—Technical Services, Supply Chain and Projects. Prior to joining us, Mr. Thomson worked for Transocean, and predecessor companies, beginning in 1994, where, in addition to other roles, Mr. Thomson served as Operations Manager - Assets in the United Kingdom sector of the North Sea managing ten semi-submersibles and as Technical Support Manager - Africa. Additionally, Mr. Thomson worked extensively as a Project Manager responsible for various refurbishments, upgrades and new build jackup projects in shipyards in Africa, Asia, Europe, and the Middle East. Mr. Thomson earned an Honours degree in Naval Architecture and Offshore Engineering from the University of Strathclyde (UK) in 1992 and a PhD in Oil and Gas Law from the Robert Gordon University in 2006.

Linda J. Ibrahim has served as our Vice President of Tax and Governmental Compliance since February 2015, and has served the Company in various tax roles since 2010. Prior to joining the Company, Ms. Ibrahim was employed by Pride from 2006 to 2010, and PricewaterhouseCoopers LLP from 1999 to 2006, serving client in the energy industry. Ms. Ibrahim holds a Bachelor of Business Administration - Accounting from the University of Houston and is a certified public accountant licensed in the state of Texas.

Douglas E. Stewart has served as our Vice President, General Counsel and Corporate Secretary since June 2016. Mr. Stewart joined the Company from Stallion Oilfield Services, where he served as Executive Vice President, General Counsel and Secretary. Mr. Stewart joined Stallion in June 2007 from Occidental Development Company, a subsidiary of Occidental Petroleum Corporation, where he served in the international business development group. Prior to joining Occidental in January 2007, he practiced corporate finance and securities law, specializing in private equity and mergers and acquisitions, at Vinson & Elkins LLP from September 2001 until December 31, 2006. Mr. Stewart received his B.A. from Trinity University and his J.D. from the University of Texas.

Arrangement for Nomination of Directors

Each of Messrs. Bates, Bonanno, Ikaheimonen, Larsen, and Wells was appointed to our Board of Directors by the informal ad hoc committee of our pre-petition secured creditors as part of the effectiveness of our Chapter 11 bankruptcy plan on February 10, 2016 by board resolution. Mr. McCarty was elected to the Board of Directors effective February 15, 2016. Messrs. Bonanno and McCarty represented their respective firms as members of such ad hoc committee.

Section 16(a) Beneficial Ownership Reporting Compliance

As a voluntary filer with the Securities and Exchange Commission, the Company is not currently subject to Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires our directors, certain executive officers, and holders of more than 10% of our ordinary shares to file with the SEC reports regarding their ownership and changes in ownership of our ordinary shares.

Material Changes in Director Nominations Process

Each of Messrs. Bates, Bonanno, Ikaheimonen, Larsen, and Wells was appointed to our Board of Directors by the informal ad hoc committee of our pre-petition secured creditors as part of the effectiveness of our Chapter 11 bankruptcy plan on February 10, 2016 by board resolution. Mr. McCarty was elected to the Board of Directors effective February 15, 2016. Messrs. Bonanno and McCarty represented their respective firms as members of such ad hoc committee.

There have not been any material changes to the procedures by which shareholders may recommend nominees to the Board of Directors.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees (the “Code of Conduct”). Our Code of Conduct is available at www.vantagedrilling.com on the “Corporate Governance” page under the link “Vantage Code of Business Conduct and Ethics.” We intend to include on our website any amendments to, or waivers from, a provision of the Code of Conduct that applies to our principal executive officer, principal financial officer, or controller that relates to any element of the “code of ethics” definition contained in Item 406(b) of Regulation S-K.

Audit Committee

On December 1, 2015, in connection with the commencement of the Company’s Chapter 11 bankruptcy plan, the Board of Directors established the Audit Committee of the Company. The Audit Committee reviews and recommends to the Board of Directors internal accounting and financial controls and accounting principles and auditing practices to be employed in the preparation and review of our financial statements. In addition, the Audit Committee has authority to engage public accountants to audit our annual financial statements and determine the scope of the audit to be undertaken by such accountants. The Audit Committee is also charged with reviewing and approving all related party transactions.

On February 10, 2016, upon the effectiveness of the Company’s Chapter 11 bankruptcy plan, the newly constituted Board of Directors appointed Messrs. Ikaheimonen, Larsen and Bates to the Audit Committee with Mr. Ikaheimonen acting as Chairman of the Audit Committee. Messrs. Ikaheimonen, Larsen and Bates are considered by the Board of Directors to be independent.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

The following discussion and analysis is intended to provide an explanation of our executive compensation program with respect to those individuals identified in the Summary Compensation Table below and referred to as our “named executive officers.” Prior to the effectiveness of our Chapter 11 bankruptcy plan on February 10, 2016, and for the entire 2015 fiscal year, our named executive officers were employed by Vantage Drilling Company, and the Company was a wholly-owned subsidiary of Vantage Drilling Company. This discussion and analysis of the executive compensation program for the 2015 fiscal year includes each named executive officer’s compensation as an officer of Vantage Drilling Company prior to the effectiveness of the Company’s Chapter 11 bankruptcy plan.

Effective March 21, 2016, Paul A. Bragg resigned as our President and Chief Executive Officer and as the principal executive officer of the Company. Effective September 21, 2016, Douglas G. Smith stepped down as our Chief Financial Officer and as the principal financial officer of the Company.

On August 9, 2016, the Company’s Board of Directors appointed Ihab Toma as the Chief Executive Officer of the Company, effective August 29, 2016. On September 22, 2016, the Company appointed Thomas J. Cimino as the Chief Financial Officer of the Company. The Company’s arrangements with Messrs. Toma and Cimino are described in more detail in the section titled “Employment Agreements”.

Compensation Philosophy and Objectives

Our executive compensation program has reflected the philosophy that executive officers’ compensation should be closely aligned with the long-term interests of shareholders and strongly correlated with both company and individual performance. Accordingly, our executive compensation program placed an emphasis on equity-based incentives and performance-based compensation. The key business metrics we have historically considered in establishing targets and measuring the performance of our executive officers have included:

•	Safety performance;

•	Financial performance;

•	Customer satisfaction; and

•	Growth.

The objectives of our executive compensation program have been to attract, retain and motivate experienced, high-quality professionals to align with the long-term interests of our shareholders and to reward outstanding performance. Many of our competitors are larger, more established offshore drilling companies with greater financial resources. In order to compete with other offshore drilling companies, it is essential that we offer compensation to our executive officers competitive with our peer group.

Consistent with our philosophy and objectives, we designed a compensation program which we believed to be competitive with our peer group, and we have evaluated the mix of compensation between fixed (annual base salary) and performance-based compensation (historically annual cash incentive and long-term incentive plan awards).

The components of our compensation program include:

•	Annual Base Salary. The fixed cash component of our compensation program is used to attract and retain executives at levels intended to be competitive with our peer group.

•	Annual Cash Incentive Awards. This component of our compensation program was an annual cash payment based on our performance relative to the metrics established by the Compensation Committee and the individuals’ performance measured against his or her individual performance goals.

•	Time-vested Equity Awards. This component of our compensation program consisted of time-vested restricted shares and/or options, and was designed to encourage retention and align the executives’ interests with our shareholders.

•	Performance-based Long-Term Awards. This component of compensation consisted of performance-based restricted shares, options and/or cash, and was designed to focus executives’ performance on our business and financial performance, which would generate long-term shareholder value.

•	Other Benefits. This component of our compensation program consists primarily of a match for U.S. participants in a 401(k) plan, car allowances and subsidizing employees on assignments outside their home country, including expatriate housing, schooling, home airfare and foreign taxes.

Compensation Committee

Our Compensation Committee is responsible for determining the compensation of our directors and executive officers, as well as establishing our compensation philosophies. The Compensation Committee operates independently of management and annually seeks advice from advisors as it deems appropriate. The Compensation Committee reviews our executive compensation program, including the allocation of the respective components of compensation.

On February 10, 2016, upon the effectiveness of our Chapter 11 bankruptcy plan, the newly constituted Board of Directors appointed Messrs. Bonanno and Wells to the Compensation Committee. Mr. McCarty was appointed to the Compensation Committee, effective February 15, 2016. Mr. Wells is currently acting as Chairman of the Compensation Committee.

Benchmarking of Compensation and Compensation Consultant

The Compensation Committee reviews the current practices of similarly-situated, publicly-held companies in the offshore drilling and oilfield services industries when it makes compensation-related decisions. Accordingly, the Compensation Committee considers the cash and equity compensation practices of other publicly-held companies that are of a similar size, or that directly compete with us in the offshore contract drilling industry, through the review of such companies’ public reports and through other resources. While benchmarking may not always be appropriate as a stand-alone tool for setting compensation due to the unique aspects of our business and objectives, the Compensation Committee gathers this information as an important part of its compensation-related decision-making process. Due to the downturn in industry conditions, the Compensation Committee froze executive compensation for 2015 and 2016; accordingly, the Compensation Committee did not utilize a compensation consultant for those periods.

Peer Group

The Compensation Committee establishes a peer group for purposes of evaluating the Company’s overall executive compensation levels and obtaining a comprehensive view of compensation practices in energy or energy-related businesses that are similar to us in size, market capitalization, revenue, nature of operations or performance, and those we compete with directly for employees. The peer group includes:

Atwood Oceanics, Inc.	Ensco plc

Diamond Offshore Drilling	Gulfmark Offshore, Inc.

Gulf Island Fabrication, Inc.	Hornbeck Offshore Services, Inc.

ION Geophysical, Inc.	Noble Corp.

Parker Drilling, Inc.	Rowan Companies

Transocean	Tesco Corp

Role of Executive Officers in Compensation Decisions

The compensation of our former Chief Executive Officer and the other named executive officers was initially established pursuant to the terms of their respective employment agreements. For 2015, no executive officer played a role in evaluating the compensation of the former Chief Executive Officer or the other named executive officers.

Elements of our Compensation Program

As described above, there are five primary elements to our executive compensation program—annual base salary, annual cash incentive awards, time-based equity awards, performance-based long-term incentive awards and, with respect to executives based outside of their home countries, expatriate benefits. These are described in greater detail below.

Annual Base Salary. Due to the depressed market conditions in 2015 and the Company’s restructuring efforts, the salary levels of all officers were frozen. In recognition of the fact that their base salaries and overall compensation were below 75% of the market median for a prolonged period of time, the 2014 base salary for Mr. Bragg was increased from $545,900 to $595,000 and the 2014 base salary for Mr. Smith was increased from $307,400 to $318,000. Despite these increases, Mr. Bragg’s and Mr. Smith’s base salaries and overall compensation remained significantly below the market median. In recognition of the fact that they had not received any salary increases since joining Vantage Drilling Company in 2008, the 2014 base salary for Mr. Halkett was increased from $400,000 to $430,000 and the 2014 base salary for Mr. Thomson was increased from $265,000 to $285,000.

Annual Cash Incentive Awards. For 2015, as market conditions continued to deteriorate and the Company began its restructuring efforts, which ultimately resulted in the Company seeking bankruptcy protection, the Board of Directors suspended all annual cash incentive awards. Accordingly, our named executive officers received no annual cash incentive awards for 2015.

Time-based and Performance-based Equity Awards.

2013 Management Incentive Plan

Vantage Drilling Company adopted a Management Incentive Plan (the “2013 MIP”) in 2013. In September 2013, awards under the 2013 MIP were allocated to each of Messrs. Bragg, Smith, Halkett and Thomson in the amount of $450,000, $225,000, $300,000 and $140,000, respectively, and paid in 2014. The Company maintains no further obligations with respect to the 2013 MIP.

Amended 2016 Management Incentive Plan

In 2015, our executive officers received a combination of restricted share awards, performance-based awards and other equity-based awards under Vantage Drilling Company’s 2007 Long Term Incentive Plan (the “LTIP”). The vesting periods for time-based and performance-based awards were four years and three years, respectively. For 2015, 633,332; 200,004; 333,332 and 159,996 time-based awards and 316,668; 99,996; 166,669 and 80,004 performance-based awards were granted to Messrs. Bragg, Smith, Halkett, and Thomson, respectively. Due to the significant decline in the value of Vantage Drilling Company’s stock, vesting of the time-based and performance-based awards was suspended. The remaining shares in the long-term incentive plan are subject to Vantage Drilling Company’s liquidation proceedings in the Cayman Islands.

        On February 10, 2016, the Company’s Board of Directors adopted and approved the Company’s new 2016 Management Incentive Plan (the “2016 MIP”) pursuant to which the Compensation Committee had the ability to grant awards to employees, directors and consultants of the Company, as determined by the Compensation Committee. Pursuant to the 2016 MIP, the Compensation Committee could grant awards in the form of stock options, restricted stock, restricted stock units or other awards of the Company, subject to vesting conditions determined by the Compensation Committee. No grants were made under the 2016 MIP.

On August 9, 2016, the Board of Directors approved an amendment and restatement of the 2016 MIP in order to better align the terms of the 2016 MIP with our overall business strategy and operational performance (the “Amended 2016 MIP”). The Board of Directors also approved form award agreements to be used for grants under the Amended 2016 MIP, including time-based and performance-based restricted stock units to acquire units of our stapled securities. Pursuant to such form award agreements, time-based restricted stock units vest ratably annually over a four-year period, and performance-based restricted stock units vest (if at all) in accordance with a vesting schedule that is based on achievement of a multiple of “total enterprise value” of the Company, as tested on the occurrence of a “qualified liquidity event” or, if later, the seventh anniversary of the date the 2016 MIP became effective. Additional awards may be granted by the Compensation Committee as soon as reasonably practicable following the Company’s receipt of proceeds from an arbitration award issued in connection with the Company’s outstanding litigation matter with Petrobras, in an amount equal to 3.25% of the net proceeds (if any) received by the Company pursuant to such litigation.

On August 9, 2016, the Board of Directors, upon the Compensation Committee’s recommendation, approved a grant to Ihab Toma of 18,543 time-based and 43,266 performance-based restricted stock units to acquire units of our stapled securities under the Amended 2016 MIP in connection with his appointment as Chief Executive Officer of the Company, as more fully described in the section titled “Employment Agreements”. This grant became effective on August 29, 2016.

On August 24, 2016, the Compensation Committee approved additional grants of time-based and performance-based restricted stock units to acquire units of our stapled securities to certain executives of the Company, including certain of our named executive officers. Specifically, our named executive officers received grants in the amounts shown in the table below:

Name	Time-Based RSUs	Performance- Based RSUs
Douglas G. Smith	5,151	12,018
Douglas W. Halkett	8,928	20,832
William L. Thomson	4,121	9,615

These grants became effective on August 29, 2016.

In connection with his appointment as Chief Financial Officer of the Company, the Compensation Committee approved a grant to Mr. Cimino of 5,151 time-based and 12,018 performance-based restricted stock units to acquire units of our stapled securities under the Amended 2016 MIP, as more fully described in the section titled “Employment Agreements”.

2010 Executive Retention Plan. Due to the unavailability of shares necessary to grant awards to its executive officers, in 2010 Vantage Drilling Company adopted the 2010 Executive Retention Plan (“2010 ERP”), to grant awards in line with the recommended amounts included in the executive’s employment agreements.

The total grant date value of the awards granted under the 2010 ERP for the following individuals, together with the portion of the award paid in 2014, is as follows:

Name	2010 Award	Paid in 2014
Paul A. Bragg	$1,158,750	$289,687
Douglas G. Smith	$467,363	$116,841
Douglas W. Halkett	$780,000	$195,000
William L. Thomson	$437,250	$109,312

The 2010 ERP expired in 2014; accordingly no awards were paid from the 2010 ERP in 2015.

2016 Compensation Program

Due to the ongoing difficulties in the offshore drilling industry, the Compensation Committee determined that there would be no adjustments to the salaries of the named executive officers for 2016. All annual cash incentive plans have been suspended for 2016. The Compensation Committee intends to grant awards pursuant to the Amended 2016 MIP as part of our overall executive compensation program going forward, and has approved grants of restricted stock units under the Amended 2016 MIP to certain executives of the Company, including our named executive officers, as discussed elsewhere in this discussion and analysis. The Compensation Committee may make additional grants under the Amended 2016 MIP prior to the end of our 2016 fiscal year. Any cash incentives or awards for 2016 will be at the discretion of the Compensation Committee.

Severance and Other Termination Payments

Executive officers are entitled to receive severance benefits under the terms of their respective employment agreements. During 2015, the named executive officers were subject to the Company’s change of control policy. The purpose of the change of control policy was to:

•	ensure that the actions and recommendations of our senior management with respect to a possible or actual change of control are in the best interests of the Company and our shareholders, and are not influenced by their own personal interests concerning their continued employment status after the change of control; and

•	reduce the distraction regarding the impact of an actual or potential change of control on the personal situation of the named executive officers and other key employees.

In connection with the negotiation of the Amended and Restated Employment Agreements (as described and discussed in the section titled “Employment Agreements”), the economic terms of the change of control policy were incorporated into the Amended and Restated Employment Agreements in order to streamline the provision of severance and related benefits with respect to those executives who are party to those employment agreements.

Employment Agreements. Each of our executive officers has an employment agreement that provides for the immediate vesting of all restricted share and option awards upon termination or following a change of control (other than awards previously granted under the Amended 2016 MIP, which awards will be governed by the Amended 2016 MIP and the applicable award agreements). Additionally, each of our executive officers may be entitled to additional severance benefits in the event the officer’s employment is terminated following the change of control.

More detailed information about the employment agreements and the possible payouts under the change of control policy is contained in “Employment Agreements” and “Potential Payments Upon Termination or Change of Control.”

Other Compensation Policies

Perquisites. We provide our executive officers with a several perquisites which we believe are competitive with those of our peer group, including reimbursement for the cost of an annual physical.

Expatriate benefits. Employees, including executive officers, who reside outside of their home country as part of their job responsibilities receive a number of expatriate benefits that we believe are competitive with those of peer companies engaged in significant international operations. For expatriate executive officers, these benefits include paid housing and utilities, use of a car (or a car allowance, depending on the location), payment or reimbursement of in-country taxes, business class round trip flights for annual home leave (or in certain circumstances, the estimated cost of such flights for the executives and their families), school tuition expenses for their children, and for certain jurisdictions, a geographic coefficient. These expatriate benefits phase out over a period of time specified for each of our international and domestic locations.

Entertainment Perquisites. We maintained a package of tickets for a variety of entertainment and sporting events for purposes of business entertainment and use in Company activities, including employee meetings and team building activities. Where a Company use for the tickets has not been scheduled, these tickets were made available to our employees, including our named executive officers, for personal use, and the incremental cost to the Company for tickets provided for the personal use of our named executive officers is included below in the Summary Compensation Table.

Other Compensation. We have established and maintain various employee benefit plans, including medical, dental, life insurance and a 401(k) plan. These plans are generally available to all salaried employees and do not discriminate in favor of executive officers or directors. Additionally, we also provide a car allowance for each of our named executive officers, which is included below in the “Summary Compensation Table.”

Conclusion

We believe that the levels of compensation and the balance between the elements of compensation are appropriate and provide a direct link to enhancing shareholder value, achieving our mission and business strategy, and advancing the other core principles of our compensation philosophy and objectives, including attracting, motivating and retaining the key talent needed to ensure our long-term success. We will continue to monitor current trends and issues in our competitive landscape and will modify our programs where appropriate.

Summary Compensation Table

The following table shows information concerning the annual compensation for services provided to us by our former Chief Executive Officer, our former Chief Financial Officer and our two other most highly compensated executive officers during 2015, 2014 and 2013.

Name and Principal Position	Year	Salary ($)	Stock Awards ($) (1)	Non-Equity Incentive Plan Compensation ($) (2)	All Other Compensation ($)		Total Compensation ($)
Paul A. Bragg	2015	595,000	221,666	—	45,327	(3)	861,993
Former Chairman and Chief	2014	595,000	1,776,500	1,016,321	67,357	(3)	3,455,178
Executive Officer	2013	545,900	1,484,780	631,988	67,357	(3)	2,730,005
Douglas G. Smith	2015	318,000	70,001	—	24,900	(3)	412,901
Former Chief Financial Officer	2014	318,000	561,000	442,703	29,934	(3)	1,351,637
	2013	307,400	411,400	259,991	32,977	(3)	1,011,768
Douglas W. Halkett	2015	430,000	116,666	—	255,925	(3)(4)	802,591
Chief Operating Officer	2014	430,000	935,000	632,579	531,608	(3)(4)	2,529,187
	2013	400,000	748,000	380,032	843,476	(3)(4)	2,371,508
William L. Thomson	2015	285,000	55,999	—	233,571	(3)(4)	574,570
Vice President - Marketing and Business Development	2014	285,000	448,800	336,946	528,363	(3)(4)	1,599,109
	2013	265,000	374,000	217,221	484,161	(3)(4)	1,340,382

(1)	The amounts shown represent the grant date fair value of restricted share and option awards calculated in accordance with FASB ASC Topic 718. For detailed information on the assumptions used for purposes of valuing share and option awards, please see “Note 2, Basis of Presentation and Significant Accounting Policies—Share Based Compensation” in our audited consolidated financial statements included elsewhere herein.

(2)	For 2014, reflects payments to each of Messrs. Bragg, Smith, Halkett, and Thomson, respectively, of (i) $566,321, $217,703, $332,579, and $196,946 made in March 2015 pursuant to a 2014 annual cash incentive program, and (ii) $450,000, $225,000, $300,000, and $140,000 pursuant to the 2013 MIP. For 2013, reflects amount paid to each executive in March 2014, pursuant to a 2013 annual cash incentive award program. Awards under these plans were made to each individual based on the achievement of certain strategic, financial, quality, health and safety, departmental and individual goals established for such individuals.
(3)	For each of Messrs. Bragg, Smith, Halkett and Thompson, reflects the estimated incremental cost to the company for the personal use of entertainment and sporting event tickets in the amounts of $11,427, $0, $5,714, and $5,714 in 2015 and $33,757, $5,334, $5,334 and $0 in 2014, and $32,736, $6,477, $5,549 and $0 in 2013, respectively. With respect to Mr. Bragg and Mr. Smith, respectively, reflects car allowances of $18,000 and $9,000 per year. With respect to Messrs. Bragg, Smith, Halkett and Thomson, reflects the company’s matching contribution to the 401(k) plan for 2015, 2014 and 2013, respectively, in the amounts of $15,900, $15,600 and $15,300 for Mr. Bragg, $15,900, $15,600 and $15,300 for Mr. Smith, $15,900, $15,600 and $15,300 for Mr. Halkett and $15,900, $15,600 and $16,229 for Mr. Thomson.
(4)	Additional detail for “All Other Compensation” is provided in the table below:

Name	Year	Housing ($)	Vehicle ($)	Schooling ($)	Home Airfare ($)	Relocation ($)	Taxes Paid ($)(1)	Geographic Coefficient ($)	Total ($)
Douglas W. Halkett	2015	—	18,000	10,000	27,000	—	179,311	—	234,311
	2014	42,216	18,000	10,000	40,296	—	400,162	—	510,674
	2013	62,194	18,000	10,000	22,140	—	709,364	—	821,698
William L. Thomson	2015	36,923	8,901	20,000	39,432	—	106,701	—	211,957
	2014	60,000	4,755	20,000	4,192	—	423,816	—	512,763
	2013	92,179	21,522	41,527	32,791	22,083	248,555	9,275	467,932

(1)	Includes tax preparation fees for each of Messrs. Halkett and Thomson in the amounts of $15,316 and $10,530 in 2015, $2,738 and $2,676 in 2014, and $2,815 and $1,240 in 2013, respectively.

Employment Agreements

We entered into amended and restated employment agreements (the “Amended and Restated Employment Agreements”) with each of our named executive officers, each effective February 10, 2016. The Amended and Restated Employment Agreements supersede the employment agreements each of our named executive officers had in place with the company prior to the effective date of our Chapter 11 bankruptcy plan. We entered into the Amended and Restated Employment Agreements primarily for purposes of updating certain terms of our prior arrangements with our named executive officers, including modifications (i) to comply with changes in law, and (ii) to clarify certain terms and definitions. In connection with his separation from the Company, we terminated Mr. Bragg’s Amended and Restated Employment Agreement effective March 21, 2016. In connection with his separation from the Company, Mr. Smith’s Amended and Restated Employment Agreement was terminated effective September 21, 2016.

The Amended and Restated Employment Agreements provide, in accordance with our existing salary structure and incentive compensation plans, that Messrs. Halkett and Thomson are entitled to annual base salaries of $430,000 and $285,000, respectively, with target annual cash incentive awards equal to 80% and 70%, of their respective salaries. For 2016, due to ongoing market conditions, the Compensation Committee has suspended annual cash incentive awards.

Subject to adjustments based on market conditions and industry compensation trends, each of the Amended and Restated Employment Agreements includes a recommendation for the approximate annual amount to be awarded to each executive in the form of restricted shares and/or share options as follows: $1,250,000 to Mr. Halkett and $712,500 to Mr. Thomson.

The term of each of the Amended and Restated Employment Agreements is subject to automatic extension for an additional one-year period on each anniversary of such agreement, unless either party gives notice of non-renewal at least 90 days before the renewal date.

Under the terms of the Amended and Restated Employment Agreements, each of our named executive officers is prohibited from competing with us or soliciting any of our customers or employees for a period of time following the termination of his employment, the duration of which is based on the circumstances of termination. Additionally, each of the Amended and Restated Employment Agreements provides that upon “retirement” (as such term is defined in the Amended and Restated Employment Agreements), all stock awards granted to the applicable executive through the date of retirement shall vest immediately (other than awards previously granted under the Amended 2016 MIP, which awards will be governed by the Amended 2016 MIP and the applicable award agreements).

On May 10, 2016, we entered into an employment agreement with Mr. Douglas E. Stewart, in connection with the appointment of Mr. Stewart to the position of Vice President, General Counsel and Corporate Secretary of the Company, to be effective on June 9, 2016. His employment agreement has an initial term expiring on June 9, 2017 and provides for an annual base salary of $285,000 with an annual target bonus, beginning in fiscal year 2017, of no less than 75% of Mr. Stewart’s annual base salary. The other terms of Mr. Stewart’s employment agreement are substantially the same as those in the Amended and Restated Employment Agreements. As contemplated in his employment agreement, on August 24, 2016, the Compensation Committee approved a grant to Mr. Stewart consisting of 5,151 time-based restricted stock units and 12,018 performance-based restricted stock units to acquire units of our stapled securities under the Amended 2016 MIP. This grant became effective on August 29, 2016.

On August 9, 2016, we entered into an employment agreement with Mr. Ihab Toma in connection with his appointment as Chief Executive Officer of the Company (the “Employment Agreement”), which became effective as of August 29, 2016 (the “Employment Effective Date”). The initial term of the Employment Agreement is two years from the Employment Effective Date, subject to automatic one-year renewals thereafter. The initial two-year term, and any subsequent annual renewal terms, may end earlier in accordance with the terms of the Employment Agreement.

Pursuant to the Employment Agreement, Mr. Toma receives an annual base salary of $500,000, and has the opportunity to earn an annual bonus based on his and/or our achievement of certain performance criteria established by the Compensation Committee. For each fiscal year beginning with our 2017 fiscal year, Mr. Toma’s target annual bonus opportunity will be equal to 100% of his annual base salary (the “Target Annual Bonus”), subject to a maximum annual bonus payout equal to 200% of his base salary. For our 2016 fiscal year, Mr. Toma is eligible to receive a pro-rated annual bonus, based on the actual achievement of the applicable performance criteria, and pro-rated for the number of days Mr. Toma was employed by us during the Company’s 2016 fiscal year. Mr. Toma will also receive a housing allowance of $7,500 per month for up to three years following the Employment Effective Date.

In connection with his appointment to the position of Chief Executive Officer, the Board of Directors, upon the Compensation Committee’s recommendation, approved a grant to Mr. Toma under the Amended 2016 MIP consisting of 43,266 performance-based restricted stock units to acquire units of our stapled securities (the “Performance-Based Awards”) that vest based on the Company’s “total enterprise value” (as defined in the applicable award agreement), as measured on the first to occur of either (i) a “qualified liquidity event” (as defined in the applicable award agreement); or (ii) February 10, 2023. Upon certain terminations of employment, a portion of the Performance-Based Awards will remain eligible to vest based on future performance. The Board of Directors also approved a grant under the Amended 2016 MIP consisting of 18,543 time-based restricted stock units to acquire units of our stapled securities (the “Time-Based Awards”) that vest ratably on each of the first four anniversaries of the effective date of the Company’s plan of reorganization, subject to Mr. Toma’s continuous employment with us on each applicable vesting date. Upon a qualified liquidity event, the unvested portion (if any) of the Time-Based Awards will vest. The Performance-Based Awards and Time-Based Awards became effective on the Employment Effective Date.

If we terminate Mr. Toma’s employment without “cause” or if Mr. Toma resigns his employment for “good reason” (as those terms are defined in the Employment Agreement, and in either case, a “Qualifying Termination”), Mr. Toma will be eligible to receive an amount equal to two times the sum of (i) his annual base salary plus (ii) his Target Annual Bonus, payable in equal installments over a two-year period following the termination date. In the event of an “anticipatory termination” within six months prior to a “change of control” (as those terms are defined in the Employment Agreement) or a Qualifying Termination within two years following a change of control, Mr. Toma will be eligible to receive one year of outplacement assistance and an amount equal to three times the sum of (i) his annual base salary plus (ii) his “average bonus amount” (as defined in the Employment Agreement, and which generally means the average of any annual bonuses paid or payable during the three-year period prior to occurrence of the change of control (but no less than his Target Annual Bonus for any such year)). In the event of Mr. Toma’s death or “disability” (as defined in the Employment Agreement), he will be eligible to receive a pro-rated annual bonus, based on the actual achievement of the applicable performance criteria, and pro-rated for the number of days Mr. Toma was employed with the Company during the Company’s applicable fiscal year. In order to receive any of the severance benefits described above, Mr. Toma must execute a valid release of claims in favor of the Company.

Pursuant to the Employment Agreement, Mr. Toma has agreed to indefinite confidentiality and non-disparagement obligations. The Employment Agreement also provides that Mr. Toma will not compete with us or solicit our customers or employees, in any case during his employment with us or for a period of one year thereafter. This period increases to two years in the case of Mr. Toma’s retirement from the Company and, in the case of the non-competition provision, is also extended to coincide with his continued receipt of severance benefits (for a period of up to two years following the termination of his employment with us).

On September 22, 2016, we entered into an employment agreement with Mr. Cimino (the “Cimino Employment Agreement”). The terms of the Cimino Employment Agreement are substantially similar to those of the Toma Employment Agreement, except that Mr. Cimino serves as our Chief Financial Officer with an annual base salary of $285,000, and, beginning with the Company’s 2017 fiscal year, will have a target annual bonus opportunity equal to 75% of his annual base salary, and his applicable severance multiple is equal to one-times its applicable severance component. Pursuant to the Cimino Employment Agreement, Mr. Cimino has agreed to indefinite confidentiality and non-disparagement obligations. The Cimino Employment Agreement also provides that Mr. Cimino will not compete with us or solicit our customers or employees, in any case during his employment or for a period of one year thereafter. This period increases to two years in the case of Mr. Cimino’s retirement.

In connection with his appointment as Chief Financial Officer of the Company, the Compensation Committee approved a grant to Mr. Cimino under the Amended 2016 MIP on terms substantially similar to those of Mr. Toma’s Performance-Based Awards and Time-Based Awards, except that Mr. Cimino received 12,018 performance-based restricted stock units and 5,151 time-based restricted stock units.

Potential Payments Upon Termination or Change of Control

Assuming the employment of any of our named executive officers was to be terminated without cause, for good reason, or constructively terminated without cause, or in the event of a change of control, each as of December 31, 2015, the named executive officer would be entitled to payments in the amounts set forth below:

Termination Without Cause, For Good Reason, or Constructive Termination

Compensation Type	Paul A. Bragg (1)	Douglas G. Smith (1)	Douglas W. Halkett	William L. Thomson
Salary (2)	$1,785,000	$636,000	$860,000	$285,000
Non-Equity Incentive Compensation (2)	$1,785,000	$477,000	$688,000	$199,500
Accelerated Vesting of Equity Awards (3)	$0	$0	$0	$0

Total	$3,750,000	$1,113,000	$1,548,000	$484,500

Termination Following a Change of Control
Salary (4)	$1,785,000	$954,000	$1,290,000	$570,000
Non-Equity Incentive Compensation (4)	$1,785,000	$715,500	$1,032,000	$399,000
Accelerated Vesting of Equity Awards (3)	$0	$0	$0	$0

Total	$3,750,000	$1,669,500	$2,322,000	$969,000

(1)	Effective March 21, 2016, Mr. Bragg resigned as a named executive officer of the Company. The Company is currently in discussions with Mr. Bragg regarding his severance arrangement. Effective September 21, 2016 Mr. Smith stepped down as a named executive officer of the Company.
(2)	Reflects payments equal to three years of annual salary and target non-equity incentive compensation in the case of Mr. Bragg, two years of annual salary and target non-equity incentive compensation in the case of Messrs. Smith and Halkett, and one year of annual salary and target non-equity incentive compensation in the case of Mr. Thomson. On September 28, 2016, we entered into a separation and release agreement with Mr. Smith, pursuant to which we will pay him $1,215,468 in connection with his separation.
(3)	Under the terms of their respective employment agreements, each of our named executive officers is entitled to receive immediate vesting of all restricted share and option awards upon termination without cause, termination by the executive with good reason or upon a change of control. Additionally, under the terms of our performance-unit awards (other than awards previously granted under the Amended 2016 MIP, which awards will be governed by the Amended 2016 MIP and the applicable award agreements), awards will vest at the target amount upon a change of control. At December 31, 2015, the named executive officers held unvested shares of Vantage Drilling Company valued at the closing price of $0.00 per share on such date.

(4)	Reflects payments equal to three years of annual salary and target non-equity incentive compensation for Messrs. Bragg, Smith and Halkett, and two years of salary and target non-equity incentive compensation for Mr. Thomson, payable pursuant to the terms of their respective employment agreements.

Pursuant to the Amended and Restated Employment Agreements, upon a termination without “cause” or by the executive for “good reason,” the named executive officers are eligible to receive severance payments based on a multiple of the applicable executive officer’s base salary and target annual bonus for the year of termination. Cash payments are payable in accordance with the Company’s regular payroll cycle over the applicable severance period, except in the case of a termination in connection with a change of control, in which case the payments are made in a lump sum on the sixtieth day following the termination event. We are not obligated to make any cash payments to these executives if their employment is terminated by us for cause or by the executive without good reason. In the event of an executive’s death, we will pay the executive’s estate an amount equal to his annual base salary, bonus and the value of any equity awards. In the event of an executive’s disability, his employment will continue for one year from the date of disability. In addition, assuming the employment of any of our named executive officers was to be terminated “without cause,” for “good reason,” or in the event of a “change of control” (as each such term is defined in the employment agreements), he would be entitled to accelerated vesting of all options and share awards (other than awards previously granted under the Amended 2016 MIP, which awards will be governed by the Amended 2016 MIP and the applicable award agreements).

During the named executive officer’s employment and for a period of (a) one year following a termination (or, with respect to the non-competition restriction, a period of time not to exceed two years following a termination during which the executive receives any payment of base salary from the Company) without cause, for good reason, constructive termination without cause; (b) six months following a termination following a change of control; or (c) two years following a termination due to retirement, the executive cannot work anywhere in the specified geographic region, and directly or indirectly:

(i) perform services for, have any ownership interest in, or participate in any business that engages or participates in a competing business purpose;

(ii) induce or attempt to induce any customer or client or prospective customer or client whom the executive dealt with or solicited while employed by us during the last twelve months of his employment; or

(iii) solicit, attempt to hire, or have any person employed by us work for the executive or for another entity, firm, corporation or individual.

Outstanding Equity Awards at Year End

The vesting of outstanding equity awards provided to our named executive officers by Vantage Drilling Company was suspended prior to December 31, 2015 as the trading value of the shares of Vantage Drilling Company was below the administrative costs of vesting the awards.

Director and Consultant Compensation Paid to John C. G. O’Leary

In May 2012, Vantage Drilling Company entered into a consulting agreement with Strand Energy, which is owned by John C.G. O’Leary. Mr. O’Leary was a member of Vantage Drilling Company’s Board of Directors until the effectiveness of our Chapter 11 bankruptcy plan on February 10, 2016. We assumed the obligations under this consulting agreement, effective as of February 10, 2016. The consulting agreement, as amended, has a monthly consulting fee of $30,000 and entitles Mr. O’Leary to participate in our benefit and executive compensation programs. Additionally, Mr. O’Leary may also be entitled to receive a transaction fee equal to 1.0% of the value of any transaction he originates or to which he significantly contributes, subject to a final determination by our Board of Directors. The aggregate amount that Mr. O’Leary may earn under the consulting agreement is limited to $2 million per year. Under the terms of the consulting agreement, Mr. O’Leary remains free to perform certain consulting work for other companies and is eligible to receive fees from other parties on transactions with us. Mr. O’Leary did not originate any transactions in 2013, 2014, or 2015 that resulted in the payment of a transaction fee. The consulting agreement with Strand Energy was terminated on April 30, 2016.

The following table indicates the compensation received by Mr. O’Leary from Vantage Drilling Company during 2013, 2014 and 2015 pursuant to the terms of the consulting agreement, as amended, including all compensation paid under the terms of Vantage Drilling Company’s long-term incentive plan and annual cash incentive award plan.

Year	Consulting Fees ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($) (1)	All Other Compensation ($)	Total Compensation ($)
2015	360,000	94,500	—	—	—	454,500
2014	360,000	504,900	—	401,148	—	1,350,198
2013	360,000	504,900	—	317,001	—	1,181,901

(1)	For 2014, reflects payment of $261,158 paid in March 2014 under Vantage Drilling Company’s annual cash incentive award program, as well as the payment of $140,000 pursuant to the 2013 MIP. For 2013, reflects amounts paid pursuant to Vantage Drilling Company’s 2013 annual cash incentive award program.

Mr. O’Leary has provided us with guidance on business opportunities at shipyards around the world, and assisted us in identifying unique rig contracting and collaborative opportunities with strategic partners. We believe that the monthly consulting fee paid to, and the terms of the consulting agreement with, Strand Energy are no less favorable than could have been obtained from a non-affiliated third party. In effect, Mr. O’Leary filled the roles of an executive responsible for our business development and strategic planning roles. Without retaining his services, we believe it would have been essential to recruit one or more senior executives to assist us with business development and strategic planning opportunities.

We considered Strand Energy’s consulting services in connection with our business and strategic development to be commensurate with the skill, specialized knowledge and professional contacts possessed by our Chief Executive Officer and Chief Operating Officer. On this basis, and in line with the compensation arrangements for these other named executive officers, we established Strand Energy’s salary, share awards and non-equity incentive plan compensation.

Director Compensation

The members of the Company’s current Board of Directors were each elected as directors effective February 10, 2016, upon the effectiveness of the Company’s Chapter 11 bankruptcy plan. The Board of Directors has approved compensation for independent board members consisting of $133,333 of annual cash compensation and $66,667 of stock awards. These stock awards were issued to the independent board members in the form of restricted stock units during September 2016. Additionally, each independent board member shall receive $2,000 for each board or committee meeting attended in-person and $1,000 for each board or committee meeting attended telephonically. The Chairman of the Board of Directors will receive an additional $50,000 of annual cash consideration and the Chairman of the Audit Committee and Chairman of the Compensation Committee will each receive an additional $10,000 of annual cash consideration. The cash consideration will be paid quarterly in arrears. The board members currently determined to be independent for purposes of receiving compensation are Messrs. Bates, Ikaheimonen, Larsen, and Wells.

All of the directors are reimbursed for reasonable, necessary and documented travel, subsistence, and other related expenses incurred in connection with the performance of their official board duties.

Compensation Committee Interlocks and Insider Participation

None of the current members of our Compensation Committee serves, or has at any time served, as an officer or employee of us or any of our subsidiaries. None of our executive officers has served as a director or member of the Compensation Committee, or other committee serving an equivalent function, of any other entity, one of whose executive officers served as one of our directors or a member of our Compensation Committee.

PRINCIPAL AND SELLING HOLDERS

The following table sets forth as of October 31, 2016 information regarding the beneficial ownership of our Stapled Securities and Ordinary Shares and shows the number of Stapled Securities and Ordinary Shares and the percentage owned by:

•	each member of our Board of Directors and each of our named executive officers;

•	all of the executive officers and members of the Board of Directors as a group;

•	each person known to beneficially own more than 5% of our Ordinary Shares, each of whom is a selling holder; and

•	all other selling holders.

As of October 31, 2016, we had 4,344,959 Units of Stapled Securities and 5,000,053 Ordinary Shares outstanding. The amounts and percentages of Stapled Securities and Ordinary Shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest. Except as otherwise indicated in the footnotes below, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated Stapled Securities or Ordinary Shares and has not pledged any such Stapled Securities or Ordinary Shares as security.

Name of beneficial owner (1)	Number of Stapled Securities beneficially owned	Percent of Class	Units of Stapled Securities That May Be Offered For Resale (2)	Number of Ordinary Shares Beneficially Owned	Percent of Class
5% Shareholders:
Anchorage Funds(3)(4)	1,011,872	23.29%	1,011,872	1,011,872	20.24%
York Funds(3)(5)	809,719	18.64%	809,719	809,719	16.19%
Vantage Drilling Company(6)	—	—	—	655,094	13.10%
Knighthead Funds(3)(7)	361,582	8.32%	361,582	361,582	7.23%
Q Funds(3)(8)	356,408	8.20%	356,408	356,408	7.13%
GoldenTree Funds(3)(9)	264,725	6.09%	264,725	264,725	5.29%
Other Shareholders:
Whitebox Funds(3)(10)	176,083	4.05%	176,083	176,083	3.52%
AllianceBernstein L.P.(3)(11)	132,227	3.04%	132,227	132,227	2.64%
Wingspan Funds(3)(12)	6,655	0.15%	6,655	6,655	0.13%
Directors and named executive officers:
Matthew W. Bonanno (13)	—	—	—	—	—
Scott McCarty (14)	—	—	—	—	—
Thomas R. Bates, Jr.	—	—	—	—	—
Esa Ikaheimonen	—	—	—	—	—
Nils E. Larsen	—	—	—	—	—
L. Spencer Wells	—	—	—	—	—
Ihab Toma (15)	—	—	—	—	—
Paul A. Bragg (16)	—	—	—	—	—
Douglas W. Halkett	—	—	—	—	—
Thomas J. Cimino (17)	—	—	—	—	—
Douglas G. Smith (18)	—	—	—	—	—
William L. Thomson	—	—	—	—	—
Edward G. Brantley	—	—	—	—	—
Linda J. Ibrahim	—	—	—	—	—
Douglas E. Stewart	—	—	—	—	—
All directors and executive officers as a group (14 persons)	—	—	—	—	—

(1)	Unless otherwise indicated, the address of all beneficial owners of our Stapled Securities and Ordinary Shares set forth above is 777 Post Oak Boulevard, Suite 800, Houston, Texas 77056.
(2)	The Stapled Securities (including the Ordinary Shares forming a part thereof and the Ordinary Shares issuable upon the conversion of the Notes forming a part thereof) that may be offered for resale by the selling holders pursuant to this prospectus were acquired by the selling holders in connection with the Emergence pursuant to the Plan of Reorganization in transactions that were exempt from registration under Section 1145 of the Bankruptcy Code. See “Summary—Restructuring Agreement and Bankruptcy Proceedings under Chapter 11” for additional information regarding the Emergence and how the selling holders acquired our Stapled Securities, including the Ordinary Shares. We have been advised that none of the selling holders is a broker-dealer and that each selling holder that is an affiliate of a broker-dealer acquired its Stapled Securities or Ordinary Shares in the ordinary course of its business and, at the time of acquisition, had no agreements or understandings, directly or indirectly, with any person to distribute the Stapled Securities or Ordinary Shares.
(3)	The number of Ordinary Shares beneficially owned reported herein reflects Ordinary Shares that are part of the Stapled Securities owned by this holder.
(4)	Includes (i) 12,373 Units of Stapled Securities held of record by PCI Fund LLC (“PCI”) and (ii) 999,499 Units of Stapled Securities held of record by Anchorage Capital Master Offshore, Ltd. (“ACMO” and, together with PCI, the “Anchorage Funds”), in each case all of which may be offered for resale. Anchorage Advisors Management, L.L.C. (“Management”) is the sole managing member of Anchorage Capital Group, L.L.C. (“Capital Group”), the investment advisor to the Anchorage Funds. Mr. Kevin Ulrich (“Mr. Ulrich”) is the Chief Executive Officer of Capital Group and the senior managing member of Management. Management, Capital Group and Mr. Ulrich may be deemed to beneficially own the Stapled Securities held by the Anchorage Funds. Management, Capital Group and Mr. Ulrich each disclaims beneficial ownership of such Stapled Securities except to the extent, if any, of its or his pecuniary interests therein. The business address for each of the funds named in this footnote 4 is c/o Anchorage Capital Group, L.L.C., 610 Broadway, 6th Floor, New York, NY 10012.
(5)	Includes (i) 291,831 Units of Stapled Securities held of record by York Global Finance BDH, LLC of which York Global Finance Manager, LLC is the manager; (ii) 176,755 Units of Stapled Securities held of record by York Credit Opportunities Investments Master Fund, L.P. of which York Credit Opportunities Domestic Holdings, LLC is the general partner; (iii) 171,014 Units of Stapled Securities held of record by York Credit Opportunities Fund, L.P. of which York Credit Opportunities Domestic Holdings, LLC is the general partner; (iv) 3,593 Units of Stapled Securities held of record by Jorvik Multi-Strategy Master Fund, L.P. of which Dinan Management, L.L.C. is the general partner; (v) 98,496 Units of Stapled Securities held of record by York Multi-Strategy Master Fund, L.P. of which Dinan Management, L.L.C. is the general partner; and (vi) 68,030 Units of Stapled Securities held of record by York Capital Management, L.P. of which Dinan Management, L.L.C. is the general partner, in each case all of which may be offered for resale. The managing member or senior managing member, as the case may be, of each of the managers or general partners, as applicable, of the funds described in this footnote 5 is York Capital Management Global Advisors, LLC. James G. Dinan is the chairman and controls York Capital Management Global Advisors, LLC. York Global Finance Manager, LLC, York Credit Opportunities Domestic Holdings, LLC, Dinan Management, L.L.C., York Capital Management Global Advisors, LLC, and James G. Dinan may be deemed to beneficially own the Stapled Securities held by the respective fund over which they serve as manager, general partner, investment manager or investment advisor, as the case may be. York Global Finance Manager, LLC, York Credit Opportunities Domestic Holdings, LLC, Dinan Management, L.L.C., York Capital Management Global Advisors, LLC, and James G. Dinan, as the case may be, each disclaim beneficial ownership of such Stapled Securities except to the extent of their pecuniary interests therein. A partner of York Capital Management Global Advisors, LLC, Matthew W. Bonanno, is currently on the board of directors of Vantage Drilling International. Representatives of York Capital Management Global Advisors, LLC, Meghan Force and Richard Swanson, are currently on the liquidation committee for Vantage Drilling Company on behalf of York Global Finance BDH, LLC. The business address for each of the funds named in this footnote 5 is 767 5th Avenue, 17th Floor, New York, NY 10153.
(6)	The business address of Vantage Drilling Company is c/o KPMG, P.O. Box 493, Century Yard, Cricket Square, Grand Cayman KY1-1106, Cayman Islands.

(7)	Includes (i) 26,614 Units of Stapled Securities held of record by Knighthead Annuity and Life Assurance Company (“Knighthead Annuity”) on whose behalf, its investment advisor, Knighthead Capital Management, LLC (“Knighthead Capital”), has full discretion to make investment decisions; (ii) 27,341 Units of Stapled Securities held of record by Knighthead (NY) Fund, LP (“Knighthead NY”) of which Knighthead (NY) GP, LLC (“Knighthead NY GP”) is the general partner; and (iii) 307,627 Units of Stapled Securities held of record by Knighthead Master Fund LP (“Knighthead Master” and, together with Knighthead Annuity and Knighthead NY, the “Knighthead Funds” ) of which Knighthead GP, LLC (“Knighthead GP”) is the general partner, in each case all of which may be offered for resale. Knighthead Capital is the investment advisor for the Knighthead Funds, and the managing members of Knighthead Capital are Thomas Wagner and Ara Cohen (collectively the “Knighthead Managers”). Knighthead Capital, Knighthead NY GP, Knighthead GP, and each of the Knighthead Managers may be deemed to beneficially own the Stapled Securities held by the respective fund over which they serve as investment advisor or general partner, as the case may be. Knighthead Capital, Knighthead NY GP, and Knighthead GP, as the case may be, disclaim beneficial ownership of such Stapled Securities. The business address for each of the Knighthead Funds is 1140 Avenue of the Americas, 12th Floor, New York, NY 10036.
(8)	Includes (i) 176,517 Units of Stapled Securities held of record by Amalgamated Gadget, L.P. (“Amalgamated”) for and on behalf of R2 Investments, LDC (“R2”) pursuant to an investment management agreement; pursuant to such agreement, Amalgamated has sole voting and dispositive power of R2’s shares, and R2 has no beneficial ownership of such shares; Amalgamated is controlled by its general partner, Scepter Holdings, Inc. (“Scepter”), which is controlled by Geoffrey P. Raynor; (ii) 4,586 Units of Stapled Securities held of record by Amalgamated for and on behalf of L3, Ltd. (“L3”) pursuant to an investment management agreement; pursuant to such agreement, Amalgamated has sole voting and dispositive power of L3’s shares, and L3 has no beneficial ownership of such shares; Amalgamated is controlled by its general partner, Scepter, which is controlled by Geoffrey P. Raynor; (iii) 15,888 Units of Stapled Securities held of record by Prufrock Offshore, L.P. (“Prufrock Offshore”) for and on behalf of R3, Ltd. (“R3”) pursuant to an investment management agreement; pursuant to such agreement, Prufrock Offshore has sole voting and dispositive power of R3’s shares, and R3 has no beneficial ownership of such shares; Prufrock Offshore is controlled by its general partner, J Alfred Offshore, LLC, which is controlled by Geoffrey P. Raynor; (iv) 19,890 Units of Stapled Securities held of record by Worldwide Sprockets, L.P. (“Sprockets”) for and on behalf of R4, Ltd. (“R4”) pursuant to an investment management agreement; pursuant to such agreement, Sprockets has sole voting and dispositive power of R4’s shares, and R4 has no beneficial ownership of such shares; Sprockets is controlled by its general partner, Excalibur Worldwide, LLC, which is controlled by Geoffrey P. Raynor; (v) 2,875 Units of Stapled Securities held of record by Prufrock Offshore for and on behalf of High Octane, Ltd (“HO”) pursuant to an investment management agreement; pursuant to such agreement, Prufrock Offshore has sole voting and dispositive power of HO’s shares, and HO has no beneficial ownership of such shares; Prufrock Offshore is controlled by its general partner, J Alfred Offshore, LLC, which is controlled by Geoffrey P. Raynor; (vi) 33,730 Units of Stapled Securities held of record by Star Spangled Sprockets, L.P. (“SSS”) as general partner of Q4 Funding, L.P.; the general partner of SSS is Excalibur Domestic, LLC, which is controlled by Geoffrey P. Raynor; (vii) 7,214 Units of Stapled Securities held of record by Prufrock Onshore, L.P. (“Prufrock Onshore”) as general partner of Q Funding III, L.P.; the general partner of Prufrock Onshore is J Alfred Onshore, LLC, which is controlled by Geoffrey P. Raynor; and (viii) 95,708 Units of Stapled Securities held of record by Scepter as general partner of Acme Energized, L.P. All of Stapled Securities of each of the funds named in this footnote 8 may be offered for resale. Renegade Swish, LLC, an affiliate of each of the funds named in this footnote 8, employs a current member of the Board of Directors of Vantage Drilling International, Mr. Scott McCarty, and also previously employed Mr. Robert Tamburrino, the former Chief Restructuring Officer of Vantage Drilling International. The business address of each of the beneficial owners named in this footnote 8 is 301 Commerce Street, Suite 3200, Fort Worth, Texas 76102.
(9)	Includes (i) 54,564 Units of Stapled Securities held of record by GoldenTree 2004 Trust; (ii) 70,983 Units of Stapled Securities held of record by GoldenTree Distressed Master Fund 2014 Ltd.; (iii) 11,395 Units of Stapled Securities held of record by GoldenTree Distressed Fund 2014 LP; (iv) 3,841 Units of Stapled Securities held of record by GoldenTree E Distressed Debt Master Fund II LP; (v) 291 Units of Stapled Securities held of record by GoldenTree E Distressed Debt Fund II LP; (vi) 4,190 Units of Stapled Securities held of record by GoldenTree Entrust Master Fund SPC on behalf of and for the account of Segregated Portfolio I; (vii) 6,468 Units of Stapled Securities held of record by GoldenTree Master Fund II, Ltd.; (viii) 69,929 Units of Stapled Securities held of record by GoldenTree Master Fund, Ltd.; (ix) 20,415 Units of Stapled Securities held of record by GN3 SIP Limited; (x) 864 Units of Stapled Securities held of record by GoldenTree Insurance Fund Series Interests of the SALI Multi-Series Fund, L.P.; (xi) 4,597 Units of Stapled Securities held of record by GT NM, L.P.; (xii) 3,959 Units of Stapled Securities held of record by San Bernardino County Employees Retirement Association; (xiii) 8,644 Units of Stapled Securities held of record by Gold Coast Capital Subsidiary X Limited; and (xiv) 4,585 Units of Stapled Securities held of record by Stellar Performer Global Series: Series G- Global Credit, in each case all of which may be offered for resale. The investment manager for each of the funds named in this footnote 9 is GoldenTree Asset Management LP (“GTAM LP”). GoldenTree Asset Management LLC (“GTAM LLC”) is the general partner of GTAM LP. The Chief Investment Officer of GTAM LP is Mr. Steven A. Tananbaum, who is also Managing Member of GTAM LLC. GTAM LP, GTAM LLC and Mr. Tananbaum may be deemed to beneficially own the Stapled Securities held by each of the funds named in this footnote 9. GTAM LP, GTAM LLC and Mr. Tananbaum each disclaim beneficial ownership of such Stapled Securities except to the extent of their pecuniary interests therein. The business address for each of the funds named in this footnote 9 is 300 Park Avenue, 21st Floor, New York, NY 10022.

(10)	Includes (i) 70,669 Units of Stapled Securities held of record by Whitebox Asymmetric Partners, LP, a Cayman Islands limited partnership and (ii) 105,414 Units of Stapled Securities held of record by Whitebox Multi-Strategy Partners, LP, a British Virgin Islands limited partnership, in each case all of which may be offered for resale. Whitebox General Partner LLC, a Delaware limited liability company, serves as the general partner of both Whitebox Asymmetric Partners, LP and Whitebox Multi-Strategy Partners, LP. Whitebox Advisors LLC, a Delaware limited liability company, serves as the investment manager of each of the funds named in this footnote 10. Whitebox General Partner LLC is owned by the following: Whitebox Holdings, LLC (wholly owned by Andrew Redleaf), Skagday, Inc. (wholly owned by Robert Vogel), Paul Twitchell , Mark Strefling and Richard Vigilante (collectively, the “Whitebox principals”) and Dyal Capital Partners II (B) LP, a third-party private fund holding a passive, non-voting minority equity interest. Whitebox Advisors LLC is owned by the Whitebox principals and Dyal Capital Partners II (A) LP, a third-party private fund holding a passive, non-voting minority equity interest. Whitebox General Partner LLC, Whitebox Advisors LLC, each of the Whitebox principals, Dyal Capital Partners II (B) LP, and Dyal Capital Partners II (A) LP may be deemed to beneficially own the Stapled Securities held by each of the funds named in this footnote 10. Whitebox General Partner LLC, Whitebox Advisors LLC, each of the Whitebox principals, Dyal Capital Partners II (B) LP and Dyal Capital Partners II (A) LP each disclaim beneficial ownership of such Stapled Securities except to the extent of their pecuniary interests therein. The business address for each of the funds named in this footnote 10 is 3033 Excelsior Blvd, Suite 300, Minneapolis, MN 55416.
(11)	AllianceBernstein L.P. holds voting or investment power with respect to the Stapled Securities. AllianceBernstein Corp. is the general partner of AllianceBernstein L.P., and AXA Financial controls AllianceBernstein Corp. The business address for AllianceBernstein L.P. is 1345 Avenue of the Americas, New York, NY 10105.
(12)	Includes (i) 2,772 Units of Stapled Securities held of record by Wingspan Master Fund, LP (“Master Fund”) and (ii) 3,883 Units of Stapled Securities held of record by Alpine Swift Master, LP (“Alpine Master” and, together with Master Fund, the “Wingspan Funds”), in each case all of which may be offered for resale. The investment manager of the Wingspan Funds is Wingspan Investment Management, LP (“WIM LP”). Wingspan Investment Management GP LLC (“WIM GP”) is the general partner of WIM LP. The managing member of WIM GP is Buck Ratchford. WIM LP, WIM GP and Mr. Ratchford may be deemed to beneficially own the Stapled Securities held by the Wingspan Funds. WIM LP, WIM GP and Mr. Ratchford each disclaim beneficial ownership of such Stapled Securities except to the extent of their pecuniary interests therein. The business address for the Wingspan Funds is 767 Fifth Avenue, 16th Floor, New York, NY 10153.
(13)	Does not include 809,719 Stapled Securities held by the York Funds. Mr. Bonanno, a partner of York Capital Management Global Advisors, LLC, is currently on the Board of Directors of Vantage Drilling International. Mr. Bonanno disclaims beneficial ownership of any ordinary shares owned directly or indirectly by the York Funds.
(14)	Does not include 356,408 Stapled Securities held by the Q Funds. Mr. McCarty, a current member of our Board of Directors, is employed by Renegade Swish LLC, an affiliate of each of the Q Funds listed in footnote 8. Mr. McCarty disclaims beneficial ownership of any ordinary shares owned directly or indirectly by the Q Funds.
(15)	Mr. Toma’s appointment was effective on August 29, 2016.
(16)	Effective March 21, 2016, Mr. Bragg resigned as the President, Chief Executive Officer and principal executive of the Company, and as a director of the Company.
(17)	Mr. Cimino’s appointment was effective on September 22, 2016.
(18)	Effective September 21, 2016, Mr. Smith stepped down as Chief Financial Officer of the Company.

Relationships with Selling Holders

None of the selling holders has had any material relationships with the Company within the past three years other than representation on the Company’s Board of Directors or other executive officer positions, as described in the table above and under “Certain Relationships and Related Party Transactions”.

Equity Compensation Plan Information

Equity awards were made in 2015 pursuant to the Vantage Drilling Company LTIP. Due to the significant decline in the value of Vantage Drilling Company’s stock, vesting of the time-based and performance-based awards was suspended. The remaining shares in the long-term incentive plan are subject to Vantage Drilling Company’s liquidation proceedings in the Cayman Islands. In August and September of 2016, grants to certain executives of the Company of restricted stock units to acquire units of Stapled Securities were approved. See “Compensation Discussion and Analysis.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In the ordinary course of our business, we may enter into transactions with our directors, officers and 5% or greater shareholders.

Consulting Agreement with John C.G. O’Leary

In May 2012, Vantage Drilling Company entered into a consulting agreement with Strand Energy, which is owned by John C.G. O’Leary. Mr. O’Leary was a member of Vantage Drilling Company’s Board of Directors until the effectiveness of our Chapter 11 bankruptcy plan on February 10, 2016. We assumed the obligations under this consulting agreement effective as of February 10, 2016. Pursuant to the terms of this agreement, Strand Energy provides us with consulting services to the offshore oil and gas markets, and we pay Strand Energy a monthly consulting fee of $30,000. Additionally, under the terms of the consulting agreement, Mr. O’Leary is entitled to participate in our benefit and executive compensation programs, and Mr. O’Leary may also be entitled to receive a transaction fee equal to 1.0% of the value of any transaction he originates or to which he significantly contributes, subject to a final determination by the Board of Directors. Mr. O’Leary remains free to perform certain consulting work for other companies and is eligible to receive fees on transactions with us where he has performed consulting services for the other parties to the transaction. The agreement was terminated on April 30, 2016. For more information, see “Executive Compensation and Analysis—Director and Consultant Compensation Paid to John C.G. O’Leary.”

The Shareholders Agreement

On February 10, 2016, the Company entered into the Shareholders Agreement (the “Shareholders Agreement”) by and between the Company and the Shareholders (as defined therein). The Shareholders Agreement sets forth the size and composition of the Board and places certain limitations on what actions can be taken by the Board without the affirmative vote of the holders of a majority of the outstanding Ordinary Shares not held by Vantage Drilling Company. The Shareholders Agreement provides the parties thereto with certain information and inspection rights. The Shareholders Agreement places certain restrictions on the transferability of the Company’s shares and also provides that the shares are subject to the tag rights, drag rights, preemptive rights and registration rights set forth or referenced therein.

The foregoing summary description is qualified in its entirety by reference to the full text of the Shareholders Agreement, which is incorporated by reference as an exhibit to the Registration Statement of which this prospectus forms a part.

Registration Rights Agreement

On February 10, 2016, in connection with the effectiveness of our Chapter 11 bankruptcy plan, we entered into a registration rights agreement with certain of our holders (as amended, the “Registration Rights Agreement”), which provides the holders party thereto certain registration rights. Certain of the holders party to the Registration Rights Agreement are affiliates of Renegade Swish, LLC, which employs both a current member of the Board of Directors of the Company, Mr. Scott McCarty, and the former Chief Restructuring Officer of the Company, Mr. Robert Tamburrino. The managing member or senior managing member of the managers or general partners of certain other holders party to the Registration Rights Agreement is York Capital Management Global Advisors, LLC. A partner of York Capital Management Global Advisors, LLC, Matthew W. Bonanno, is currently on the Board of Directors of the Company.

The Registration Rights Agreement provides for the registration of certain securities of the Company issued to any holder or subsequently acquired in the open market by any holder and requires the Company to file a shelf registration statement on or prior to the ninetieth (90th) day following the date on which our Chapter 11 bankruptcy plan becomes effective, and to include such securities each holder party thereto requests inclusion therein, subject to certain exceptions, conditions and limitations. These registration rights include Form S-3 registration rights, demand registration and piggyback registration rights, subject, in each case, to the terms and conditions identified in the Registration Rights Agreement. The Company has agreed to pay all registration expenses under the Registration Rights Agreement, except that the selling holders may be responsible for their pro rata shares of underwriters’ discounts and commissions, if any, and certain other expenses. Additionally, the Company has agreed to indemnify the holders party thereto against certain liabilities.

On May 9, 2016, the Company entered into Amendment No. 1 to the Registration Rights Agreement to extend the required filing date of the initial shelf registration to June 16, 2016.

Our Policies Regarding Review, Approval or Ratification of Related-Party Transactions

The Audit Committee is responsible for approving related party transactions. The Audit Committee operates under a written charter pursuant to which all related party transactions are reviewed for potential conflict of interest situations. Such transactions must be approved by the Audit Committee prior to consummation.

Director Independence

To evaluate the independence of individual directors, the Board of Directors has elected to use the definition of independence as defined by the NYSE MKT. The Board of Directors has determined that the following members are independent: Messrs. Bates, Ikaheimonen, Larsen and Wells. There are no family relationships among any of our directors or executive officers.

SECURITIES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Ordinary Shares or Stapled Securities. We cannot predict the effect, if any, that sales of Ordinary Shares or Stapled Securities or the availability of Ordinary Shares or Stapled Securities for sale will have on the market price of our Ordinary Shares and Stapled Securities prevailing from time to time. Sales of substantial amounts of our Ordinary Shares or Stapled Securities in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our Ordinary Shares and Stapled Securities.

Shares Owned by VDC

VDC, on account of the conversion of the VDC Note in connection with the Emergence, currently owns approximately 13% of our outstanding Ordinary Shares. Although pursuant to the terms of the Plan of Reorganization, VDC has the right to require us to file a registration statement in respect of such Ordinary Shares, VDC has not exercised such right.

We expect that in connection with VDC’s ongoing official liquidation proceedings in the Cayman Island, the Ordinary Shares owned by VDC will be distributed to VDC’s creditors, although no certainty can be given as to the ultimate amount of Ordinary Shares to be distributed, if any, or the method or timing of any such distribution. In addition, VDC may choose to sell such Ordinary Shares and distribute the proceeds thereof instead of effectuating a distribution of the Ordinary Shares.

Rule 144

In general, under Rule 144 of the Securities Act (“Rule 144”), as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the securities proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such securities without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the securities proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such securities without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling securities on behalf of our affiliates, who have beneficially owned restricted securities within the meaning of Rule 144 for at least six months, are entitled to sell within any three-month period beginning 90 days after the date of this prospectus, a number of Ordinary Shares or an amount of Stapled Securities that does not exceed the greater of:

•	1% of the number of Ordinary Shares or Stapled Securities, as applicable, then outstanding; or

•	the average weekly trading volume of the Ordinary Shares or Stapled Securities, as applicable, during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

DESCRIPTION OF STAPLED SECURITIES

The following description is a summary of the material provisions of the Indenture under which we issued 4,344,959 units of Stapled Securities (the “Stapled Securities”). This summary does not restate the Indenture in its entirety. We urge you to read the Indenture because it, and not this description, will define your rights as holders of the Stapled Securities. Copies of the Indenture, including the form of Stapled Security, are available as set forth in this prospectus under “Description of the Notes—Additional Information.” You can find the definitions of certain terms used in this description under “Description of the Notes—Certain Definitions.” In this description, the “Company” refers only to Vantage Drilling International, a Cayman Islands exempted company with limited liability, and any successor.

General

On the Issue Date, the Company issued 4,344,959 units of Stapled Securities pursuant to the Indenture. The Stapled Securities were issued in denominations of 1 unit and integral multiples of 1 unit in excess thereof. Each Stapled Security initially represents:

•	One Ordinary Share; and

•	An original issuance amount of $172.61 principal amount of the Notes.

The ratio of Ordinary Shares to Notes represented by a Stapled Security is subject to adjustment upon the payment of PIK Interest and certain cases of redemption or conversion of the Notes, as well as share splits, share dividends, consolidation or reclassification of our Ordinary Shares. See “—Adjustments to Ratio.” Within fifteen (15) days of the occurrence of any such event, the Company will deliver a notice of the increase or decrease to the holders of Notes, which notice shall state (i) the amount of the increase or decrease, (ii) the event giving rise to such increase or decrease and (iii) the principal amount of Notes and/or number of Ordinary Shares included in each Stapled Security following such increase or decrease. The Notes and the Ordinary Shares represented by Stapled Securities may not be transferred or exchanged separately, and may be transferred or exchanged only together until separated. Holders of Stapled Securities may not separate their Stapled Securities into the component Notes and Ordinary Shares. Such Notes and Ordinary Shares represented by Stapled Securities may only be separated upon the occurrence of the events discussed below under “—Automatic Separation.”

Holders of Stapled Securities are the beneficial owners of the Ordinary Shares and Notes represented by such Stapled Securities and will have exactly the same rights, privileges and preferences, including voting rights, rights to receive distributions, rights and preferences in the event of a default under the Indenture, ranking upon bankruptcy and rights to receive communications and notices as a direct holder of the Ordinary Shares and Notes, as applicable.

The Stapled Securities will be available in book-entry form only. As discussed below under “—Book Entry Settlement and Clearance,” a nominee of DTC will be the sole registered holder of the Stapled Securities. That means you will not be a registered holder of Stapled Securities or be entitled to receive a certificate evidencing your Stapled Securities. Accordingly, you must rely on the procedures used by your broker or other financial institution that will maintain your book-entry position to receive the benefits and exercise the rights of a holder of Stapled Securities that are described below. You should consult with your broker or financial institution to find out what those procedures are.

Automatic Separation

Upon the occurrence of any of the following events, the Ordinary Shares associated with each Stapled Security affected will automatically separate:

•	the repayment in full by the Company of the Notes in the event that the principal of the Notes has become due and payable, whether at Stated Maturity or upon acceleration thereof;

•	the conversion of all of the Notes into Ordinary Shares pursuant to the Indenture in accordance with the provisions described under “Description of the Notes—Conversion Rights;”

•	the payment by the Company of the applicable redemption price in accordance with the terms of the Indenture in connection with any exercise by the Company of its right to redeem all of the Notes;

•	the payment by the Company of the applicable purchase price for Notes associated with such Ordinary Shares in accordance with the terms of the Indenture in the event of any exercise by a holder of Notes of its right to require the Company to repurchase its Notes pursuant to the provisions of the Indenture described under “Description of the Notes —Redemption and Offer to Purchase—Change of Control;” or

•	the payment by the Company of the applicable purchase price for Notes associated with such Ordinary Shares in accordance with the terms of the Indenture following any exercise by a holder of Notes of its right to require the Company to repurchase its Notes in connection with an Asset Sale Offer pursuant to the provisions of the Indenture described under “Description of the Notes—Asset Sales.”

In addition, upon the acquisition of a Stapled Security by the Company or any Subsidiary of the Company that is treated as an entity disregarded as separate from the Company for U.S. federal income tax purposes, the Ordinary Shares and Notes associated with such Stapled Security will automatically separate.

Adjustments to Ratio

The ratio of Ordinary Shares to Notes represented by a Stapled Security is subject to change upon the occurrence of the events set forth in this section.

First, if the Company exercises its option to redeem the Notes in part, and such redemption does not include redemption of all of the outstanding Notes on the applicable Redemption Date, a corresponding adjustment will be made to any Stapled Securities that remain outstanding following such Redemption Date to reflect the reduction in the principal amount of Notes represented by each Stapled Security.

Second, if the Notes are converted pursuant to the provisions of the Indenture described under “Description of the Notes—Conversion Rights” in part, and such conversion does not include conversion of all of the outstanding Notes, a corresponding adjustment will be made to any Stapled Securities that remain outstanding following such conversion to reflect the reduction in the principal amount of Notes represented by each Stapled Security.

Third, if the Notes are being redeemed in connection with an Event of Loss, and such redemption does not include redemption of all of the outstanding Notes on the applicable Redemption Date, a corresponding adjustment will be made to any Stapled Securities that remain outstanding following such Redemption Date to reflect the reduction in the principal amount of notes represented by each Stapled Security.

Fourth, upon the making by the Company of any payment of PIK Interest, whether through increasing the principal amount of the outstanding Notes or through the issuance of PIK Notes under the Indenture, a corresponding adjustment will be made to each Stapled Security to reflect the increase in the principal amount of Notes represented by each Stapled Security.

Finally, upon the occurrence of a share split, share dividend, consolidation or reclassification of the Ordinary Shares, the corresponding adjustments will be made to the number of Ordinary Shares included in each Stapled Security.

Amendments

The Company and the Security Custodian (the “Security Custodian”) and Security Registrar (the “Security Registrar”), as applicable, may amend or supplement the Stapled Securities without the consent of any holder of the Stapled Securities (i) to cure any ambiguity, defect or inconsistency or (ii) to make any change that would provide any additional rights or benefits to the holders of the Stapled Securities or that in the good faith judgment of the Board of Directors of the Company does not adversely affect in any material respect the legal rights under the Stapled Securities (including, without limitation, any and all amendments or supplements necessary, advisable or desirable in the good faith judgment of the Board of Directors of the Company as a result of changes in law or regulation), provided, however, that nothing in this clause (ii) shall result in or allow for the separation of the

Ordinary Shares or the Notes from the Stapled Securities other than as contemplated under the caption “—Automatic Separation” above as in effect on the Issue Date. In addition, the Stapled Securities may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the Notes then outstanding that are part of the Stapled Securities, acting in accordance with, and subject to the limitations contained in, the provisions of the Indenture described under the caption “Description of the Notes—Amendment, Supplement and Waiver” applied mutatis mutandis hereto. Any such vote shall be binding upon all holders of Stapled Securities. No separate vote of holders of the Ordinary Shares shall be required. Notwithstanding the foregoing, and for the avoidance of doubt, no such amendment or supplement shall (i) alter or modify any of the terms of the Ordinary Shares or, except as specifically contemplated thereby and in accordance with the terms of the Indenture, the Notes or (ii) make any change to this provision.

Governing Law

The Stapled Securities will be governed by, and construed in accordance with, the laws of the State of New York.

Book Entry Settlement and Clearance

The Depository Trust Company (“DTC”) will act as the securities depositary (the “Security Depositary”) for the Stapled Securities. The Notes and the Ordinary Shares represented by the Stapled Securities and the Stapled Securities were issued in fully-registered form and are represented by a global certificate to which the global Note global Ordinary Share certificates are attached. The Stapled Securities are registered in the name of DTC’s nominee Cede & Co. All global Stapled Securities will be exchanged by the Company for certificated Stapled Securities if the Company delivers to the Security Registrar and Security Custodian notice from the Security Depositary that it is unwilling or unable to continue to act as Security Depositary or that it is no longer a clearing agency registered under the Exchange Act and, in either case, a successor Security Depositary is not appointed by the Company within 90 days after the date of such notice from the Security Depositary.

Book Entry Procedures

If you intend to purchase Stapled Securities in the manner provided by this prospectus you must do so through the DTC system or through direct and indirect participants. The participant that you purchase through will receive a credit on DTC’s records. The ownership interest of each actual purchaser of the Stapled Securities, who we refer to as a “beneficial owner,” is to be recorded on the participant’s records.

All interests in the Stapled Securities will be subject to the operations and procedures of DTC. The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Company takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participant”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised the Company that, pursuant to procedures established by it, ownership of interests in the Stapled Securities will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Stapled Securities).

All interests in Stapled Securities, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global Stapled Security to such Persons will be limited to that extent.

Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a Person having beneficial interests in a global Stapled Security to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the Stapled Securities will not have Stapled Securities registered in their names, will not receive physical delivery of Stapled Securities in certificated form and will not be considered the registered owners or “holders” thereof under the Indenture for any purpose.

Payments in respect of Stapled Securities (or the underlying Ordinary Shares and Notes) registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder thereof. Under the terms of the Indenture, the Company and the Trustee will treat the Persons in whose names the Stapled Securities, including the global Stapled Securities, are registered as the owners of the Stapled Securities for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for:

(a) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to, or payments made on account of, beneficial ownership interest in the Stapled Securities or the underlying Ordinary Shares and Notes) or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Stapled Securities; or

(b) any other matter relating to the actions and practices of DTC or any of its Participants, or Indirect Participants.

DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the Stapled Securities (or the underlying Ordinary Shares and Notes), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of the Stapled Securities as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of Stapled Securities will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the Stapled Securities, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

We or the Trustee will be responsible for the payment of all amounts to DTC and the transfer agent. The transfer agent will be responsible for the disbursement of those payments to DTC. DTC will be responsible for the disbursement of those payments to its participants, and the participants will be responsible for disbursements of those payments to beneficial owners. We will remain responsible for any actions DTC and participants take in accordance with instructions we provide.

Transfers between the Participants will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global Stapled Security in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised the Company that it will take any action permitted to be taken by a holder of Stapled Securities, or the underlying Notes or Ordinary Shares comprising the Stapled Securities, only at the direction of one or more Participants to whose account DTC has credited the interests in the global Stapled Securities and only in respect of such Stapled Securities as to which such Participant or Participants has or have given such direction.

None of the Company, the Trustee and any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Security Registrar & Security Custodian

U.S. Bank National Association is the Security Registrar and Security Custodian for the Stapled Securities.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company and our affairs are governed by our Third Amended and Restated Memorandum and Articles of Association (as further amended or restated from time to time, the “Memorandum and Articles”), the Companies Law (2013 Revision) of the Cayman Islands (as amended from time to time, the “Companies Law”) and the common law of the Cayman Islands.

The following description of our share capital, together with the additional information we may include in any prospectus supplements (which may differ from the terms summarized below), summarizes the material terms and provisions of our share capital that we may offer under this prospectus. For the complete terms of our share capital, please refer to our Memorandum and Articles, which are filed as an exhibit to the registration statement that includes this prospectus.

Description of Ordinary Shares

We are currently authorized to issue 50,000,000 ordinary shares (the “Ordinary Shares”) with a par value of US$0.001 per share. As of October 31, 2016, we had 5,000,053 Ordinary Shares issued and outstanding.

All outstanding Ordinary Shares are fully paid and non-assessable. Our Ordinary Shares are issued in registered form and are issued when registered in the register of members (shareholders) of the Company.

Voting Rights. Our shareholders may freely hold and vote their shares. At a general meeting of the Company, on a show of hands every shareholder who (being an individual) is present in person or by proxy or, if a corporation or other non-natural person is present by its duly authorized representative or proxy, shall have one vote and on a poll every shareholder shall have one vote for every share of which he is the holder.

Shareholders holding at least a majority of the issued and outstanding shares of the Company shall be a quorum unless the Company has only one shareholder entitled to vote at such general meeting in which case the quorum shall be that one shareholder present in person or by proxy or (in the case of a corporation or other non-natural person) by a duly authorized representative or proxy.

Shareholders’ meetings shall be held annually in May of each year or at such time as may be determined by the directors. Shareholders’ meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least ten percent in par value of the capital of the Company which carries the right to vote. Advance notice to shareholders of at least ten calendar days (but not more than sixty calendar days) is required for the convening of any shareholders’ meeting. No business may be transacted at general meetings of shareholders other than business specified in the notice of the meeting, which is otherwise properly brought at the direction of our board of directors or, in the case of an annual general meeting, relates to the nomination for election of a director made by our shareholders.

An ordinary resolution to be passed by the shareholders requires a simple majority of votes cast in a general meeting, while a special resolution requires no less than two-thirds of the votes cast. A special resolution is required for certain important matters prescribed by the Companies Law, such as a change of name or making any changes to our Memorandum and Articles. Both any ordinary resolution and special resolution may be passed by a unanimous written resolution. Our shareholders may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amounts than our existing shares and canceling any shares.

Our Memorandum and Articles do not provide for cumulative voting rights.

Dividends. The holders of our Ordinary Shares are entitled to receive ratably such dividends, if any, as may be declared from time to time by the directors out of funds legally available for the payment of dividends in accordance with the Companies Law and the Memorandum and Articles. We have not paid any dividends on our Ordinary Shares.

Directors. The Company shall have a board of up to seven directors.

Appointment and Removal of Directors. Until the time of the 2016 annual general meeting of the Company, directors shall be elected by the existing directors. At the annual general meeting of the Company to be held in 2016, all incumbent directors shall be removed from their positions as directors and new directors shall be elected for a term of office to expire at the next annual general meeting of the Company. At each subsequent annual general meeting of the Company, directors shall be elected for a term of office to expire at the next annual general meeting of the Company. The directors may appoint any person to be a director to fill a vacancy. Our Memorandum and Articles set out the procedure by which a shareholder may nominate a person for election as a director at an annual general meeting.

Calls on Shares and Forfeiture of Shares. The directors may make calls upon the shareholders for any monies unpaid on their Ordinary Shares in a notice served to such shareholders at least 14 calendar days prior to the specified time of payment, and each shareholder must pay to the Company the amount called on the Ordinary Shares. The shares that have been called upon and remain unpaid at the specified time are subject to forfeiture.

Winding Up. On the winding up of the Company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Transfer of the Ordinary Shares. The Ordinary Shares are transferable and the directors have no discretion to decline to register any transfer of the Ordinary Shares.

Ordinary Shares held by shareholders party to the Shareholders Agreement by and among the Company and the holders party thereto are subject to certain additional restrictions on transfer set forth in the Shareholders Agreement. Ordinary Shares held by shareholders party to the Shareholders Agreement are also subject to certain tag-along and drag-along rights set forth in the Shareholders Agreement. See “Certain Relationships and Related Party Transactions—Shareholders Agreement.”

Redemption of Shares. Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the shareholders, in such manner as may be determined by special resolution before the issue of the shares.

Variation of Rights of Shares. If at any time our share capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of three-quarters of the issued shares of that class, or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Inspection of Books and Records. Holders of our Ordinary Shares will have no general right to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Directors’ Liability; Indemnification of Directors and Officers

Under the Memorandum and Articles any director or officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him as a result of any act or failure to act in carrying out his functions other than such liability (if any) that such director may incur by his own actual fraud or willful default. No such director or officer shall be liable to the Company for any loss or damage in carrying out his functions unless that liability arises through the actual fraud or willful default of such director or officer. References in the relevant article in the Memorandum and Articles to actual fraud or willful default mean a finding to such effect by a competent court in relation to the conduct of the relevant party.

Transfer Agent and Registrar

The transfer agent and registrar for our Ordinary Shares is Continental Stock Transfer & Trust Company, which maintains the register of members of the Company.

National Securities Exchange Listing

Our Ordinary Shares are not listed on any national securities exchange and there can be no assurance that our Ordinary Shares will achieve a listing on a national securities exchange.

Comparison of Cayman Islands Corporate Law and U.S. Corporate Law

Cayman Islands companies are governed by the Companies Law. The Companies Law is modeled on English Law but does not follow recent English Law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. In certain circumstances the Cayman Islands Companies Law allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (a) a special resolution (usually a majority of 66 2/3 % in value) of the shareholders of each company; or (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. A shareholder has the right to vote on a merger or consolidation regardless of whether the shares that he holds otherwise give him voting rights. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Law (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands company, the director of the Cayman Islands company is further required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Companies Law provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; (e) if the company and the shareholder fail to agree a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-out Provisions. When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.

Shareholders’ Suits. Our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting, or proposing to act, illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

•	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

DESCRIPTION OF THE NOTES

The following description is a summary of the material provisions of the Indenture under which we issued the Notes and the related note guarantees (the “Note Guarantees”). The following description also contains a summary of the Collateral Agreements we entered into in connection with the issuance of the Notes. This summary does not restate those agreements in their entirety. We urge you to read those agreements because they, and not this description, will define your rights as holders of the Notes. Copies of the Indenture, the Note Guarantees and the Collateral Agreements, including the Intercreditor Agreements, are available as set forth below under “—Additional Information.” You can find the definitions of certain terms used in this descriptor below under the subheading “—Certain Definitions.” In this description, the “Company” refers only to Vantage Drilling International, a Cayman Islands exempted company with limited liability, and any successor.

Brief Description of the Notes and the Note Guarantees

On February 10, 2016 (the “Issue Date”), the Company issued the Notes under the Indenture with the Guarantors and U.S. Bank National Association, as Trustee and Noteholder Collateral Agent (as amended, the “Indenture”). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the TIA.

The Notes were issued in fully-registered form, without coupons, and are represented by one or more global Notes registered in the name of Cede & Co., the nominee of DTC, and will be attached to the related Stapled Security. See “Description of Stapled Securities—Book Entry Settlement and Clearance.”

The Notes are:

•	senior secured obligations of the Company;

•	subordinated in right of payment to the Credit Agreement and the Senior Secured Notes pursuant to the provisions of the Third Lien Intercreditor Agreement;

•	equal in right of payment with all of the Company’s other existing and future senior indebtedness;

•	senior in right of payment to any of the Company’s future indebtedness that is expressly subordinated in right of payment to the Notes;

•	effectively senior to any of the Company’s unsecured indebtedness, to the extent of the value of the collateral securing the Notes and the Note Guarantees;

•	effectively junior to all of the Company’s existing and future first-priority and second-priority senior secured indebtedness (including, for the avoidance of doubt, the Credit Agreement and the Senior Secured Notes), to the extent of the collateral securing such indebtedness; and

•	unconditionally guaranteed on a senior secured third priority basis by the Guarantors.

The Notes are guaranteed on a senior secured third priority basis by each of the Company’s existing and future Subsidiaries (other than Immaterial Subsidiaries), including any existing and future Subsidiaries that guarantee Obligations under any Credit Facility. The Note Guarantees are:

•	senior secured obligations of the Guarantors;

•	subordinated in right of payment to the Credit Agreement and the Senior Secured Notes pursuant to the provisions of the Third Lien Intercreditor Agreement;

•	equal in right of payment with all of the Guarantors’ other existing and future senior indebtedness;

•	senior in right of payment to any of the Guarantors’ future indebtedness that is expressly subordinated in right of payment to the Notes;

•	effectively senior to any of the Guarantors’ unsecured indebtedness, to the extent of the value of the collateral securing the Note Guarantees; and

•	effectively junior to all of the Guarantors’ existing and future first-priority and second-priority senior secured indebtedness (including, for the avoidance of doubt, the Credit Agreement and the Senior Secured Notes), to the extent of the collateral securing such indebtedness.

The Notes will be convertible into our ordinary shares as described below under “—Conversion Rights,” based upon the Initial Conversion Rate of approximately 0.01046 ordinary shares per $1.00 principal amount of Notes (equivalent to the Initial Conversion Price of $95.60 per ordinary share). The conversion rate will be adjusted as described under “Conversion Rights—Conversion Rate Adjustment.”

Following the completion of a pre-packaged plan of reorganization (the “Plan of Reorganization”) under Chapter 11 of Title 11 of the United States Bankruptcy Code on February 10, 2016, we had approximately $969.1 million aggregate principal amount of debt outstanding, consisting of $143.0 million under the Credit Agreement, $76.1 million of our Senior Secured Notes and approximately $750.0 million of the Notes. Subject to the restrictions in the Credit Agreement and the indentures governing our Senior Secured Notes and the Notes, we may incur additional indebtedness.

The registered holder of a Note is treated as the owner of it for all purposes. Only registered holders have rights under the Indenture.

Restricted and Unrestricted Subsidiaries

On the Issue Date, all of the Company’s Subsidiaries were “Restricted Subsidiaries.”

Under the circumstances described below under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” the Board of Directors of the Company is permitted to designate certain of the Company’s Restricted Subsidiaries or newly created or acquired Subsidiaries, if any, as Unrestricted Subsidiaries. Unrestricted Subsidiaries are not be subject to many of the restrictive covenants in the Indenture and do not guarantee the Notes.

Principal, Maturity and Interest

The Company issued approximately $750.0 million in aggregate principal amount of Notes on the Issue Date. The Company may issue additional Notes under the Indenture from time to time, subject to the limitations contained in the Indenture. Any issuance of additional Notes will be subject to all of the covenants in the Indenture. The Notes and any additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Notes are in minimum denominations of $1.00 and integral multiples of $0.01 in excess thereof, except as otherwise provided in the Indenture, and are attached to the related Stapled Security.

The aggregate principal amount of the Notes that may be issued under the Indenture may not exceed the sum of (i) the Initial Notes and (ii) the maximum principal amount of Notes (the “Additional Notes”) that may be issued pursuant to awards granted from time to time under the Management Incentive Plan, such maximum principal amount to be determined in accordance with the terms of the Management Incentive Plan as in effect on the Issue Date provided that nothing in this sentence shall restrict (i) the payment of PIK Interest, (ii) the increasing of the principal amount of the Notes in connection with the payment of PIK Interest or (iii) the issuance of PIK Notes in accordance with the terms of the Indenture. Additional Notes shall be issued in minimum denominations of the Current Principal Amount of Notes per Unit at the time any such Additional Notes are issued, such denomination not to be less than $1.00, and integral multiples of $0.01in excess thereof, and will be attached to the related Stapled Security.

Interest on the Notes will accrue at the rate of 1.0% per year prior to the fourth anniversary of the Issue Date, and will be payable in kind, semi-annually in arrears on June 30 and December 31 of each year, commencing on June 30, 2016 (each, an “Interest Payment Date”). From and after the fourth anniversary of the Issue Date, interest on the Notes will accrue at the rate of 12.0% per year and will be payable in kind, semi-annually in arrears on each

Interest Payment Date. Interest on overdue principal and interest will accrue at a rate that is 1.0% higher than the then applicable interest rate on the Notes. All interest payments will be made as PIK Interest; provided, that, for any Notes that have not been converted into Ordinary Shares in accordance with the provisions described under the caption “—Conversion Rights” prior to the Maturity Date, the final interest payment on the Maturity Date will be made in cash. The Company will make each interest payment to the holders of record on the immediately preceding June 15 and December 15 (each a “Record Date”). Interest on the Notes will accrue for any additional Notes from the date of original issuance or, if interest has already been paid, from the date it was most recently paid; provided, however, that solely for purposes of the accrual of interest, additional Notes issued after the Issue Date will be deemed to have been outstanding as of the later of the Issue Date or the most recent Interest Payment Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. For the avoidance of doubt, all references to “interest” mean the initial interest rate borne by the Notes and any increases in that rate to the extent overdue interest accrues on the Notes, any Default Interest as set forth under “—Events of Default and Remedies.”

In connection with the payment of PIK Interest in respect of the Notes, the Company shall increase the outstanding principal amount of the Notes outstanding under the Indenture. If the Company is prohibited by the requirements of the depository or law from paying PIK Interest by increasing the outstanding principal amount of the Notes outstanding under the Indenture, the Company shall issue additional Notes (“PIK Notes”) under the Indenture on the same terms and conditions as the Notes issued on the Issue Date (other than the issuance dates, denominations and the date from which interest will accrue).

The Company will pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal, premium (including the Applicable Premium), if any, and interest (without regard to any applicable grace period) from time to time on demand at the rate equal to 1% per annum in excess of the then applicable interest rate on the Notes to the extent lawful to the Persons who are holders on a subsequent special record date, in each case at the rate provided as set forth in the Notes (“Default Interest”). All references herein to “interest” shall mean the initial interest rate borne by the Notes plus any Default Interest.

All references herein to Notes shall include any Additional Notes and PIK Notes, references to “principal amount” of the Notes shall include any increase in the principal amount of any outstanding Notes as a result of a payment of PIK Interest.

Methods of Receiving Payments on and Converting the Notes

Payments of principal of and premium (including the Applicable Premium), if any, and any amount payable in cash on the Notes will be made at the office or agency of the paying agent and registrar unless the Company elects to make payments by check mailed to the holders at their address set forth in the register of holders; provided that all payments of principal of and premium (including the Applicable Premium), if any, and any amount payable in cash on the Notes represented by one or more global Notes registered in the name of The Depository Trust Company (“DTC”) or its nominee will be made by the paying agent by wire transfer of immediately available funds to the accounts specified by the holder or holders thereof.

The Notes may be presented for conversion at the office or agency of the conversion agent.

Paying Agent, Registrar and Conversion Agent for the Notes

U.S. Bank National Association is acting as paying agent, registrar and conversion agent. The Company may change the paying agent, registrar or conversion agent without prior notice to the holders of the Notes, and the Company or any of its Subsidiaries may act as paying agent, registrar or conversion agent.

Transfer and Exchange

A holder may transfer or exchange Notes in accordance with the provisions of the Indenture. The registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders are required to pay all taxes due on transfer. The registrar is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Tax Treatment

The Notes, being deemed stapled to the Ordinary Shares of the Company as components of the Stapled Securities and thus transferrable or exchangeable only together as part of a Stapled Security (unless separated in accordance with the terms thereof in the limited circumstances specified in such Stapled Security), are intended to be treated as common stock of the Company for U.S. federal income tax purposes. Accordingly, the Company, the Guarantors, the Trustee, the Noteholder Collateral Agent and the holders of the Notes will treat the Notes and Ordinary Shares, together as components of the Stapled Securities, as common stock of the Company for U.S. federal income tax purposes (subject to definitive guidance from the U.S. Internal Revenue Service or a court of competent jurisdiction to the contrary). To the extent permitted by applicable law, all of the foregoing will report consistent therewith for U.S. state and local income tax purposes.

Note Guarantees

The Notes are guaranteed on a senior secured third priority basis by each of the Company’s existing and future Subsidiaries (other than Immaterial Subsidiaries) who also guarantee the Credit Agreement or the obligations of the Company or any Guarantor under any Credit Facility. After the Credit Agreement ceases to be outstanding, the Notes will be guaranteed on a senior secured third priority basis by (a) any newly acquired or created Restricted Subsidiary other than an Immaterial Subsidiary, (b) any Restricted Subsidiary that is an Immaterial Subsidiary that ceases to be an Immaterial Subsidiary, and (c) any Subsidiary of the Company that is not already a Guarantor that guarantees any Credit Facility, owns any Vessel, is subject of a Contract Winning Trigger or becomes an Internal Charterer. The Note Guarantees are joint and several obligations of the Guarantors. The obligations of each Guarantor under its Note Guarantee are limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Risks Related to Investment in our Company’s Securities—U.S. federal, state and foreign fraudulent transfer laws may permit a court to void the Notes and the guarantees, subordinate claims in respect of the Notes and the guarantees and require holders of the Notes to return payments received. If this occurs, holders of the Notes may not receive any payments on the Notes.” If the Note Guarantee of a Guarantor is determined to be a fraudulent conveyance, holders of the Notes may not receive any payment on the Notes.

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than the Company or another Guarantor, unless:

(1)	immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2)	either:

(a)	the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the Indenture, the Note Guarantees and the other Obligations under the Indenture and the Collateral Agreements, as applicable, pursuant to a supplemental indenture or an amendment thereto reasonably satisfactory to the Trustee and the Noteholder Collateral Agent; or

(b)	the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture and the Collateral Agreements,

provided, however, that the transfer, sale or other disposition, directly or indirectly, of all or substantially all of the assets of the Company and its Restricted Subsidiaries, taken as a whole will be governed by the “Merger, Consolidation; Sale of Assets” and “Asset Sales” covenants and may be subject to the “Change of Control” covenant.

The Note Guarantee of a Guarantor will be released:

(1)	in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) the Company, a Guarantor or a Restricted Subsidiary, if the sale or other disposition does not violate the “Merger, Consolidation; Sale of Assets” or “Asset Sales” covenants and complies with the Collateral Agreements;

(2)	in connection with any sale or other disposition of all of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) the Company, a Guarantor or a Restricted Subsidiary, if the sale or other disposition does not violate the “Merger, Consolidation; Sale of Assets” or “Asset Sales” provisions of the Indenture and complies with the Collateral Agreements;

(3)	if the Company designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the Indenture;

(4)	upon legal defeasance or satisfaction and discharge of the Indenture as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge”;

(5)	as provided in the Intercreditor Agreements or any other intercreditor agreement entered into in accordance with the terms of the Indenture; or

(6)	to the extent that any Subsidiary of the Company that was not already a Guarantor became a Guarantor solely because it was the subject of a Contract Winning Trigger, following the occurrence of a Contract Unwind Trigger provided that the conditions to that release are satisfied.

Security

Collateral Agreements

The Note Obligations will be secured by a Required Priority Lien on the Equity Interests of the Company and substantially all of the existing and future property and assets of the Company and the Guarantors, including the following:

(1)	(a) the Emerald Driller, the Sapphire Driller, the Topaz Driller and the Aquamarine Driller under Ship Mortgages dated February 10, 2016, and (b) the Platinum Explorer, the Titanium Explorer and the Tungsten Explorer under Ship Mortgages dated February 10, 2016, with related Deeds of Covenant dated February 10, 2016 as amended by Amendment No. 1 thereto;

(2)	all other assets of the Company and the Guarantors, which will include accounts receivable (and supporting obligations related to the payment or performance thereof), general intangibles and equipment;

(3)	assignments of all insurance in respect of the Vessels and other applicable insurance of the Company and the Guarantors in respect of other Collateral;

(4)	assignments of the earnings of the Company or any Guarantor or Internal Charterer that is party to a Drilling Contract; and

(5)	the Equity Interests of the Guarantors.

Notwithstanding the foregoing, the Collateral will not include (i) any accounts, contracts, licenses or other general intangibles, or any permits, instruments, promissory notes or chattel paper, if and to the extent such account, contract, license, general intangible, permit, instrument, promissory note or chattel paper contains restrictions on assignments and/or the creation of Liens, or under which such an assignment or Lien would cause a default to occur under, or a termination pursuant to the terms of, such account, contract, license, general intangible, permit, instrument, promissory note or chattel paper (other than to the extent that any such term would be rendered ineffective pursuant to Section 9-406, 9-407, 9-408 or 9- 409 of Article 9 of the Uniform Commercial Code of any relevant jurisdiction or any other applicable law or principles of equity); provided, that immediately upon the ineffectiveness, invalidity, lapse or termination of any such provisions, the Collateral will include such accounts, contracts, licenses, general intangibles, permits, instruments, promissory notes or chattel paper, as applicable, (ii) titled vehicles the perfection of security interest in which is excluded from the Uniform Commercial Code in the relevant jurisdiction and that constitute passenger vehicles, light trucks (such as crew trucks with rated capacities ranging from one-half ton to one ton) and forklifts, (iii) rental equipment the title to which is held by a third party, to the extent not prohibited under the Indenture or any Indenture Document, and (iv) property and assets owned by the Company or any Guarantor in which a Lien may not be granted without governmental approval or consent or in which the granting of a Lien is prohibited by applicable law (but only for so long as the Company or such other Guarantor has not obtained such approval or consent).

In addition, the Indenture, and the applicable Collateral Agreements, provide that any capital stock and other securities of any of the Guarantors will be excluded from the Collateral to the extent the pledge of such capital stock or other securities to secure the Notes would cause such Guarantor to be required to file separate financial statements with the SEC pursuant to Rule 3-16 of Regulation S-X (as in effect from time to time).

The Liens will secure the payment and performance when due of all of the Note Obligations of the Company and the Guarantors, in each case as provided in the Collateral Agreements.

If property of a type constituting Collateral is acquired by the Company or any Guarantor that is not automatically subject to a Lien or perfected security interest under the Collateral Agreements or there is a new Guarantor, then the Company or such Guarantor will, as soon as practicable after such property’s acquisition or such Subsidiary becoming a Guarantor and in any event within 20 business days or as soon as practicable where applicable local law requires additional time for compliance with applicable legal requirements, grant Liens having Required Priority on such property (or, in the case of a new Guarantor, all of its assets constituting the type that is Collateral) in favor of the Third Lien Claimholders and deliver certain certificates (including in the case of real property, title insurance) in respect thereof as required by the Indenture or the Collateral Agreements and take all necessary steps to perfect the security interest represented by such Liens.

So long as no Default or Event of Default has occurred and is continuing, and subject to the Third Lien Intercreditor Agreement and certain other terms and conditions, the Company and the Guarantors will be entitled to receive all cash dividends, principal, interest and other payments made upon or with respect to the Collateral pledged by them and to exercise any voting and other consensual rights pertaining to the Collateral pledged by them, except in connection with a sale of any such Collateral which will be governed by the Intercreditor Agreements and the Indenture, including the “Merger, Consolidation; Sale of Assets” and “Asset Sales” covenants and the provisions of the Collateral Agreements as set forth under “—Release of Liens.”

Subject to the terms and conditions of the Third Lien Intercreditor Agreement and the other Collateral Agreements, upon the occurrence and during the continuance of an Event of Default:

(1)	all rights of the Company and the Guarantors to exercise such voting or other consensual rights will cease, and all such rights will become vested in the Noteholder Collateral Agent, which, to the extent permitted by law, will have the sole right to exercise such voting and other consensual rights;

(2)	all rights of the Company and the Guarantors to receive all cash dividends, principal, interest and other payments made upon or with respect to the Collateral will cease and such cash dividends, principal, interest and other payments will be paid to the Noteholder Collateral Agent; and

(3)	the Noteholder Collateral Agent may sell the Collateral or any part of the Collateral in accordance with the terms of the Third Lien Intercreditor Agreement and the Collateral Agreements.

Subject to the terms and conditions of the Third Lien Intercreditor Agreement, at any time that an Event of Default has occurred and be continuing, the Noteholder Collateral Agent will apply (or turn over to the applicable Third Lien Claimholder for application) all or any part of the proceeds of any collection or sale of the Collateral, and any Collateral consisting of cash, including any proceeds of any Note Guarantee, in payment of the Notes Obligations in the order set forth in the Indenture or Third Lien Intercreditor Agreement.

Intercreditor Agreements

On the Issue Date, the obligations of the Company and the Guarantors under the Indenture were secured on a third-priority subordinated basis.

In connection with the issuance of the Notes, U.S. Bank National Association, as Third Lien Representative and Noteholder Collateral Agent, entered into the Third Lien Intercreditor Agreement. The Third Lien Intercreditor Agreement governs the relative rights, duties, authority and responsibilities of the First Lien Collateral Agent, the Second Lien Collateral Agent and the Noteholder Collateral Agent, and the relationship among the First Lien Claimholders, Second Lien Claimholders and Third Lien Claimholders with respect to their interests in the Collateral.

The Company and the Guarantors, together with the First Lien Collateral Agent and the Second Lien Collateral Agent, are also currently party to the Second Lien Intercreditor Agreement. The Second Lien Intercreditor Agreement governs the relative rights, duties, authority and responsibilities of the First Lien Collateral Agent and Second Lien Collateral Agent and the relationship among the First Lien Claimholders and Second Lien Claimholders with respect to their interests in the Collateral.

Subordination of Note Obligations

The Noteholder Collateral Agent, for itself and on behalf of each Third Lien Claimholder, for the benefit of each Senior Representative, each Senior Collateral Agent and each Senior Claimholder, agreed in the Third Lien Intercreditor Agreement that notwithstanding applicable law to the contrary, whether under the Uniform Commercial Code or otherwise, and anything in the Indenture Documents to the contrary and regardless of the manner or order or time of any filing, recording, attachment or perfection (if any), the Note Obligations are subordinated in right of payment, operation, distribution and Lien (whether by way of judicial or non-judicial sale, foreclosure or otherwise) to the Senior Obligations and any Lien granted thereby or thereunder or otherwise made in favor of any Senior Claimholder, such that the holders of the Senior Obligations will be entitled to receive payment in full in cash of the amounts constituting the Senior Obligations before the Third Lien Claimholders are entitled to receive any payment on account of the Note Obligations other than Permitted Note Obligation Payments and Reorganization Securities permitted to be retained by the Third Lien Claimholders pursuant to the Third Lien Intercreditor Agreement.

Restriction on Enforcement of Liens

The Third Lien Intercreditor Agreement provides that, until the discharge of Senior Obligations has occurred, whether or not any bankruptcy case has been commenced by or against the Company or any Guarantor, the Third Lien Representative, the Noteholder Collateral Agent and the Third Lien Claimholders:

(1) will not commence or maintain, or seek to commence or maintain, any enforcement action or otherwise exercise any rights or remedies with respect to the Collateral; provided that the Third Lien Representative and/or the Noteholder Collateral Agent may commence an enforcement action or otherwise exercise any or all such rights or remedies after (i) the passage of a period of at least 180 days has elapsed (which period will be tolled during any period in which any Senior Representative, any Senior Collateral Agent or any other Senior Claimholders is not entitled to enforce or exercise any rights or remedies with respect to any Collateral as a result of (x) any injunction issued by a court of competent jurisdiction or (y) the automatic stay or any other stay in any bankruptcy case; provided that in each case the Senior Representatives, any Senior Collateral Agents or any other Senior Claimholders are diligently pursuing relief from such injunction or stay) since the date the Senior Representatives received notice from the Third Lien Representative that such Third Lien Representative has declared the existence of any Event of Default under any Indenture Document and demanded the repayment of all the principal amount of any Note Obligations thereunder or (ii) the passage of a period of at least two business days has elapsed since the date the Senior Representatives received notice from the Third Lien Representative that such Third Lien Representative has declared the existence of any Judgment, Fine or Penalty Event (as defined in the Third Lien Intercreditor Agreement) and demanded the repayment of all the principal amount of any Note Obligations thereunder; (the periods described in the foregoing clauses (i) and (ii), the “Standstill Period”); provided, further, that notwithstanding anything herein to the contrary, in no event shall the Third Lien Representative, the Noteholder Collateral Agent or any Third Lien Claimholder take any enforcement action with respect to the Collateral (and shall discontinue any such enforcement action) if, notwithstanding the expiration of the Standstill Period, (1) any Senior Representative, any Senior Collateral Agent, or the applicable Senior Claimholders shall have commenced and be diligently pursuing an enforcement action or other exercise of their rights or remedies in each case with respect to all or any material portion of the Collateral (prompt notice of such exercise to be given to the Third Lien Representative) or (2) any Grantor shall be subject to any bankruptcy case (provided that in any such bankruptcy case the Third Lien Representative, the Noteholder Collateral Agent or any Third Lien Claimholder may take any action expressly permitted by the Third Lien Intercreditor Agreement);

(2) will not contest, protest or object to any foreclosure proceeding or action brought by any Senior Representative, any Senior Collateral Agent or the applicable Senior Claimholders or any other exercise by any Senior Representative, any Senior Collateral Agent or the applicable Senior Claimholders of any rights and remedies relating to the Collateral under the Senior Loan Documents or other applicable law; and

(3) subject to their rights under clause (1) above, will not object to the forbearance by any Senior Representative, any Senior Collateral Agent, or the applicable Senior Claimholders from bringing or pursuing any foreclosure proceeding or action or any other exercise of any rights or remedies relating to the Collateral, in each case so long as any proceeds received by any Senior Representative, any Senior Collateral Agent, or the applicable Senior Claimholders in excess of those necessary to achieve a discharge of Senior Obligations are distributed in accordance with the Third Lien Intercreditor Agreement and applicable law.

Until the discharge of Senior Obligations has occurred, whether or not any bankruptcy case has been commenced by or against the Company or any Guarantor, subject to clause (1) of the preceding paragraph, the Designated Senior Representative, the Designated Senior Collateral Agent, or the applicable Senior Claimholders will have the exclusive right, subject to the terms of the Second Lien Intercreditor Agreement, to commence and maintain any enforcement action or otherwise enforce rights, exercise remedies (including set off, recoupment and the right to credit bid their debt, except that Third Lien Representatives shall have the rights set forth in the following paragraph), and subject to the terms of the Third Lien Intercreditor Agreement, make determinations regarding the release, disposition, or restrictions with respect to the Collateral without any consultation with or the consent of the Third Lien Representative, the Noteholder Collateral Agent or any other Third Lien Claimholder; provided that any proceeds received by any Senior Representative, any Senior Collateral Agent, or the applicable Senior Claimholders, in excess of those necessary to achieve a discharge of Senior Obligations are distributed in accordance with the Third Lien Intercreditor Agreement and applicable law. Subject to the terms of the Second Lien Intercreditor Agreement, in commencing or maintaining any enforcement action or otherwise exercising rights and remedies with respect to the Collateral, the Designated Senior Representative, the Designated Senior Collateral Agent or the Senior Claimholders may enforce the provisions of the Senior Loan Documents and exercise remedies thereunder, all in such order and in such manner as they may determine in the exercise of their sole discretion in compliance with any applicable law and without consultation with the Third Lien Representative, the Noteholder Collateral Agent or any other Third Lien Claimholder and regardless of whether any such exercise is adverse to the interest of any Third Lien Claimholder. Such exercise and enforcement shall include the rights of an agent appointed by them to sell or otherwise dispose of Collateral upon foreclosure, to incur expenses in connection with such sale or disposition, and to exercise all the rights and remedies of a secured creditor under the Uniform Commercial Code and of a secured creditor under Bankruptcy Laws of any applicable jurisdiction. Nothing contained in the Third Lien Intercreditor Agreement will be deemed to be a consent by (or waiver of any claim in respect of) any Senior Representative, any Senior Collateral Agent, or the applicable Senior Claimholders to any disposition of Collateral or any enforcement action by the Third Lien Representative, the Noteholder Collateral Agent or any other Third Lien Claimholder other than in a commercially reasonable manner.

Notwithstanding the foregoing, the Third Lien Representative, the Noteholder Collateral Agent and any other Third Lien Claimholder may:

(1) file a claim or statement of interest with respect to the Note Obligations; provided that a bankruptcy case has been commenced by or against the Company or any Guarantor;

(2) take any action (not in contravention of the terms of the Third Lien Intercreditor Agreement, not adverse to the priority status of the Liens on the Collateral, or the rights of any Senior Representative, any Senior Collateral Agent, or the Senior Claimholders to exercise remedies in respect thereof) in order to create, perfect, preserve or protect its Lien on the Collateral;

(3) file any necessary responsive or defensive pleadings in opposition to any motion, claim, adversary proceeding or other pleading made by any Person objecting to or otherwise seeking the disallowance of the claims of the Third Lien Claimholders, including any claims secured by the Collateral, if any;

(4) vote on any plan of reorganization, arrangement, compromise or liquidation, file any proof of claim, make other filings and make any arguments and motions that are, in each case, in accordance with the terms of the Third Lien Intercreditor Agreement, with respect to the Note Obligations and the Collateral; provided that no filing of any claim or vote, or pleading related to such claim or vote, to accept or reject a disclosure statement, plan of reorganization, arrangement, compromise or liquidation, or any other document, agreement or proposal similar to the foregoing by the Third Lien Representative, the Noteholder Collateral Agent or any other Third Lien Claimholder, may be inconsistent with the provisions of the Third Lien

Intercreditor Agreement; provided further that each of the Third Lien Representative and Noteholder Collateral Agent, on behalf of itself and each of the Third Lien Claimholders represented by it, irrevocably agrees that, prior to the discharge of First Lien Obligations, it will vote to reject any plan of reorganization that is not approved by the at least two-thirds in amount and more than one-half in number of First Lien Claimholders. In furtherance of the foregoing, each of the First Lien Representative and First Lien Collateral Agent is in the Third Lien Intercreditor Agreement irrevocably constituted and appointed the attorney-in-fact of the Third Lien Claimholders to vote any claim arising from or relating to the Note Obligations in accordance with the foregoing;

(5) exercise any of its remedies or remedies after the termination of the Standstill Period to the extent permitted by the Third Lien Intercreditor Agreement; and

(6) bid for or purchase Collateral at any public, private or judicial foreclosure upon such Collateral or any sale of Collateral during a bankruptcy case; provided that such bid may not include a “credit bid” in respect of any Note Obligations unless the cash proceeds of such bid are otherwise sufficient, and used, to cause the discharge of Senior Obligations on the closing of such credit bid transaction.

Purchase Right

The Third Lien Intercreditor Agreement provides that at any time following the earliest to occur of (i) an acceleration of any of the Senior Obligations in accordance with the terms of the applicable Senior Loan Documents, (ii) a Senior Payment Default that has not been cured or waived by the applicable Senior Claimholders within 60 days of the occurrence thereof, (iii) the commencement of any insolvency or liquidation proceeding with respect to the Company or any Guarantor, (iv) the occurrence and continuation of an Event of Default under the Indenture Documents, or (v) any request by any Senior Collateral Agent for the release of the Noteholder Collateral Agent’s Liens on the Collateral (other than in accordance with permitted dispositions at any time when no default or event of default exists under any Senior Loan Documents or the Indenture Documents) (each a “Purchase Event”), then the Third Lien Claimholders will have the option, but not the obligation, to elect to purchase all, but not less than all, of the Senior Obligations without warranty or representation or recourse except as provided below, and assume all, but not less than all, of the then existing funding commitments, if any, under the Senior Loan Documents by giving a written notice (the “Purchase Notice”) to each Senior Representative no later than the tenth business day after the Third Lien Claimholders receive notice of the occurrence of the Purchase Event. A Purchase Notice once delivered will be irrevocable. Such Purchase Notice may be delivered by less than all of the Third Lien Claimholders so long as all such Third Lien Claimholders will when taken together purchase such entire aggregate amount as set forth above.

The “Purchase Price” will equal the sum of (1) the full amount of all Senior Obligations then-outstanding and unpaid at par (including principal, accrued but unpaid interest and fees and any other unpaid amounts (in each case whether or not allowed or allowable in any insolvency proceeding), including breakage costs and, in the case of any secured hedging obligations, the amount that would be payable by the relevant Grantor thereunder if such Grantor were to terminate the hedge agreement in respect thereof on the date of the purchase or, if not terminated, an amount determined by the relevant Senior Claimholder to be necessary to collateralize its credit risk arising out of such agreement, but excluding any prepayment penalties or premiums), (2) the cash collateral to be furnished to the First Lien Claimholders providing letters of credit under the First Lien Loan Documents in such amount (not to exceed 105% thereof) as such First Lien Claimholders determine is reasonably necessary to secure such First Lien Claimholders in connection with any such outstanding and undrawn letters of credit and (3) all accrued and unpaid fees, expenses and other amounts (including attorneys’ fees and expenses) owed to the Senior Claimholders under or pursuant to the Senior Loan Documents on the date of purchase.

On the date specified by the Third Lien Claimholders in the Purchase Notice (which will not be less than five business days nor more than ten business days after the receipt by the Senior Representatives of the Purchase Notice), the Senior Claimholders will sell to the purchasing Third Lien Claimholders, and the purchasing Third Lien Claimholders will purchase from the Senior Claimholders, all, but not less than all, of the Senior Obligations, and the Senior Claimholders will assign to the purchasing Third Lien Claimholders, and the purchasing Third Lien Claimholders will assume from the Senior Claimholders all, but not less than all, of the then existing funding commitments under the Senior Loan Documents pursuant to documentation mutually acceptable to each of the Senior Representatives and the Third Lien Representative. Each Senior Claimholder will retain all rights to indemnification provided in the relevant Senior Loan Documents for all claims and other amounts relating to periods prior to the purchase of the Senior Obligations.

The purchase and sale of the Senior Obligations will be without recourse and without representation or warranty of any kind by the Senior Claimholders, except that the Senior Claimholders will severally and not jointly represent and warrant to the Third Lien Claimholders that on the date of such purchase, immediately before giving effect to the purchase:

(1) the principal of and accrued and unpaid interest on the Senior Obligations, and the fees and expenses thereof owed to the respective Senior Claimholders, are as stated in any assignment agreement prepared in connection with the purchase and sale of the Senior Obligations;

(2) each Senior Claimholder owns the Senior Obligations purported to be owned by it free and clear of any Liens (other than participation interests not prohibited by the Senior Loan Documents, in which case the Purchase Price will be appropriately adjusted so that the Third Lien Claimholders do not pay amounts represented by participation interests to the extent that the Third Lien Claimholders expressly assume the obligations under such participation interests); and

(3) such Senior Claimholder has the full right and power to assign its Senior Obligations and such assignment has been duly authorized by all necessary corporate action by such Senior Claimholder.

Prohibition on Contesting Liens

Each of the Third Lien Representative and Noteholder Collateral Agent, for itself and on behalf of each other Third Lien Claimholder represented by it, agreed in the Third Lien Intercreditor Agreement that it will not (and waived any right to) directly or indirectly contest or support any other Person in contesting, in any proceeding (including any insolvency or liquidation proceeding), the priority, validity, perfection, extent or enforceability of a Lien held, or purported to be held, by or on behalf of any of the Senior Claimholders in the Collateral, or the amount, nature or extent of the Senior Obligations or the provisions of the Third Lien Intercreditor Agreement.

Waterfall

So long as the discharge of Senior Obligations has not occurred, whether or not any insolvency or liquidation proceeding has been commenced by or against the Company or any Guarantor, (x) any payments, distributions or other amounts received by or payable to, or for the benefit of, the Third Lien Representative, the Noteholder Collateral Agent or any other Third Lien Claimholder, (y) any Collateral or any proceeds thereof received in connection with any exercise of remedies, and (z) subject to the Third Lien Intercreditor Agreement, Reorganization Securities (other than the Permitted Note Obligation Payments), will be applied in the following order:

First, to the payment in full in cash of all First Lien Obligations not constituting Excess First Lien Obligations in such order as specified in the relevant First Lien Loan Documents and any First Lien Pari Passu Intercreditor Agreement then in effect until the discharge of Senior Obligations other than any Excess First Lien Obligations has occurred, provided, that any non-cash amounts may be held by the Designated Senior Collateral Agent as Collateral,

Second, to the payment in full in cash of all Second Lien Obligations in such order as specified in the relevant Second Lien Debt Documents and any Second Lien Pari Passu Intercreditor Agreement then in effect until the discharge of Second Lien Obligations has occurred,

Third, to the payment in full in cash of all First Lien Obligations constituting Excess First Lien Obligations in such order as specified in the relevant First Lien Loan Document and any First Lien Pari Passu Intercreditor Agreement then in effect, provided, that any non-cash amounts may be held by the Designated Senior Collateral Agent as Collateral,

Fourth, to the payment in full in cash of all Note Obligations in such order as specified in the relevant Indenture Document, and

Fifth, to the Grantors or as otherwise required by applicable law.

Payments Over

So long as the discharge of Senior Obligations has not occurred, whether or not any insolvency or liquidation proceeding has been commenced by or against the Company or any Guarantor, payments, distributions or other amounts received by or payable to, or for the benefit of, the Third Lien Representative, the Noteholder Collateral Agent or any other Third Lien Claimholder (other than Permitted Note Obligation Payments) in all cases will be segregated and held in trust and within five days after receipt be paid over to the Designated Senior Collateral Agent for the benefit of the Senior Claimholders, in the same form as received, with any necessary endorsements (which endorsements will be without recourse and without any representations or warranties) or as a court of competent jurisdiction may otherwise direct. The Designated Senior Collateral Agent is authorized under the Third Lien Intercreditor Agreement to make any such endorsements as agent for the Third Lien Representative, the Noteholder Collateral Agent or any such other Third Lien Claimholder. Such authorization is coupled with an interest and is irrevocable until the discharge of Senior Obligations. The Noteholder Collateral Agent, for itself and on behalf of each other Third Lien Claimholder, agreed in the Third Lien Intercreditor Agreement that if, at any time, it obtains written notice that all or part of any payment with respect to any Senior Obligations previously made is rescinded for any reason whatsoever, it will within five days after receipt of such notice pay over to the Designated Senior Collateral Agent any payment received by it (other than Permitted Note Obligation Payments) and then in its possession or under its direct control in respect of any such Senior Collateral and will promptly turn any such Collateral then held by it over to the Designated Senior Collateral Agent, and the provisions set forth in the Third Lien Intercreditor Agreement will be reinstated as if such payment had not been made, until the discharge of Senior Obligations.

Notwithstanding the foregoing, other than certain exceptions set forth in the Third Lien Intercreditor Agreement, Reorganization Securities received by or on behalf of any Third Lien Claimholder on account of the Note Obligations in any reorganization proceeding will not be subject to turnover to the Designated Senior Collateral Agent or any other Senior Claimholder.

DIP Financing; Section 363 Sales

Until the discharge of Senior Obligations has occurred, if the Company or any Guarantor becomes subject to any bankruptcy case and any Senior Representative desires to permit the use of “Cash Collateral” (as such term is defined in Section 363(a) of the Bankruptcy Code) on which such Senior Representative, such Senior Collateral Agent or any other creditor has a Lien, or to permit the Company or any Guarantor to obtain financing, whether from the Senior Claimholders or any other Person under Section 364 of the Bankruptcy Code or any similar Bankruptcy Law (“DIP Financing”), then the Third Lien Intercreditor Agreement provides that the Third Lien Representative and the Noteholder Collateral Agent, for itself and on behalf of each other Third Lien Claimholder represented by it, will not object to such Cash Collateral use or DIP Financing (including any proposed orders for such Cash Collateral use and/or DIP Financing which are acceptable to any Senior Representative) and to the extent the Liens securing the Senior Obligations are subordinated to or pari passu with such DIP Financing and/or any “carve-out” agreed to by the Senior Representative, each Noteholder Collateral Agent will subordinate its Liens in the Collateral to the Liens securing such DIP Financing (and all obligations relating thereto) and/or any “carve-out” agreed to by the Senior Representative and each Third Lien Representative so long as:

(A) the Noteholder Collateral Agent retains a Lien on the Collateral (including proceeds thereof arising after the commencement of such proceeding) with the same relative priority with respect to the Liens of the Senior Collateral Agents as existed prior to the commencement of the bankruptcy case but subject to any prior lien securing the DIP Financing permitted under the Third Lien Intercreditor Agreement,

(B) the Noteholder Collateral Agent receives a replacement Lien on post-petition assets to the same extent granted to the Senior Claimholders or usage of cash collateral, with the same relative priority with respect to the Liens of the Senior Collateral Agents as existed prior to the commencement of the bankruptcy case but subject to any prior lien securing the DIP Financing permitted under the Third Lien Intercreditor Agreement,

(C) any such cash collateral use or DIP Financing does not compel any Grantor to seek confirmation of a specific plan of reorganization for which all or substantially all of the material terms are set forth in the cash collateral order or related documentation or DIP Financing order or related documentation; provided that the inclusion of milestones related to the plan process will not be deemed to compel the Company to seek a specific plan of reorganization,

(D) such cash collateral order or related documentation or DIP Financing order or related documentation does not require the liquidation of any material portion of the Collateral prior to a default under such order or related documentation or any sale of any substantial portion of the Collateral to any particular person (it being agreed that the inclusion of termination events or milestones with respect to a sale pursuant to 363 of the Bankruptcy Code acceptable to the lenders under such DIP Financing will not be deemed to constitute such a condition) and

(E) the Liens securing such DIP Financing are at least pari passu to the Liens securing the First Lien Obligations; and each Noteholder Collateral Agent, for itself and on behalf of each other Third Lien Claimholder represented by it, will not request adequate protection or any other relief in connection therewith (except as expressly agreed by the Designated Senior Representative or to the extent otherwise permitted by the Third Lien Intercreditor Agreement).

No Third Lien Claimholder may provide DIP Financing to the Company or any Guarantor secured by Liens equal or senior in priority to the Liens securing any Senior Obligations. If no Senior Claimholder offers to provide DIP Financing to the extent permitted under the Third Lien Intercreditor Agreement on or before the date of the hearing to approve DIP Financing, then a Third Lien Claimholder (or an Affiliate thereof) may seek to provide such DIP Financing secured by Liens junior to the Liens securing any Senior Obligations, and Senior Claimholders may object thereto; provided, further, that such DIP Financing may not “roll-up” or otherwise include or refinance any pre-petition Note Obligations. If one or more Senior Claimholders offer to provide DIP Financing to the extent permitted under the Third Lien Intercreditor Agreement on or before the date of the hearing to approve DIP Financing, then no Third Lien Claimholder may seek to provide DIP Financing, regardless of the priority of the Liens securing same.

The Third Lien Intercreditor Agreement provides that each of the Third Lien Representative and the Noteholder Collateral Agent, for itself and on behalf of each other Third Lien Claimholder represented by it, agrees that it will not seek consultation rights in connection with, and it will not object to or oppose, a motion to sell, liquidate or otherwise dispose of Collateral under Section 363 of the Bankruptcy Code if the requisite Senior Claimholders have consented to such sale, liquidation or other disposition. The Third Lien Representative and the Noteholder Collateral Agent, for itself and on behalf of each other Third Lien Claimholder represented by it, further agreed that it will not directly or indirectly oppose or impede entry of any order in connection with such sale, liquidation or other disposition, including orders to retain professionals or set bid procedures in connection with such sale, liquidation or disposition, if the requisite Senior Claimholders have consented to (i) such retention of professionals and bid procedures in connection with such sale, liquidation or disposition of such assets or (ii) the sale, liquidation or disposition of such assets, in which event the Third Lien Claimholders will be deemed to have consented to the sale or disposition of Collateral pursuant to Section 363(f) of the Bankruptcy Code, so long as such order does not impair the rights of the Third Lien Claimholders under Section 363(k) of the Bankruptcy Code, subject to the terms of the Third Lien Intercreditor Agreement; provided that the net cash proceeds of such sale or other disposition are permanently applied to pay the principal or face amount of the Senior Obligations.

Release of Liens

The Company and the Guarantors are entitled to releases of assets included in the Collateral from the Liens securing Note Obligations under any one or more of the following circumstances:

(1)	upon the full and final payment and performance of all Note Obligations of the Company and the Guarantors;

(2)

with respect to any asset constituting Collateral, if such Collateral is sold or otherwise disposed of in accordance with the terms of the covenant entitled “Asset Sales” and the Collateral Agreements and the Company has delivered to the Noteholder Collateral Agent an officers’ certificate certifying to such effect; provided that (a) any cash received from a disposition of Collateral will be required to be deposited in a deposit account controlled by the Company and held as Collateral subject to the Liens pending its application or use in compliance with the Asset Sales covenant and, from such deposit account, the

Company or any Restricted Subsidiary may withdraw funds to deploy the proceeds of an Asset Sale in compliance with the Asset Sales covenant; and (b) to the extent that any disposition in such Asset Sale was of Collateral, the non-cash consideration received is pledged as Collateral under the Collateral Agreements substantially simultaneously with such sale, in accordance with the requirements set forth in the Indenture and the Collateral Agreements;

(3)	upon legal or covenant defeasance or satisfaction and discharge of the Notes as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge”;

(4)	with respect to an applicable Subsidiary, upon the occurrence of a Contract Unwind Trigger;

(5)	with respect to any assignment of rights under the respective terminated Internal Charter only, upon the occurrence of an Internal Charter Unwind Trigger;

(6)	if any Guarantor is released from its Note Guarantee in accordance with the terms of the Indenture (including by virtue of such Guarantor ceasing to be a Restricted Subsidiary), that Guarantor’s assets will also be released from the Liens securing its Note Guarantee and the other Obligations;

(7)	as provided in the Third Lien Intercreditor Agreement; or

(8)	pursuant to and to give effect to the exclusion described in the third paragraph under “—Collateral Agreements.”

In addition to the foregoing, the Company and the Guarantors will comply with the provisions of TIA Section 314. To the extent applicable, the Company and the Guarantors will comply with TIA Section 314(d), relating to the release of property or securities or relating to the substitution therefor of any property or securities to be subjected to the Lien of the security documents. Any certificate or opinion required by TIA Section 314(d) may be made by an officer of the Company except in cases where TIA Section 314(d) requires that such certificate or opinion be made by an independent Person, which Person will be an independent engineer, appraiser or other expert selected by the Company. Notwithstanding anything to the contrary in this paragraph, the Company will not be required to comply with all or any portion of TIA Section 314(d) if it determines, in good faith based on advice of counsel, that under the terms of TIA Section 314(d) and/or any interpretation or guidance as to the meaning thereof of the SEC, including “no action” letters or exemptive orders, all or any portion of TIA Section 314(d) is inapplicable to one or a series of released Collateral.

No Impairment of the Security Interests

Neither the Company nor any Guarantor is permitted to take any action, or omit to take any action, which action or omission might or would have the result of materially impairing the security interest with respect to the Collateral for the benefit of the Noteholder Collateral Agent, the Trustee and the holders of the Notes except as expressly set forth in, or permitted by, the Indenture Documents and the Third Lien Intercreditor Agreement.

Neither the Company nor the Guarantors shall be permitted to take any action or otherwise attempt to enforce any claim (other than the Credit Agreement Obligations or Senior Secured Note Obligations or obligations arising under any other Credit Facility entered into in accordance with the terms of the Indenture) or maritime Lien (other than the Liens created by the Credit Agreement Collateral Agreements or the Senior Secured Collateral Agreements or other instruments giving rise to any such lien in accordance with the Indenture) against any Vessel that has priority over any claim or Lien of the Noteholder Collateral Agent, the Trustee and the holders of the Notes in respect of any Collateral, including any such claims or Liens arising under Ship Mortgages.

The Indenture provides that any release of Collateral in accordance with the provisions of the Indenture and the Collateral Agreements will not be deemed to impair the security under the Indenture in contravention of the provisions of the Indenture, and that any appraiser or other expert may rely on such provision in delivering a certificate requesting release.

Further Assurances

Neither the Company nor any Guarantor will enter into any agreement that requires the proceeds received from any sale of Collateral to be applied to repay, redeem, defease or otherwise acquire or retire any Indebtedness of any Person, other than as permitted or required by the Indenture and the Collateral Agreements.

To the extent that any agreement, instrument, Mortgage or other document is required to be delivered to give effect to and perfect the Liens, the Company and the Guarantors will be required to use their commercially reasonable efforts to deliver such instruments, Mortgages and/or other documents as soon as possible but in no event later than 20 business days following the Issue Date or, if an asset is acquired or delivered after the Issue Date, not later than 20 business days after such acquisition or delivery date; provided, however, that:

(1) the Company shall, and they shall cause any Guarantor to, at their sole cost and expense deliver to the Noteholder Collateral Agent:

(a) not more than five (5) months after the Issue Date, an opinion of Panamanian counsel to the effect that the Ship Mortgages covering the Panamanian flag vessels have been duly permanently registered in the Public Registry as appropriate in Panama, covering customary matters and substantially similar to the opinion delivered in connection with the Credit Agreement,

(b) not more than 45 days after the Issue Date, a third lien pledge agreement with respect to the shares of Vantage Driller ROCO S.R.L. and an opinion of Romanian counsel with respect thereto covering customary matters and substantially similar to the opinion delivered in connection with the Credit Agreement,

(c) not more than 45 days after the Issue Date, a third ranked quota pledge agreement with respect to the shares of Vantage Holding Hungary Kft., a third ranked floating charge agreement and an opinion of Hungarian counsel with respect thereto covering customary matters and substantially similar to the opinion delivered in connection with the Credit Agreement, and

(d) not more than 45 days after the Issue Date, a third lien share charge with respect to the shares of Vantage International Management Company Pte. Ltd. and an opinion of Singaporean counsel with respect thereto covering customary matters and substantially similar to the opinion delivered in connection with the Credit Agreement, and

(2) to the extent that any agreement, instrument, mortgage or other document referred to in the foregoing or otherwise to be delivered to give effect to and perfect liens in connection the Credit Agreement shall be permitted thereby to be delivered after the Issue Date, any corresponding agreement, instrument, Mortgage or other document required to be delivered to give effect to and perfect the Liens shall be permitted to be delivered after the Issue Date, but no later than substantially concurrently with the time required for delivery of such instrument, mortgage or other document under the Credit Agreement.

Upon the occurrence of a Contract Winning Trigger, the Company shall cause the applicable Subsidiary to pledge its assets and property pursuant to the Collateral Agreements to become part of the Collateral subject to the Liens and shall perfect such Liens as soon as practicable but not later than 20 business days or as soon as practicable where applicable local law requires additional time for compliance with applicable legal requirements; and such Liens shall be released upon the occurrence of a Contract Unwind Trigger, provided that no assets or property have been transferred or sold, directly or indirectly, by the Company or a Guarantor to such applicable Subsidiary that is subject to the “Asset Sales” covenant.

From and after the time the Credit Agreement, the Senior Secured Notes and any other Indebtedness that is secured by a Lien on the Collateral that is senior to the Lien securing the Notes, ceases to be outstanding, the Company will pledge, and will cause any of its relevant Subsidiaries to pledge, as soon as practicable, all of their Equity Interests in P.T. Vantage Drilling Company Indonesia as Collateral subject to the Liens for the benefit of the Noteholder Collateral Agent under the applicable Collateral Agreements, and will deliver such other instruments and execute such other documents as may be reasonably required to perfect such Liens.

The Company shall use commercially reasonable efforts to obtain the approval of the Bank Negara Malaysia under the Malaysian Financial Services Act of 2013, as amended, of the complete guarantee of the Note Obligations by Vantage Drilling (Malaysia) I Sdn. Bhd. pursuant to Article 11 hereof; provided that, notwithstanding anything to the contrary in the Indenture, until such approval has been obtained, Vantage Drilling (Malaysia) I Sdn. Bhd. shall not be treated as a Guarantor for purposes of clause (3) under the definition of “Permitted Liens” or the “Vessel Transfers” covenant, or as a Guarantor (a) to which another Guarantor may sell or otherwise dispose of all or substantially all of its assets or (b) with which or into which another Guarantor may consolidate or merge.

In furtherance of the foregoing, the Company shall, and shall cause any Guarantor to, at its sole cost and expense:

(i)	execute and deliver all such agreements and instruments and take all further action as reasonably necessary to more fully or accurately describe the property intended to be Collateral or the obligations intended to be secured by the Collateral Agreements; and

(ii)	file any such notice filings or other agreements or instruments as may be reasonably necessary under applicable law to perfect the Liens created by the Collateral Agreements.

Authorization of Actions to Be Taken

Each holder of Notes, by its acceptance thereof, is deemed to have consented and agreed to the terms of each Collateral Agreement, as originally in effect and as amended, supplemented or replaced from time to time in accordance with its terms or the terms of the Indenture, to have authorized and directed the Noteholder Collateral Agent to enter into the Collateral Agreements to which it is a party, and to have authorized and empowered the Noteholder Collateral Agent to bind the holders of the Notes as set forth in the Collateral Agreements to which it is a party and to perform its obligations and exercise its rights and powers thereunder, including entering into amendments permitted by the terms of the Indenture or the Collateral Agreements.

Certain Bankruptcy and Other Collateral Limitations

The ability of any Senior Collateral Agent, the Noteholder Collateral Agent, the Trustee and the holders of the Notes to realize upon the Collateral may be subject to certain bankruptcy law limitations in the event of a bankruptcy. See “Risk Factors—Risks Related to Investment in our Company’s Securities—Rights of holders of Notes in the collateral may be adversely affected by bankruptcy proceedings.” The ability of any Senior Collateral Agent, the Noteholder Collateral Agent, the Trustee and the holders of the Notes to foreclose on the Collateral may be subject to lack of perfection, the requirement of third party consents, local law, including those of foreign jurisdictions, prior Liens and practical problems such as lack of jurisdiction over a Vessel due to its physical location, associated with the realization of the Noteholder Collateral Agent’s Lien on the Collateral. See “Risk Factors—Risks Related to our Company’s Business—Because we are incorporated under the laws of the Cayman Islands, stakeholders may face difficulties in protecting their interests, and their ability to protect their rights through the U.S. federal courts may be limited.”

Additionally, any Senior Collateral Agent or the Noteholder Collateral Agent may need to evaluate the impact of the potential liabilities before determining to foreclose on the Vessels, on any assignment of Equity Interests or on any Collateral consisting of any real property because a secured creditor that holds a Lien on any thereof may be held liable under environmental laws for the costs of remediating or preventing releases or threatened releases of hazardous substances from vessels or at such real property or become liable for other obligations of the Company or relevant Guarantor such as maritime liens. Consequently, a Senior Collateral Agent or the Noteholder Collateral Agent may decline to foreclose on such Collateral or exercise remedies available if it does not receive indemnification to its satisfaction from the holders of the Notes.

•

Subject to the restrictions on incurring Indebtedness and granting Liens in respect thereof in the Indenture or the Senior Loan Documents, the Company, the Guarantors and the Restricted Subsidiaries will also have the right, among other things, to incur Indebtedness, including, without limitation, Capital Lease Obligations and mortgage and purchase money obligations and acquire assets with the proceeds of such Indebtedness, which assets could be subject to Liens that secures such Indebtedness. To the extent third parties’ hold Liens (whether or not such Liens are Permitted Liens), such third parties may have rights and remedies with respect to the assets subject to such Liens that, if exercised, could adversely affect the value of the Collateral or the Noteholder Collateral Agent’s remedies. By its nature, some or all of the Collateral will be illiquid and may have no readily ascertainable market value and any sale of such Collateral separately from the assets of the Company and the Guarantors as a whole may not be feasible. Accordingly, there can be no assurance that the Collateral can be sold in a short period of time, if at all. See “Risk Factors—Risks Related to Investment in our Company’s Securities—There may not be sufficient collateral to pay all or any portion of the Notes.” The enforceability of any of the arrangements set forth in any intercreditor agreement may be subject to the application of insolvency laws outside the United States. See “Risk Factors—Risks Related to Investment in our Company’s Securities—Foreclosing on the collateral may be difficult.”

Withholding Taxes

All payments made on behalf of the Company or any Guarantor under or with respect to the Notes or the Note Guarantees must be made free and clear of and without withholding or deduction for, or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of any Specified Tax Jurisdiction or by any authority or agency therein or thereof having power to tax (or the jurisdiction of incorporation or organization of any successor of the Company or any Guarantor) (hereinafter “Taxes”), unless the Company or the applicable Guarantor, as applicable, are so required to withhold or deduct Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency. If the Company or any Guarantor (or any successor of any of them), as applicable, are so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Notes or the Note Guarantee, the Company or such Guarantor (or any successor of any of them), as applicable, will be required to pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder (including Additional Amounts) after such withholding or deduction will not be less than the amount the holder would have received if such Taxes had not been withheld or deducted; provided, however, that no Additional Amounts will be payable with respect to payments treated as a dividend under the tax laws of the relevant Specified Tax Jurisdiction or payments made to a holder (such holder in such capacity, an “Excluded Holder”) in respect of a Beneficial Owner (i) which is subject to such Taxes by reason of its being connected with any Specified Tax Jurisdiction, including such Holder or Beneficial Owner being or having been a citizen or resident thereof or being or having been engaged in a trade or business or present therein or having, or having had, a permanent establishment therein, otherwise than by the mere holding of Notes, the enforcement of rights under the Indenture or the receipt of payments thereunder (or under the related Note Guarantee), (ii) which presents any Note for payment of principal more than 30 days after the later of (x) the date on which payment first became due and (y) if the full amount payable has not been received by the Trustee on or prior to such due date, the date on which, the full amount payable having been so received, notice to that effect shall have been given to the holders by the Trustee, except to the extent that the holder would have been entitled to such Additional Amounts on presenting such Note for payment on the last day of the applicable 30-day period, (iii) which failed duly and timely to comply with a reasonable, timely request of the Company to provide, to the extent it is legally entitled to do so, information, documents or other evidence concerning the holder’s nationality, residence, entitlement to treaty benefits, identity or connection with any Specified Tax Jurisdiction, if and to the extent that due and timely compliance with such request would have reduced or eliminated any Taxes as to which Additional Amounts would have otherwise been payable to such holder but for this clause (iii), (iv) except as specifically provided in this section, on account of any estate, inheritance, gift, sale, transfer, personal property or other similar Tax, (v) which is a fiduciary, a partnership or not the Beneficial Owner of any payment on a Note, if and to the extent that any beneficiary or settlor of such fiduciary, any partner in such partnership or the Beneficial Owner of such payment (as the case may be) would not have been entitled to receive Additional Amounts with respect to such payment if such beneficiary, settlor, partner or Beneficial Owner had been the holder of such Note, (vi) on account of Taxes imposed on a payment to an individual or to the benefit of an individual and required to be made pursuant to the European Council Directive 2003/48/EC, European Council Directive 2014/48/EU or any other directive implementing the conclusions of the ECOFIN Council meeting of November 26 and 27, 2000 on the taxation of savings income, or any law implementing or complying with, or introduced in order to conform to, those directives, (vii) to the extent the Additional Amount relates to any Taxes imposed on a Note presented for payment by or on behalf of a holder who would have been able to avoid that withholding or deduction by presenting the relevant Note to another paying agent in a member state of the European Union, (viii) on account of or pursuant to an agreement described in Section 1471(b) of the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Tax Code”), or otherwise pursuant to Section 1471 through 1474 of the U.S. Tax Code, any current or future regulations or agreements thereunder, official interpretations thereof, or any laws, rules or practices implementing an intergovernmental approach thereto, or (ix) any combination of the foregoing numbered clauses of this proviso. The Company or any applicable Guarantor (or any successor of any of them), as applicable, will also make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority as and when required in accordance with applicable law. The Company or any applicable Guarantor (or any successor of any of them), as applicable, will furnish to the Trustee, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, copies of tax receipts evidencing such payment by the Company or such Guarantor (or any successor of any of them), as applicable, (i) in such form as provided in the normal course by the taxing authority imposing such Taxes and as is reasonably available to the Company or such Guarantor (or any successor of any of them), as applicable, and (ii) certified by such taxing authority (or, if no such certification is available from such taxing authority, then by means of an officers’ certificate from the Company or such Guarantor (or any successor of any of them), as applicable). The Trustee shall thereafter make such evidence available to the holders upon written request. The Company or any Guarantor (or any successor of any of them), as applicable, will upon written request of each holder (other than a holder that is an Excluded Holder with respect to a given payment due hereunder), reimburse each such holder for the amount of (i) any Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the Notes, the Note Guarantee, a Mortgage or other Security Agreement, as applicable, and (ii) any Taxes imposed with respect to any such reimbursement under the immediately preceding clause (i), but excluding any Taxes on such holder’s net income, so that the net amount received by such holder after such reimbursement will not be less than the net amount the holder would have received if Taxes (other than such Taxes on such holder’s net income) on such reimbursement had not been imposed.

Whenever in the Indenture there is mentioned, in any context, (a) the payment of principal, (b) purchase or redemption prices in connection with a purchase or redemption of Notes, (c) interest or (d) any other amount payable on or with respect to any of the Notes, or any payment pursuant to the Note Guarantee, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this section to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The foregoing obligations shall survive any defeasance or discharge of the Indenture.

The Company or the Guarantors will pay any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies that are imposed by any Specified Tax Jurisdiction from the execution, delivery, enforcement or registration of the Notes, the Note Guarantee or a Mortgage or other Collateral Agreement or any other document or instrument in relation thereto, or the receipt of any payments with respect to the Notes, the Note Guarantee, a Mortgage or other Security Agreement.

Redemption and Offer to Purchase

Optional Redemption

At any time prior to the maturity date of the Notes, the Company may, at its option, redeem the Notes, in whole or in part, at one time or from time to time, upon not less than 30 nor more than 60 days’ prior notice, at a redemption price equal to 100% of the principal amount of Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, the applicable Redemption Date, subject to the rights of holders of Notes on the relevant Record Date to receive interest due on the relevant interest payment date in respect of then outstanding Notes.

Unless the Company defaults in the payment of the redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable Redemption Date.

Optional Redemption for Changes in Withholding Taxes

Subject to the terms of, and the relative priorities and related rights set forth in, the Third Lien Intercreditor Agreement, at any time, the Company may redeem all, but not less than all, of the Notes, on not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and any Additional Amounts to the extent any Additional Amounts are due and owing to the applicable Redemption Date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), in the event that the Company or the Guarantors, as the case may be, has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, any Additional Amounts as a result of a change in or an amendment to the laws (including any regulations or rulings promulgated thereunder) of any Specified Tax Jurisdiction (or any relevant jurisdiction, political subdivision or taxing authority thereof or therein), or any change in or amendment to any official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date of the Indenture, and the Company or the Guarantors, as the case may be, cannot avoid such obligation by taking reasonable measures available to them; provided that, (1) the Board of Directors of the Company determines in good faith that the aggregate amount of such Additional Amounts would create additional annual costs in excess of 0.50% of the aggregate principal amount of Notes then outstanding; and (2) (a) no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Company or the Guarantors, as the case may be, would be obligated to pay such Additional Amounts if a payment in respect of the Notes or the Note Guarantee were then due, and (b) at the time any such redemption notice is given, such obligation to pay Additional Amounts must remain in effect. Prior to any redemption of the Notes, the Company will be required to deliver to the Trustee (i) an officers’ certificate stating that (x) the Company or the Guarantors, as the case may be, cannot avoid obligations to pay Additional Amounts by taking reasonable measures available to them and (y) the Company is otherwise entitled to effect such redemption and attaching the resolutions of the Board of Directors of the Company as to additional annual costs described above and (ii) an opinion of independent legal counsel of recognized standing stating that the Company would be obligated to pay Additional Amounts as a result of a change in tax laws or regulations and, in the case of (i) and (ii), stating that the conditions precedent to the right of redemption have occurred. No such notice of redemption may be given more than 60 days before or more than 270 days after the Company or any Guarantors, as the case may be, first becomes liable or aware of the liability to pay any Additional Amounts as a result of a change or amendment described above.

Mandatory Redemption Upon Event of Loss of a Vessel

Subject to the terms of, and the relative priorities and related rights set forth in, the Third Lien Intercreditor Agreement, upon the occurrence or happening of any Event of Loss, the Company shall be required to redeem Notes and such other pari passu Indebtedness containing provisions similar to those set forth in the Indenture with respect to a redemption upon Event of Loss, in an amount equal to the maximum principal amount of Notes (subject to the last paragraph under the caption “—Selection and Notice”) and such other pari passu Indebtedness that may be purchased out of the Event of Loss Proceeds received in respect of such loss upon not less than 30 nor more than 60 days’ notice to the Trustee, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest on the Notes redeemed to the applicable Redemption Date. The Company shall deliver the redemption notice to the holders of the Notes within 30 days of the receipt of any Event of Loss Proceeds. If the aggregate principal amount of Notes and other pari passu Indebtedness exceeds the amount of Event of Loss Proceeds, the Noteholder Collateral Agent shall select Notes and such other pari passu Indebtedness to be redeemed on a pro rata basis (or as near to a pro rata basis as permitted by the Applicable Procedures) by lot to the extent practicable or by such other method in accordance with the Applicable Procedures of the Depositary. All Event of Loss Proceeds received in respect of an Event of Loss will be required to be deposited in a deposit account controlled by the Noteholder Collateral Agent and held as Collateral subject to a Lien under the Collateral Agreements pending their application to redemption of Notes and such other pari passu Indebtedness and, from such deposit account, the Noteholder Collateral Agent may withdraw funds to deploy the Event of Loss Proceeds in compliance with the foregoing.

Change of Control

Subject to the terms of, and the relative priorities and related rights set forth in, the Third Lien Intercreditor Agreement, if a Change of Control occurs, each holder of Notes will have the right to require the Company to repurchase all or any part of that holder’s Notes pursuant to a change of control offer (a “Change of Control Offer”) on the terms set forth in the Indenture. In the Change of Control Offer, the Company will offer a payment (the “Change of Control Payment”) in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest on the Notes repurchased to the date of purchase, subject to the rights of holders of Notes on the relevant record date to receive interest due on the relevant interest payment date. Within ten business days following any Change of Control, the Company will send a notice to the Trustee and each holder describing the transaction or transactions that constitute the Change of Control and, subject to the next sentence, offering to repurchase Notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is sent (the “Change of Control Payment Date”), pursuant to the procedures required by the Indenture and described in such notice. Each holder will only have the right to require the Company to repurchase all or any part of that holder’s Notes pursuant to the Change of Control Offer in a minimum amount equal to the Current Principal Amount of Notes per Unit on such Redemption Date represented by a single Stapled Security, and, to the extent such holder holds more than a single Stapled Security, integral multiples of such amount, and any new Notes issued to holders whose Notes are purchased in part will be issued in multiples of such amount. The Company will comply with the requirements of Rule 14e-l under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such compliance.

On or before the Change of Control Payment Date, the Company will, to the extent lawful:

(1)	accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(3)	deliver or cause to be delivered to the Trustee the Notes properly accepted together with an officers’ certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Company.

The paying agent will promptly send to each holder of Notes properly tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such Note will be in a principal amount of $1.00 or in integral multiples of $0.01 in excess thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require the Company to make a Change of Control Offer following a Change of Control are applicable whether or not any other provisions of the Indenture are applicable.

Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

The Company will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has previously been given pursuant to the Indenture as described above under the caption “—Redemption and Offer to Purchase,” unless and until there is a default in payment of the applicable redemption price.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and the Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Company to repurchase its Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and the Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

The Change of Control provisions of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect the Company’s capital structure or credit ratings.

Future agreements governing Indebtedness the Company and its respective Subsidiaries may contain prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale and including repurchases or other prepayments in respect of the Notes. The exercise by the holders of Notes of their right to require the Company to repurchase the Notes upon a Change of Control or Asset Sale or upon a Mandatory Redemption Upon Event of Loss of a Vessel could cause a default under these other agreements, even if the Change of Control or Asset Sale or event giving rise to the Mandatory Redemption Upon Event of Loss of a Vessel itself does not, due to the financial effect of such repurchases or redemption on the Company or its respective Subsidiaries. In the event a Change of Control, Asset Sale or event giving rise to the Mandatory Redemption Upon Event of Loss of a Vessel occurs at a time when the Company is prohibited from purchasing or redeeming Notes, the Company could seek the consent of its other applicable debt holders or lenders to purchase the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain a consent or repay those borrowings, the Company will remain prohibited from purchasing Notes. In that case, the Company’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture, which could, in turn, constitute a default under other Indebtedness of the Company. Finally, the Company’s ability to pay cash to the holders of Notes upon a repurchase or redemption may be limited by the Company’s then existing financial resources. See “Risk Factors—Risks Related to Our Company’s Business—We may be required to repurchase certain of our indebtedness with cash upon a change of control or other triggering events.”

Asset Sales

Subject to the terms of, and the relative priorities and related rights set forth in, the Third Lien Intercreditor Agreement, within 360 days after the receipt of any Net Proceeds from an Asset Sale (including, without limitation, an Involuntary Transfer), the Company or the applicable Restricted Subsidiary, as the case may be, may apply such Net Proceeds at its option:

(1)	to repay Indebtedness of the Company or the Restricted Subsidiaries, including Notes, Senior Secured Notes and permanent reductions of Obligations under any Credit Facility (and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto);

(2)	to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business of the Company, if, after giving effect to any such acquisition of Capital Stock, such Permitted Business is or becomes a Restricted Subsidiary;

(3)	to make a capital expenditure for the Company or any of the Restricted Subsidiaries; or

(4)	to acquire other assets that are not classified as current assets under GAAP and that are used or useful in the Company’s Permitted Business;

provided that clauses (2) through (4) above shall be deemed to be satisfied if a bona fide binding contract committing to make the investment, acquisition or expenditure referred to herein is entered into by the Company or any Restricted Subsidiary, as the case may be, with a Person within such 360-day period and such Net Proceeds are subsequently applied in accordance with such contract within one year and six months following the date of such Asset Sale. In the event any such contract is later cancelled or terminated for any reason before the Net Proceeds are applied in connection therewith, then such Net Proceeds must be applied as set forth herein and if such termination or cancellation occurs later than the 360-day period, shall constitute Excess Proceeds as set forth below.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first paragraph of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $10.0 million, the Company will, within ten (10) business days thereof, make an offer (the “Asset Sale Offer”) to all holders of Notes and all holders of other pari passu Indebtedness containing provisions similar to those set forth in the

Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of Notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount plus accrued and unpaid interest to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the Indenture and the Collateral Agreements; provided that pending any such application, the proceeds of the Asset Sale, whether assets, property or cash, are subject to a Lien under the Collateral Agreements. If the aggregate principal amount of Notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee will select the Notes and the Company shall select such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

The Company shall not, and the Company shall not permit any Restricted Subsidiary to, enter into or suffer to exist any agreement (other than the Indenture Documents, the Credit Agreement Documents, the Senior Secured Collateral Agreements, similar documents entered into in accordance with the Indenture, and collateral documents creating Liens permitted to be incurred under the covenant described below under the caption “—Liens” provided that such collateral documents do not contain terms materially less favorable to the holders than those contained in the Collateral Agreements) that would place any restriction of any kind (other than pursuant to law or regulation) on the ability of the Company to make an Asset Sale Offer.

The Company will comply with the requirements of Rule 14e-l under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such compliance.

Notwithstanding anything herein or under the caption “—Selection and Notice” to the contrary, (i) tenders of Notes for purchase pursuant to the Asset Sale Offer may be made by holders only in a minimum amount equal to the Current Principal Amount of Notes per Unit on such purchase date and, to the extent such holder holds more than a single Stapled Security, integral multiples of such amount, and (ii) (x) if the aggregate principal amount of Notes surrendered by holders thereof is less than the amount offered to be purchased, all such Notes will be accepted for purchase by the Company or the applicable Restricted Subsidiary, or (y) if the aggregate principal amount of Notes surrendered by holders thereof exceeds the amount offered to be purchased, the Trustee will select (or cause to be selected) the Notes to be purchased in integral multiples of the minimum amount specified above (and in no event, less than such integral multiple) on a pro rata basis (or as near to a pro rata basis as permitted by the Applicable Procedures), by lot to the extent practicable or by such other method as is consistent with the requirements of the Depositary, and such selected Notes will be accepted for purchase by the Company or the applicable Restricted Subsidiary.

Selection and Notice

If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption on a pro rata basis and, with respect to global Notes, such redemption will be processed as a “partial redemption” through the Depositary, in accordance with its rules and procedures as a “Pro Rata Pass-Through Distribution of Principal.” Notes and portions of Notes selected will be in minimum amounts equal to the product of (x) the number of Stapled Securities outstanding on the Redemption Date multiplied by (y) 0.01, and integral multiples thereof.

No Notes of less than $0.01 can be redeemed in part. Notices of redemption will be sent (or transmitted otherwise in accordance with the procedure of DTC) at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address, except that redemption notices may be sent more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. Notices of redemption may, at the Company’s option and discretion, be subject to one or more conditions precedent, including, but not limited to, completion of an Equity Offering or Change of Control, as the case may be. If any such redemption or notice is subject to satisfaction of one or more conditions precedent, such notice shall state that, in the Company’s discretion, the redemption date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the redemption date, or by the redemption date so delayed.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of that Note that is to be redeemed. A Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the holder of Notes upon cancellation of the original Note (and in the case of global Notes, in accordance with the Applicable Procedures of DTC). Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of Notes called for redemption.

Conversion Rights

General

Subject to the provisions of the Indenture, at any time following the occurrence of a Conversion Event and prior to the Maturity Date, the Notes will be convertible into Ordinary Shares at the Conversion Rate then in effect (i) by delivery to the Trustee of an instruction by the Company attaching an instruction of holders of a majority in Principal amount of Notes specifying the aggregate principal amount of Notes to be so converted (“Conversion Notes”), in the case of a Conversion Event specified in clause (a)(i) of the definition thereof, or (ii) by delivery to the Trustee of an instruction by the Company accompanied by a resolution by the Board of Directors of the Company specifying the aggregate principal amount of Notes to be so converted, in the case of a Conversion Event specified in clauses (a)(ii) or (b) of the definition thereof; provided that, in each case, any such instruction shall specify the Conversion Rate then in effect (as determined in accordance with this Indenture), an aggregate principal amount of Notes to be converted of not less than $125,000,000, unless such instruction specifies that all outstanding Notes are to be converted, and, in the case of an instruction relating to a Conversion Event specified in clauses (a)(ii) or (b) of the definition thereof, shall be made in the form of an Officers’ Certificate. Promptly after delivery of such instruction, the Company, or the Trustee at the written request of the Company, shall provide notice of the same to the holders.

The principal amount of the Notes are convertible in minimum denominations equal to the product of (x) the number of Stapled Securities outstanding on the Conversion Effective Date multiplied by (y) 0.01, and integral multiples in excess thereof. Provisions of the Indenture that apply to conversion of all of a Note also apply to conversion of less than all of a Note. Following delivery of the abovementioned instruction, the Notes will be mandatorily convertible into Ordinary Share to the extent of the amount specified in such instruction, subject to the minimum specified in the preceding paragraph, and the Company will, or will arrange for, the provision of a notice of the same to the holders of the Notes. Any such conversion will be effected pro rata among all outstanding Notes, without the need for any direction or instruction of any particular holder of Notes or the consent of any particular holder, by adjusting the principal amount of Notes contained in each unit of Stapled Securities.

Upon the delivery of the instruction described in the immediately preceding paragraph, on the 10th Business Day thereafter (or such later date, not exceeding 15 Business Days after the date of such instruction, as shall be specified in such instruction) (the “Conversion Effective Date”), the Conversion Notes shall be deemed converted, the principal amount of such Conversion Notes shall automatically be extinguished and discharged for all purposes (without the requirement for any further action on behalf of the holders, the Trustee, the Company or any Guarantor), appropriate entries shall be made on the books and records of the Trustee reflecting a corresponding reduction in the principal amount represented by the global Notes, and each holder of any Note (or any interest therein) shall thereafter cease to have any rights with respect to such Conversion Notes except the right to receive the Ordinary Shares into which such Conversion Notes have been converted. Notwithstanding anything in the Indenture to the contrary, if pursuant to the terms of this paragraph a Conversion Effective Date would occur between a Record Date and an Interest Payment Date, the Conversion Effective Date shall occur on the Business Day next succeeding such Interest Payment Date.

The number of Ordinary Shares issuable upon conversion of a Note shall be determined by the Company by multiplying the principal amount of the Note to be converted (including, for the avoidance of doubt, the principal amount of such Note representing interest previously paid by increasing the principal amount thereof) by the Conversion Rate in effect on the Conversion Effective Date. The Initial Conversion Rate is subject to adjustment as described under “—Conversion Rights—Conversion Rate Adjustment.”

A Note in respect of which a holder has exercised the option of such holder to require the Company to repurchase such Note pursuant to an Asset Sale Offer or a Change of Control Offer may be converted only if such holder withdraws such Note from such Asset Sale Offer or Change of Control Offer, as applicable, in accordance with the terms of such Asset Sale Offer or Change of Control Offer.

Conversion Procedures

Conversion Notes shall automatically convert into Ordinary Shares upon the Conversion Effective Date. Ordinary Shares issued upon the Conversion Effective Date shall be issued in the holder’s name unless a holder requests the Ordinary Shares to be issued in a name other than the holder’s name by completing the form entitled “Change in Registered Holder Upon Conversion” attached to the Notes and delivering such form to the Company within 5 Business Days of the date of the notice described in the last sentence of the first paragraph under “—Conversion Rights—General” above. Holders must pay any tax which is due because the holder requests the Ordinary Shares to be issued in a name other than the holder’s name

Subject to the immediately preceding paragraph, the Person in whose name the Conversion Notes are registered shall be deemed to be a shareholder of record on the Conversion Effective Date; provided, however, that if the Conversion Effective Date occurs on any date when the register of members of the Company shall be closed, the Conversion Effective Date shall be effective to constitute the Person or Persons entitled to receive such Ordinary Shares as the record holder or holders thereof for all purposes at the close of business on the next succeeding day on which such register of members is open.

No payment or adjustment will be made for accrued interest, if any, on a converted Note or for dividends or distributions on Ordinary Shares issued upon conversion of a Note. The Conversion Rate and the Conversion Price shall be calculated by the Company and communicated to the Trustee and conversion agent in the form of an Officers’ Certificate.

If more than one Note of a holder is converted at the same time, the number of Ordinary Shares issuable upon the conversion shall be based on the aggregate principal amount of Notes converted.

Conversion Rate Adjustment

The Conversion Rate will be adjusted as described below.

For the purposes of this section, “Ex-Date” means in respect of an issuance, a dividend or a distribution to holders of Ordinary Shares, the first date on which Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question (or if the Ordinary Shares do not then trade on or in such a market or exchange, the date upon which such dividend or distribution is paid).

Adjustment Events

(1) If the Company, at any time or from time to time while any of the Notes are outstanding, exclusively issues Ordinary Shares as a dividend or distribution on Ordinary Shares, or if the Company effects a share split or share combination, then the Conversion Rate will be adjusted based on the following formula:

CR’=        CR0 X OS’

            OS0

where

CRo	=	the Conversion Rate in effect immediately prior to the Ex-Date of such dividend or distribution, or the effective date of such share split or share combination, as applicable;

CR’	=	the Conversion Rate in effect immediately after such Ex-Date or effective date;

OSo	=	the number of Ordinary Shares outstanding immediately prior to such Ex-Date or effective date; and

OS’	=	the number of Ordinary Shares outstanding immediately after such Ex-Date or effective date.

Such adjustment shall become effective immediately after the opening of business on the day following the record date for such dividend or distribution, or the date fixed for determination for such share split or share combination. If any dividend or distribution of the type described in this section is declared but not so paid or made, the Conversion Rate shall again be adjusted to the Conversion Rate which would then be in effect if such dividend or distribution had not been declared.

(2) If the Company, at any time or from time to time while any of the Notes are outstanding, issues to all holders of Ordinary Shares any rights, options or warrants entitling them for a period of not more than 60 calendar days to subscribe for or purchase Ordinary Shares at a price per share less than the Current Market Price calculated using the declaration date as the date for determination of shareholders entitled to receive such rights, options or warrants, the Conversion Rate shall be adjusted based on the following formula (provided that the Conversion Rate will be readjusted to the extent such rights, options or warrants are not exercised prior to their expiration):

CR’= CR0 x	OS0 + X
OS0 + Y

where

CR0	=	the Conversion Rate in effect immediately prior to the Ex-Date for such issuance;

CR’	=	the Conversion Rate in effect immediately after such Ex-Date;

OS0	=	the number of Ordinary Shares outstanding immediately after such Ex-Date;

X	=	the total number of Ordinary Shares issuable pursuant to such rights, options and warrants (the “Underlying Shares”); and

Y	=	the number of Ordinary Shares which the aggregate exercise price at which the Underlying Shares may be subscribed for or purchased pursuant to such rights, options or warrants would purchase at such Current Market Price.

To the extent such rights, options or warrants are not exercised prior to their expiration or termination, the Conversion Rate shall be readjusted to the Conversion Rate which would then be in effect had the adjustments made upon the issuance of such rights, options or warrants been made on the basis of the delivery of only the number of Ordinary Shares actually delivered. In the event that such rights, options or warrants are not so issued, the Conversion Rate shall again be adjusted to be the Conversion Rate which would then be in effect if the date fixed for the determination of shareholders entitled to receive such rights, options or warrants had not been fixed. In determining whether any rights, options or warrants entitle the holders to subscribe for or purchase Ordinary Shares at less than such Current Market Price, and in determining the aggregate offering price of such Ordinary Shares, there shall be taken into account any consideration received for such rights, options or warrants and the value of such consideration, if other than cash, as shall be determined in good faith by the Board of Directors of the Company.

For the purposes of this section, rights, options or warrants distributed by the Company to all holders of Ordinary Shares entitling them to subscribe for or purchase shares of the Company’s Capital Stock, including Ordinary Shares (either initially or under certain circumstances), which rights, options or warrants, until the occurrence of a specified event or events (a “Trigger Event”): (i) are deemed to be transferred with such Ordinary Shares; (ii) are not exercisable; and (iii) are also issued in respect of future issuances of Ordinary Shares, shall be deemed not to have been distributed for purposes of this section, (and no adjustment to the Conversion Rate under this section will be required) until the occurrence of the earliest Trigger Event, whereupon such rights, options and warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Conversion Rate shall be made under this section. If any such right, option or warrant, including any such existing rights, options or warrants distributed prior to the Issue Date, are subject to events, upon the occurrence of which such rights, options or warrants become exercisable to purchase different securities, evidences of Indebtedness or other assets, then the date of the occurrence of any and each such event shall be deemed to be the date of distribution and record date with respect to new rights, options or warrants with such rights (and a termination or expiration of the existing rights, options or warrants without exercise by any of the holders thereof). In addition, in the event of any distribution (or deemed distribution) of rights, options or warrants, or any Trigger Event or other event (of the type described in the preceding sentence) with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to the Conversion Rate under this section was made, (x) in the case of any such rights, options or warrants which shall all have been redeemed or purchased without exercise by any holders thereof, the Conversion Rate shall be readjusted upon such final purchase to give effect to such distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share redemption or purchase price received by a holder of Ordinary Shares with respect to such rights, options or warrants (assuming such holder had retained such rights, options or warrants), made to all applicable holders of Ordinary Shares as of the date of such redemption or purchase, and (y) in the case of such rights, options or warrants which shall have expired or been terminated without exercise by any holders thereof, the Conversion Rate shall be readjusted as if such rights, options and warrants had not been issued.

(3) If the Company or any of its Subsidiaries makes a payment in respect of a tender offer or exchange offer for Ordinary Shares, to the extent that the cash and Fair Market Value (as determined by the Board of Directors of the Company acting in good faith, whose determination shall be conclusive and described in a resolution) of any other consideration included in the payment per share of Ordinary Shares exceeds the Closing Sale Price per share of Ordinary Shares on the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the Conversion Rate shall be increased based on the following formula:

CR’= CR0 x	AC + (SP’ x OS’)
OS0 + SP’

where

CR0	=	the Conversion Rate in effect on the date the tender or exchange offer expires;

CR’	=	the Conversion Rate in effect on the day next succeeding the date the tender or exchange offer expires;

AC	=	the aggregate value of all cash and Fair Market Value (determined as aforesaid) of any other consideration paid or payable for shares purchased in such tender or exchange offer;

OS0	=	the number of Ordinary Shares outstanding immediately prior to the date such tender or exchange offer expires;

OS’	=	the number of Ordinary Shares outstanding immediately after the date such tender or exchange offer expires; and

SP’	=	the Closing Sale Price per share of Ordinary Shares on the Trading Day next succeeding the date such tender or exchange offer expires.

The adjustment to the Conversion Rate under this subsection (3) shall occur on the Business Day following the date such tender or exchange offer expires.

If the Company is obligated to purchase shares pursuant to any such tender or exchange offer, but the Company is permanently prevented by applicable law from effecting any such purchases or all such purchases are rescinded, the Conversion Rate shall again be adjusted to be the Conversion Rate that would then be in effect if such tender or exchange had not been made.

All calculations under this section shall be made by the Company.

For purposes of this section, the number of Ordinary Shares at any time outstanding shall not include shares held in the treasury of the Company so long as the Company does not pay any dividend or make any distribution on Ordinary Shares held in the treasury of the Company, but shall include shares issuable in respect of scrip certificates issued in lieu of fractions of Ordinary Shares.

Notwithstanding the forgoing, if the application of the foregoing formulas would result in a decrease in the Conversion Rate (other than as a result of a reverse stock split or a stock combination), no adjustment to the Conversion Rate shall be made.

If after an adjustment a holder of a Note upon conversion of such Note may receive shares of two or more classes of Capital Stock of the Company, the Conversion Rate shall thereafter be subject to adjustment upon the occurrence of an action taken with respect to any such class of Capital Stock as is contemplated by this section with respect to the Ordinary Shares, on terms comparable to those applicable to Ordinary Shares in this section.

Events that Will Not Result in Adjustments

No adjustment to the Conversion Rate will be required unless the adjustment would require an increase or decrease of at least 1% of the Conversion Rate. If the adjustment is not made because the adjustment does not change the Conversion Rate by at least 1%, then the adjustment that is not made will be carried forward and taken into account in any future adjustment. All calculations under this section will be made to the nearest cent or to the nearest 1/1,000th of an Ordinary Share, as the case may be.

No adjustment to the Conversion Rate shall be made if the holders of the Notes may participate in the transaction that would otherwise give rise to an adjustment pursuant to the provisions described under “—Conversion Rights—Conversion Rate Adjustment—Adjustment Events” without having to convert their Notes; provided that an adjustment shall be made at such time as the holders are no longer entitled to participate.

Notwithstanding anything to the contrary in this “Conversion Rights” section, no adjustment to the Conversion Rate shall be made:

(i) upon the issuance of any Ordinary Shares pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on the Company’s securities and the investment of additional optional amounts in Ordinary Shares under any plan;

(ii) upon the issuance of any Ordinary Shares or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by the Company or any of its Subsidiaries;

(iii) upon the issuance of any Ordinary Shares pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in clause (ii) above outstanding as of the Issue Date;

(iv) for a change in the par value of the Ordinary Shares or a change to no par value of the Ordinary Shares;

(v) for accrued and unpaid interest or for interest paid by increasing the principal amount of the Notes; or

(vi) to the extent that the Notes become convertible into cash in accordance with the terms and conditions of the Indenture and the Notes, no adjustment need be made thereafter as to the cash, and interest will not accrue on the cash.

No adjustment to the Conversion Rate shall be made for the Company’s issuance of Ordinary Shares or securities convertible into or exchangeable for Ordinary Shares or rights to purchase Ordinary Shares or convertible or exchangeable securities, other than as provided in this section entitled “—Conversion Rights.”

Voluntary Increase of the Conversion Rate

The Company from time to time may increase the Conversion Rate (and thereby reduce the Conversion Price) by any amount for a period of at least twenty (20) days and the Board of Directors of the Company shall have made a determination that such increase would be in the best interests of the issuer, which determination shall be conclusive. Whenever the Conversion Rate is increased (and the Conversion Price reduced) pursuant to this section, a notice of the increase in the Conversion Rate and resulting decrease in the Conversion Price must be disclosed in accordance with the Indenture and must be delivered to holders at least fifteen (15) days prior to the date the increased Conversion Rate and decreased Conversion Price takes effect, which notice shall state the increased Conversion Rate, the decreased Conversion Price and the period during which such Conversion Rate and Conversion Price will be in effect.

Certain Covenants

Set forth below are summaries of certain covenants that are contained in the Indenture. If on any date following the Issue Date, (i) the Notes have Investment Grade Ratings from both Rating Agencies, and (ii) no Default has occurred and is continuing under the Indenture then, beginning on that day (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event”), the covenants specifically listed under the following captions in this “Description of the Notes” section of this prospectus will be suspended (collectively, the “Suspended Covenants”):

(1)	“—Asset Sales”; and

(2)	“—Additional Note Guarantees.”

If and while the Company and the Restricted Subsidiaries are not subject to the Suspended Covenants, the Notes will be entitled to substantially less covenant protection. In the event that the Company and the Restricted Subsidiaries and are not subject to the Suspended Covenants under the Indenture for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies withdraw their Investment Grade Rating or downgrade the rating assigned to the Notes below an Investment Grade Rating, then the Company and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants under the Indenture with respect to events from any such Reversion Date until the maturity of the Notes unless there is a subsequent Covenant Suspension Event. The period of time between any Covenant Suspension Event and any Reversion Date is referred to in this description as the “Suspension Period.”

Notwithstanding that the Suspended Covenants may be reinstated, the failure to comply with the Suspended Covenants during the Suspension Period (including any action taken or omitted to be taken with respect thereto) or after the Suspension Period based solely on events that occurred during the Suspension Period will not give rise to a Default or Event of Default under the Indenture. In addition, the Indenture also permits, without causing a Default or Event of Default, the Company and the Restricted Subsidiaries to honor any contractual commitments with respect to the Suspended Covenants entered into during a Suspension Period following a Reversion Date; provided that such contractual commitments were entered into during the Suspension Period and not in contemplation of a reversion of the Suspended Covenants.

For purposes of the “—Asset Sales” covenant, on the Reversion Date, any unutilized Excess Proceeds amount will be reset to zero.

There can be no assurance that the Notes will ever achieve or maintain Investment Grade Ratings.

Liens

The Company will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind on any asset or property now owned or hereafter acquired that secures any Obligations under any Indebtedness (except Permitted Liens).

Merger, Consolidation; Sale of Assets

The Company will not, directly or indirectly: (1) consolidate or merge with or into another Person; or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries, taken as a whole, in one or more related transactions, to another Person, unless:

(1)	either: (a) the Company is the surviving Person; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a Person organized or existing under the laws of any of the Cayman Islands, the United States, any state of the United States or the District of Columbia;

(2)	the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of the Company under the Notes and the other Obligations under the Indenture and the Collateral Agreements, as applicable, pursuant to a supplemental indenture or an amendment thereto, as applicable, in each case reasonably satisfactory to the Trustee and the Noteholder Collateral Agent, as applicable, provided that, if such Person is a limited liability company or a limited partnership, then the Company or such Person shall have the Notes assumed or issued, on a joint and several basis, with a corporation in which it owns 100% of the Equity Interests; and

(3)	immediately after such transaction, no Default or Event of Default exists.

In addition, the Company will not, directly or indirectly, lease all or substantially all of the properties and assets of the Company or the Restricted Subsidiaries, taken as a whole, in one or more related transactions to any other Person; provided, however, that for purposes of this covenant, contracts for drilling services or charters entered into in the ordinary course of business shall not be considered leases regardless of their treatment under GAAP.

Clause (3) of the first paragraph of this covenant will not apply to a merger of the Company with an Affiliate solely for the purpose of reincorporating the Company in another jurisdiction.

Business Activities

The Company will not, and will not permit any of the Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and the Restricted Subsidiaries taken as a whole.

Additional Note Guarantees

For so long as the Credit Agreement is outstanding, the Company will not permit any of its Restricted Subsidiaries, other than a Guarantor, to guarantee the payment of any Credit Facility of the Company or any other Guarantor unless, within 20 Business Days of the date on which such Subsidiary becomes subject to this paragraph, the Company: (1) causes such Subsidiary to (A) execute a supplemental indenture pursuant to which such Subsidiary will become a Guarantor; and (B) execute amendments to or otherwise accede to or join the Collateral Agreements and cause the same to be perfected pursuant to which it becomes subject to the obligations of a Guarantor thereunder and pledge its assets, including the Equity Interests it owns in any of its Subsidiaries, pursuant to the Collateral Agreements; and (2) delivers an Opinion of Counsel reasonably satisfactory in form to the Trustee.

If at any time after the Credit Agreement ceases to be outstanding, (i) the Company or any Restricted Subsidiaries acquire or create another Restricted Subsidiary, other than an Immaterial Subsidiary, (ii) any Restricted Subsidiary that constitutes an Immaterial Subsidiary ceases to constitute an Immaterial Subsidiary, (iii) any Subsidiary of the Company that is not already a Guarantor guarantees any Credit Facility or owns any Vessel, (iv) any Subsidiary of the Company that is not already a Guarantor is the subject of a Contract Winning Trigger or (v) any Subsidiary of the Company that is not already a Guarantor becomes an Internal Charterer, then, within 20 Business Days of the date on which such Subsidiary becomes subject to this paragraph, the Company will: (1) cause such Subsidiary to: (A) execute a supplemental indenture pursuant to which such Subsidiary will become a Guarantor; and (B) execute amendments to or otherwise accede to or join the Collateral Agreements and cause the same to be perfected pursuant to which it becomes subject to the obligations of a Guarantor thereunder and pledge its assets, including the Equity Interests it owns in any of its Subsidiaries, pursuant to the Collateral Agreements; and (2) deliver an Opinion of Counsel reasonably satisfactory in form to the Trustee, provided that to the extent a Subsidiary of the Company became a Guarantor solely due to clause (iv) above, such Subsidiary will be released from its Note Guarantee and related pledge following the occurrence of a Contract Unwind Trigger provided the conditions to that release are satisfied.

No such Subsidiary will be required to provide any such Note Guarantee to the extent that the granting of such guarantee would be a violation of applicable laws.

Each Note Guarantee may be released as described above under the caption “—Note Guarantees.”

Vessel Transfers and Partial Vessel Sales

Vessel Transfers

The Company and the Guarantors will be permitted to transfer all of the legal title to a Vessel from one existing Guarantor to another existing Guarantor (or to an entity that simultaneously with such transfer becomes a Guarantor) subject to all of the existing security that is Collateral covering such Vessel remaining in place. The Company also covenants in the Indenture as follows:

(1)	the Company will give the Noteholder Collateral Agent written notice of any such proposed transfer not fewer than 14 days prior to the anticipated date of such transfer;

(2)	the bill of sale or other instrument of transfer will explicitly state that the transfer is subject to the assumption or continuance of the existing Ship Mortgage in full force and effect;

(3)	the relevant Vessel will be duly re-registered in the name of the transferee Guarantor under the laws and flag of the relevant jurisdiction simultaneously with such transfer and evidence thereof delivered to the Noteholder Collateral Agent on such date;

(4)	if appropriate in the opinion of the legal counsel described in subclause (7) below, an instrument of assumption of mortgage will be executed by the transferee Guarantor and the Noteholder Collateral Agent and registered promptly with such transfer with the appropriate authorities of the Vessel’s jurisdiction of registry, or any such other instrument required to perfect a Ship Mortgage in favor of the Noteholder Collateral Agent as required by the Vessel’s jurisdiction of registry;

(5)	simultaneously with such transfer, the transferee Guarantor will acknowledge in writing to the Noteholder Collateral Agent that the Ship Mortgage and all other Collateral relating to the Vessel remains in full force and effect and is ratified and confirmed by the transferee Guarantor;

(6)	on the same date of such transfer, the Company and the transferee Guarantor will deliver to the Noteholder Collateral Agent a certificate of ownership and encumbrance or similar certificate issued by the jurisdiction of registration of the Vessel evidencing re-registration in the name of the transferee Guarantor and the continuance of the Ship Mortgage in favor of the Noteholder Collateral Agent; and

(7)	the Company will cause to be delivered to the Noteholder Collateral Agent on the same date of such transfer a legal opinion from outside counsel reasonably satisfactory to the Noteholder Collateral Agent to the following effect (i) the Vessel is duly registered (preliminarily registered, if the jurisdiction is Panama) in the name of the transferee Guarantor with the appropriate authorities of the Vessel’s jurisdiction of registry; (ii) the Ship Mortgage constitutes the legal, valid and binding obligation of the transferee Guarantor and remains duly registered as a Required Priority Lien or ship mortgage in favor of the Noteholder Collateral Agent with priority dating back to the date on which such Ship Mortgage was initially registered in favor of the Noteholder Collateral Agent; (iii) an assumption of the Ship Mortgage by the transferee Guarantor has been duly registered (preliminarily registered, if the jurisdiction is Panama) (or an opinion that such an assumption is not required to maintain the status of the mortgage or the assumption by the transferee Guarantor of all obligations of the mortgagor thereunder); (iv) all Collateral relating to the Vessel constitutes legal, valid and binding obligations of the transferee Guarantor; (v) all filings and consents with respect to such transfer in the relevant jurisdictions have been obtained or made; and (vi) such transfer is in compliance with the terms of the Indenture. Such legal opinion shall be in form and substance reasonably satisfactory to the Noteholder Collateral Agent. The counsel issuing such opinion may rely on local counsel admitted to practice in the jurisdiction of registration of the Vessel with respect to matters governed by the laws of such jurisdiction. If the Vessel transferred is registered under the laws and flag of Panama, the Company will also deliver to the Noteholder Collateral Agent an opinion of Panamanian counsel reasonably satisfactory to the Noteholder Collateral Agent not later than five (5) months after the date of transfer confirming that such Vessel has been permanently registered in the name of the transferee Guarantor and that any assumption of Ship Mortgage or other instrument required to be filed has been permanently recorded.

Partial Vessel Sales

The Company and the Guarantors will be permitted to transfer partial interests in a Vessel in a transaction that complies with the terms of the Indenture, including the covenants described above under the captions “—Asset Sales” and “—Merger, Consolidation; Sale of Assets.” The Company will also covenant in the Indenture as follows:

(1)	the Company will give the Noteholder Collateral Agent written notice of any such proposed transfer not fewer than 14 days prior to the anticipated date of such transfer;

(2)	any bill of sale or other instrument of partial transfer shall state on its face that the interest transferred is subject to the lien of the relevant Ship Mortgage;

(3)	the relevant Vessel will be duly re-registered in the joint names of the transferor Guarantor and the transferee showing the individual percentage interest held by each under the laws and flag of the relevant jurisdiction simultaneously with such transfer and evidence thereof delivered to the Noteholder Collateral Agent on such date;

(4)	simultaneously with such transfer the transferee will acknowledge in writing to the Noteholder Collateral Agent that it takes its interest subject to the Ship Mortgage;

(5)	on the same date of such transfer, the Company will deliver to the Noteholder Collateral Agent a certificate of ownership and encumbrance or similar certificate issued by the jurisdiction of registration of the Vessel evidencing (x) re-registration in the joint names of the transferor Guarantor and the transferee and (y) the continuance of the Ship Mortgage in favor of the Noteholder Collateral Agent; and

(6)	the Company will cause to be delivered to the Noteholder Collateral Agent on the same date of such transfer a legal opinion from outside counsel reasonably satisfactory to the Noteholder Collateral Agent to the following effect (i) the Vessel is duly registered (preliminarily registered if the jurisdiction is Panama) in the joint names of the transferor Guarantor and the transferee with the appropriate authorities of the Vessel’s jurisdiction of registry; (ii) the Ship Mortgage continues to constitute the legal, valid and binding obligation of the transferor Guarantor and remains duly registered as a Required Priority Lien or ship mortgage in favor of the Noteholder Collateral Agent with priority dating back to the date on which such Ship Mortgage was initially registered in favor of the Noteholder Collateral Agent; (iii) all Collateral relating to the Vessel continues to constitute legal, valid and binding obligations of the transferor Guarantor; (iv) all filings and consents with respect to such transfer in the relevant jurisdictions have been obtained or made; and (v) such transfer is in compliance with the terms of the Indenture. Such legal opinion shall be in form and substance reasonably satisfactory to the Noteholder Collateral Agent. The counsel issuing such opinion may rely on local counsel admitted to practice in the jurisdiction of registration of the Vessel with respect to matters governed by the laws of such jurisdiction. If the Vessel transferred is registered under the laws and flag of Panama, the Company will also deliver to the Noteholder Collateral Agent an opinion of Panamanian counsel reasonably satisfactory to the Noteholder Collateral Agent not later than five (5) months after the date of transfer confirming that such Vessel has been permanently registered in the joint names of the transferor Guarantor and the transferee.

Earnings Accounts

Subject to the Third Lien Intercreditor Agreement, the Company will, and will cause each of its Restricted Subsidiaries to, cause all Earnings paid or payable to any Note Party under each Drilling Contract to be deposited into one or more Earnings Accounts, and each Earnings Account will at all times be in the name of a Note Party and shall be subject to an Account Control Agreement (or other comparable arrangements under applicable laws effective to perfect the Lien of the Noteholder Collateral Agent under applicable Legal Requirements (and otherwise on terms acceptable to the Noteholder Collateral Agent)) (in each case except for (i) accounts established and used exclusively for the purpose of funding payroll, payroll taxes and other compensation and benefits to employees and (ii) Foreign Deposit Accounts; provided that no such Foreign Deposit Account shall have a cash balance greater than $5,000,000 at any time, and all such Foreign Deposit Accounts, collectively, shall not have a cash balance greater than $25,000,000 in the aggregate at any time, in each case, for more than ten (10) consecutive Business Days); provided that, if the terms of a Drilling Contract, Permitted Third Party Charter, or any applicable Legal

Requirements require that any such Earnings be paid to a non-United States bank account by the counterparty to such Drilling Contract or Permitted Third Party Charter, as applicable, this covenant shall not be deemed violated if funds standing to the credit of such account are transferred as soon as reasonably practicable after deposit thereof in the jurisdiction in which the account is located to an account that qualifies as an Earnings Account.

No Layering of Debt

The Company will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is contractually subordinate or junior in right of payment to any other Indebtedness of the Company unless such Indebtedness is subordinated in right of payment, on substantially similar terms, to the Notes. No Guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is contractually subordinate or junior in right of payment to any other Indebtedness of such Guarantor unless such Indebtedness is subordinated in right of payment, on substantially similar terms, to such Guarantor’s Note Guarantee. No such Indebtedness will be considered to be contractually subordinated or junior in right of payment to any other Indebtedness of the Company or any Guarantor by virtue of being unsecured or by virtue of being secured on a junior priority basis.

Designation of Restricted and Unrestricted Subsidiaries

(1)	The Board of Directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if:

(a)	such Restricted Subsidiary meets the definition of an “Unrestricted Subsidiary”;

(b)	the designation would not constitute or cause (with or without the passage of time) a Default or Event of Default or no Default or Event of Default would be in existence following such designation; and

(c)	the Company delivers to the Trustee a certified copy of a resolution of the Board of Directors of the Company giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions.

If, at any time, any Unrestricted Subsidiary designated as such would fail to meet the preceding requirements as an Unrestricted Subsidiary or any other Unrestricted Subsidiary would fail to meet the definition of an “Unrestricted Subsidiary,” then such Subsidiary will thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture.

In connection with the occurrence of a Contract Unwind Trigger, the Company may cause an applicable Restricted Subsidiary to be designated an Unrestricted Subsidiary if it meets the conditions set forth in clause (1) of this covenant.

(2)	The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary if:

(a)	the designation would not constitute or cause a Default or Event of Default; and

(b)	the Company delivers to the Trustee a certified copy of a resolution of the Board of Directors of the Company giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions.

The Company will be required to designate each applicable Subsidiary that is required to provide a Note Guarantee pursuant to the covenant described under “—Certain Covenants—Additional Note Guarantees” to become a Restricted Subsidiary and will cause each such Subsidiary to become a Guarantor and pledge its assets and property as Collateral pursuant to the Additional Note Guarantees covenant and shall be required to comply with the conditions set forth in this clause (2) in connection therewith within 20 business days or as soon as practicable where applicable local law requires additional time for compliance with applicable legal requirements.

Payments for Consent

The Company will not, and will not permit any of the Restricted Subsidiaries or any of their respective Affiliates to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any Notes are outstanding, commencing on the date on which the annual report on Form 10-K for the fiscal year ended December 31, 2015 is due, the Company will furnish to the holders of Notes or cause the Trustee to furnish to the holders of Notes, within the time periods specified in the SEC’s rules and regulations:

(1)	all quarterly reports on Form 10-Q and annual reports on Form 10-K that would be required to be filed with the SEC on such forms if the Company were required to file such reports under the Exchange Act (which, for the avoidance of doubt, shall include the annual report on Form 10-K for the fiscal year ended December 31, 2015);

(2)	all current reports on Form 8-K that would be required to be filed with the SEC on such form if the Company were required to file such reports under the Exchange Act; and

(3)	in a footnote to the Company’s financial statements included in quarterly or annual reports to be filed or furnished pursuant to clauses (1) and (2) of this paragraph, the financial information required to comply with Rule 3-10 of Regulation S-X under the Securities Act.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on the Company’s consolidated financial statements by the Company’s certified independent accountants. In addition, the Company will post the reports on its website within the time periods specified in the rules and regulations applicable to such reports and the Company will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within those time periods (unless the SEC will not accept such a filing). The Company will be deemed to have furnished such reports referred to above to the Trustee and the holders of the Notes if the Company has filed such reports with the SEC via the EDGAR filing system (or any successor system) and such reports are publicly available.

If at any time the Company is not subject to the periodic reporting requirements of the Exchange Act for any reason, the Company will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified by the SEC for registrants that are non-accelerated filers unless the SEC will not accept such a filing. The Company will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept the Company’s filings for any reason, the Company will post the reports referred to in the preceding paragraphs on its website (or otherwise make available to the holders of the Notes) within the time periods that would apply to non-accelerated filers if the Company were required to file those reports with the SEC.

The quarterly and annual reports and financial information required by the preceding paragraphs will include a Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”) of the Company, which shall include a discussion and analysis of the Company and the Restricted Subsidiaries. If the Board of Directors of the Company has designated any of the Restricted Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and also in the MD&A, of the financial condition and results of operations of the Company and the Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries.

The Company agrees that, for so long as any Notes remain outstanding, it will use commercially reasonable efforts to hold and participate in quarterly conference calls with holders of the Notes and securities analysts relating to the financial condition and results of operations of the Company and the Restricted Subsidiaries.

In addition, the Company and the Guarantors agree that, for so long as any Notes remain outstanding, if at any time they are not required to file with the SEC the reports required by the preceding paragraphs, they will furnish to the holders of Notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Delivery of such reports, information and documents to the Trustee shall be for informational purposes only, and the Trustee’s receipt thereof shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company, compliance with any of their covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers’ Certificates).

Documents filed by us with the SEC via the EDGAR system will be deemed filed with the Trustee as of the time such documents are filed via EDGAR. Delivery of such reports, information and documents to the Trustee is for informational purposes only, and the Trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers’ Certificates).

Events of Default and Remedies

Each of the following is an “Event of Default”:

(1)	default for 30 days in the payment when due of interest with respect to the Notes;

(2)	default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium (including the Applicable Premium), if any, on, the Notes;

(3)	failure by the Company or any of the Restricted Subsidiaries, as the case may be, to timely give notice of redemption and redeem or offer to purchase, purchase and pay for Notes as required by the provisions described under “—Redemption and Offer to Purchase—Change of Control,” “—Redemption and Offer to Purchase—Asset Sales,” or “—Redemption and Offer to Purchase—Mandatory Redemption Upon Event of Loss of a Vessel,” or to comply with the provisions described under “—Certain Covenants— Merger, Consolidation; Sale of Assets”;

(4)	failure by the Company or any of the Restricted Subsidiaries for 45 days after notice to the Company by the Trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding voting as a single class to comply with any other covenants or agreements in the Indenture;

(5)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of the Guarantors (or the payment of which is guaranteed by the Company or any of the Guarantors), whether such Indebtedness now exists, or is created after the date of the Indenture, if that default:

(a)	is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b)	results in the acceleration of such Indebtedness prior to its Stated Maturity; and

in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $30.0 million or more;

(6)	entry by a court or courts of competent jurisdiction of a final judgment or government fine or penalty (whether by agreement, consent decree or otherwise), against the Company, any Guarantor or any Affiliate of the Company (other than Vantage Parent), or entry by the Company, any Guarantor or any Affiliate of the Company (other than Vantage Parent) into any settlement agreement, consent decree or similar agreement with respect to any investigations involving, or claims against, such entity, that would individually or in the aggregate exceed $50.0 million;

(7)	breach by the Company or any Guarantor of any material representation or warranty or agreement in the Collateral Agreements, the repudiation by the Company or any Guarantor of any of its obligations under the Collateral Agreements or the unenforceability of the Collateral Agreements against the Company or any Guarantor for any reason;

(8)	except as permitted by the Indenture, any Note Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee;

(9)	failure by the Company to issue Ordinary Shares upon conversion of Notes in accordance with the provisions of the Indenture and the Notes; and

(10)	certain events of bankruptcy or insolvency described in the Indenture with respect to the Company, any Guarantor or any Restricted Subsidiary that is a Significant Subsidiary, or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default specified in clause (10) above, with respect to the Company or any Restricted Subsidiary, as applicable, all outstanding Notes will become due and payable immediately in cash without further action or notice, and holders of the Notes will be entitled, notwithstanding such acceleration, maturity of such Notes or the commencement of bankruptcy, insolvency or liquidation proceedings or any other event of the nature described in clause (10) above, and irrespective of how such Notes are subsequently paid or redeemed (including any distribution pursuant to a plan of reorganization), to the payment of all amounts that would have been due upon redemption of the Notes if the Company redeemed the Notes at its option at such time pursuant to the provisions described under “—Redemption and Offer to Purchase—Optional Redemption,” which, for the avoidance of doubt, shall be 100% of the principal amount of Notes at such time plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, such time, without prejudice to the rights of such holders to receive any further accrued and unpaid interest from such date to the date of payment. If any other Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in aggregate principal amount of the then outstanding Notes may declare all outstanding Notes to be due and payable immediately in cash, and holders of the Notes will be entitled, notwithstanding such acceleration, maturity of such Notes or the commencement of bankruptcy, insolvency or liquidation proceedings or any other event of the nature described in clause (10) above, and irrespective of how such Notes are subsequently paid or redeemed (including any distribution pursuant to a plan of reorganization), to the payment of all amounts that would have been due upon redemption of the Notes if the Company redeemed the Notes at its option at such time pursuant to the provisions described under “—Redemption and Offer to Purchase—Optional Redemption,” which, for the avoidance of doubt, shall be 100% of the principal amount of Notes at such time plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, such time, without prejudice to the rights of such holders to receive any further accrued and unpaid interest from such date to the date of payment.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any holders of Notes unless such holders have offered to the Trustee reasonable indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (including the Applicable Premium), if any, or interest when due, no holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

(1)	such holder has previously given the Trustee notice that an Event of Default is continuing;

(2)	holders of at least 25% in aggregate principal amount of the then outstanding Notes have requested the Trustee to pursue the remedy;

(3)	such holders have offered the Trustee reasonable security or indemnity satisfactory to it against any loss, liability or expense;

(4)	the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5)	holders of a majority in aggregate principal amount of the then outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee may, on behalf of the holders of all of the Notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or premium (including the Applicable Premium), if any, on, or the principal of, the Notes.

The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No present, past or future director, officer, employee, incorporator or stockholder of the Company, any Restricted Subsidiary or any Guarantor, as such, will have any liability for any obligations of the Company, any Restricted Subsidiary or the Guarantor under the Notes, the Indenture, the Note Guarantees or the Collateral Agreements or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The Company may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an officers’ certificate, elect to have all of its obligations discharged with respect to the outstanding Notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1)	the rights of holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium (including the Applicable Premium), if any, on, such Notes when such payments are due from the trust referred to below;

(2)	the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s and the Guarantors’ obligations in connection therewith; and

(4)	the Legal Defeasance and Covenant Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non- payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, or interest and premium (including the Applicable Premium) on, the outstanding Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to such stated date for payment or to a particular redemption date;

(2)	no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(3)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(4)	the Company must deliver to the Trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding any creditors of the Company or others; and

(5)	the Company must deliver to the Trustee an officers’ certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, and the Trustee, upon receipt from the Company of an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent to satisfaction and discharge have been satisfied, shall execute proper instruments acknowledging satisfaction and discharge of the Indenture, when:

(1)	either:

(a)	all Notes that have been authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or

(b)	all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the sending of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium (including the Applicable Premium), if any, and accrued interest to the date of maturity or redemption;

(2)	no Default or Event of Default has occurred and is continuing on the date of the deposit or shall occur as a result of such deposit (except a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any material instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(3)	the Company or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture and not provided for by the deposit required by clause (1) above; and

(4)	the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or on the redemption date, as the case may be.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture or the other Indenture Documents may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing Default or Event of Default or compliance with any provision of the Indenture or the other Indenture Documents may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

Without the consent of each holder of Notes affected, an amendment, supplement or waiver may not (with respect to any Notes held by a non-consenting holder):

(1)	reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the purchase or redemption of the Notes (other than provisions relating to the covenants described above under “—Redemption and Offer to Purchase”);

(3)	reduce the rate of or change the time for payment of interest on any Note;

(4)	waive a Default or Event of Default in the payment of principal of, interest, or premium (including the Applicable Premium), if any, on, the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the then outstanding Notes and a waiver of the payment default that resulted from such acceleration);

(5)	make any Note payable in money other than that stated in the Notes;

(6)	make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of, interest, or premium (including the Applicable Premium), if any, on, the Notes;

(7)	waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption “—Redemption and Offer to Purchase”);

(8)	release any Guarantor from any of its obligations under its Note Guarantee or the Indenture, except in accordance with the terms of the Indenture;

(9)	adversely affect the conversion rights described above under the caption “—Conversion Rights”; or

(10)	make any change in the preceding amendment and waiver provisions.

The consent of holders representing at least two-thirds of outstanding Notes will be required to release all or substantially all of the Collateral otherwise than in accordance with the Indenture and the Collateral Agreements.

Notwithstanding the preceding, without the consent of any holder of Notes, the Company, the Guarantors, the Trustee and the Noteholder Collateral Agent, as applicable, may amend or supplement the Indenture or the other Indenture Documents:

(1)	to cure any ambiguity, defect or inconsistency;

(2)	to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3)	to provide for the assumption of the Company’s or a Guarantor’s obligations under the Indenture Documents in the case of a merger or consolidation or sale of all or substantially all of the Company’s or such Guarantor’s assets, as applicable;

(4)	to make any change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the legal rights under the Indenture of any such holder;

(5)	to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the TIA;

(6)	to make provisions with respect to the conversion of Notes pursuant to the requirements described above under the caption “—Conversion Rights” if any reclassification or change of the Ordinary Shares or any consolidation, merger, combination, share exchange or sale of all or substantially all of the assets of the Company shall occur;

(7)	to evidence and provide for the acceptance of the appointment under the Indenture and the Collateral Agreements of a successor Trustee or Noteholder Collateral Agent;

(8)	to make any other provisions with respect to matters or questions arising under the Indenture, the Collateral Agreements, the Notes or the Note Guarantees, provided that the actions pursuant to this clause will not adversely affect the interests of the holders of the Notes in any material respect, as determined in good faith by the Company;

(9)	to enter into additional or supplemental Collateral Agreements;

(10)	to release Collateral when permitted or required by the Indenture or the Collateral Agreements;

(11)	to provide for the issuance of Additional Notes in accordance with the limitations set forth in the Indenture as of the date of the Indenture;

(12)	to add any Note Guarantee by allowing any Guarantor to execute a supplemental indenture with respect to the Notes; or

(13)	to accept and consent to, and to take all steps to perfect a security interest under, Collateral Agreements to be granted subsequent to the Issue Date, including with respect to Drilling Contracts and Internal Charters.

In determining whether the holders of the required principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by the Company or any Guarantor, or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company or any Guarantor, will be considered as though not outstanding. Notwithstanding anything in this Indenture to the contrary, no Person will be deemed or presumed to have any such controlling interest, or to be under common control of any other Person with the Company or any Guarantor, solely as a result of (i) such Person and/or such other Person being or becoming a party to the Shareholders Agreement (including exercising its rights thereunder) or (ii) such Person and/or such other Person being a Beneficial Owner of more than 10% of the Company’s outstanding Voting Stock, unless, in the case of the preceding clause (ii), such Person and/or such other Person (as determined in good faith by the Board of Directors of the Company) has the power, directly or indirectly, to direct or cause the direction of the management and policies of the Company, whether through the ownership of the Voting Stock of the Company, by contract (excluding for such purposes the Shareholders Agreement), or otherwise (excluding for all such purposes any shares of the Company’s Voting Stock held by any other party subject to the Shareholders Agreement attributable to such Person or such other Person as a result of the Shareholders Agreement). The Indenture expressly excludes therefrom Section 316(a) and 315(d)(3) of the TIA, to the maximum extent permissible thereunder.

Concerning the Trustee

If the Trustee becomes a creditor of the Company or any Guarantor, the Indenture limits the right of the Trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions. However, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as Trustee (if the Indenture has been qualified under the TIA) or resign.

The holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs and is continuing, the Trustee will be required, in the exercise of its power, to use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any holder of Notes, unless such holder has offered to the Trustee security and indemnity reasonably satisfactory to it against any loss, liability or expense.

Governing Law

The Indenture provides that it, the Notes, the Note Guarantees and certain of the Collateral Agreements, including the Security Agreement and the Third Lien Intercreditor Agreement, will be governed by, and construed in accordance with, the laws of the State of New York.

Additional Information

Anyone who receives this prospectus may obtain a copy of the Indenture or the Collateral Agreements without charge by writing to the Company at 777 Post Oak Boulevard, Suite 800, Houston, Texas 77056; Attention: General Counsel.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

“Acceptable Security Interest” in any property means a Lien which (a) exists in favor of the Noteholder Collateral Agent for the benefit of the Third Lien Secured Parties; (b) has the Required Priority other than Permitted Liens having priority under Legal Requirements; (c) secures the Note Obligations; (d) is perfected; and (e) is enforceable against the Note Party that created such security interest in each case, subject to the terms of any applicable Intercreditor Agreements in effect.

“Account Control Agreement” means, with respect to any deposit account of any Note Party that is held with a bank that is not the Noteholder Collateral Agent, an agreement or agreements in form and substance reasonably acceptable to the Noteholder Collateral Agent governing any such deposit accounts of such Note Party pursuant to which the security interest of the Noteholder Collateral Agent in such deposit account shall be perfected.

“Additional First Lien Representative” has the meaning set forth in the definition of “First Lien Representative”.

“Additional Notes” has the meaning set forth under “—Principal, Maturity and Interest.”

“Additional Vessel” means a drilling rig or drillship or other vessel that is used or useful in the Permitted Business; provided that upon the consummation of a Vessel Asset Sale where all of the interests in any such Additional Vessel are sold, leased, conveyed or otherwise disposed of in a transaction that complies with the terms of the Indenture, including the covenants described above under the captions “—Asset Sales” and “—Merger, Consolidation; Sale of Assets,” such Additional Vessel shall not thereafter constitute an Additional Vessel hereunder.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Applicable Premium” means, with respect to any Note on any redemption date, the greater of:

(1)	1.0% of the then outstanding principal amount of the Note; and

(2)	the difference of (i) the present value at such Redemption Date, computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points, of the accreted value of such Note at the Maturity Date, assuming that such Note were to remain outstanding until the Maturity Date minus (ii) the outstanding principal amount of the Note on such Redemption Date.

The Company will calculate the Applicable Premium prior to the applicable Redemption Date and deliver an Officers’ Certificate to the Trustee setting forth the Applicable Premium and showing the calculation thereof in reasonable detail.

“Applicable Procedures” means, with respect to any transfer or exchange of or for beneficial interests in any Global Note or Stapled Security, as applicable, the rules and procedures of the Depositary, Security Depositary, Euroclear and Clearstream that apply to such transfer or exchange.

“Asset Sale” means:

(1)	the sale, lease, conveyance or other disposition of any assets or rights (except under an Internal Charter or Drilling Contract); provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and the Restricted Subsidiaries taken as a whole will be governed by the provisions of the “Change of Control” covenant and/or the “Merger, Consolidation; Sale of Assets” covenant and not by the provisions of the “Asset Sale” covenant;

(2)	the issuance of Equity Interests in any of the Restricted Subsidiaries or the sale of Equity Interests in any of the Company’s Subsidiaries other than statutory or directors qualifying shares; and

(3)	an Involuntary Transfer.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1)	any single transaction or series of related transactions that involves assets having a Fair Market Value or that results in generating Net Proceeds, in either case, of less than $10.0 million;

(2)	a transfer of Equity Interests or other assets between or among the Company and any of the Restricted Subsidiaries;

(3)	an issuance of Equity Interests by a Restricted Subsidiary to the Company or to another Restricted Subsidiary;

(4)	the sale or lease or other disposition of products, services or accounts receivable in the ordinary course of business and any sale or conveyance or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business;

(5)	the sale or other disposition of cash or Cash Equivalents;

(6)	any transfer of property in connection with a sale and leaseback transaction other than a sale and leaseback of a Vessel.

“Bankruptcy Code” means Title 11, United States Code, as may be amended from time to time.

“Bankruptcy Law” means the Bankruptcy Code or any similar federal or state law for the relief of debtors.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1)	with respect to a corporation or company, the board of directors of the corporation or company or any committee thereof duly authorized to act on behalf of such board;

(2)	with respect to a partnership, the board of directors of the general partner of the partnership;

(3)	with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof or the manager or any committee of managers; and

(4)	with respect to any other Person, the board or committee of such Person serving a similar function.

“Business Day” means any day other than a Saturday, Sunday, or any day on which banks in New York, New York or the state in which the Corporate Trust Office of the Trustee is located are authorized or required by law to close. If a payment date is not a Business Day at a place of payment, payment may be made at that place on the next succeeding Business Day, and no interest shall accrue on such payment for the intervening period.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of a Cayman Island exempted company, shares (including Ordinary Shares);

(3)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(4)	in the case of a partnership or limited liability company, shares, partnership interests (whether general or limited) or membership interests; and

(5)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1)	United States dollars;

(2)	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than six months from the date of acquisition;

(3)	certificates of deposit and Eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)	commercial paper having one of the two highest ratings obtainable from Moody’s or S&P and, in each case, maturing within six months after the date of acquisition;

(6)	money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition; and

(7)	investments in (a) Foreign Deposit Accounts and cash management facilities maintained at one of the three largest banks in which the Company or any Restricted Subsidiary maintains its registered or local office and (b) such investments as are comparable to the cash equivalents described in clauses (1) through (6) above that are customary investments for entities in such jurisdictions and that are consistent with the goal of preservation of capital and that are prudent under the circumstances.

“Change of Control” means the occurrence of any of the following:

(1)	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and the Restricted Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d) of the Exchange Act);

(2)	any “person” (as that term is used in Section 13(d) of the Exchange Act) acquires, directly or indirectly, in one or a series of transactions (excluding, for the avoidance of doubt, the issuance of equity interests in the Company, or securities convertible, exchangeable or exercisable for such equity interests (and the conversion, exchange or exercise thereof) pursuant to the Plan of Reorganization) beneficial ownership of more than 50% of the Voting Stock of the Company and maintains such beneficial ownership of more than 50% of the Voting Stock of the Company, measured by voting power rather than number of shares, for more than 15 consecutive Business Days;

(3)	the adoption of a plan relating to the liquidation or dissolution of the Company (excluding, for the avoidance of doubt, the Plan of Reorganization);

(4)	the consummation of any transaction or any series of transactions (including, without limitation, any merger, consolidation or other business combination but excluding, for the avoidance of doubt, the issuance of equity interests in the Company, or securities convertible, exchangeable or exercisable for such equity interests (and the conversion, exchange or exercise thereof) pursuant to the Plan of Reorganization), the result of which is that any “person” (as that term is used in Section 13(d) of the Exchange Act), becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Company, measured by voting power rather than number of shares;

(5)	the Company consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Company or such other Person is converted into or exchanged for cash, securities or other property (excluding, for the avoidance of doubt, transactions effectuated in connection with the consummation of the Plan of Reorganization), other than any such transaction where the Voting Stock of the Company outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance); or

(6)	the first day on which a majority of the members of the Board of Directors of Company are not Continuing Directors.

provided that for the purposes of clauses (2) and (4) the parties to the Stockholders Agreement, dated as of the date hereof, among the Company and the stockholders party thereto, as in effect on the date hereof (including their permitted transferees thereunder that agree to be bound thereby) shall not be deemed to be a “group” for purposes hereof solely as a result of being parties thereto or consummating the transactions contemplated thereby.

For the avoidance of doubt, and notwithstanding the foregoing, any event that would otherwise constitute a “Change of Control” pursuant to this definition that resulted solely from a conversion of Notes shall not be deemed a Change of Control.

“Change of Control Offer” has the meaning set forth under “—Redemption and Offer to Purchase— Change of Control.”

“Change of Control Payment” has the meaning set forth under “—Redemption and Offer to Purchase— Change of Control.”

“Change of Control Payment Date” has the meaning set forth under “—Redemption and Offer to Purchase—Change of Control.”

“Clearstream” means Clearstream Banking, S.A.

“Closing Sale Price” means, with respect to Ordinary Shares on any date, the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and closing ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported in composite transactions for the principal national or regional securities exchange on which the Ordinary Shares are traded, or if no Closing Sale Price is available, the last quoted bid price for such Ordinary Shares in the over-the-counter market as reported by Pink Sheets LLC or a similar organization, or, if such bid price is not available, Closing Sale Price per share shall be the Fair Market Value of an Ordinary Share, in each case, as determined in good faith by the Board of Directors (which determination, in each case, shall be conclusive and shall be evidenced by an Officers’ Certificate delivered to the Trustee).

“Collateral” means all assets and property, whether now owned, or hereafter acquired, upon which a Lien or Mortgage securing the Obligations under the Indenture, the Notes or the Note Guarantees, is granted or purported to be granted under any Collateral Agreement.

“Collateral Agreements” means, collectively, the Security Agreement, each Mortgage, the Third Lien Intercreditor Agreement, the Insurance Assignment, the Earnings Assignment, and each other instrument, including any security document or pledge agreement, creating Liens in favor of the Noteholder Collateral Agent as required by the Indenture or the Third Lien Intercreditor Agreement, in each case, as the same may be in effect from time to time.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who:

(1)	was a member of such Board of Directors on the Issue Date;

(2)	was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election; or

(3)	was added to the Board of Directors pursuant to Section 2.1(b) of the Shareholders Agreement.

“Contract Unwind Trigger” means the termination of the underlying Drilling Contract and the collection of all revenue and accounts receivable owing under such Drilling Contract to the applicable Subsidiary.

“Contract Winning Trigger” means the entering into a Drilling Contract by any direct or indirect Subsidiary of the Company that is not already a Guarantor, under which the drilling services are to be performed by a Vessel or any Additional Vessel of the Company or any Restricted Subsidiary.

“Conversion Event” means (a) prior to the third anniversary of the Issue Date, (i) upon the instruction of Holders of a majority in principal amount of the Notes to convert into Ordinary Shares or (ii) upon the full and final resolution of all potential Investigation Claims against the Company, the Company’s Subsidiaries as of the Issue Date, Vantage International Management Company Pte. Ltd., Vantage Energy Services, Inc. and Vantage Parent and Vantage Parent’s Subsidiaries as of the Issue Date (to the extent that the Company or any Subsidiary of the Company may reasonably be expected to be liable for such claim against Vantage Parent or Vantage Parent’s Subsidiaries as of the Issue Date), as determined in good faith by the Board of Directors (which determination shall require the affirmative vote of a supermajority of the non-management directors), and (b) from and after the third anniversary of the Issue Date through the Maturity Date, upon the approval of the Board of Directors (which approval shall require the affirmative vote of a supermajority of the non-management directors). For the purposes of this definition, supermajority of the non-management directors means five affirmative votes of non-management directors assuming six non-management directors are eligible to vote, and in all other circumstances, the affirmative vote of at least 75% of the non-management directors eligible to vote.

“Conversion Price” means, at any time, the quotient (expressed in dollars per Ordinary Share) obtained by dividing (i) the principal amount of the Notes outstanding (including PIK Notes) by (ii)(x) the principal amount of the Notes outstanding, (including PIK Notes) multiplied by (y) the Conversion Rate in effect at such time as determined by the Company and evidenced by an Officers’ Certificate delivered to the Trustee.

“Conversion Rate” means the Initial Conversion Rate, as adjusted from time to time by the Company in accordance with the provisions described above under the caption “—Conversion Rights—Conversion Rate Adjustment.”

“Corporate Trust Office of the Trustee” will be at the address of the Trustee specified in Section 14.02 of the Indenture or such other address as to which the Trustee may give notice to the Company.

“Credit Agreement” means that certain Second Amended and Restated Credit Agreement dated as of February 10, 2016, as amended, restated, modified, renewed, refunded, replaced or refinanced, among the Company, the guarantors from time to time party thereto, the lenders from time to time party thereto, the Credit Agreement Collateral Agent and the Credit Agreement Agent.

“Credit Agreement Agent” means Royal Bank of Canada, together with its successors and permitted assigns in such capacity.

“Credit Agreement Collateral Agent” means the collateral agent under the Credit Agreement, which shall initially be Royal Bank of Canada, together with its successors and permitted assigns in such capacity.

“Credit Agreement Collateral Agreements” means any agreement, document or instrument pursuant to which a Lien is granted by any Grantor to secure any Credit Agreement Obligations or under which rights or remedies with respect to any such Lien are governed, as the same may be amended, restated, modified, renewed, refunded, replaced or refinanced from time to time as permitted by the Credit Agreement Documents.

“Credit Agreement Documents” means the Credit Agreement, the Credit Agreement Collateral Agreements, and any other agreement, instrument or other document evidencing or governing any Credit Agreement Obligations.

“Credit Agreement Obligations” means Indebtedness incurred pursuant to the Credit Agreement.

“Credit Facility” means a credit agreement (including the Credit Agreement), term loan, promissory note or notes with, or other evidence of Indebtedness to, banks or other institutional lenders, investors or credit providers, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Current Market Price” means (i) at such times as the Ordinary Shares are not listed on a national or regional securities exchange, the Closing Sale Price, and (ii) at such times as the Ordinary Shares are listed on a national or regional securities exchange, the average of the daily Closing Sale Price per Ordinary Share for the ten (10) consecutive Trading Days ending on the earlier of the date of determination of the Ordinary Shareholders entitled to receive such issuance or distribution and the day before the Ex-Date with respect to the issuance or distribution requiring such computation immediately prior to the date in question.

“Current Principal Amount of Notes per Unit” means, at any date of determination, the principal amount of Notes included in a single Stapled Security at such time.

“Deepwater Vessel” means each of (i) the Bahamian flag vessels the Platinum Explorer, the Titanium Explorer and the Tungsten Explorer, and (ii) any other deepwater vessel hereafter acquired by the Company or any Restricted Subsidiary. For the avoidance of doubt, as of the Issue Date, the Panamanian flag vessels the Emerald Driller, the Sapphire Driller, the Topaz Driller and the Aquamarine Driller are not Deepwater Vessels.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Default Interest” has the meaning set forth under “—Events of Default and Remedies.”

“Depositary” means, with respect to the Notes issued in whole or in part in global form, The Depository Trust Company as the Depositary with respect to the Notes, and any and all successors thereto appointed as Depositary under the Indenture.

“Designated First Lien Collateral Agent” means (i) if at any time there is only one series of First Lien Obligations with respect to which the discharge of First Lien Obligations has not occurred, the First Lien Collateral Agent for the First Lien Claimholders in such series and (ii) at any time when clause (i) does not apply, the “Applicable Collateral Agent” (as defined in the First Lien Pari Passu Intercreditor Agreement) at such time.

“Designated First Lien Representative” means (i) if at any time there is only one series of First Lien Obligations with respect to which the discharge of First Lien Obligations has not occurred, the First Lien Representative for the First Lien Claimholders in such series and (ii) at any time when clause (i) does not apply, the “Applicable Representative” (as defined in the First Lien Pari Passu Intercreditor Agreement) at such time.

“Designated Second Lien Collateral Agent” means (i) if at any time there is only one series of Second Lien Obligations with respect to which the discharge of Second Lien Obligations has not occurred, the Second Lien Collateral Agent for the Second Lien Claimholders in such series and (ii) at any time when clause (i) does not apply, the “Applicable Collateral Agent” (as defined in the Second Lien Pari Passu Intercreditor Agreement) at such time.

“Designated Second Lien Representative” means (i) if at any time there is only one series of Second Lien Obligations with respect to which the discharge of Second Lien Obligations has not occurred, the Second Lien Representative for the Second Lien Claimholders in such series and (ii) at any time when clause (i) does not apply, the “Applicable Representative” (as defined in the Second Lien Pari Passu Intercreditor Agreement) at such time.

“Designated Senior Collateral Agent” means (i) until the discharge of First Lien Obligations has occurred, the Designated First Lien Collateral Agent and (ii) if the discharge of First Lien Obligations has occurred, the Designated Second Lien Collateral Agent.

“Designated Senior Representative” means (i) until the discharge of First Lien Obligations has occurred, the Designated First Lien Representative and (ii) if the discharge of First Lien Obligations has occurred, the Designated Second Lien Representative.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, the following will not constitute Disqualified Stock: (1) any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with any applicable “Restricted Payments” or similar covenants of the Company; and (2) Capital Stock that is convertible or exchangeable into other Capital Stock. The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the Indenture will be the maximum amount that the Company and the Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Drilling Contract” means any drilling contract in respect of any Vessel or other contract for use of any Vessel (except Internal Charters and Permitted Third Party Charters).

“Earnings” shall mean (i) all freights, hire and other moneys earned and to be earned, due or to become due, or paid or payable to, or for the account of, the Company, any of its Restricted Subsidiaries or any Guarantor, of whatsoever nature, arising out of or as a result of the use, operation or chartering (whether by Internal Charter, Permitted Third Party Charter or otherwise) by the Company, any of its Restricted Subsidiaries or any Guarantor or their respective agents of any Vessel, including, without limitation, all rights arising out of the owner’s lien on cargoes and subfreights thereunder; (ii) all moneys and claims for moneys due and to become due to the Company, any Restricted Subsidiary or any Guarantor, and all claims for damages, arising out of the breach of any and all present and future Drilling Contracts, Internal Charters, Permitted Third Party Charters, bills of lading, contracts and other engagements of affreightment or for the carriage or transportation of cargo, and operations of every kind whatsoever of any Vessel and in and to any and all claims and causes of action for money, loss or damages that may accrue or belong to the Company, any Restricted Subsidiary or any Guarantor, or their respective successors or assigns, arising out of or in any way connected with the present or future use, operation or chartering of any Vessel or arising out of or in any way connected with any and all present and future requisitions, Drilling Contracts, Internal Charters, Permitted Third Party Charters, bills of lading, contracts and other engagements of affreightment or for the carriage or transportation of cargo, and other operations of such Vessel; (iii) all moneys and claims due and to become due to the Company, any Restricted Subsidiary or any Guarantor, and all claims for damages and all insurance and other proceeds, in respect of the actual or constructive total loss of or requisition of use of or title to any Vessel; and (iv) any proceeds of the foregoing and all interest and earnings from the investment of any of the foregoing and the proceeds thereof.

“Earnings Account” shall mean an interest bearing account or other deposit account into which all Earnings derived from each Drilling Contract shall be deposited or forwarded that is subject to an Account Control Agreement (or other comparable arrangements that are effective to create an Acceptable Security Interest under applicable Legal Requirements acceptable (and, otherwise, on terms reasonably acceptable) to the Noteholder Collateral Agent), in each case to the extent required by the “Earnings Account” covenant.

“Earnings Assignment” means, collectively, the Required Priority assignments of earnings in favor of the Noteholder Collateral Agent given by the Company, each applicable Guarantor, and each applicable Internal Charterer respecting all earnings derived from the Vessels and their respective operations, substantially in the form attached to the Indenture, as the same may be amended, supplemented or modified from time to time.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means a sale of Equity Interests (other than Disqualified Stock) (x) of the Company or (y) the proceeds of which are in an amount equal to or exceeding the aggregate principal amount of the Notes to be redeemed and are contributed to the equity capital of the Company or any of its Restricted Subsidiaries.

“Event of Default” has the meaning set forth under the caption “—Events of Default and Remedies.”

“Event of Loss” means any of the following events:

(1)	the actual or constructive total loss of a Vessel or the agreed or compromised total loss of a Vessel;

(2)	the destruction of a Vessel;

(3)	damage to a Vessel to an extent, determined in good faith by the Company within 90 days after the occurrence of such damage as shall make repair thereof uneconomical or shall render such Vessel permanently unfit for normal use (other than obsolescence); or

(4)	the condemnation, confiscation, requisition for title, seizure, forfeiture or other taking of title to or use of a Vessel that shall not be revoked within six months.

An Event of Loss shall be deemed to have occurred:

(1)	in the event of the destruction or other actual total loss of a Vessel, on the date of such loss, or if such date is unknown, on the date such Vessel was last reported;

(2)	in the event of a constructive, agreed or compromised total loss of a Vessel, on the date of determination of such total loss;

(3)	in the case of any event referred to in clause (3) above, upon such date of determination; or

(4)	in the case of any event referred to in clause (4) above, on the date that is six months after the occurrence of such event.

“Event of Loss Proceeds” means all compensation, damages and other payments (including insurance proceeds) received by the Company or a Subsidiary of the Company, the Trustee or an agent thereof, jointly or severally, from any Person, including any governmental authority, with respect to or in connection with an Event of Loss, net of any such proceeds required to be paid pursuant to the terms of the Credit Agreement Documents, Senior Secured Collateral Agreements or the documents governing other Indebtedness permitted to be incurred pursuant to the Indenture on a basis senior to the Notes as to collateral and having repayment requirements in respect of Events of Loss similar to those contained in the Credit Agreement Documents or Senior Secured Collateral Agreements.

“Excess First Lien Obligations” has the meaning set forth in the Second Lien Intercreditor Agreement.

“Excess Proceeds” has the meaning set forth under the caption “—Redemption and Offer to Purchase— Asset Sales.”

“Ex-Date” has the meaning set forth under “—Conversion Rights—Conversion Rate Adjustment.”

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder.

“Excluded Holder” has the meaning set forth under the caption “—Withholding Taxes.”

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of the Company (unless otherwise provided in the Indenture).

“First Lien Claimholders” means the “Secured Parties” as defined in the Credit Agreement and any “Additional First Lien Claimholders” as defined in the Third Lien Intercreditor Agreement.

“First Lien Collateral Agent” means (i) in the case of any Credit Agreement Obligations, the Credit Agreement Collateral Agent and (ii) in the case of any “Additional First Lien Obligations” and the “Additional First Lien Claimholders” in respect thereof (each as defined in the Third Lien Intercreditor Agreement), the Person serving as collateral agent (or the equivalent) for such Additional First Lien Obligations and that is named as the First Lien Collateral Agent in respect of such Additional First Lien Obligations in the applicable joinder agreement (each, in the case of this clause (ii) together with its successors and assigns in such capacity, an “Additional First Lien Collateral Agent”).

“First Lien Loan Documents” means the Credit Agreement Documents and any “Additional First Lien Loan Documents” as defined in the Third Lien Intercreditor Agreement.

“First Lien Obligations” means, subject to the Third Lien Intercreditor Agreement, the Credit Agreement Obligations any “Additional First Lien Obligations” as defined in the Third Lien Intercreditor Agreement.

“First Lien Pari Passu Intercreditor Agreement” means an agreement among each First Lien Representative and each First Lien Collateral Agent allocating rights among the various series of First Lien Obligations.

“First Lien Representative” means (i) Royal Bank of Canada, as the Initial First Lien Representative and (ii) in the case of any “Additional First Lien Obligations” and the “Additional First Lien Claimholders” in respect thereof (each as defined in the Third Lien Intercreditor Agreement), each trustee, administrative agent, collateral agent, security agent and similar agent that is named as the First Lien Representative in respect of such Additional First Lien Obligations in the applicable joinder agreement to the Third Lien Intercreditor Agreement (each, in the case of this clause (ii), together with its successors and assigns in such capacity, an “Additional First Lien Representative”).

“Foreign Deposit Account” has the meaning set forth in the Security Agreement.

“GAAP” means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, as are in effect from time to time; provided that GAAP as in effect on the date of the Indenture shall be applied in respect of determining whether leases should be recorded as operating leases under GAAP.

“Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America, and the payment for which the United States pledges its full faith and credit.

“Governmental Authority” means the government of the United States of America or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank, or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

“Grantor” means the Company and each Guarantor.

“Guarantors” means each Subsidiary of the Company that executes the Indenture as of the Issue Date and each other Person that is required to, or at the election of the Company, becomes a Guarantor by the terms of the Indenture after the Issue Date, in each case, together with their respective successors and assigns until the Note Guarantee of such Person has been released in accordance with the provisions of the Indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1)	interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2)	other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3)	other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

“holders of Notes” means the registered holder of the Notes pursuant to the Indenture.

“Immaterial Subsidiary” means any Subsidiary of the Company or any of the Restricted Subsidiaries, in each case designated by the Company, the book value of the assets of which is not greater than $25,000 at any time; provided, that the aggregate book value of the assets of all Immaterial Subsidiaries may not exceed $100,000 at any time. As of the Issue Date, Vantage Luxembourg I SARL constitutes an Immaterial Subsidiary.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1)	in respect of borrowed money;

(2)	evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)	in respect of banker’s acceptances;

(4)	representing Capital Lease Obligations;

(5)	representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

(6)	representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the guarantee by the specified Person of any Indebtedness of any other Person.

“Indenture” means the indenture pursuant to which the Notes were issued among the Company, the Guarantors, the Trustee and the Noteholder Collateral Agent, as amended, supplemented or otherwise modified from time to time.

“Indenture Documents” means any of the Notes, the Indenture, the Note Guarantees and the Collateral Agreements.

“Initial Conversion Price” means $95.60 per Ordinary Share.

“Initial Conversion Rate” means the quotient obtained from the formula

(P ÷ Y) ÷ P

where

P = the principal balance of the Initial Notes issued on the Issue Date

Y = the Initial Conversion Price.

“Initial Notes” means $749,983,372.99 aggregate principal amount of Notes issued under the Indenture on the Issue Date.

“Intercreditor Agreements” means collectively, the Third Lien Intercreditor Agreement and the Second Lien Intercreditor Agreement.

“Interest Payment Date” has the meaning set forth under “—Principal, Maturity and Interest.”

“Internal Charter” means any charter or other contract respecting the use or operations of any Vessel between any Guarantor that is a Vessel owner (or an Internal Charterer of such Vessel) and any Internal Charterer.

“Internal Charter Unwind Trigger” means the termination of the underlying Internal Charter and the collection of all revenue and accounts receivable owing under such Internal Charter to the applicable Subsidiary.

“Internal Charterer” means the Company or any Subsidiary of the Company that is not the owner of the relevant Vessel and that is a party to any Drilling Contract or any bareboat charter or other such charter in respect of a Vessel.

“Investigation Claim” means any claim held by a United States or Brazilian governmental unit and arising from or related to the procurement of that certain Agreement for the Provision of Drilling Services, dated as of February 4, 2009, by and between Petrobras Venezuela Investments & Services B.V. and Vantage Deepwater Company, as amended, modified, supplemented, or novated from time to time.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any Rating Agency, in each case, with a stable or better outlook.

“Involuntary Transfer” means, with respect to any property or asset (other than a Vessel, which shall be governed by the covenant “Redemption and Offer to Purchase—Mandatory Redemption Upon Event of Loss of a Vessel”) of the Company or any Restricted Subsidiary, (a) any damage to such asset that results in an insurance settlement with respect thereto on the basis of a total loss or a constructive or compromised total loss, (b) the confiscation, condemnation, requisition, appropriation or similar taking regarding such asset by any government or instrumentality or agency thereof, including by deed in lieu of condemnation, or (c) foreclosure or other enforcement of a Lien or the exercise by a holder of a Lien of any rights with respect to it.

“Issue Date” has the meaning set forth under “—Brief Description of the Notes and the Note Guarantees.”

“Jackup Rig” means (a) each of the Panamanian flag vessels the Topaz Driller, the Emerald Driller, the Sapphire Driller and the Aquamarine Driller and (b) any other mobile offshore drilling unit hereafter acquired by any of the Company and the Guarantors, the legs of which can be lowered to the seabed from the hull or platform thereof.

“Legal Requirement” means, as to any Person, any law, statute, ordinance, decree, award, requirement, order, writ, judgment, injunction, rule, regulation (or official interpretation of any of the foregoing) of, and the terms of any license or permit issued by, any Governmental Authority which is binding on such Person.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Management Incentive Plan” means the Offshore Group Investment Limited 2016 Management Incentive Plan, effective February 10 , 2016, as the same may be amended or modified from time to time.

“Market Disruption Event” means (i) a failure by the principal United States national or regional securities exchange or market, if any, on which the Ordinary Shares are listed or admitted to trading to open for trading during its regular trading session or (ii) the occurrence or existence prior to 1:00 p.m., New York City time, on any Trading Day for the Ordinary Shares for more than one half-hour period in the aggregate during regular trading hours of any suspension or limitation imposed on trading by such exchange or market (by reason of movements in price exceeding limits permitted by the relevant stock exchange or otherwise), if any, in the Ordinary Shares or in any options contracts or future contracts relating to the Ordinary Shares.

“Maturity Date” means December 31, 2030.

“Moody’s” means Moody’s Investors Service, Inc., or any successor to the rating agency business thereof.

“Mortgage” means each Ship Mortgage, each other mortgage, deed of trust, deed to secure debt and any other document or instrument under which any Lien on property owned or leased by the Company or any Guarantor is granted to secure Obligations under the Indenture or under which rights or remedies with respect to any such Liens are governed, as the same may be amended, supplemented or modified from time to time.

“Net Proceeds” means the aggregate cash proceeds received by the Company or any Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (1) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, sales commissions, relocation expenses incurred as a result of the Asset Sale, and taxes paid or payable as a result of the Asset Sale after taking into account any available tax credits or deductions and any tax sharing arrangements; and (2) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Non-Recourse Debt” means Indebtedness:

(1)	as to which neither the Company nor any of the Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2)	no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of the Company or any of the Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3)	as to which the lenders with respect thereto have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of the Restricted Subsidiaries.

“Note Guarantee” means the guarantee by each Guarantor of the Company’s obligations under the Indenture and the Notes, pursuant to the Indenture or any supplemental indenture.

“Note Obligations” means the Obligations (including without limitation, fees and expenses of the Trustee and Noteholder Collateral Agent, including attorney fees and expenses) of the Company and the Guarantors under the Indenture Documents.

“Noteholder Collateral Agent” means U.S. Bank National Association, in its capacity as collateral agent for the benefit of the holders of the Notes under the Collateral Agreements, together with its successors in such capacity.

“Note Party” means the Company and any Guarantor.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness and guarantees thereof and any renewals or extensions of the forgoing.

“Officer” means, with respect to any Person, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Director, any Assistant Treasurer, the Controller, the Secretary or any Vice-President of such Person.

“Officers’ Certificate” means a certificate signed on behalf of the Company by two Officers of the Company, who may not be the same Person, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Company, that meets the requirements of the Indenture.

“Opinion of Counsel” means an opinion from legal counsel who is reasonably acceptable to the Trustee, that meets the requirements of the Indenture. The counsel may be an employee of or counsel to the Company or any Subsidiary of the Company.

“Ordinary Shares” means ordinary shares of the Company, as they exist on the Issue Date, or any other shares of Capital Stock of the Company into which the Ordinary Shares shall be reclassified or changed.

“Permitted Business” means with respect to the Company and the Restricted Subsidiaries, a business in which the Company and the Restricted Subsidiaries were engaged on the Issue Date and any business reasonably related or complementary thereto.

“Permitted Liens” means:

(1)	Liens on assets of the Company and the Guarantors securing Indebtedness and other Obligations under any Credit Facility in an amount at any time outstanding not to exceed (i) $175.0 million plus (ii) an amount not to exceed $125.0 million less the Indebtedness represented by the Senior Secured Notes then outstanding;

(2)	Liens existing on the Issue Date immediately following, and after giving effect to, the consummation of the Plan of Reorganization, including Liens securing the Senior Secured Notes and the related note guarantees (but excluding, for the avoidance of doubt, any additional notes issued under the Senior Secured Notes Indenture after the Issue Date);

(3)	Liens in favor of the Company or the Guarantors;

(4)	Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or the Subsidiary;

(5)	Liens to secure Indebtedness incurred by the Company or any Restricted Subsidiary with respect to equipment mobilization expenditures that are committed to be reimbursed by any Person party to a Drilling Contract in an aggregate amount not to exceed (a) $50.0 million in respect of each Deepwater Vessel and (b) $25.0 million in respect of each Jackup Rig at any time outstanding, provided that (i) such Liens only extend to the assets (and proceeds thereof) constructed or acquired with or financed by such Indebtedness, (ii) such security interests are incurred, and the Indebtedness secured thereby is created, within 90 days after such acquisition (or construction), (iii) the Indebtedness secured thereby does not exceed the cost of such property at the time of such acquisition (or construction) and (iv) such security interests do not apply to any other property or assets of the Company or any Restricted Subsidiary other than the proceeds of such property or assets (including insurance proceeds);

(6)	Liens in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(7)	Liens on property (including Capital Stock) existing at the time of acquisition of the property by the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to, such acquisition, and not incurred in contemplation of, such acquisition;

(8)	Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(9)	Liens to secure Indebtedness, including Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of the Company or such Restricted Subsidiary, covering only the assets constructed or acquired with or financed by such Indebtedness;

(10)	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(11)	Liens imposed by law, such as necessaries suppliers, carriers’, warehousemen’s, landlord’s, mechanics’ crews wages, salvage and general average Liens, in each case, incurred in the ordinary course of business not more than 30 days past due or which are being contested in good faith;

(12)	survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(13)	Liens created for the benefit of the holders of (or to secure) the Notes (including any PIK Notes) or the Note Guarantees;

(14)	Liens to secure any Permitted Refinancing Indebtedness (secured by a Lien at the time of such refinancing) permitted to be incurred under the Indenture; provided, however, that:

(a)	the new Lien is limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Indebtedness (plus improvements and accessions to such property, or proceeds or distributions thereof); and

(b)	the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (i) the outstanding principal amount, or, if greater, committed amount, of the original Indebtedness and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(15)	Liens for obligations owed to vendors or other third parties that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted, provided that, any reserve or other appropriate provision as is required in conformity with GAAP has been made thereof;

(16)	Liens to secure Hedging Obligations of the Company or any Restricted Subsidiary; and

(17)	Liens incurred in the ordinary course of business of the Company or any Guarantor with respect to obligations that do not exceed $25.0 million at any one time outstanding.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of the Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of the Company or any of the Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1)	the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2)	such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(3)	if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is (a) subordinated in right of payment to the Notes or a Note Guarantee, then such Permitted Refinancing Indebtedness is subordinated in right of payment to the Notes or such Note Guarantee, as the case may be, or (b) pari passu in right of payment to the Notes or a Note Guarantee, then such Permitted Refinancing Indebtedness is subordinated or pari passu in right of payment to the Notes or such Note Guarantee, as the case may be, in the case of each of clauses (a) and (b), on terms at least as favorable to the holders of Notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.

“Permitted Note Obligation Payments” means (i) regularly scheduled payments of interest on the Note Obligations payable in kind, due and payable on a non-accelerated basis in accordance with the terms of the Indenture Documents as in effect on the Issue Date or as modified in accordance with the terms of the Third Lien Intercreditor Agreement, (ii) ordinary shares issuable upon conversion of convertible Notes in accordance with the Indenture, and (iii) all fees, expenses (including fees, expenses and disbursements of agents, professional advisors and legal counsel), indemnification obligations, and reimbursement obligations, payable to the Third Lien Representative or the Noteholder Collateral Agent acting in their capacity as such, or as trustee, paying agent, registrar, conversion agent or in similar agency capacities, payable in accordance with the terms of the Indenture Documents as in effect on the Issue Date or as modified in accordance with the terms of the Third Lien Intercreditor Agreement; provided, however, that clause (iii) shall not include (x) any fees, expenses, indemnification obligations or reimbursement obligations arising from or otherwise in respect of acts or omissions that are inconsistent with the terms of the Third Lien Intercreditor Agreement, and (y) any indemnity obligations or reimbursement obligations arising from payments made by or liabilities owing by any Third Lien Representative or the Noteholder Collateral Agent acting in their capacity as such, or as trustee, paying agent, registrar, conversion agent or in similar agency capacities to any Third Lien Claimholder.

“Permitted Third Party Charter” means the charter of a Vessel to a third party in conjunction with the conduct of drilling operations, where a Guarantor effectively retains operational control of the Vessel and local law requires a resident person of the nation in whose waters the Vessel is located to charter the Vessel as a condition to the lawful conduct of drilling operations in such waters and where the Company or a Guarantor is the ultimate beneficiary of indemnities under the Drilling Contract.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“PIK Interest” means interest paid in the form of (1) an increase in the outstanding principal amount of the Notes or (2) the issuance of PIK Notes.

“Plan of Reorganization” means the Joint Prepackaged Chapter 11 Plan of Offshore Group Investment Limited and its Affiliated Debtors for reorganization pursuant to Chapter 11 of the Bankruptcy Code.

“Rating Agency” means (1) each of Moody’s and S&P and (2) if Moody’s or S&P ceases to rate the Notes for reasons outside of the Company’s control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Company as a replacement agency for Moody’s or S&P, as the case may be.

“Redemption Date” means the date of redemption established by the Company pursuant to the Indenture as described under “—Redemption and Offer to Purchase.”

“Required Priority” means (i) prior to the discharge of the Credit Agreement Obligations and the Senior Secured Note Obligations in full, third priority, (ii) following the discharge of the Credit Agreement Obligations in full, but prior to the discharge of the Senior Secured Note Obligations in full, second priority, (iii) following the discharge of the Senior Secured Note Obligations in full, but prior to the discharge of the Credit Agreement Obligations in full, second priority and (iv) in all other circumstances, first priority. For the avoidance of doubt, the priority specified in the preceding sentence as the “Required Priority” may be equal ranking with any other Indebtedness permitted to be secured in accordance with the terms of the Indenture.

“Reorganization Securities” means any notes, equity interests, or other securities (whether debt, equity, or otherwise) issued by a reorganized debtor that are distributed pursuant to a plan of reorganization on account of the Note Obligations in any insolvency or liquidation proceeding of a Grantor.

“Restricted Subsidiary” means any Subsidiary of the Company that is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Rating Services or any successor to the rating agency business thereof.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Lien Claimholders” means the “Second Lien Secured Parties” as defined in the Senior Secured Indenture Documents and any “Additional Second Lien Claimholders” as defined in the Third Lien Intercreditor Agreement.

“Second Lien Collateral Agent” means (i) in the case of the Senior Secured Note Obligations, the Senior Secured Collateral Agent and (ii) in the case of any “Additional Second Lien Obligations” and the “Additional Second Lien Claimholders” in respect thereof (each as defined in the Third Lien Intercreditor Agreement), the Person serving as collateral agent (or the equivalent) for such Additional Second Lien Obligations and that is named as the Second Lien Collateral Agent in respect of such Additional Second Lien Obligations in the applicable joinder agreement to the Third Lien Intercreditor Agreement (each, in the case of this clause (ii), together with its successors and assigns in such capacity, an “Additional Second Lien Collateral Agent”).

“Second Lien Debt Documents” means (i) the Senior Secured Notes Indenture and the other “Indenture Documents” as defined in the Senior Secured Notes Indenture and any other document or agreement entered into for the purpose of evidencing, governing, securing or perfecting the “Notes Obligations” as defined therein and/or (ii) any “Additional Second Lien Debt Documents” as defined in the Third Lien Intercreditor Agreement, as the context may require.

“Second Lien Note Documents” means the Senior Secured Indenture Documents, the Senior Secured Collateral Agreements and any “Additional Second Lien Debt Documents” as defined in the Third Lien Intercreditor Agreement.

“Second Lien Intercreditor Agreement” means the Intercreditor Agreement dated as of February 10, 2016 among the Credit Agreement Collateral Agent, the Credit Agreement Agent, the Senior Secured Collateral Agent, the Senior Secured Trustee, the Grantors and the other parties from time to time party thereto, as such Second Lien Intercreditor Agreement may be further amended, restated, supplemented or otherwise modified from time to time in accordance with the its terms.

“Second Lien Obligations” means the Senior Secured Note Obligations and/or any “Additional Second Lien Obligations” as defined in the Third Lien Intercreditor Agreement.

“Second Lien Pari Passu Intercreditor Agreement” means an agreement among each Second Lien Representative and each Second Lien Collateral Agent allocating rights among the various series of Second Lien Obligations.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder.

“Security Agreement” means the Pledge and Security Agreement, dated as of February 10, 2016, among the Company and the Grantors from time to time party thereto in favor of the Noteholder Collateral Agent, as amended, restated, or supplemented from time to time in accordance with its terms.

“Security Depositary” means, with respect to the Stapled Securities issuable or issued in whole or in part in global form, the Person specified in the Indenture as the Security Depositary with respect to the Stapled Securities, and any and all successors thereto appointed as Security Depositary hereunder and having become such pursuant to the applicable provision of the Indenture.

“Senior Claimholders” means the First Lien Claimholder and the Second Lien Claimholders.

“Senior Collateral Agent” means Royal Bank of Canada, as the Initial First Lien Collateral Agent, any “Additional First Lien Collateral Agent” as defined in the Third Lien Intercreditor Agreement, U.S. Bank National Association, as the Initial Second Lien Collateral Agent and any “Additional Second Lien Collateral Agent” as defined in the Third Lien Intercreditor Agreement.

“Senior Loan Documents” means the First Lien Loan Documents and the Second Lien Note Documents.

“Senior Obligations” means the First Lien Obligations and the Second Lien Obligations.

“Senior Payment Default” means any “Event of Default” (or equivalent term) under the First Lien Loan Documents or Second Lien Debt Documents resulting from the failure of one or more Grantors to pay when due, any principal, interest, fees or other monetary obligations under such First Lien Loan Documents or Second Lien Debt Documents, including, without limitation, any default in payment of any First Lien Obligation or Second Lien Obligation after acceleration thereof.

“Senior Representative” means Royal Bank of Canada, as the Initial First Lien Representative, any Additional First Lien Representative, U.S. Bank National Association, as the Initial Second Lien Representative, and any Additional Second Lien Representative.

“Senior Secured Collateral Agent” means U.S. Bank National Association, and any and all successors thereto, as trustee and collateral agent (together with its successors and permitted assigns) under the Senior Secured Notes Indenture.

“Senior Secured Collateral Agreements” means, collectively, the Senior Secured Indenture Documents, the Intercreditor Agreements, and each other instrument, including any security document or pledge agreement, creating Liens in favor of the Senior Secured Collateral Agent, as required by the Senior Secured Notes Indenture or the Intercreditor Agreements, in each case, as the same may be in effect from time to time.

“Senior Secured Indenture Documents” means the Senior Secured Notes Indenture and any agreement, instrument or other document evidencing or governing any Senior Secured Note Obligations.

“Senior Secured Notes” means the Company’s 10% Senior Secured Second Lien Notes due 2020 issued on the date of the Indenture under the Senior Secured Notes Indenture, pursuant to the Plan of Reorganization.

“Senior Secured Notes Indenture” means the indenture, dated as of February 10, 2016 (as the same has been and may be further amended, restated, supplemented or otherwise modified from time to time), among the Company, the guarantors party thereto, the Senior Secured Trustee and the Senior Secured Collateral Agent, pursuant to which the Senior Secured Notes were issued.

“Senior Secured Note Obligations” means the “Obligations” (as defined in the Senior Secured Notes Indenture) of the Grantors (as defined in the Senior Secured Notes Indenture) under the Senior Secured Notes Indenture, the Senior Secured Notes, the Senior Secured Collateral Agreements and any other related document or instrument executed and delivered pursuant to any of the foregoing.

“Senior Secured Trustee” means U.S. Bank National Association, as trustee (together with its successors and permitted assigns) under the Senior Secured Notes Indenture.

“Shareholders Agreement” means the shareholders agreement, dated as of February 10, 2016, among the Company and the shareholders party thereto.

“Ship Mortgage” means, collectively, the Required Priority naval mortgages and other instruments such as statutory mortgages and deeds over the Vessels, each duly registered in the Bahamian or Panamanian ship registry, as applicable, in favor of the Noteholder Collateral Agent, as the same may be amended, supplemented or modified from time to time.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Issue Date.

“Specified Tax Jurisdiction” means each jurisdiction in which the Company or any Guarantor is organized, doing business or otherwise considered by a taxing authority to be a resident for tax purposes or from or through which the Company or any Guarantor makes a payment on the Notes or any Note Guarantee or from or through which payments are made on behalf of the Company or any Guarantor on the Notes or any Note Guarantee, or, in each case, a political subdivision thereof.

“Stapled Securities” means the units of the Company comprised of Notes and Ordinary Shares, in such proportions as are specified in such units, which units shall be deemed stapled together, and such Notes and Ordinary Shares so stapled are transferrable or exchangeable only together until separated in accordance with the terms thereof.

“Stated Maturity” means, with respect to any installment of interest or principal on any item or series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the Issue Date or, if such item or series is incurred after the Issue Date, the date such item or series is incurred will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof).

“Third Lien Claimholders” means the Trustee, the Noteholder Collateral Agent and the holders.

“Third Lien Intercreditor Agreement” means (i) the third lien subordination and intercreditor agreement dated as of February 10, 2016 among the Noteholder Collateral Agent, the Trustee, the Credit Agreement Collateral Agent, the Credit Agreement Agent, the Senior Secured Collateral Agent, the Senior Secured Trustee, the Grantors and the other parties from time to time party thereto, as such intercreditor agreement may be further amended, restated, supplemented or otherwise modified from time to time in accordance with the Indenture and (ii) any replacement thereof that contains terms not materially less favorable to the holders of Notes as determined in good faith by the Board of Directors of the Company.

“Third Lien Representative” means U.S. Bank National Association, as Third Lien Representative for the Third Lien Claimholders.

“TIA” means the Trust Indenture Act of 1939, as amended, and the rules and regulations of the SEC thereunder.

“Trading Day” means any day on which (i) there is no Market Disruption Event and (ii) any day on which the principal national or regional securities exchange on which the Ordinary Shares are listed is open for trading, or, if the Ordinary Shares are not listed on a national or regional securities exchange, any Business Day. A “Trading Day” only includes those days that have a scheduled closing time of 4:00 p.m. (New York City time) or the then standard closing time for regular trading on the relevant exchange or trading system.

“Treasury Rate” means, as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to the Maturity Date; provided, however, that if the period from the Redemption Date to the Maturity Date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trigger Event” has the meaning set forth under “—Conversion Rights—Conversion Rate Adjustment—Adjustment Events.”

“Trustee” means U.S. Bank National Association in its capacity as trustee under the Indenture.

“Underlying Shares” has the meaning set forth under “—Conversion Rights—Conversion Rate Adjustment—Adjustment Events.”

“Uniform Commercial Code” means the Uniform Commercial Code as in effect in any applicable jurisdiction from time to time.

“Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a resolution of such Board of Directors, but only to the extent that such Subsidiary:

(1)	has no Indebtedness other than Non-Recourse Debt;

(2)	is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company, except, whether or not the Senior Secured Notes remain outstanding, as would be permitted by Section 4.11 of the Senior Secured Notes Indenture;

(3)	is a Person with respect to which neither the Company nor any of the Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results;

(4)	has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of the Restricted Subsidiaries; and

(5)	is not the owner or Internal Charterer of a Vessel.

“Vantage Parent” means Vantage Drilling Company.

“Vessel Asset Sale” means a sale, lease (except under an Internal Charter, a Drilling Contract or a Permitted Third Party Charter), conveyance or other disposition of a Vessel, or any minority interest in a Vessel, right to a Vessel or construction contract respecting the construction of any Vessel; provided that any Vessel Asset Sale with respect to a minority interest in a Vessel will be subject to the Mortgage relating to such Vessel.

“Vessels” means each of (i) the Jackup Rigs, (ii) the Deepwater Vessels and (iii) any other Additional Vessel hereafter acquired by the Company or any Restricted Subsidiary in each case together with all related spares, equipment and any additions or improvements; provided that for the purposes of any provision related to the acquisition or disposition of a Vessel, such acquisition or disposition may be conducted through the transfer of all of the Capital Stock of any special purpose entity that owns such Vessel; provided further that upon the consummation of a Vessel Asset Sale where all of the interests in such Vessel are sold, leased, conveyed or otherwise disposed of in a transaction that complies with the terms of the Indenture, including the covenants described above under the captions “—Asset Sales” and “—Merger, Consolidation; Sale of Assets,” such Vessel shall not thereafter constitute a Vessel hereunder.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)	the then outstanding principal amount of such Indebtedness.

PLAN OF DISTRIBUTION

We are registering securities covered by this prospectus to permit the selling holders to conduct public secondary trading of these securities from time to time after the date of this prospectus. We will not receive any of the proceeds of the sale of the securities offered by this prospectus. The aggregate proceeds to the selling holders from the sale of the securities will be the purchase price of the securities less any discounts and commissions. We have agreed to pay certain expenses of the selling holders incurred in connection with the sale of securities from time to time pursuant to this prospectus, but will not pay any underwriters’ discounts or commissions.

Each selling stockholder reserves the right to accept and, together with its agents, to reject, any proposed purchases of securities to be made directly or through agents. If any pledgee, donee, transferee or other successor to the selling holders named in this prospectus wishes to sell under this prospectus, we will file a prospectus supplement identifying such successors as selling holders.

The securities offered by this prospectus may be sold from time to time to purchasers:

•	directly by the selling holders and their successors, which includes their donees, pledgees or transferees or their successors-in-interest; or

•	through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or agent’s commissions from the selling holders or the purchasers of the securities. These discounts, concessions, or commissions may be in excess of those customary in the types of transaction involved.

These sales may be effected in one or more transactions:

•	on any national securities exchange or quotation service on which our securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than in the over-the-counter market;

•	through the writing of options (including the issuance by the selling holders of derivative securities), whether the options or such other derivative securities are listed on an options exchange or otherwise;

•	through the settlement of short sales; or

•	through any combination of the foregoing.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade. In connection with the sales of our securities, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions that, in turn, may:

•	engage in short sales of the securities in the course of hedging their positions;

•	sell the securities short and deliver the securities to close out short positions;

•	loan or pledge the securities to broker-dealers or other financial institutions that in turn may sell the securities;

•	enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the securities, which the broker-dealer or other financial institution may resell; or

•	enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

A short sale of securities by a broker-dealer, financial institution or selling holder would involve the sale of such securities that is not owned, and therefore must be borrowed, in order to make delivery of the security in connection with such sale. In connection with a short sale of securities, a broker-dealer, financial institution or selling holder may purchase the securities on the open market to cover positions created by short sales. In determining the source of the securities to close out such short positions, the broker-dealer, financial institution or selling holders may consider, among other things, the price of the securities available for purchase in the open market.

At the time a particular offering of the securities is made, a prospectus supplement, if required, will be distributed, which will set forth the names of the selling holders, the aggregate amount of securities being offered and the terms of the offering, including, to the extent required, (1) the name or names of any underwriters, broker-dealers or agents, (2) any discounts, commissions and other terms constituting compensation from the selling holders and (3) any discounts, commissions or concessions allowed or reallowed to be paid to broker-dealers.

Pursuant to a requirement by the Financial Industry Regulatory Authority (“FINRA”), the maximum commission or discount to be received by any FINRA member or independent broker-dealer may not be greater than 8% of the gross proceeds received by the selling holders for the sale of any securities being offered by this prospectus.

There can be no assurance that any selling holder will sell any or all of the securities under this prospectus. Further, we cannot assure you that any such selling holder will not transfer, devise or gift the securities by other means not described in this prospectus. In addition, any securities covered by this prospectus that qualifies for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The securities covered by this prospectus may also be sold to non-U.S. persons outside the U.S. in accordance with Regulation S under the Securities Act rather than under this prospectus. The securities may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the securities may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

In the Registration Rights Agreement, we have agreed to indemnify or provide contribution to the selling holders against certain liabilities, including certain liabilities under the Securities Act and the Exchange Act. In addition, we have agreed to pay substantially all of the expenses incidental to the registration of the securities, including the payment of federal securities law and state “blue sky” registration fees excluding underwriting discounts and commissions relating to the sale of securities.

TAXATION

Cayman Islands Tax Considerations

The following summary contains a description of certain Cayman Islands income tax consequences of the acquisition, ownership and disposition of our securities, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase our securities. The summary is based upon the tax laws of Cayman Islands and regulations thereunder as of the date hereof, which are subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any securities under the laws of their country of citizenship, residence or domicile.

Under Existing Cayman Islands Laws:

Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of our securities, as the case may be, nor will gains derived from the disposal of our securities be subject to Cayman Islands income or corporation tax. The Government of the Cayman Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the Company or the holders of securities.

No stamp duty is payable in respect of the issue of our securities or on an instrument of transfer in respect of our securities.

The Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has received an undertaking from the Governor in Cabinet of the Cayman Islands dated July 29, 2008 (and endorsed on February 10, 2016 to reflect the change of name of the Company) substantially in the following form:

The Tax Concessions Law

Undertaking as to Tax Concessions

In accordance with the provision of section 6 of the Tax Concessions Law, the Governor in Cabinet undertakes with the Company:

(a)	that no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

(b)	in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i)	on or in respect of the shares debentures or other obligations of the Company; or

(ii)	by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Law.

These concessions shall be for a period of twenty years from the 29th day of July 2008.

Certain U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the Stapled Securities and Ordinary Shares by beneficial owners of our Stapled Securities and Ordinary Shares that hold such Stapled Securities and Ordinary Shares as capital assets (generally, for investment). This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In addition, this description of the material U.S. federal income tax consequences does not address the tax treatment of special classes of holders, such as:

•	financial institutions

•	regulated investment companies

•	real estate investment trusts

•	tax-exempt entities

•	insurance companies

•	persons holding the Stapled Securities and Ordinary Shares as part of a hedging, integrated or conversion transaction, constructive sale or “straddle”

•	persons who acquired the Stapled Securities and Ordinary Shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services

•	U.S. expatriates

•	persons subject to the alternative minimum tax

•	dealers or traders in securities or currencies

•	holders whose functional currency is not the U.S. dollar and

•	direct or indirect holders of more than 10% of the combined voting power of our voting stock (including the Stapled Securities).

This summary does not address the alternative minimum tax, Medicare tax on net investment income, the estate and gift tax consequences (except to the extent specifically provided herein) or tax consequences under any state, local or foreign laws.

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. See “—Passive Foreign Investment Company.”

For purposes of this section, you are a “U.S. Holder” if you are: (1) an individual citizen of the United States or a resident alien of the United States; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons has authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

The term “Non-U.S. Holder” means any beneficial owner of the Stapled Securities and Ordinary Shares that is neither a U.S. Holder nor a partnership (including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes).

If a partnership or other pass-through entity is a beneficial owner of the Stapled Securities or Ordinary Shares, the tax treatment of a partner or other owner will generally depend upon the status of the partner (or other owner) and the activities of the entity. If you are a partner (or other owner) of a pass-through entity that acquires the Stapled Securities or Ordinary Shares, you should consult your tax advisor regarding the tax consequences of acquiring, owning and disposing of the Stapled Securities or Ordinary Shares.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), U.S. judicial decisions, administrative pronouncements and existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and describe herein.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of the Stapled Securities and Ordinary Shares and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Prospective purchasers are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign tax laws of the acquisition, ownership and disposition of the Stapled Securities and Ordinary Shares.

U.S. Holders of the Stapled Securities and Ordinary Shares

For U.S. federal income tax purposes, the Company will (and the Indenture requires holders of the Stapled Securities to) treat the Stapled Securities as a single, indivisible investment constituting equity in the Company. However, if the Notes were characterized as constituting separable components, the Notes might be treated as a separate debt instrument of the Company for U.S. federal income tax purposes. See “—Alternative Characterization of the Stapled Securities” below. Except where specifically described below, this discussion assumes the Stapled Securities will be treated as equity of the Company for U.S. federal income tax purposes.

Because there is no statutory, judicial or administrative authority directly addressing the U.S. federal income tax treatment of an instrument substantially similar to the Stapled Securities, U.S. Holders are urged to consult their own tax advisors as to the treatment, and the consequences to them, of an investment in the Stapled Securities.

Distributions on the Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company,” distributions of cash or property that we pay in respect of the Ordinary Shares (including Ordinary Shares that are a component of the Stapled Securities) will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in gross income by U.S. Holders when actually or constructively received in accordance with such holder’s regular method of accounting for U.S. federal income tax purposes. Any such dividends generally will not be eligible for the dividends received deduction allowed to corporations under the Code. We do not intend to maintain calculations of our earnings and profits under U.S. federal income tax principles and, unless and until such calculations are made, U.S. Holders should assume all such distributions are made out of earnings and profits and constitute dividend income.

Dividends paid to certain non-corporate U.S. Holders (including individuals), are subject to taxation at a maximum rate of 20% if the dividend represents “qualified dividend income.” Dividends are treated as qualified dividend income if (i) the stock on which they are paid is readily tradable on an established securities market in the United States, (ii) the U.S. Holder meets the holding period requirement with respect to such stock (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date), and (iii) the corporate payor of such dividend was not in the year prior to the year in which the dividend was paid, and is not in the year in which the dividend is paid, a PFIC (as described below). The Ordinary Shares (including Ordinary Shares that are a component of the Stapled Securities) are not currently readily tradable on an established securities market in the United States. As a result, amounts treated as dividends with respect to the Ordinary Shares (including Ordinary Shares that are a component of the Stapled Securities) are not expected to be treated as qualified dividend income.

Amounts treated as dividends received with respect to the Ordinary Shares (including Ordinary Shares that are a component of the Stapled Securities) will be treated as foreign source income. For purposes of the U.S. foreign tax credit limitation, foreign source income is separated into different “baskets,” and the credit for foreign taxes on income in any basket is limited to the U.S. federal income tax allocable to such income. Amounts treated as dividends paid with respect to the Ordinary Shares (including Ordinary Shares that are a component of the Stapled Securities) should generally constitute “passive category income” for most U.S. Holders. The foreign tax credit rules are complex, and are subject to the satisfaction of various requirements, including, in particular, applicable holding period requirements whose application to an instrument that includes a stated principal amount, such as the Stapled Securities, is unclear. U.S. Holders should consult their own tax advisors regarding the implications of these rules in light of their particular circumstances.

If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in the Ordinary Shares (or in the Stapled Securities in the case of Ordinary Shares that are a component of the Stapled Securities), causing a reduction (but not below zero) of such adjusted tax basis, and thereafter will be treated as capital gain.

PIK Interest and Payment on the Notes

Although the application of section 305 of the Code to an instrument like the Stapled Securities is not entirely clear, if the Stapled Securities are respected as a single, indivisible investment constituting equity of the Company, then PIK interest that accrues on the Notes is not expected to be subject to U.S. federal income tax until it is paid in cash or until, in certain circumstances, distributions of cash or property, if any, are paid on the Ordinary Shares. Such cash payments or distributions, together with any other payment of cash on the Notes, should be treated as described above under “—Distributions on the Ordinary Shares.”

Sale, Exchange or Other Taxable Disposition of the Stapled Securities and Ordinary Shares

A. U.S. Holder generally will recognize gain or loss upon the taxable sale, exchange or other disposition of the Stapled Securities or Ordinary Shares in an amount equal to the difference between (i) the amount realized upon the sale, exchange or other taxable disposition and (ii) such holder’s adjusted tax basis in the Stapled Securities or Ordinary Shares. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, such holder has held (or is treated as having held) the Stapled Securities or Ordinary Shares for more than one year. Long-term capital gains of U.S. Holders that are individuals are currently taxed at a maximum rate of 20%. The deductibility of capital losses is subject to limitations under the Code.

Conversion of the Stapled Securities into Ordinary Shares

If the Stapled Securities are respected as a single, indivisible investment constituting equity of the Company, U.S. Holders generally will not recognize any gain or loss in respect of the receipt of Ordinary Shares upon the conversion of Stapled Securities. The adjusted tax basis of the Ordinary Shares received in such conversion should be determined by allocating the U.S. Holder’s adjusted tax basis in the Stapled Securities among such newly-received Ordinary Shares and any remaining Stapled Securities based on their relative fair market values. The holding period of the Ordinary Shares received on conversion should generally include the holding period for the Stapled Securities.

Passive Foreign Investment Company

U.S. Holders would be subject to a special, adverse U.S. federal income tax regime if we are, or were to become, a PFIC. In general, a non-U.S. corporation is a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder holds stock in the non-U.S. corporation, at least 75% of its gross income is passive income or at least 50% of the value of its assets (determined on the basis of a quarterly average) produce passive income or are held for the production of passive income. In determining whether a foreign corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least 25% interest (by value) is taken into account. Based upon the nature of our current and projected income, assets and activities, we do not believe we are a PFIC. However, the determination of whether we are a PFIC is a factual determination made annually and thus may be subject to change. The application of the PFIC rules to a company and business such as ours also is not entirely clear. U.S. Holders should consult their own advisors regarding the adverse U.S. federal income tax consequences of owning Stapled Securities or Ordinary Shares in the event we are so characterized as a PFIC.

Alternative Characterization of the Stapled Securities

For U.S. federal income tax purposes, we will (and the Indenture requires holders of the Stapled Securities to) treat the Stapled Securities as a single, indivisible investment constituting equity in the Company. However, there can be no guarantee that the IRS will not assert a contrary position and that a court would not uphold such position. If the Notes were treated as separate debt of the Company, various consequences described above may be different. In particular, if the Notes are treated as separate debt instruments and their “stated redemption price at maturity” exceeded their “issue price” by an amount equal to or greater than a statutorily defined de minimis amount, the Notes would be considered to be issued with OID for U.S. federal income tax purposes. The stated redemption price at maturity of a debt instrument is the total of all payments due on the instrument other than payments of “qualified stated interest.” Pursuant to our Plan of Reorganization, certain holders of debt that was issued by the Company before its Chapter 11 restructuring received Stapled Securities, among other things, in exchange for such debt. If such debt were treated as traded on an established securities market on the date of such exchange and the Notes are treated as separate debt instruments of the Company, the issue price of the Notes would equal the fair market value of such exchanged debt. This could cause the Notes to have OID. In addition, if the Notes were treated as separate debt of the company, PIK interest would not constitute qualified stated interest. A U.S. Holder generally (i) would be required to include the OID in gross income as ordinary interest income as it accrued on a constant yield to maturity basis over the term of the Notes, in advance of the receipt of the cash attributable to such OID and regardless of the holder’s method of accounting for U.S. federal income tax purposes.

Because there is no statutory, judicial or administrative authority directly addressing the U.S. federal income tax treatment of an instrument substantially similar to the Stapled Securities, U.S. Holders are urged to consult their own tax advisors as to the treatment, and the consequences to them, of an investment in the Stapled Securities including the consequences if the Stapled Securities were treated as separate instruments rather than a single indivisible investment.

Non-U.S. Holders of the Stapled Securities and Ordinary Shares

In general, Non-U.S. Holders will not be subject to U.S. federal income tax or, subject to the discussion below under “—Information Reporting and Backup Withholding,” U.S. federal withholding tax on any payments made on the Stapled Securities or Ordinary Shares or gain recognized on the sale, exchange or other taxable disposition of the Stapled Securities or Ordinary Shares unless:

•	the amount received is effectively connected with the conduct of a trade or business in the United States, and if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	in the case of gain, the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met.

Information Reporting and Backup Withholding

In general, information reporting will apply to amounts paid to a U.S. Holder in respect of the Stapled Securities and Ordinary Shares and the proceeds received by a U.S. Holder from the sale, exchange or other disposition of the Stapled Securities and Ordinary Shares within the United States (and, in certain circumstances, outside the United States) unless such holder is a corporation or other exempt recipient. A backup withholding tax may apply to such payments if a U.S. Holder fails to provide a taxpayer identification number or certification of exempt status, or such U.S. Holder fails to report in full dividend and interest income. A U.S. Holder that does not provide its correct taxpayer identification number may also be subject to penalties imposed by the IRS.

Information reporting and a backup withholding tax may apply to amounts paid on, and the proceeds from the sale, exchange, conversion or other disposition of, the Stapled Securities and Ordinary Shares, if such amounts are received in the United States by a Non-U.S. holder or through certain U.S.-related financial intermediaries, unless such Non-U.S. holder complies with certain certification procedures (typically, the provision of the applicable IRS Form W-8).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against your U.S. federal income tax liability, if any, provided that you furnish the required information to the IRS.

“Specified Foreign Financial Asset” Reporting

Owners of “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 (and in some circumstances, a higher threshold), may be required to file an information statement with respect to such assets with their U.S. federal income tax returns, currently on IRS Form 8938. The Stapled Securities generally are expected to constitute “specified foreign financial assets” unless they are held in accounts maintained by financial institutions. U.S. Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Stapled Securities.

ENFORCEMENT OF JUDGMENTS / ENFORCEMENT OF CIVIL LIABILITIES

The Company has been advised by its Cayman Islands legal counsel that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against the Company judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against the Company predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. There is recent Privy Council authority (which is binding on the Cayman Islands Court) in the context of a plan of reorganization approved by the New York Bankruptcy Court which suggests that due to the universal nature of bankruptcy/insolvency proceedings, foreign money judgments obtained in foreign bankruptcy/insolvency proceedings may be enforced without applying the principles outlined above. However, a more recent English Supreme Court authority (which is highly persuasive but not binding on the Cayman Islands Court), has expressly rejected that approach in the context of a default judgment obtained in an adversary proceeding brought in the New York Bankruptcy Court by the receivers of the bankruptcy debtor against a third party, and which would not have been enforceable upon the application of the traditional common law principles summarized above and held that foreign money judgments obtained in bankruptcy/insolvency proceedings should be enforced by applying the principles set out above, and not by the simple exercise of the Courts’ discretion. Those cases have now been considered by the Cayman Islands Court. The Cayman Islands Court was not asked to consider the specific question of whether a judgment of a bankruptcy court in an adversary proceeding would be enforceable in the Cayman Islands, but it did endorse the need for active assistance of overseas bankruptcy proceedings. We understand that the Cayman Islands Court’s decision in that case has been appealed and it remains the case that the law regarding the enforcement of bankruptcy/insolvency related judgments is still in a state of uncertainty.

LEGAL MATTERS

The validity and enforceability of the Stapled Securities (excluding the Ordinary Shares) being offered hereby will be passed upon for us by Milbank, Tweed, Hadley & McCloy LLP, New York, New York. Milbank, Tweed, Hadley & McCloy LLP also passed on matters of Delaware law relating to the Guarantees with respect to the Notes. The validity and enforceability of the Ordinary Shares being offered hereby will be passed upon for us by Maples and Calder, George Town, Grand Cayman, Cayman Islands. Maples & Calder also passed on matters of matters of Cayman Islands law relating to the Guarantees with respect to the Notes. Ioannides Demetriou LLC passed on matters of Cyprus law. Réti, Antall & Partners Law Firm passed on matters of Hungarian law. Hadromi & Partners passed on matters of Indonesian law. Azmi & Associates passed on matters of Malaysian law. Heussen B.V. passed on matters of Dutch law. D&B David si Baias SCA passed on matters of Romanian law. JLC Advisors LLP passed on matters of Singaporean law.

EXPERTS

The consolidated financial statements as of December 31, 2015 and 2014, and for the years then ended included in this Prospectus and in the Registration Statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements for the year ended December 31, 2013, included in this Prospectus and in the registration statement have been so included in reliance on the report of UHY LLP, an independent registered public accounting firm, included herein, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement under the Securities Act referred with respect to the securities offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our securities, you should refer to the registration statement. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents.

The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1-202-551-8909. Copies of such materials are also available by mail from the Public Reference Branch of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 at prescribed rates. In addition, the SEC maintains a website at http://www.sec.gov from which interested persons can electronically access the registration statement, including the exhibits and schedules to the registration statement.

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law.

INDEX TO FINANCIAL STATEMENTS

Page
Consolidated Balance Sheet (Unaudited) as of June 30, 2016 (successor) and as of December 31, 2015 (predecessor)	F-2

Consolidated Statement of Operations (Unaudited) for the successor periods for the three months ended June 30, 2016 and from February 10, 2016 to June 30, 2016, and for the predecessor periods from January 1, 2016 to February 10, 2016 and for the three and six months ended June 30, 2015

F-3

Consolidated Statement of Cash Flows (Unaudited) for the successor period from February 10, 2016 to June 30, 2016, and for the predecessor periods from January 1, 2016 to February 10, 2016 and for the six months ended June 30, 2015

F-4

Notes to Unaudited Consolidated Financial Statements	F-5

Reports of Independent Public Registered Accounting Firms	F-21

Consolidated Balance Sheet at December 31, 2015 and 2014	F-23

Consolidated Statement of Operations for the Years Ended December 31, 2015, 2014 and 2013	F-24

Consolidated Statement of Shareholder’s Equity for the Years Ended December 31, 2015, 2014 and 2013	F-25

Consolidated Statement of Cash Flows for the Years Ended December 31, 2015, 2014 and 2013	F-26

Notes to Consolidated Financial Statements	F-27

Pro Forma Consolidated Statements of Operations (Unaudited) for the predecessor periods from January 1, 2016 to February 10, 2016 and for the year ended December 31, 2015	F-44

Vantage Drilling International

Consolidated Balance Sheet

(In thousands, except share and par value information)

(Unaudited)

	Successor	Predecessor
	June 30, 2016	December 31, 2015
ASSETS
Current assets
Cash and cash equivalents	$240,502	$203,420
Restricted cash	1,000	—
Trade receivables	28,150	70,722
Inventory	46,371	64,495
Prepaid expenses and other current assets	17,127	22,106

Total current assets	333,150	360,743

Property and equipment
Property and equipment	898,316	3,481,006
Accumulated depreciation	(30,278)	(532,619)

Property and equipment, net	868,038	2,948,387
Other assets	10,815	23,050

Total assets	$1,212,003	$3,332,180

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$34,639	$49,437
Accrued liabilities	15,619	21,702
Current maturities of long-term debt	1,430	—
VDC note payable	—	61,477

Total current liabilities	51,688	132,616

Long–term debt, net of discount of $127,974 and $0	839,831	—
Other long-term liabilities	11,269	33,097
Liabilities subject to compromise	—	2,694,456
Commitments and contingencies (Note 8)
Shareholders’ equity
Predecessor ordinary shares, $0.001 par value, 50 million shares authorized; one thousand shares issued and outstanding	—	—
Predecessor additional paid-in capital	—	595,119
Successor ordinary shares, $0.001 par value, 50 million shares authorized; 5,000,053 shares issued and outstanding	5	—
Successor additional paid-in capital	373,972	—
Accumulated deficit	(64,762)	(138,363)

Total VDI shareholders’ equity	309,215	456,756
Noncontrolling interests	—	15,255

Total equity	309,215	472,011

Total liabilities and equity	$1,212,003	$3,332,180

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Vantage Drilling International

Consolidated Statement of Operations

(In thousands, except per share amounts)

(Unaudited)

	Successor		Predecessor
	Three Months Ended June 30, 2016	Period from February 10, 2016 to June 30, 2016	Period from January 1, 2016 to February 10, 2016	Three Months Ended June 30, 2015	Six Months Ended June 30, 2015
Revenue
Contract drilling services	$40,901	$64,960	$20,891	202,888	410,869
Management fees	1,712	2,671	752	1,902	3,783
Reimbursables	5,898	10,666	1,897	9,593	20,252

Total revenue	48,511	78,297	23,540	214,383	434,904

Operating costs and expenses
Operating costs	34,965	62,404	25,213	94,709	190,059
General and administrative	8,695	17,863	2,558	6,701	12,691
Depreciation	18,381	30,457	10,696	31,781	63,404

Total operating costs and expenses	62,041	110,724	38,467	133,191	266,154

Income (loss) from operations	(13,530)	(32,427)	(14,927)	81,192	168,750
Other income (expense)
Interest income	9	15	3	13	25
Interest expense and other financing charges (contractual interest of $23,219 for the period from January 1, 2016 to February 10, 2016)	(18,772)	(29,422)	(1,728)	(45,908)	(92,027)
Gain (loss) on debt extinguishment	—	—	—	(2)	10,823
Other, net	(1,516)	318	(69)	1,971	1,820
Reorganization items	(487)	(641)	(452,923)	—	—

Total other income (expense)	(20,766)	(29,730)	(454,717)	(43,926)	(79,359)

Income (loss) before income taxes	(34,296)	(62,157)	(469,644)	37,266	89,391
Income tax provision	1,438	2,605	2,371	8,862	38,151

Net income (loss)	(35,734)	(64,762)	(472,015)	28,404	51,240
Net income (loss) attributable to noncontrolling interests	—	—	(969)	477	667

Net income (loss) attributable to VDI	$(35,734)	$(64,762)	$(471,046)	$27,927	$50,573

Net loss per share, basic and diluted	$(7.15)	$(12.95)	N/A	N/A	N/A
Weighted average successor shares outstanding, basic and diluted	5,000	5,000	N/A	N/A	N/A

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Vantage Drilling International

Consolidated Statement of Cash Flows

(In thousands)

(Unaudited)

	Successor	Predecessor
	Period from February 10, 2016 to June 30, 2016	Period from January 1, 2016 to February 10, 2016	Six Months Ended June 30, 2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(64,762)	$(472,015)	$51,240
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation expense	30,457	10,696	63,404
Amortization of debt financing costs	193	—	4,238
Amortization of debt discount	18,945	—	1,205
Reorganization items	—	430,210	—
Non-cash gain on debt extinguishment	—	—	(10,814)
Deferred income tax benefit	(1,741)	—	(534)
Loss on disposal of assets	624	—	158
Changes in operating assets and liabilities:
Restricted cash	—	(1,000)	—
Trade receivables	46,147	(3,575)	8,561
Inventory	(2,129)	223	(340)
Prepaid expenses and other current assets	(1,914)	6,893	8,794
Other assets	569	941	4,101
Accounts payable	92	(14,890)	(86,701)
Accrued liabilities and other long-term liabilities	(26,277)	21,152	(18,653)

Net cash provided by (used in) operating activities	204	(21,365)	24,659

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment	(7,982)	116	(17,017)

Net cash provided by (used in) investing activities	(7,982)	116	(17,017)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term debt	(715)	(7,000)	(54,605)
Proceeds from issuance of 10% Second Lien Notes	—	76,125	—
Debt issuance costs	(51)	(2,250)	—

Net cash provided by (used in) financing activities	(766)	66,875	(54,605)

Net increase (decrease) in cash and cash equivalents	(8,544)	45,626	(46,963)
Cash and cash equivalents—beginning of period	249,046	203,420	75,801

Cash and cash equivalents—end of period	$240,502	$249,046	$28,838

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for:
Interest	$7,436	$1,568	$10,453
Income taxes	12,392	2,631	32,328
Non-cash investing and financing transactions:
Payment of interest in kind on the Convertible Notes	$2,932	$—	$—

The accompanying notes are an integral part of these unaudited consolidated financial statements.

VANTAGE DRILLING INTERNATIONAL

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Recent Events

Vantage Drilling International (the “Company” or “VDI”), a Cayman Islands exempted company, is an international offshore drilling company focused on operating a fleet of modern, high specification drilling units. Our principal business is to contract drilling units, related equipment and work crews, primarily on a dayrate basis to drill oil and natural gas wells for our customers. We also provide construction supervision services for drilling units owned by others. Through our fleet of drilling units, we are a provider of offshore contract drilling services to major, national and independent oil and natural gas companies, focused primarily on international markets. The Company was previously known as Offshore Group Investment Limited and changed its corporate name to Vantage Drilling International effective February 11, 2016.

Restructuring Agreement and Emergence from Voluntary Reorganization under Chapter 11 Proceeding

On December 1, 2015, we and Vantage Drilling Company (“VDC”), our former parent company, entered into a restructuring support agreement (the “Restructuring Agreement”) with a majority of our secured creditors. Pursuant to the terms of the Restructuring Agreement, the Company agreed to pursue a pre-packaged plan of reorganization (the “Reorganization Plan”) under Chapter 11 of Title 11 of the United States Bankruptcy Code and VDC would commence official liquidation proceedings under the laws of the Cayman Islands. On December 2, 2015, pursuant to the Restructuring Agreement, the Company acquired two subsidiaries responsible for the management of the Company from VDC in exchange for a $61.5 million promissory note (the “VDC Note”). As this transaction involved a reorganization of entities under common control, it was reflected in the consolidated financial statements, at carryover basis, on a retrospective basis. Effective with the Company’s emergence from bankruptcy on February 10, 2016 (the “Effective Date”), VDC’s former equity interest in the Company was cancelled. Immediately following that event, the VDC Note was converted into 655,094 new ordinary shares of the reorganized Company (the “New Shares”) in accordance with the terms thereof, in satisfaction of the obligation thereunder, which, including accrued interest, totaled approximately $62.0 million as of such date.

On December 3, 2015 (the “Petition Date”), the Company, certain of its subsidiaries and certain VDC subsidiaries who were guarantors of the Company’s pre-bankruptcy secured debt, filed the Reorganization Plan in the United States Bankruptcy Court for the District of Delaware ( In re Vantage Drilling International (F/K/A Offshore Group Investment Limited), et al. , Case No. 15-12422). On January 15, 2016, the District Court of Delaware confirmed the Company’s pre-packaged Reorganization Plan and the Company emerged from bankruptcy on the Effective Date.

The following table summarizes the components of our pre-bankruptcy debt, all of which was reflected as Liabilities Subject to Compromise (“LSTC”) in our consolidated balance sheet as of December 31, 2015 (in thousands):

2017 Term Loan and accrued interest	$326,420
2019 Term Loan and accrued interest	344,738
7.5% Senior Notes and accrued interest	1,136,748
7.125% Senior Notes and accrued interest	736,550
Pre-petition Credit Agreement	150,000

Liabilities Subject to Compromise	$2,694,456

Pursuant to the terms of the Reorganization Plan, the term loans and senior notes were retired on the Effective Date by issuing the debtholders Units in the reorganized Company, with each Unit of securities originally consisting of one New Share and $172.61 of principal of the 1%/12% Step-Up Senior Secured Third Lien Convertible Notes due 2030 (the “Convertible Notes”), subject to adjustment upon the payment of interest in kind and certain cases of redemption of conversion of the Convertible Notes, as well as share splits, share dividends, consolidation or reclassification of the New Shares . As of June 30, 2016, taking into account the payment of interest in kind on the Convertible Notes on such date, each such unit of securities became comprised of one New Share and $173.28 of principal of Convertible Notes. The New Shares and the Convertible Notes are issued subject to the terms of an agreement that prohibits the New Shares and Convertible Notes from being transferred or exchanged separately. For every $1,000 of principal, a note holder received 1.722798 Units for the 2017 Term Loan, 1.725087 Units for the 2019 Term Loan, 1.786070 Units for the 7.5% Senior Notes, and 1.728569 Units for the 7.125% Senior Notes. In total, these debtholders received 4,344,959 Units under the Reorganization Plan.

The New Shares issued to these creditors and the Convertible Notes may only be traded together and not separately. The Convertible Notes are convertible into New Shares in certain circumstances, at a conversion price (subject to adjustment in accordance with the terms of the Indenture for the Convertible Notes) which was $95.60 as of the issue date. The Indenture for the Convertible Notes includes customary covenants that restrict among other things, the granting of liens and customary events of default, including among other things, failure to issue securities upon conversion of the Convertible Notes.

Other significant elements of the Reorganization Plan included :

Second Amended and Restated Credit Agreement. The Company’s pre-petition credit agreement was amended to (i) replace the $32.0 million revolving letter of credit commitment with a new $32.0 million revolving letter of credit facility and (ii) repay the $150 million of outstanding borrowings with (a) $7.0 million of cash and (b) the issuance of $143.0 million initial term loans (the “2016 Term Loan Facility”).

10% Senior Secured Second Lien Notes. Holders of the Company’s pre-petition term loans and senior notes claims were eligible to participate in a rights offering conducted by the Company for $75.0 million of the Company’s new 10% Senior Secured Second Lien Notes due 2020 (the “10% Second Lien Notes”). In connection with this rights offering, certain creditors entered into a “backstop” agreement to purchase 10% Second Lien Notes if the offer was not fully subscribed. The premium paid to such creditors under the backstop agreement was approximately $2.2 million, paid $1.1 million in cash and $1.1 million in additional 10% Second Lien Notes, resulting in a total issued amount of $76.1 million of 10% Second Lien Notes, and raising $73.9 million, after deducting the cash portion of the backstop premium.

The Reorganization Plan allowed the Company to continue business operations during the court proceedings and maintain all operating assets and agreements. The Company had adequate liquidity prior to the filing and did not have to seek any debtor-in-possession financing. All trade payables, credits, wages and other related obligations were unimpaired by the Reorganization Plan.

Other Events: In July 2015, we became aware that Hamylton Padilha, the Brazilian agent the Company used in the contracting of the Titanium Explorer drillship to Petroleo Brasileiro S.A. (“Petrobras”), had entered into a plea arrangement with the Brazilian authorities in connection with his role in facilitating the payment of bribes to former Petrobras executives. Among other things, Mr. Padilha provided information to the Brazilian authorities of an alleged bribery scheme between former Petrobras executives and Mr. Hsin-Chi Su, who was, at the time of the alleged bribery scheme, a member of the Board of Directors and a significant shareholder of VDC. When we learned of Mr. Padilha’s plea agreement and the allegations, we voluntarily contacted the U.S. Department of Justice (“DOJ”) and the SEC to advise them of these recent developments, as well as the fact that we had engaged outside counsel to conduct an internal investigation of the allegations. Our internal investigation is ongoing and we are cooperating with the DOJ and SEC in their investigation of these allegations. In connection with our cooperation with the DOJ and SEC, we recently advised both agencies that in early 2010, we engaged outside counsel to investigate a report of allegations of improper payments to customs and immigration officials in Asia. That investigation was concluded in 2011, and we determined at that time that no disclosure was warranted; however, in the abundance of caution, we are reviewing the matter again in light of the allegations in the Petrobras matter. Although we cannot predict the outcome of this matter, if the DOJ or the SEC determine that violations of the U.S. Foreign Corrupt Practices Act (“FCPA”) have occurred, the Company could be subject to civil and criminal sanctions, including monetary penalties, as well as additional requirements or changes to our business practices and compliance programs, any or all of which could have a material adverse effect on our business and financial condition. Additionally, if we become subject to any judgment, decree, order, governmental penalty or fine, this may constitute an event of default under the terms of our secured debt agreements and result in our outstanding debt becoming immediately due and payable.

2. Basis of Presentation and Significant Accounting Policies

Basis of Consolidation: The accompanying interim consolidated financial information as of June 30, 2016, for the three months ended June 30, 2016, the periods from February 10, 2016 to June 30, 2016, from January 1, 2016 to February 10, 2016 and the three and six months ended June 30, 2015 has been prepared without audit, pursuant to the rules and regulations of the SEC and includes our accounts and those of our majority owned subsidiaries and VIEs discussed below. All significant intercompany transactions and accounts have been eliminated. They reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the financial position and results of operations for the interim periods, on a basis consistent with the annual audited financial statements (except for the impact of the application of fresh-start accounting). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) have been condensed or omitted pursuant to the rules and regulations of the SEC, although we believe that the disclosures made are adequate to provide for fair presentation. The balance sheet at December 31, 2015 is derived from our December 31, 2015 audited financial statements. These interim financial statements should be read in conjunction with the financial statements and the notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2015 though, as described below, such prior financial statements may not be comparable to our interim financial statements due to the adoption of fresh-start accounting upon emergence from bankruptcy. The results of operations for the interim periods are not necessarily indicative of the operating results for the full fiscal year or any future periods.

In connection with our bankruptcy filing, we were subject to the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 852 Reorganizations (“ASC 852”). All expenses, realized gains and losses and provisions for losses directly associated with the bankruptcy proceedings were classified as “reorganization items” in the consolidated statements of operations. Certain pre-petition liabilities subject to Chapter 11 proceedings were considered as LSTC on the Petition Date and just prior to our emergence from bankruptcy on the Effective Date. The LSTC classification distinguished such liabilities from the liabilities that were not expected to be compromised and liabilities incurred post-petition.

ASC 852 requires that subsequent to the Petition Date, expenses, realized gains and losses and provisions for losses that can be directly associated with the reorganization of the business be reported separately as reorganization items in the consolidated statements of operations. We were required to distinguish pre-petition liabilities subject to compromise from those that are not and post-petition liabilities in our balance sheet. Liabilities that were subject to compromise were reported at the amounts expected to be allowed by the Bankruptcy Court, even if they were settled for lesser amounts as a result of the Reorganization Plan.

Upon emergence from bankruptcy on the Effective Date, we adopted fresh-start accounting in accordance with ASC 852, which resulted in the Company becoming a new entity for financial reporting purposes. Upon adoption of fresh-start accounting, our assets and liabilities were recorded at their fair values as of the Effective Date. The Effective Date fair values of our assets and liabilities differed materially from the recorded values of our assets and liabilities as reflected in our historical consolidated balance sheets. The effects of the Reorganization Plan and the application of fresh-start accounting were reflected in our consolidated financial statements as of February 10, 2016 and the related adjustments thereto were recorded in our consolidated statements of operations as reorganization items for the period January 1 to February 10, 2016.

As a result, our consolidated balance sheets and consolidated statement of operations subsequent to the Effective Date will not be comparable to our consolidated balance sheets and statements of operations prior to the Effective Date. Our consolidated financial statements and related notes are presented with a black line division which delineates the lack of comparability between amounts presented on or after February 10, 2016 and dates prior. Our financial results for future periods following the application of fresh-start accounting will be different from historical trends and the differences may be material.

References to “Successor” relate to the Company on and subsequent to the Effective Date. References to “Predecessor” refer to the Company prior to the Effective Date. The consolidated financial statements of the Successor have been prepared assuming that the Company will continue as a going concern and contemplate the realization of assets and the satisfaction of liabilities in the normal course of business.

In addition to the consolidation of our majority owned subsidiaries, we also consolidate variable interest entities (“VIEs”) when we are determined to be the primary beneficiary of a VIE. Determination of the primary beneficiary of a VIE is based on whether an entity has (1) the power to direct activities that most significantly impact the economic performance of the VIE and (2) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. Our determination of the primary beneficiary of a VIE considers all relationships between us and the VIE. We consolidated these entities in our Predecessor consolidated financial statements because we determined that they were VIEs and that we were the primary beneficiary. These VIEs, who were subsidiaries of VDC, guarantors of our pre-petition debt and were part of the Reorganization Plan, became our subsidiaries upon emergence from bankruptcy on the Effective Date. The following table summarizes the net effect of consolidating these entities on our Predecessor consolidated statement of operations.

	Predecessor
	Period from January 1, 2016 to February 10, 2016	Three Months Ended June 30, 2015	Six Months Ended June 30, 2015
(in thousands)
Revenue	$1,219	$5,372	$11,102
Operating costs and expenses	1,240	4,757	9,834
Income before taxes	22	551	1,291
Income tax provision	991	74	624
Net income (loss) attributable to noncontrolling interests	(969)	477	667

Cash and Cash Equivalents: Includes deposits with financial institutions as well as short-term money market instruments with maturities of three months or less when purchased.

Inventory: Consists of materials, consumables, spare parts and related supplies for our drilling rigs and is carried at the lower of average cost or market.

Property and Equipment: Consists of the costs of our drilling rigs, furniture and fixtures, computer equipment and capitalized costs for computer software. Drilling rigs are depreciated on a component basis over estimated useful lives ranging from five to thirty-five years on a straight-line basis as of the date placed in service. Other assets are depreciated upon placement in service over estimated useful lives ranging from three to seven years on a straight-line basis. When assets are sold, retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and a gain or loss is recognized.

We evaluate the realization of property and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss on our property and equipment exists when estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Any impairment loss recognized w ould represent the excess of the asset’s carrying value over the estimated fair value.

Interest costs and the amortization of debt financing costs related to the financings of our drilling rigs are capitalized as part of the cost while they are under construction and prior to the commencement of each vessel’s first contract. We did not capitalize any interest for the reported periods.

Debt Financing Costs: Costs incurred with debt financings are deferred and amortized over the term of the related financing facility on a straight-line basis which approximates the interest method. Debt issuance costs related to a recognized debt liability are presented in the consolidated balance sheet as a direct deduction from the carrying amount of that debt liability.

Revenue: Revenue is recognized as services are performed based on contracted dayrates and the number of operating days during the period.

In connection with a customer contract, we may receive lump-sum fees for the mobilization of equipment and personnel or the demobilization of equipment and personnel upon completion. Mobilization fees received and costs incurred to mobilize a rig from one geographic market to another pursuant to a contract are deferred and recognized on a straight-line basis over the term of such contract, excluding any option periods. Costs incurred to mobilize a rig without a contract are expensed as incurred. Fees or lump-sum payments received for capital improvements to rigs are deferred and amortized to income over the term of the related drilling contract. The costs of such capital improvements are capitalized and depreciated over the useful lives of the assets. Upon completion of drilling contracts, any demobilization fees received are recorded as revenue. We record reimbursements from customers for rebillable costs and expenses as revenue and the related direct costs as operating expenses.

Rig and Equipment Certifications: We are required to obtain regulatory certifications to operate our drilling rigs and certain specified equipment and must maintain such certifications through periodic inspections and surveys. The costs associated with these certifications, including drydock costs, are deferred and amortized over the corresponding certification periods.

Income Taxes: Income taxes are provided for based upon the tax laws and rates in effect in the countries in which operations are conducted and income is earned. Deferred income tax assets and liabilities are computed for differences between the financial statement basis and tax basis of assets and liabilities that will result in future taxable or deductible amounts and are based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized. We recognize interest and penalties related to income taxes as a component of income tax expense.

We early adopted the provisions of ASU 2015-17 effective January 1, 2016 and have retrospectively applied its provisions to all periods presented in our Consolidated Financial Statements. ASU 2015-17 requires companies to classify all deferred tax assets and liabilities as non-current on the balance sheet instead of separating deferred taxes into current and non-current amounts. Application of ASU 2015-17 did not have a material impact on our consolidated financial statements.

Concentrations of Credit Risk: Financial instruments that potentially subject us to a significant concentration of credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable. We maintain deposits in federally insured financial institutions in excess of federally insured limits. We monitor the credit ratings and our concentration of risk with these financial institutions on a continuing basis to safeguard our cash deposits. Some of our restricted cash is invested in certificates of deposit. We have a limited number of key customers, who are primarily large international oil and gas operators, national oil companies and other international oil and gas companies. Our contracts provide for monthly billings as services are performed and we monitor compliance with contract payment terms on an ongoing basis. Outstanding receivables beyond payment terms are promptly investigated and discussed with the specific customer. We did not have an allowance for doubtful accounts as of June 30, 2016 or December 31, 2015.

Use of Estimates: The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates, including those related to property and equipment, income taxes, insurance, employee benefits and contingent liabilities. Actual results could differ from these estimates.

Fair Value of Financial Instruments: The fair value of our short-term financial assets and liabilities approximates the carrying amounts represented in the balance sheet principally due to the short-term nature or floating rate nature of these instruments. At December 31, 2015, the fair value of the 7.125% Senior Notes and the 7.5% Senior Notes was approximately $15.7 million and $23.5 million, respectively, based on quoted market prices, a Level 1 measurement. These notes are classified as LSTC as of December 31, 2015 and were discharged under the Reorganization Plan on the Effective Date. See “ Note 5. Debt “ for the fair value of our post-petition bankruptcy debt.

Recent Accounting Standards: In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. ASU No. 2014-09 supersedes most of the existing revenue recognition requirements in U.S. GAAP, including industry-specific guidance. The ASU is based on the principle that revenue is recognized when an entity transfers promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard also requires significant additional disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. ASU No. 2014-09 is effective for annual reporting periods beginning afte r December 15, 2017, and interim periods within those years, using either a full or a modified retrospective application approach.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842): Amendments to the FASB Accounting Standards Codification, to increase transparency and comparability among organizations by recognizing lease assets and liabilities on the balance sheet and disclosing key information about leasing arrangements. Under these amendments, lessees are required to recognize lease assets and lease liabilities for leases classified as operating leases under ASC 840. ASU No. 2016-02 is effective for financial statements issued for fiscal years beginning after December 15, 2018, and early adoption is permitted.

In March 2016, the FASB issued ASU No. 2016-09, Compensation – Stock Compensation (Topic 718). The pronouncement was issued to simplify the accounting for share-based payment transactions, including income tax consequences, the classification of awards as either equity or liabilities, and the classification on the statement of cash flows. ASU No. 2016-09 is effective for reporting periods beginning after December 15, 2016.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326). ASU No. 2016-13 was issued to provide more decision-useful information about the expected credit losses on financial instruments and changes the loss impairment methodology. ASU No. 2016-13 is effective for reporting periods beginning after December 15, 2019 using a modified retrospective adoption method. A prospective transition approach is required for debt securities for which an other-than-temporary impairment had been recognized before the effective date.

We are evaluating the provisions of ASU No. 2016-02, ASU No. 2016-09, ASU No. 2016-13 and ASU No. 2014-09 and have not yet determined the impact of these ASUs on our financial position, results of operations or cash flows.

3. Fresh-Start Accounting

Upon our emergence from bankruptcy, we adopted fresh-start accounting in accordance with ASC 852. We qualified for fresh-start accounting because (i) the reorganization value of our assets immediately prior to the confirmation was less than the post-petition liabilities and allowed claims and (ii) the holders of existing voting shares of the Predecessor company received less than 50% of the voting shares of the post-emergence Successor entity.

Reorganization Value: Reorganization value represents the fair value of the Successor’s total assets and is intended to approximate the amount a willing buyer would pay for the assets immediately after restructuring. Under fresh-start accounting, we allocated the reorganization value to our individual assets based on their estimated fair values.

Our reorganization value is derived from an estimate of enterprise value. Enterprise value represents the estimated fair value of an entity’s long term debt and shareholders’ equity. The estimated enterprise value of the Company of approximately $954.2 million represents management’s best estimate of fair value on the Effective Date and the value contemplated by the Bankruptcy Court in confirmation of the Reorganization Plan after extensive negotiations among the Company and its creditors. The estimated enterprise value, after adding cash plus the estimated fair values of all of the Company’s non-debt liabilities, is intended to approximate the reorganization value. A reconciliation of the reorganization value is provided in the table below:

(in thousands)
Enterprise value	$954,242
Plus: Cash, cash equivalents and restricted cash	250,046
Plus: Working capital surplus	712
Plus: Current liabilities	80,284

Reorganization value of Successor assets	$1,285,284

Reorganization value and enterprise value were estimated using numerous projections and assumptions that are inherently subject to significant uncertainties and resolution of contingencies that are beyond our control. Accordingly, the estimates set forth herein are not necessarily indicative of actual outcomes, and there can be no assurance that the estimates, projections or assumption will be realized.

In order to estimate the enterprise value of the Company, we used a discounted cash flow methodology. The discounted cash flow analysis estimates the value of a business by calculating the present value of expected future unlevered after-tax free cash flows to be generated by such business. This analysis is supported through a comparison of indicated values resulting from the use of other valuation techniques including: (i) a comparison of financial multiples implied by the estimated enterprise value to a range of multiples of publicly held companies with similar characteristics, and (ii) an analysis of comparable valuations indicated by precedent mergers or acquisitions of such companies.

The financial projections used to estimate the expected future unlevered after-tax free cash flows were based on our 5-year forecast. The projections were prepared by management and are based on a number of es timates including various assumptions regarding the anticipated future performance of the Company, industry performance, general business and economic conditions and other matters, many of which are beyond our control. The discounted cash flow method also includes assumptions of the weighted average cost of capital (the “Discount Rate”) as well as an estimate of a residual growth rate used to determine the enterprise value represented by the time period beyond the 5-year plan. The Discount Rate was calculat ed using the capital asset pricing model and resulted in a Discount Rate of 1 5.2%. The estimated residual growth rate was developed considering the long-term economic outlook of the industry and geographical regions that the Company operates in and resulte d in an estimated rate of 2.0%.

Consolidated Balance Sheet: The adjustments set forth in the following condensed consolidated balance sheet reflect the effect of the consummation of the transactions contemplated by the Reorganization Plan (reflected in the column “Reorganization Adjustments”) as well as fair value adjustments as a result of the adoption of fresh—start accounting (reflected in the column “Fresh—Start Adjustments”). The explanatory notes highlight methods used to determine fair values or othe r amounts of the assets and liabilities as well as significant assumptions or inputs.

	Predecessor Company February 10, 2016	Reorganization Adjustments		Fresh-Start Adjustments		Successor Company February 10, 2016
(in thousands, except share and par value information)
ASSETS
Current assets
Cash and cash equivalents	$182,171	$66,875	(a)	$—		$249,046
Trade receivables	74,297	—		—		74,297
Inventory	64,272	—		(20,030	)(f)	44,242
Prepaid expenses and other current assets	16,511	—				16,511

Total current assets	337,251	66,875		(20,030)		384,096

Property and equipment
Property and equipment	3,480,890	—		(2,589,755)		891,135
Accumulated depreciation	(543,315)	—		543,315		—

Property and equipment, net	2,937,575	—		(2,046,440	)(g)	891,135

Other assets
Other assets	21,963	—		(11,910	)(h)	10,053

Total other assets	21,963	—		(11,910)		10,053

Total assets	$3,296,789	$66,875		$(2,078,380)		$1,285,284

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$34,547	$—		$—		$34,547
Accrued liabilities	44,307	—		—		44,307
Current maturities of long-term debt	—	1,430	(b)	—		1,430
VDC note payable	62,627	(62,627	)(c)	—		—

Total current liabilities	141,481	(61,197)		—		80,284

Long–term debt	—	818,525	(b)	—		818,525
Other long-term liabilities	30,645	—		(18,148	)(h)	12,497
Liabilities subject to compromise	2,694,456	(2,694,456	)(d)			—

	Predecessor Company February 10, 2016	Reorganization Adjustments		Fresh-Start Adjustments		Successor Company February 10, 2016
(in thousands, except share and par value information)
Commitments and contingencies
Shareholders’ equity
Predecessor ordinary shares, $0.001 par value, 50 million shares authorized; one thousand shares issued and outstanding	—	—		—		—
Predecessor additional paid-in capital	595,119	(595,119	)(e)	—		—
Successor ordinary shares, $0.001 par value, 50 million shares authorized; 5,000,053 shares issued and outstanding	—	5	(b)(c)	—		5
Successor additional paid-in capital	—	373,973	(b)(c)	—		373,973
Accumulated deficit	(179,198)	2,239,430	(e)	(2,060,232	)(i)	—

Total VDI shareholders’ equity	415,921	2,018,289		(2,060,232)		373,978
Noncontrolling interests	14,286	(14,286	)(e)	—		—

Total equity	430,207	2,004,003		(2,060,232)		373,978

Total liabilities and equity	$3,296,789	$66,875		$(2,078,380)		$1,285,284

a)	Reflects the net use of cash on the Effective Date from implementation of the Reorganization Plan (in thousands):

Sources:
Net proceeds from 10% Second Lien Notes	$76,125

Total Sources	76,125
Uses:
Repayment of Credit Facility borrowings	(7,000)
Debt issuance costs	(2,250)

Total Uses	(9,250)

Net Sources	$66,875

b)	Represents the issuance of the new debt in connection with the Reorganization Plan: (1) the conversion of the pre-petition revolving credit facility into (i) $143.0 million of the 2016 Term Loan Facility and (ii) $7.0 million of cash; (2) the issuance of $76.1 million of new 10% Second Lien Notes due December 31, 2020 in a rights offering raising net proceeds of approximately $73.9 million after backstop premium and offering costs and (3) issuance of 4,344,959 New Shares of the Company and $750.0 million face value of Convertible Notes.
c)	Reflects the settlement of the VDC Note by issuing 655,094 New Shares in accordance with the Reorganization Plan.
d)	Reflects the settlement of LSTC in accordance with the Reorganization Plan as follows:

(in thousands)
2017 Term Loan	$323,543
2019 Term Loan	341,250
7.5% Senior Notes	1,086,815
7.125% Senior Notes	727,622
Prepetition credit facility	150,000
Accrued interest	65,226

Liabilities subject to compromise of the Predecessor Company	2,694,456
Fair value of equity issued to debtholders	(311,351)
Fair value of Convertible Notes issued to debtholders	(603,080)
Issuance of 2016 Term Loan Facility	(143,000)
Credit Facility settled in cash	(7,000)

Gain on settlement of liabilities subject to compromise (debt forgiveness)	$1,630,025

e)	Reflects the cumulative impact of reorganization adjustments discussed above:

(in thousands)
Gain on settlement of liabilities subject to compromise	$1,630,025
Cancellation of Predecessor company equity	595,119
Acquisition of non-controlling interests	14,286

Net impact to retained earnings (deficit)	$2,239,430

f)	An adjustment of $20.0 million was recorded to inventory to decrease its net book value to estimated fair value. This inventory was part of the original shipyard value and the adjustment is based on the adjustment for the decrease in value for the individual drilling rigs; see (g) below.
g)	An adjustment of $2.0 billion was recorded to decrease the net book value of property and equipment to estimated fair value. The fair value was determined utilizing the income approach for drilling rigs and related rig equipment. The discount ed cash flow method under the income approach estimates the future cash flow that an asset is expected to generate. Future cash flow is converted to a present value equivalent using the estimated Discount Rate. The components of property and equipment, net as of February 10, 2016 and the fair value at February 10, 2016 are summarized in the following table:

	Successor	Predecessor
	February 10, 2016	February 10, 2016
(in thousands)
Drilling rigs	$847,035	$2,863,307
Capital spares	16,422	32,080
Leasehold improvements, office and technology equipment	18,389	18,389
Assets under construction	9,289	23,799

	$891,135	$2,937,575

h)	Represents the adjustments of deferred equipment survey and inspection costs, mobilization costs and mobilization revenue to estimated fair value.
i)	Reflects the cumulative impact of fresh-start adjustments discussed above:

(in thousands)
Property and equipment fair value adjustments	$(2,046,440)
Inventory fair value adjustments	(20,030)
Deferred mobilization expense write-off	(7,654)
Deferred equipment certification write-off	(4,256)
Deferred mobilization revenue write-off	18,148

Net impact to retained earnings (deficit)	$(2,060,232)

4. Reorganization Items

Reorganization items represent amounts incurred subsequent to the Petition Date as a direct result of the filing of the Reorganization Plan and are comprised of the following:

	Successor		Predecessor
	Three Months Ended June 30, 2016	Period from February 10, 2016 to June 30, 2016	Period from January 1, 2016 to February 10, 2016
(in thousands)
Professional fees	$487	$641	$22,716
Net gain on settlement of LSTC	—	—	(1,630,025)
Fresh-start adjustments	—	—	2,060,232

	$487	$641	$452,923

For the periods from February 10, 2016 to June 30, 2016 and from January 1, 2016 to February 10, 2016, cash payments for reorganization items totaled $15.4 million and $7.3 million, respectively.

5. Debt

Following our emergence from bankruptcy, our debt as of June 30, 2016 and February 10, 2016 was comprised of the following:

	June 30, 2016	February 10, 2016
(in thousands)
2016 Term Loan Facility	$142,285	$143,000
10% Second Lien Notes, net of financing costs of $2,107 and $2,250	74,018	73,875
Convertible Notes, net of discount of $127,974 and $146,920	624,958	603,080

	841,261	819,955
Less current maturities of long-term debt	1,430	1,430

Long-term debt, net	$839,831	$818,525

Second Amended and Restated Credit Agreement. The Company entered into the 2016 Term Loan Facility providing for (i) a $32.0 million revolving letter of credit facility to replace the Company’s existing $32.0 million revolving letter of credit commitment under its pre-petition credit facility and (ii) $143.0 million of term loans into which the claims of the lenders under the C ompany’s pre-petition credit facility were converted. The lenders under the Company’s pre-petition credit facility also received $7.0 million of cash under the Reorganization Plan. The obligations under the 2016 Term Loan Facility are guaranteed by substan tially all of the Company’s subsidiaries, subject to limited exceptions, and secured on a first priority basis by substantially all of the Company’s and the guarantors’ assets, including ship mortgages on all vessels, assignments of related earnings and in surance and pledges of the capital stock of all guarantors, in each case, subject to certain exceptions.

The maturity date of the term loans and commitments established under the 2016 Term Loan Facility is December 31, 2019. Interest is payable on the unpaid principal amount of each term loan under the 2016 Term Loan Facility at LIBOR plus 6.5%, with a LIBOR floor of 0.5%. The initial term loans are currently bearing interest at 7.1%. The 2016 Term Loan Facility has quarterly scheduled debt maturities of $357,500 commencing in March 2016.

Fees are payable on the outstanding face amount of letters of credit at a rate per annum equal to 5.50% as such rate may be increased from time to time pursuant to the terms of the 2016 Term Loan Facility.

The 2016 Term Loan Facility includes customary representations and warranties, mandatory prepayments, affirmative and negative covenants and events of default, including covenants that, among other things, restrict the granting of liens, the incurrence of indebtedness, the making of investments and capital expenditures, the sale or other conveyance of assets, including vessels, transactions with affiliates, prepayments of certain debt and the operation of vessels. The 2016 Term Loan Facility also requires that the Company maintain $75.0 million of available cash (defined to include unrestricted cash and cash equivalents plus undrawn commitments).

10% Senior Secured Second Lien Notes. The Company engaged in a rights offering for $75.0 million of new 10% Second Lien Notes for certain holders of its secured debt claims. In connection with this rights offering, certain creditors entered into a “backstop” agreement to purchase 10% Second Lien Notes if the offer was not fully subscribed. The premium paid to such creditors under the backstop agreement was approximately $2.2 million, paid $1.1 million in cash and $1.1 million in additional 10% Second Lien Notes, resulting in a total issued amount of $76.1 million of 10% Second Lien Notes, and raising approximately $73.9 million in proceeds to the Company, after deducting the cash portion of the backstop premium.

The 10% Second Lien Notes were issued at par and are fully and unconditionally guaranteed (except for customary release provisions), on a senior secured basis, by all of the subsidiaries of the Company. The 10% Second Lien Notes mature on December 31, 2020, and bear interest from the date of their issuance at the rate of 10% per year. Interest on outstanding 10% Second Lien Notes is payable semi-annually in arrears, commencing on June 30, 2016. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. The 10% Second Lien Notes rank behind the 2016 Term Loan Facility as to collateral.

The Indenture for the 10% Second Lien Notes includes customary covenants and events of default, including covenants that, among other things, restrict the granting of liens, restrict the making of investments, restrict the incurrence of indebtedness and the conveyance of vessels, limit transactions with affiliates, and require that the Company provide periodic financial reports.

1%/12% Step-Up Senior Secured Third Lien Convertible Notes. The Company issued 4,344,959 New Shares and $750.0 million of the Convertible Notes to certain creditors holding approximately $2.5 billion of pre-petition secured debt claims. The New Shares issued to the creditors and the Convertible Notes may only be traded together and not separately. The Convertible Notes mature on December 31, 2030 and are convertible into New Shares, in certain circumstances, at a conversion price (subject to adjustment in accordance with the terms of the Indenture for the Convertible Notes) which was $95.60 as of the issue date.

The Company’s obligations under the Convertible Notes are fully and unconditionally guaranteed (except for customary release provisions), on a senior secured basis, by all of the subsidiaries of the Company, and the obligations of the Company and guarantors are secured by liens on substantially all of their respective assets. The guarantees by the Company’s subsidiaries of the Convertible Notes are joint and several. The Company has no independent assets or operations apart from the assets and operations of its wholly-owned subsidiaries. Any subsidiaries of the Company other than the subsidiary guarantors are minor. In addition, there are no significant restrictions on the Company’s or any subsidiary guarantor’s ability to obtain funds from its subsidiaries by dividend or loan. The Indenture for the Convertible Notes includes customary covenants that restrict the granting of liens and customary events of default, including, among other things, failure to issue securities upon conversion of the Convertible Notes.

Interest on the Convertible Notes is payable semi-annually in arrears commencing June 30, 2016 as a payment in kind, either through an increase in the outstanding principal amount of the Convertible Notes or, if the Company is unable to increase such principal amount, by the issuance of additional Convertible Notes. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months at a rate of 1% per annum for the first four years and then increasing to 12% per annum until maturity.

In connection with the adoption of fresh-start accounting, the Convertible Notes were recorded at an estimated fair value of approximately $603.1 million. The difference between face value and the fair value at date of issuance of the Convertible Notes was recorded as a debt discount and is being amortized to interest expense over the expected life of the Convertible Notes using the effective interest rate method.

The principal balance of the Convertible Notes (including payment in kind interest thereon) is convertible into New Shares at a conversion rate based on an initial price per share of $95.60 per New Share, subject to adjustment, as described in the Indenture for the Convertible Notes. The Convertible Notes are convertible only (a) prior to the th ird anniversary of the issue date (February 10, 2016), (i) upon the instruction of holders of a majority in principal amount of the Convertible Notes or (ii) upon the full and final resolution of all potential Investigation Claims (as defined below), as de termined in good faith by the board of directors of the Company (the “ Board “) (which determination shall require the affirmative vote of a supermajority of the non-management directors), and (b) from and after February 10, 2019 through their maturity date of December 31, 2030, upon the approval of the Board (which approval shall require the affirmative vote of a supermajority of the non-management directors). For these purposes, (i) “supermajority of the non-management directors” means five affirmative vote s of non-management directors assuming six non-management directors eligible to vote and, in all other circumstances, the affirmative vote of at least 75% of the non-management directors eligible to vote and (ii) “Investigation Claim” means any claim held by a United States or Brazilian governmental unit and arising from or related to the procurement of that certain Agreement for the Provision of Drilling Services, dated as of February 4, 2009, by and between Petrobras Venezuela Investments & Services B.V. and Vantage Deepwater Company, as amended, modified, supplemented, or novated from time to time.

In the event of a change in control, the holders of our Convertible Notes have the right to require us to repurchase all or any part of the Convertible Notes at a price equal to 101% of their principal amount. We assessed the prepayment requirements and concluded that this feature met the criteria to be considered an embedded derivative and must be bifurcated and separately valued at fair value due to the discount on the Convertible Notes at issuance. We considered the probabilities of a change of control occurring and determined that the derivative had a de minimis value at June 30, 2016.

Upon the occurrence of specified change of control events or certain losses of our vessels in the agreements governing our 10% Second Lien Notes, Convertible Notes or 2016 Term Loan Facility, we will be required to offer to repurchase or repay all (or in the case of events of losses of vessels, an amount up to the amount of proceeds received from such event of loss) of such outstanding debt under such debt agreements at the prices and upon the terms set forth in the applicable agreements. In addition, in connection with certain asset sales, we will be required to offer to repurchase or repay such outstanding debt as set forth in the applicable debt agreements.

6. Shareholders’ Equity

We have 50,000,000 authorized ordinary shares, par value $0.001 per share. Upon emergence from bankruptcy, we issued 5,000,053 ordinary shares in connection with the settlement of LSTC and the VDC Note. As of June 30, 2016, 5,000,053 ordinary shares were issued and outstanding.

As of December 31, 2015, the Company was a 100% owned subsidiary of VDC and did not have any equity incentive plans of its own. VDC had the 2007 Long-Term Incentive Plan under which time-vested and performance units were awarded to officers and employees of the Company and related share compensation expense was recognized. The vesting of outstanding equity awards provided by VDC was suspended prior to December 31, 2015 as the trading value of the shares of VDC was below the administrative costs of vesting the awards. Outstanding share awards at December 31, 2015 were cancelled due to VDC’s liquidation filing in the Cayman Islands. We recognized share compensation expense allocated from VDC of $1.6 million and $3.4 million for the three and six months ended June 30, 2015, respectively.

On February 10, 2016, the Company adopted the 2016 Management Incentive Plan (the “2016 MIP”). Pursuant to the 2016 MIP, the Compensation Committee may grant to executive officers and certain other employees determined by the Compensation Committee, stock options, restricted stock or restricted stock units of the Company, subject to time based vesting and performance based vesting, as determined by the Compensation Committee. As of the Effective Date, the Company established a pool of restricted stock units for issuance by the Compensation Committee. No grants from the 2016 MIP have been made to date.

7. Income Taxes

We are a Cayman Islands entity. The Cayman Islands does not impose corporate income taxes. Consequently, we have calculated income taxes based on the laws and tax rates in effect in the countries in which operations are conducted, or in which we and our subsidiaries are considered resident for income tax purposes. We operate in multiple countries under different legal forms. As a result, we are subject to the jurisdiction of numerous domestic and foreign tax authorities, as well as to tax agreements and treaties among these governments. Tax rates vary between jurisdictions, as does the tax base to which the rates are applied. Taxes may be levied based on net profit before taxes or gross revenues. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws and regulations and the use of estimates and assumptions regarding significant future events, such as the amount, timing and character of deductions, permissible revenue recognition methods under the tax law and the sources and character of income and tax credits. Our income tax expense may vary substantially from one period to another as a result of changes in tax laws, regulations, agreements and treaties, foreign currency exchange restrictions, rig movements or our level of operations or profitability in each tax jurisdiction. Furthermore, our income taxes are generally dependent upon the results of our operations and, when we generate significant revenues in jurisdictions where the income tax liability is based on gross revenues or asset values, there is no correlation between our operating results and the income tax expense. Furthermore, in some jurisdictions we do not pay taxes or receive benefits for certain income and expense items, including interest expense, loss on extinguishment of debt and write-off of development costs.

Deferred income tax assets and liabilities are recorded for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. We provide for deferred taxes on temporary differences between the financial statements and tax bases of assets and liabilities using the enacted tax rates which are expected to apply to taxable income when the temporary differences are expected to reverse. Deferred tax assets are also provided for certain tax credit carryforwards. A valuation allowance is established to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

In certain jurisdictions we are taxed under preferential tax regimes, which may require our compliance with specified requirements to sustain the tax benefits. We believe we are in compliance with the specified requirements and will continue to make all reasonable efforts to comply; however, our ability to meet the requirements of the preferential tax regimes may be affected by changes in laws, our business operations and other factors affecting our company and industry, many of which are beyond our control.

Our periodic tax returns are subject to examination by taxing authorities in the jurisdictions in which we operate in accordance with the normal statute of limitations in the applicable jurisdiction. These examinations may result in assessments of additional taxes that are resolved with the authorities or through the courts. Resolution of these matters involves uncertainties and there are no assurances as to the outcome. Our tax years 2008 and forward remain open to examination in many of our jurisdictions and we are currently involved in several tax examinations in jurisdictions where we are operating or have previously operated. As information becomes available during the course of these examinations, we may increase or decrease our estimates of tax assessments and accruals.

8. Commitments and Contingencies

We are subject to litigation, claims and disputes in the ordinary course of business, some of which may not be covered by insurance. Management does not believe any of these matters will have a material adverse impact on the Company’s financial position or results of operations. There is an inherent risk in any litigation or dispute and no assurance can be given as to the outcome of any claims.

In July 2015, we became aware that Hamylton Padilha, the Brazilian agent the Company used in the contracting of the Titanium Explorer drillship to Petrobras, had entered into a plea arrangement with the Brazilian authorities in connection with his role in facilitating the payment of bribes to former Petrobras executives. Among other things, Mr. Padilha provided information to the Brazilian authorities of an alleged bribery scheme between former Petrobras executives and Mr. Hsin-Chi Su who was, at the time of the alleged bribery scheme, a member of the Board of Directors and a significant shareholder of VDC. When we learned of Mr. Padilha’s plea agreement and the allegations, we voluntarily contacted the DOJ and the SEC to advise them of these recent developments, as well as the fact that we had engaged outside counsel to conduct an internal investigation of the allegations. Our internal investigation is ongoing and we are cooperating with the DOJ and SEC in their investigation of these allegations. In connection with our cooperation with the DOJ and SEC, we recently advised both agencies that in early 2010, we engaged outside counsel to investigate a report of allegations of improper payments to customs and immigration officials in Asia. That investigation was concluded in 2011, and we determined at that time that no disclosure was warranted; however, in the abundance of caution, we are reviewing the matter again in light of the allegations in the Petrobras matter. Although we cannot predict the outcome of this matter, if the DOJ or the SEC determine that violations of the FCPA have occurred, the Company could be subject to civil and criminal sanctions, including monetary penalties, as well as additional requirements or changes to our business practices and compliance programs, any or all of which could have a material adverse effect on our business and financial condition. Additionally, if we become subject to any judgment, decree, order, governmental penalty or fine, this may constitute an event of default under the terms of our secured debt agreements and result in our outstanding debt becoming immediately due and payable.

9. Supplemental Financial Information

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	Successor	Predecessor
	June 30, 2016	December 31, 2015
(in thousands)
Prepaid insurance	$300	$1,394
Sales tax receivable	8,832	8,203
Income tax receivable	2,508	5,398
Other receivables	164	734
Other	5,323	6,377

	$17,127	$22,106

Property and Equipment, net

Property and equipment, net, consisted of the following:

	Successor	Predecessor
	June 30, 2016	December 31, 2015
(in thousands)
Drilling equipment	$862,924	$3,425,738
Assets under construction	17,160	23,421
Office and technology equipment	17,288	29,405
Leasehold improvements	944	2,442

	898,316	3,481,006
Accumulated depreciation	(30,278)	(532,619)

Property and equipment, net	$868,038	$2,948,387

Other Assets

Other assets consisted of the following:

	Successor	Predecessor
	June 30, 2016	December 31, 2015
(in thousands)
Performance bond collateral	$3,197	$3,197
Deferred certification costs	5,304	10,050
Deferred mobilization costs	—	8,454
Deferred income taxes	1,336	152
Deposits	978	1,197

	$10,815	$23,050

Accrued Liabilities

Accrued liabilities consisted of the following:

	Successor	Predecessor
	June 30, 2016	December 31, 2015
(in thousands)
Interest	$51	$1,125
Compensation	11,801	8,360
Income taxes payable	1,852	8,901
Other	1,915	3,316

	$15,619	$21,702

Other Long-Term Liabilities

Other long-term liabilities consisted of the following:

	Successor	Predecessor
	June 30, 2016	December 31, 2015
(in thousands)
Deferred revenue	$—	$20,247
Deferred income taxes	2,080	2,635
Other non-current liabilities	9,189	10,215

	$11,269	$33,097

Transactions with Former Parent Company

The Company’s Consolidated Statement of Operations included the following transactions with VDC for the periods indicated:

	Successor		Predecessor
	Three Months Ended June 30, 2016	Period from February 10, 2016 to June 30, 2016	Period from January 1, 2016 to February 10, 2016	Three Months Ended June 30, 2015
(in thousands)
Reimbursable revenues	$—	$—	$—	$2,122
Interest income	7	11	3	7
Interest expense	—	—	(662)	—

	$7	$11	$(659)	$2,129

The following table summarizes the balances payable to VDC included in the Company’s Consolidated Balance Sheet as of the periods indicated:

	Successor	Predecessor
	June 30, 2016	December 31, 2015
(in thousands)
Accounts payable to related parties, net	$17,264	$17,340
VDC Note	—	61,477
Accrued liabilities	—	489

	$17,264	$79,306

10. Business Segment and Significant Customer Information

We aggregate our contract drilling operations into one reportable segment even though we provide contract drilling services with different types of rigs, including jackup rigs and drillships, and in different geographic regions. Our operations are dependent on the global oil and gas industry and our rigs are relocated based on demand for our services and customer requirements. Our customers consist primarily of large international oil and gas companies, national or government-controlled oil and gas companies and other international exploration and production companies.

We also provide construction supervision services for drilling units owned by others. In September 2013, we signed an agreement to supervise and manage the construction of two ultra-deepwater drillships for a third party. We receive management fees and reimbursable costs during the construction phase of the two drillships, subject to a maximum amount for each drillship. This business represented approximately 3.5%, 3.4% , 3.2%, 0.9% and 0.9% of our total revenue for the three months ended June 30, 2016, for the periods from February 10, 2016 to June 30, 2016, from January 1, 2016 to February 10, 2016 and for the three and six months ended June 30 2015, respectively.

For the three months ended June 30, 2016 and 2015, the majority of our revenue was from countries outside of the United States. Consequently, we are exposed to the risk of changes in economic, political and social conditions inherent in foreign operations. Three customers accounted for approximately 52%, 19% and 19% of consolidated revenue for the three months ended June 30, 2016. Three customers accounted for approximately 50%, 19% and 18% of consolidated revenue for the period from February 10, 2016 2016 to June 30, 2016. Three customers accounted for approximately 47%, 20% and 17% of consolidated revenue for the period from January 1, 2016 to February 10, 2016. Three customers accounted for approximately 28%, 26% and 24% of consolidated revenue for the three months ended June 30, 2015. For the six months ended June 30, 2015 three customers accounted for approximately 28%, 24% and 23% of consolidated revenue.

Our revenue by country was as follows (in thousands):

	Successor		Predecessor
	Three Months Ended June 30, 2016	Period from February 10, 2016 to June 30, 2016	Period from January 1, 2016 to February 10, 2016	Three Months Ended June 30, 2015	Six Months Ended June 30, 2015
Congo	$25,421	$39,280	$13,769	$60,881	$121,242
Malaysia	9,023	14,959	3,319	—	—
Indonesia	9,165	14,401	4,214	—	—
India	—	—	—	52,207	105,181
U.S.	—	—	—	53,910	95,814
Other countries (a)	4,902	9,657	2,238	47,385	112,667

Total revenues	$48,511	$78,297	$23,540	$214,383	$434,904

(a)	Other countries represent countries in which we operate that individually had operating revenues representing less than 10% of total revenues earned.

Our property and equipment, net by country was as follows (in thousands):

	Successor	Predecessor
	June 30, 2016	December 31, 2015
	(unaudited)
Congo	$288,020	$582,590
Malaysia	286,717	—
South Africa	204,910	851,099
India	—	718,966
Other countries (a)	88,391	795,732

Total property and equipment	$868,038	$2,948,387

(a)	Other countries represent countries in which we operate that individually had property and equipment, net representing less than 10% of total property and equipment, net.

A substantial portion of our assets are mobile drilling units. Asset locations at the end of the period are not necessarily indicative of the geographic distribution of the revenues generated by such assets during the periods.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

Vantage Drilling International:

We have audited the accompanying consolidated balance sheet of Vantage Drilling International (formerly known as Offshore Group Investment Limited) (Debtor-In-Possession) and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of operations, shareholder’s equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, on December 3, 2015 the Company filed a pre-packaged plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code. The Company emerged from bankruptcy on February 10, 2016.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vantage Drilling International and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Houston, Texas

March 30, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

Vantage Drilling International

We have audited the accompanying consolidated statements of operations, shareholder’s equity, and cash flows of Vantage Drilling International (formerly known as Offshore Group Investment Limited) (Debtor-In-Possession) and subsidiaries (the “Company”) for the year ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the Company’s results of operations and cash flows for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ UHY LLP

Farmington Hills, Michigan

June 15, 2016

Vantage Drilling International (formerly known as Offshore Group Investment Limited)

(Debtor-In-Possession)*

Consolidated Balance Sheet

(In thousands)

	December 31, 2015	December 31, 2014
ASSETS
Current assets
Cash and cash equivalents	$203,420	$75,801
Trade receivables	70,722	151,625
Inventory	64,495	65,893
Prepaid expenses and other current assets	22,106	25,893

Total current assets	360,743	319,212

Property and equipment
Property and equipment	3,481,006	3,439,242
Accumulated depreciation	(532,619)	(406,674)

Property and equipment, net	2,948,387	3,032,568

Other assets
Other assets	23,050	72,091

Total other assets	23,050	72,091

Total assets	$3,332,180	$3,423,871

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Accounts payable	$49,437	$214,685
Accrued liabilities	21,702	73,195
Current maturities of long-term debt and revolving credit agreement	—	53,500
Note payable to parent	61,477	—

Total current liabilities	132,616	341,380

Long-term debt, net of discount of $0 and $8,074	—	2,497,103
Other long-term liabilities	33,097	83,982
Liabilities subject to compromise	2,694,456	—
Commitments and contingencies (Note 6)
Shareholders’ equity
Ordinary shares, $0.001 par value, 50 million shares authorized; 1,000 shares issued and outstanding	—	—
Additional paid-in capital	595,119	646,270
Accumulated deficit	(138,363)	(155,581)

Total VDI shareholder’s equity	456,756	490,689

Noncontrolling interests	15,255	10,717

Total equity	472,011	501,406

Total liabilities and shareholder’s equity	$3,332,180	$3,423,871

*	As of December 31, 2015, Vantage Drilling International (together with its subsidiaries) was a debtor in possession under Chapter 11 of Title 11 of the United States Bankruptcy Code. For all periods presented, Vantage Drilling International was a wholly-owned subsidiary of Vantage Drilling Company. See Note 1.

Vantage Drilling International (formerly known as Offshore Group Investment Limited)

(Debtor-In-Possession)*

Consolidated Statement of Operations

(In thousands)

	Year Ended December 31,
	2015	2014	2013
Revenue
Contract drilling services	$726,717	807,164	666,129
Management fees	7,501	21,258	14,123
Reimbursables	38,047	54,482	48,004

Total revenue	772,265	882,904	728,256

Operating costs and expenses
Operating costs	359,610	405,697	324,767
General and administrative	25,322	25,390	22,714
Depreciation	127,359	126,610	106,609

Total operating costs and expenses	512,291	557,697	454,090

Income from operations	259,974	325,207	274,166
Other income (expense)
Interest income	84	70	234
Interest expense and other financing charges (contractual interest of $178,049 during the year ended December 31, 2015)	(173,634)	(196,159)	(198,779)
Gain on debt extinguishment	10,823	4,408	(98,327)
Other, net	4,231	(596)	3,010
Reorganization items	(39,354)	—	—

Total other income (expense)	(197,850)	(192,277)	(293,862)

Income (loss) before income taxes	62,124	132,930	(19,696)
Income tax provision	39,870	39,817	27,921

Net income (loss)	22,254	93,113	(47,617)
Net income (loss) attributable to noncontrolling interests	5,036	257	(463)

Net income (loss) attributable to VDI	$17,218	$92,856	$(47,154)

*	As of December 31, 2015, Vantage Drilling International (together with its subsidiaries) was a debtor in possession under Chapter 11 of Title 11 of the United States Bankruptcy Code. For all periods presented, Vantage Drilling International was a wholly-owned subsidiary of Vantage Drilling Company. See Note 1.

Vantage Drilling International (formerly known as Offshore Group Investment Limited)

(Debtor-In-Possession)*

Consolidated Statement of Shareholder’s Equity

(In thousands, except share amounts)

	Ordinary Shares
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Non-Controlling Interests	Total Equity
Balance December 31, 2012	1,000	$—	$646,270	$(201,283)	$12,138	$457,125

Distributions to VDC	—	—	—	—	(220)	(220)
Net loss	—	—	—	(47,154)	(463)	(47,617)

Balance December 31, 2013	1,000	$—	$646,270	$(248,437)	$11,455	$409,288

Distributions to VDC	—	—	—	—	(995)	(995)
Net income	—	—	—	92,856	257	93,113

Balance December 31, 2014	1,000	—	646,270	(155,581)	10,717	501,406

Note issued in acquisition of management entities	—	—	(61,477)	—	—	(61,477)
Contributions from VDC	—	—	10,326	—	—	10,326
Distributions to VDC	—	—	—	—	(498)	(498)
Net income	—	—	—	17,218	5,036	22,254

Balance December 31, 2015	1,000	$—	$595,119	$(138,363)	$15,255	$472,011

*	As of December 31, 2015, Vantage Drilling International (together with its subsidiaries) was a debtor in possession under Chapter 11 of Title 11 of the United States Bankruptcy Code. For all periods presented, Vantage Drilling International was a wholly-owned subsidiary of Vantage Drilling Company. See Note 1.

Vantage Drilling International (formerly known as Offshore Group Investment Limited)

(Debtor-In-Possession)*

Consolidated Statement of Cash Flows

(In thousands)

	Year Ended December 31,
	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$22,254	$93,113	$(47,617)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation expense	127,359	126,610	106,609
Amortization of debt financing costs	7,800	10,022	11,455
Amortization of debt discount	2,242	2,997	1,319
Reorganization items; debt discount and issuance costs write-off	37,129	—	—
Non-cash (gain) loss on debt extinguishment	(10,814)	(4,409)	6,070
Accelerated deferred mobilization income	(21,508)	—	—
Deferred income tax expense (benefit)	2,122	(305)	997
Loss on disposal of assets	1,108	3,008	1,603
Changes in operating assets and liabilities:
Restricted cash	—	2,125	1,390
Trade receivables	80,903	12,399	(47,586)
Inventory	1,397	(10,088)	(17,860)
Prepaid expenses and other current assets	5,991	(4,660)	1,278
Other assets	8,549	5,275	(13,686)
Accounts payable	(154,922)	(40,580)	41,454
Accrued liabilities and other long-term liabilities	(17,023)	44,217	(26,550)

Net cash provided by operating activities	92,587	239,724	18,876

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment	(46,490)	(35,693)	(523,781)
Proceeds from sale of property and equipment	—	—	22

Net cash used in investing activities	(46,490)	(35,693)	(523,759)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of senior secured notes, net	—	—	775,000
Proceeds from issuance of term loan, net	—	—	344,750
Repayment of long-term debt	(67,980)	(167,561)	(1,033,874)
Distributions to VDC	(498)	(995)	(220)
Proceeds from (repayment of) revolving credit agreement, net	150,000	(10,000)	10,000
Debt issuance costs	—	—	(27,679)

Net cash provided by (used in) financing activities	81,522	(178,556)	67,977

Net increase (decrease) in cash and cash equivalents	127,619	25,475	(436,906)
Cash and cash equivalents—beginning of year	75,801	50,326	487,232

Cash and cash equivalents—end of year	$203,420	$75,801	$50,326

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for:
Interest	$124,295	$194,561	$243,843
Taxes	50,840	27,734	21,341
Non-cash investing and financing transactions:
Note issued in acquisition of management entities	61,477	—	—
Interest capitalized	—	—	6,456
Trade-in value on equipment upgrades	—	922	831

*	As of December 31, 2015, Vantage Drilling International (together with its subsidiaries) was a debtor in possession under Chapter 11 of Title 11 of the United States Bankruptcy Code. For all periods presented, Vantage Drilling International was a wholly-owned subsidiary of Vantage Drilling Company. See Note 1.

Vantage Drilling International

(Debtor-in-Possession)

Notes to Consolidated Financial Statements

1. Organization and Recent Events

Vantage Drilling International (the “Company” or “VDI”), a Cayman Islands exempted company, is an international offshore drilling company focused on operating a fleet of modern, high specification drilling units. Our principal business is to contract drilling units, related equipment and work crews, primarily on a dayrate basis to drill oil and natural gas wells for our customers. We also provide construction supervision services for drilling units owned by others. Through our fleet of drilling units, we are a provider of offshore contract drilling services to major, national and independent oil and natural gas companies, focused primarily on international markets. The Company was previously known as Offshore Group Investment Limited and changed its corporate name to Vantage Drilling International effective February 11, 2016.

Restructuring Agreement and Bankruptcy Proceedings under Chapter 11

On December 1, 2015, we and Vantage Drilling Company (“VDC”), entered into a restructuring support agreement (“Restructuring Agreement”) with a majority of our secured creditors. Pursuant to the terms of the Restructuring Agreement, the Company agreed to pursue a pre-packaged plan of reorganization (the “Reorganization Plan”) under Chapter 11 of Title 11 of the United States Bankruptcy Code and VDC would commence official liquidation proceedings under the laws of the Cayman Islands. On December 2, 2015, pursuant to the Restructuring Agreement, the Company acquired two subsidiaries responsible for the management of the Company from VDC in exchange for a $61.5 million promissory note (the “VDC Note”). As this transaction involved a reorganization of entities under common control, it has been reflected in the accompanying consolidated financial statements, at carryover basis, on a retrospective basis.

On December 3, 2015, the Company, certain of its subsidiaries and certain VDC subsidiaries who were guarantors of the Company’s pre-bankruptcy secured debt, filed the Reorganization Plan in the United States Bankruptcy Court for the District of Delaware (In re Vantage Drilling International (F/K/A Offshore Group Investment Limited), et al., Case No. 15-12422). On January 15, 2016, the District Court of Delaware confirmed the Company’s pre-packaged Reorganization Plan and the Company emerged from bankruptcy effective on February 10, 2016. The significant elements of the Reorganization Plan included:

Second Amended and Restated Credit Agreement. The Company entered into an amended and restated credit agreement (the “Credit Agreement”) providing for (i) $32.0 million revolving letter of credit facility to replace the Company’s existing $32.0 million revolving letter of credit commitment under its pre-petition credit facility and (ii) $143.0 million of term loans into which the claims of the lenders under the Company’s pre-petition credit facility were converted. The lenders under the Company’s pre-petition credit facility also received $7.0 million of cash under the Reorganization Plan. The obligations under the Credit Agreement are guaranteed by substantially all of the Company’s subsidiaries, subject to limited exceptions, and secured on a first priority basis by substantially all of the Company’s and the guarantors’ assets, including ship mortgages on all vessels, assignments of related earnings and insurance and pledges of the capital stock of all guarantors, in each case, subject to certain exceptions.

The maturity date of the term loans and commitments established under the Credit Agreement is December 31, 2019. Interest is payable on the unpaid principal amount of each term loan under the Credit Agreement at LIBOR plus 6.5%, with a LIBOR floor of 0.5%. The initial term loans are currently bearing interest at 7.1%.

Fees are payable on the outstanding face amount of letters of credit at a rate per annum equal to 5.50% as such rate may be increased from time to time pursuant to the terms of the Credit Agreement.

The Credit Agreement includes customary representations and warranties, mandatory prepayments, affirmative and negative covenants and events of default, including covenants that, among other things, restrict the granting of liens, the incurrence of indebtedness, the making of investments and capital expenditures, the sale or other conveyance of assets, including vessels, transactions with affiliates, prepayments of certain debt and the operation of vessels. The Credit Agreement also requires that the Company maintain certain levels of available cash (defined to include unrestricted cash and cash equivalents plus undrawn commitments).

10% Senior Secured Second Lien Notes. The Company engaged in a rights offering for $75.0 million of new 10% Senior Secured Second Lien Notes due 2020 (the “10% Second Lien Notes”) for certain holders of its secured debt claims. In connection with this rights offering, certain creditors entered into a “backstop” agreement to purchase 10% Second Lien Notes if the offer was not fully subscribed. The premium paid to such creditors under the backstop agreement was approximately $2.2 million, paid $1.1 million in cash and $1.1 million in additional 10% Second Lien Notes, resulting in a total issued amount of $76.1 million of 10% Second Lien Notes, and raising approximately $73.9 million, after deducting the cash portion of the backstop premium.

The 10% Second Lien Notes were issued at par, and are fully and unconditionally guaranteed, on a senior secured basis, by certain subsidiaries of the Company. The 10% Second Lien Notes mature on December 31, 2020, and bear interest from the date of their issuance at the rate of 10% per year. Interest on outstanding 10% Second Lien Notes is payable semi-annually in arrears, commencing on June 30, 2016. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

The Second Lien Indenture includes customary covenants and events of default, including covenants that, among other things, restrict the granting of liens, restrict the making of investments, restrict the incurrence of indebtedness and the conveyance of vessels, limit transactions with affiliates, and require that the Company provide periodic financial report.

1%/12% Step-Up Senior Secured Third Lien Convertible Notes. The Company issued 4,344,959 new ordinary shares of the reorganized Company (the “New Shares”) and $750.0 million of 1%/12% Step-Up Senior Secured Third Lien Convertible Notes due December 31, 2030 (the “Convertible Notes”) to certain creditors holding approximately $2.5 billion of pre-petition secured debt claims. The New Shares issued to these creditors and the Convertible Notes may only be traded together and not separately. The Convertible Notes are convertible into New Shares in certain circumstances, at a conversion price (subject to adjustment in accordance with the terms of the Third Lien Indenture) which was $95.60 as of the issue date. The Third Lien Indenture includes customary covenants that restrict the granting of liens and customary events of default, including, among other things, failure to issue securities upon conversion of the Convertible Notes.

Interest on the Convertible Notes is payable semi-annually in arrears commencing June 30, 2016 as a payment in kind, either through an increase in the outstanding principal amount of the Convertible Notes or, if the Company is unable to increase such principal amount, by the issuance of additional Convertible Notes. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months at a rate of 1% per annum for the first four years and then increasing to 12% per annum until maturity.

Conversion. The principal balance of the Convertible Notes (including payment in kind interest thereon) is convertible into New Shares at a conversion rate based on an initial price per share of $95.60 per New Ordinary Share, subject to adjustment, as described in the Third Lien Indenture. The Convertible Notes are convertible only (a) prior to the third anniversary of the issue date (February 10, 2016), (i) upon the instruction of holders of a majority in principal amount of the Convertible Notes or (ii) upon the full and final resolution of all potential Investigation Claims (as defined below), as determined in good faith by the board of directors of the Company (the “Board”) (which determination shall require the affirmative vote of a supermajority of the non-management directors), and (b) from and after February 10, 2019 through their maturity date of December 31, 2030, upon the approval of the Board (which approval shall require the affirmative vote of a supermajority of the non-management directors). For these purposes, (i) “supermajority of the non-management directors” means five affirmative votes of non-management directors assuming six non-management directors eligible to vote and, in all other circumstances, the affirmative vote of at least 75% of the non-management directors eligible to vote and (ii) “Investigation Claim” means any claim held by a United States or Brazilian governmental unit and arising from or related to the procurement of that certain Agreement for the Provision of Drilling Services, dated as of February 4, 2009, by and between Petrobras Venezuela Investments & Services B.V. and Vantage Deepwater Company, as amended, modified, supplemented, or novated from time to time.

Upon the occurrence of specified change of control events or certain losses of our vessels in the agreements governing our Credit Agreement, 10% Second Lien Notes or Convertible Notes, we will be required to offer to repurchase or repay all (or in the case of events of losses of vessels, an amount up to the amount of proceeds received from such event of loss) of such outstanding debt under such debt agreements at the prices and upon the terms set forth in the applicable agreements. In addition, in connection with certain asset sales, we will be required to offer to repurchase or repay such outstanding debt as set forth in the applicable debt agreements.

VDC Note. Effective with the Company’s emergence from bankruptcy, VDC’s former equity interest in the Company was cancelled. Immediately following that event, the VDC Note was converted into 655,094 New Shares in accordance with the terms thereof, in satisfaction of the obligation thereunder, which, including accrued interest, totaled approximately $62.0 million.

The Reorganization Plan allowed the Company to maintain all operating assets and agreements. All trade payables, credits, wages and other related obligations were unimpaired by the Reorganization Plan.

Debtor-In-Possession. As of December 31, 2015, we were operating our business as debtors in possession in accordance with the applicable provisions of the Bankruptcy Code. The Bankruptcy Court granted all motions filed that were designed primarily to minimize the impact of the Chapter 11 proceedings on our operations, customers and employees. As a result, we are able to conduct normal business activities and pay all associated obligations for the period following our bankruptcy filing and we have paid (subject to caps applicable to payments of certain pre-petition obligations) pre-petition employee wages and benefits and pre-petition amounts owed to certain vendors.

Liabilities Subject to Compromise. Our financial statements include amounts classified as Liabilities Subject to Compromise, which represent liabilities that existed prior to the effectiveness of our bankruptcy plans and that were restructured under the Restructuring Agreement. These amounts include amounts related to (i) our former 2017 Term Loan (the “2017 Term Loan”), (ii) our former 2019 Term Loan (the “2019 Term Loan,” and collectively with the 2017 Term Loan, the “Term Loans”), (iii) our former 7.5% Senior Secured First Lien Notes due 2019 (the “7.5% Senior Notes”), (iv) our former 7.125% Senior Secured First Lien Notes due 2023 (the “7.125% Senior Notes”) and (v) our former secured revolving credit agreement (the “Old Credit Agreement”).

The following table summarizes the components of Liabilities Subject to Compromise included on our Consolidated Balance Sheet as of December 31, 2015 (in thousands):

December 31, 2015
2017 Term Loan and accrued interest	$326,420
2019 Term Loan and accrued interest	344,738
7.5% Senior Notes and accrued interest	1,136,748
7.125% Senior Notes and accrued interest	736,550
Old Credit Agreement	150,000

Liabilities Subject to Compromise	$2,694,456

Pursuant to the terms of the Reorganization Plan, the liabilities subject to compromise were retired on February 10, 2016 by issuing the debtholders securities in the reorganized Company, consisting of one New Share and $172.61 worth of the Convertible Notes. The New Shares and the Convertible Notes are issued subject to the terms of an agreement that prohibits the New Shares and Convertible Notes from being transferred or exchanged separately. For every $1,000 of principal, a note holder received 1.722798 New Shares and $297.37 worth of Convertible Notes for the 2017 Term Loan, 1.725087 New Shares and $297.77 worth of Convertible Notes for the 2019 Term Loan, 1.786070 New Shares and $308.29 worth of Convertible Notes for the 7.5% Senior Notes, and 1.728569 New Shares and $298.37 worth of Convertible Notes for the 7.125% Senior Notes. In total, the debtholders received 4,344,959 New Shares under the Reorganization Plan.

Reorganization Expenses. We incurred significant expenses and costs associated with our bankruptcy proceedings, principally debt issuance costs and professional fees. The amount of these costs, which are being expensed as incurred, could significantly affect our results of operations. A non-cash charge to write-off all of the unamortized debt issuance costs and associated debt discounts related to the Term Loans, the 7.5% Senior Notes and the 7.125% Senior Notes is included in Reorganization Items as these debt instruments are adjusted to their allowed claim amounts.

The following table summarizes the components included in Reorganization items in our Consolidated Statements of Operations for the year ended December 31, 2015 (in thousands):

December 31, 2015
Professional fees incurred (a)	$2,225
Write-off of debt discount and debt issuance costs on Term Loans (b)	14,498
Write-off of debt issuance costs on 7.5% Senior Notes and 7.125% Senior Notes (b)	21,517
Write-off of debt issuance costs on Old Credit Agreement (b)	1,114

Reorganization Items	$39,354

(a)	For the year ended December 31, 2015, cash payments for reorganization items totaled $0.0 million.
(b)	The carrying value of debt that is subject to compromise was adjusted to include the related unamortized debt discount and debt issuance costs; the debt is adjusted to the expected amount of allowed claims.

Condensed Combined Debtor-In-Possession Financial Information. When one or more entities in the consolidated group are in bankruptcy and one or more entities in the consolidated group are not in bankruptcy, the reporting entity is required to disclose the condensed combined financial statements of only the entities in bankruptcy. The financial statements below represent the condensed combined financial statements of the entities that filed the Reorganization Plan (the “VDI Debtors”). Intercompany transactions between the VDI Debtors have been eliminated in the financial statements herein.

Debtors’ Condensed Combined Balance Sheet (in thousands)

	As of December 31,
	2015	2014
Cash and cash equivalents	$198,594	$62,902
Other current assets	150,440	235,248

Total current assets	349,034	298,150
Property and equipment, net	2,888,463	2,993,225
Other assets	15,249	67,408

Total assets	$3,252,746	$3,358,783

Accounts payable and accrued liabilities	$59,986	$264,837
Intercompany payable to non-filing entities	3,331	13,027
Current maturities of long-term debt	—	53,500
Note payable to VDC	61,477	—

Total current liabilities	124,794	331,364
Long-term debt	—	2,497,103
Other long term liabilities	24,143	76,720
Liabilities subject to compromise	2,694,456	—
VDI shareholder’s equity	394,116	442,886
Noncontrolling interests	15,237	10,710

Total equity	409,353	453,596

Total liabilities and shareholder’s equity	$3,252,746	$3,358,783

Debtors’ Condensed Combined Statements of Operations (in thousands)

	Year Ended December 31,
	2015	2014	2013
Revenues	$755,568	$852,872	$696,669
Operating costs and expenses	502,963	543,249	431,669

Income from operations	252,605	309,623	265,000
Interest expense	(173,634)	(196,160)	(198,544)
Other, net	14,531	3,962	(100,146)
Reorganization items	(39,354)	—	—

Income (loss) before income taxes	54,148	117,425	(33,690)
Income tax provision	36,356	38,336	25,354

Net income (loss)	17,792	79,089	(59,044)
Net income (loss) attributable to noncontrolling interests	5,085	304	(423)

Net income (loss) attributable to VDI	$12,707	$78,785	$(58,621)

Debtors’ Condensed Combined Statement of Cash Flows (in thousands)

	Year Ended December 31,
	2015	2014	2013
Cash flows from operating activities
Net cash provided by (used in) operating activities	$65,495	$217,023	$(333)

Cash flows from investing activities
Additions to property and equipment	(11,325)	(18,521)	(504,958)

Net cash used in investing activities	(11,325)	(18,521)	(504,958)

Cash flows from financing activities
Proceeds from issuance of debt, net	—	—	1,092,071
Repayment of debt	(67,980)	(167,562)	(1,033,874)
Distributions to VDC	(498)	(995)	(360)
Proceeds from (repayment of) revolving credit facility	150,000	(10,000)	10,000

Net cash provided by (used in) financing activities	81,522	(178,557)	67,837

Net increase (decrease) in cash and cash equivalents	135,692	19,945	(437,454)
Cash and cash equivalents—beginning of period	62,902	42,957	480,411

Cash and cash equivalents—end of period	$198,594	$62,902	$42,957

Other Events: In July 2015, we became aware of media reports that Hamylton Padilha, the Brazilian agent the Company used in the contracting of the Titanium Explorer drillship to Petroleo Brasileiro S.A. (“Petrobras”), had entered into a plea arrangement with the Brazilian authorities in connection with his role in facilitating the payment of bribes to former Petrobras executives. Among other things, Mr. Padilha provided information to the Brazilian authorities of an alleged bribery scheme between former Petrobras executives and Mr. Su who was, at the time of the alleged bribery scheme, a member of the Board of Directors and a significant shareholder of our predecessor company, Vantage Drilling Company. When we learned of Mr. Padilha’s plea agreement and the allegations, we voluntarily contacted the U.S. Department of Justice (“DOJ”) and the U.S. Securities and Exchange Commission (“SEC”) to advise them of these recent developments, as well as the fact that we had engaged outside counsel to conduct an internal investigation of the allegations. Our internal investigation is ongoing and we are cooperating with the DOJ and SEC in their investigation of these allegations. Although we cannot predict the outcome of this matter, if the DOJ and/or the SEC determine that violations of the U.S. Foreign Corrupt Practices Act (“FCPA”) have occurred, the Company could be subject to civil and criminal sanctions, including monetary penalties, as well as additional requirements and/or changes to our business practices and compliance programs, any or all of which could have a material adverse effect on our business and financial condition. Additionally, if we become subject to any judgment, decree, order, governmental penalty or fine, this may constitute an event of default under the terms of our secured debt agreements and result in our outstanding debt becoming immediately due and payable.

On August 31, 2015, VDC received notice from Petrobras America, Inc. (“PAI”) and Petrobras Venezuela Investments & Services B.V. (“PVIS”) stating that PAI and PVIS were terminating the Agreement for the Provision of Drilling Services dated February 4, 2009 (the “Drilling Contract”). The Drilling Contract was initially entered into between PVIS and Vantage Deepwater Company, one of our wholly-owned indirect subsidiaries, and was later novated by PVIS to PAI and by Vantage Deepwater Company to Vantage Deepwater Drilling, Inc., another of our wholly-owned indirect subsidiaries. The notice stated that PAI and PVIS were terminating the Drilling Contract because Vantage had allegedly breached its obligations under the agreement. Under the terms of the Drilling Contract we initiated arbitration proceedings before the American Arbitration Association on August 31, 2015, challenging PVIS and PAI’s wrongful attempt to terminate the Drilling Contract. Vantage has maintained that it complied with all of its obligations under the Drilling Contract and that PVIS and PAI’s attempt to terminate the agreement is both improper and a breach of the Drilling Contract.

In the ongoing arbitration proceeding, the parties have exchanged initial pleadings and have confirmed an arbitral tribunal. Vantage has asserted claims against PAI and PVIS for declaratory relief and monetary damages based on breach of contract. Vantage has also asserted a claim against Petroleo Brasileiro S.A. (“PBP”) to enforce a guaranty provided by PBP. The Petrobras entities (PVIS, PAI, and PBP) have asserted that the Drilling Contract is void as illegally procured, that PVIS and PBP are not proper parties to the arbitration, and that PAI and PVIS properly terminated the contract. PAI has further counterclaimed for attorneys’ fees and costs alleging that Vantage failed to negotiate in good faith before commencing arbitration proceedings. Vantage denies that any of the claims or defenses asserted by the Petrobras entities have merit and intends to vigorously pursue its claims in the arbitration proceeding.

In connection with the cancellation of the contract, we recognized $21.5 million of deferred mobilization revenue in September 2015.

Market conditions for offshore drilling services are driven by the exploration and production spending of our customers. Due to the significant decline in oil and natural gas prices over the last year, our customers have been dramatically reducing their capital spending levels. This has resulted in a significant decline in the current market rates for drilling services and a decline in the utilization of offshore drilling rigs. We amended the Tungsten Explorer contract with the customer effective January 1, 2016 to reduce the dayrate and extend the expiration date to October 2018. The Platinum Explorer completed its initial 5-year contract in December 2015. Currently the Emerald Driller, Platinum Explorer and Titanium Explorer are available for contract. These lower utilization levels and dayrates, combined with the cancellation of the Titanium Explorer contract, will result in the Company achieving significantly lower income and cash flow from operations for 2016.

2. Basis of Presentation and Significant Accounting Policies

Basis of Consolidation: The accompanying consolidated financial information as of December 31, 2015 and 2014 and for the two years ended December 31, 2015 has been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and include our accounts and those of our majority owned subsidiaries. All significant intercompany transactions and accounts have been eliminated. Certain previously reported amounts have been reclassified to conform to the current year presentation.

In addition to the consolidation of our majority owned subsidiaries, we also consolidate variable interest entities (“VIEs”) when we are determined to be the primary beneficiary. Determination of the primary beneficiary of a VIE is based on whether an entity has (1) the power to direct activities that most significantly impact the economic performance of the VIE and (2) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. Our determination of the primary beneficiary of a VIE considers all relationships between us and the VIE. Certain subsidiaries of VDC, who are guarantors of our pre-petition debt, were part of the Reorganization Plan discussed above and became our subsidiaries upon emergence on February 10, 2016. We have consolidated these entities in our consolidated financial statements as of December 31, 2015, 2014 and 2013 and for the two years ended December 31, 2015 because we determined that they were VIEs and that we were the primary beneficiary. The following table summarizes the net effect of consolidating these entities on our consolidated statement of operations.

	Year Ended December 31,
	2015	2014	2013
	(In thousands)
Revenue	$21,791	$24,798	$24,818
Operating costs and expenses	19,850	22,392	22,753
Income before taxes	2,206	2,688	2,144
Income tax provision (benefit)	(2,830)	2,431	2,607
Net income (loss) attributable to noncontrolling interests	5,036	257	(463)

Bankruptcy Accounting Guidance: In connection with our bankruptcy filing on December 3, 2015, VDI was subject to the requirements of ASC 852. ASC 852 generally does not change the manner in which financial statements are prepared, however it does require that the financial statements distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Revenues, expenses, realized gains and losses and provisions for losses that can be directly associated with the reorganization of the business must be reported separately as reorganization items in the consolidated statements of operations. We are required to distinguish pre-petition liabilities subject to compromise from those that are not and post-petition liabilities in our balance sheet. Liabilities that may be affected by the plan of reorganization must be reported at the amounts expected to be allowed by the Bankruptcy Court, even if they may be settled for lesser amounts as a result of the plan of reorganization.

In connection with the emergence from bankruptcy, we believe we will qualify for fresh-start accounting. Upon adoption of fresh-start accounting, our assets and liabilities will be recorded at their fair value as of the fresh-start reporting date or emergence date. The fair values of our assets and liabilities as of that date may differ materially from the recorded values of our assets and liabilities as reflected in its historical consolidated financial statements. In addition, the adoption of fresh-start accounting may materially affect the results of operations following the fresh-start reporting dates, as we will have a new basis in our assets and liabilities. Consequently, our historical financial statements are not reliable indicators of our financial condition and results of operations for any period after we adopt fresh-start accounting.

Cash and Cash Equivalents: Includes deposits with financial institutions as well as short-term money market instruments with maturities of three months or less when purchased.

Inventory: Consists of materials, spare parts, consumables and related supplies for our drilling rigs and is carried at the lower of average cost or market.

Property and Equipment: Consists of our drilling rigs, furniture and fixtures, computer equipment and capitalized costs for computer software. Drilling rigs are depreciated on a component basis over estimated useful lives ranging from five to thirty-five years on a straight-line basis as of the date placed in service. Other assets are depreciated upon placement in service over estimated useful lives ranging from three to seven years on a straight-line basis. When assets are sold, retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and a gain or loss is recognized.

Interest costs and the amortization of debt financing costs related to the financings of our drilling rigs are capitalized as part of the cost while they are under construction and prior to the commencement of each vessel’s first contract. We did not capitalize any interest for the years ended December 31, 2015 and 2014. We capitalized $6.2 million of interest and amortization costs in the year ended December 31, 2013. We evaluate the realization of property and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss on our property and equipment exists when estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Any impairment loss recognized would represent the excess of the asset’s carrying value over the estimated fair value.

The rapid and significant decline in oil prices, coupled with steep capital budget cuts by exploration and production companies and the significant number of newbuild ultra-deepwater floaters and jackups deliveries scheduled for 2016 and 2017, required us to undertake an analysis of recoverability of the carrying value of our drilling rigs as of December 31, 2015 and 2014. The results of the analysis indicated that the estimated undiscounted future cash flows exceeded the carrying values of our drilling rigs.

Debt Financing Costs: Costs incurred with debt financings are deferred and amortized over the term of the related financing facility on a straight line basis which approximates the interest method. As we make open market purchases to retire debt or discretionary debt payments, we recognize as an expense a proportionate amount of the related deferred financing costs. The $31.4 million of deferred financing costs associated with debt that is subject to compromise was written-off as reorganization items in the accompanying consolidated statement of operations.

Revenue: Revenue is recognized as services are performed based on contracted dayrates and the number of operating days during the period.

In connection with a customer contract, we may receive lump-sum fees for the mobilization of equipment and personnel or the demobilization of equipment and personnel upon completion. Mobilization fees received and costs incurred to mobilize a rig from one geographic market to another are deferred and recognized on a straight-line basis over the term of such contract, excluding any option periods. Costs incurred to mobilize a rig without a contract are expensed as incurred. Fees or lump-sum payments received for capital improvements to rigs are deferred and amortized to income over the term of the related drilling contract. The costs of such capital improvements are capitalized and depreciated over the useful lives of the assets. Upon completion of drilling contracts, any demobilization fees received are recorded as revenue. We record reimbursements from customers for rebillable costs and expenses as revenue and the related direct costs as operating expenses.

Rig and Equipment Certifications: We are required to obtain regulatory certifications to operate our drilling rigs and certain specified equipment and must maintain such certifications through periodic inspections and surveys. The costs associated with these certifications, including drydock costs, are deferred and amortized over the corresponding certification periods.

Income Taxes: Income taxes are provided for based upon the tax laws and rates in effect in the countries in which operations are conducted and income is earned. Deferred income tax assets and liabilities are computed for differences between the financial statement basis and tax basis of assets and liabilities that will result in future taxable or deductible amounts and are based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized. We recognize interest and penalties related to income taxes as a component of income tax expense.

Concentrations of Credit Risk: Financial instruments that potentially subject us to a significant concentration of credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable. We maintain deposits in federally insured financial institutions in excess of federally insured limits. We monitor the credit ratings and our concentration of risk with these financial institutions on a continuing basis to safeguard our cash deposits. Some of our restricted cash is invested in certificates of deposits. We have a limited number of key customers, who are primarily large international oil and gas operators, national oil companies and other international oil and gas companies. Our contracts provide for monthly billings as services are performed and we monitor compliance with contract payment terms on an ongoing basis. Outstanding receivables beyond payment terms are promptly investigated and discussed with the specific customer. We do not have an allowance for doubtful accounts on our trade receivables as of December 31, 2015 and 2014.

Use of Estimates: The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments: The fair value of our short-term financial assets and liabilities approximates the carrying amounts represented in the balance sheets principally due to the short-term or floating rate nature of these instruments. At December 31, 2015, the fair value of the 7.125% Senior Notes and the 7.5% Senior Notes discussed below under “Note 3. Debt” was approximately $15.7 million and $23.5 million, respectively, based on quoted market prices, a Level 1 measurement. These notes are classified as Liabilities Subject to Compromise as of December 31, 2015.

Recent Accounting Standards: In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers. The ASU supersedes most of the existing revenue recognition requirements in U.S. GAAP, including industry-specific guidance. The ASU is based on the principle that revenue is recognized when an entity transfers promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard also requires significant additional disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The ASU is effective for annual reporting periods beginning after December 15, 2017, and interim periods within those years, using either a full or a modified retrospective application approach. We are beginning the process of evaluating the impact that the pronouncement will have on our consolidated financial statements and related disclosures.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”). ASU 2014-15 requires management to assess an entity’s ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. The standard is effective for annual periods ending after December 15, 2016, and for annual and interim reporting periods thereafter, with early adoption permitted. We will adopt the accounting standard on December 31, 2016. We are still evaluating the provisions of ASU 2014-15 and assessing the impact it may have on our consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03, Interest-Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs. This ASU requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement of debt issuance costs are not affected by the amendments in this ASU. The standard is effective for financial statements issued for fiscal years beginning after December 15, 2015 and interim periods within those fiscal years. Early adoption on a retrospective basis of this standard is permitted for financial statements that have not been previously issued. We will adopt this accounting standard on January 1, 2016 and it will only have a presentation impact on our consolidated financial statements.

In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330), Simplifying the Measurement of Inventory. This ASU changes the measurement principle for inventory from the lower of cost or market to “lower of cost and net realizable value.” The standard simplifies the current guidance under which an entity must measure inventory at the lower of cost or market (market in this context is defined as (i) replacement cost, (ii) net realizable value or (iii) net realizable value less an approximately normal profit margin). Net realizable value is defined as the “estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation.” The guidance is effective for fiscal years beginning after December 15, 2016, including interim periods thereafter, and must be applied prospectively after the date of adoption. We have not completed our review of this new requirement to determine the impact of this guidance on our financial statements.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740), Balance Sheet Classification of Deferred Taxes, which requires companies to classify all deferred tax assets and liabilities as non-current on the balance sheet instead of separating deferred taxes into current and non-current amounts. The guidance is effective for fiscal years beginning after December 15, 2016, including interim periods thereafter, with early adoption permitted and either with prospective or retrospective application permitted. We do not expect this new guidance to have a material impact on our financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842): Amendments to the FASB Accounting Standards Codification, to increase transparency and comparability among organizations by recognizing lease assets and liabilities on the balance sheet and disclosing key information about leasing arrangements. Under these amendments, lessees are required to recognize lease assets and lease liabilities for leases classified as operating leases under ASC 840. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2018, and early adoption is permitted. We are beginning the process of evaluating the impact that this update will have on our consolidated financial statements.

3. Debt

Bankruptcy Filing

Our bankruptcy filing on December 3, 2015 constituted an event of default with respect to our pre-bankruptcy debt obligations and as a result of the filing, our pre-petition long-term debt and related accrued interest is included in Liabilities Subject to Compromise in the consolidated balance sheet as of December 31, 2015. See above under “Note 1. Organization and Recent Events” for the detail of our pre-bankruptcy debt. Additionally, the Company incurred a non-cash charge of $37.1 million to write off the unamortized debt discount and debt issuance costs related to our indebtedness that is subject to compromise.

Contractual interest expense represents amounts due under the contractual terms of outstanding debt, including debt subject to compromise. For the year ended December 31, 2015, contractual interest expense of $14.9 million related to liabilities subject to compromise has not been recorded.

Our pre-bankruptcy debt was composed of the following:

	December 31,
	2015	2014
	(In thousands)
7.5% Senior Notes, issued at par (1)	$—	$1,118,615
7.125% Senior Notes, issued at par (1)	—	727,622
$500 million 2017 Term Loan, net of discount of $0 and $4,406 (1)	—	364,159
$350 million 2019 Term Loan, net of discount of $0 and $3,668 (1)	—	340,207
Revolving credit agreement (1)	—	—

	—	2,550,603
Less current maturities of long-term debt and revolving credit facility	—	53,500

Long-term debt, net	$—	$2,497,103

(1)	Classified as Liabilities Subject to Compromise as of December 31, 2015.

In connection with our emergence from bankruptcy proceedings on February 10, 2016, our pre-bankruptcy debt was discharged under the Reorganization Plan. See above under “Note 1. Organization and Recent Events” for additional information.

Prior to entering into the Reorganization Plan, we made additional principal payments and numerous open market purchases of our outstanding pre-bankruptcy debt. The following table summarizes our yearly debt payments, both scheduled and discretionary, for the years ended December 31, 2015 and 2014 (in thousands).

	Year Ended December 31,
	2015	2014
7.125% Senior Notes (1)	$—	$47,378
7.5% Senior Notes (1)	31,800	31,385
2017 Term Loan (2)	7,522	44,000
Scheduled maturities payments (3)	40,125	63,500

Total	$79,447	$186,263

(1)	Discretionary open market debt repurchases.
(2)	Includes additional principal payments of $7.5 million and $42 million in 2015 and 2014, respectively.
(3)	Includes $10 million repayment of revolving credit agreement in 2014.

In connection with the repurchase of $31.8 million of the 7.5% Senior Notes and $7.5 million of the 2017 Term Loan during 2015 (see table above), we recognized net gains of $9.3 million and $1.6 million, respectively, related to the redemption discount on the debt that was partially offset by the write-off of deferred financing costs and original issuance discount on the debt.

In connection with the repurchases of $31.4 million of the 7.5% Senior Notes and the repurchases and additional principal payment of $44.0 million of the 2017 Term Loan during 2014 (see table above), we recognized a gain of $3.6 million and a loss of $1.1 million, respectively, related to the redemption discount on the debt that was partially offset by the write-off of deferred financing costs and original issuance discount on the debt.

In connection with the repurchases of $47.4 million of the 7.125% Senior Notes during 2014 (see table above), we recognized a gain of $1.9 million related to the redemption discount on the debt that was partially offset by the write-off of deferred financing costs on the debt.

In connection with the early retirement of the remaining $1.0 billion of 11.5% Senior Notes due 2015 during 2013, we recognized a loss of $98.3 million resulting from the payment of early redemption fees and consent fees of $92.3 million and the write-off of deferred financing costs of $24.0 million, which were offset by the early recognition of debt issuance premium of $18.0 million.

4. Shareholder’s Equity

We have 50,000,000 authorized ordinary shares, par value $0.001 per share. As of December 31, 2015, 1,000 ordinary shares were issued and outstanding.

As of December 31, 2015, the Company was a 100% owned subsidiary of VDC and did not have any equity incentive plans of its own. VDC had the 2007 Long-Term Incentive Plan (the “LTIP”) under which time-vested and performance units were awarded to officers and employees of the Company and related share compensation expense was recognized. Outstanding share awards at December 31, 2015 will not vest in the future under the LTIP due to VDC’s liquidation filing in the Cayman Islands.

We recognized share compensation expense allocated from VDC of $5.8 million, $7.9 million and $6.7 million for the years ended December 31, 2015, December 31, 2014 and December 31, 2013, respectively.

5. Income Taxes

We are a Cayman Islands entity. The Cayman Islands does not impose corporate income taxes. We do not have any domestic earnings; all of our earnings are foreign. Consequently, we have calculated income taxes based on the laws and tax rates in effect in the countries in which operations are conducted, or in which we and our subsidiaries are considered resident for income tax purposes. We operate in multiple countries under different legal forms. As a result, we are subject to the jurisdiction of numerous domestic and foreign tax authorities, as well as to tax agreements and treaties among these governments. Tax rates vary between jurisdictions, as does the tax base to which the rates are applied. Taxes may be levied based on net profit before taxes or gross revenues or withholding taxes on revenue. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws and regulations and the use of estimates and assumptions regarding significant future events, such as the amount, timing and character of deductions, permissible revenue recognition methods under the tax law and the sources and character of income and tax credits. Our income tax expense may vary substantially from one period to another as a result of changes in tax laws, regulations, agreements and treaties, foreign currency exchange restrictions, rig movements or our level of operations or profitability in each tax jurisdiction. Furthermore, our income taxes are generally dependent upon the results of our operations and when we generate significant revenues in jurisdictions where the income tax liability is based on gross revenues or asset values, there is no correlation to the operating results and the income tax expense. Furthermore, in some jurisdictions we do not pay taxes or receive benefits for certain income and expense items, including interest expense, loss on extinguishment of debt and write-off of development costs.

The income tax expense (benefit), all of which relates to foreign income taxes, consisted of the following:

	Year Ended December 31,
	2015	2014	2013
	(in thousands)
Current	$37,748	$40,122	$26,924
Deferred	2,122	(305)	997

Total	$39,870	$39,817	$27,921

A reconciliation of statutory and effective income tax rates is shown below:

		Year Ended December 31,
	2015	2014	2013
Statutory rate	0.0%	0.0%	0.0%
Effect of:
Taxes on foreign earnings	69.4	30.1	(138.7)
Settlement of prior years’ tax audits	(7.7)	(0.0)	(2.2)
Other	2.5	0.1	(0.9)

Total	64.2%	30.0%	(141.8)%

Deferred income tax assets and liabilities are recorded for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. We provide for deferred taxes on temporary differences between the financial statements and tax bases of assets and liabilities using the enacted tax rates which are expected to apply to taxable income when the temporary differences are expected to reverse. Deferred tax assets are also provided for certain tax credit carryforwards. A valuation allowance is established to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized. The increase to the valuation allowance during the year, which is included in the taxes on foreign earnings rate in the above table, is related to net loss carry forwards generated during the year where we believe it is more likely than not that substantially all of the deferred tax asset will not be realized.

The components of the net deferred tax assets and liabilities were as follows:

	December 31,
	2015	2014
	(In thousands)
Deferred tax assets:
Share-based compensation	$—	$1,052
Accrued bonuses	171	1,165
Start-up costs	123	141
Deferred revenue	—	—
Loss carry-forwards	7,161	363
Other	90	6

Total deferred tax assets	7,545	2,727
Valuation allowance	(7,161)	(341)

Net deferred tax assets	384	2,386

Deferred tax liabilities:
Property and equipment	(2,868)	(2,749)

Total deferred tax liabilities	(2,868)	(2,749)

Net deferred tax liability	$(2,484)	$(363)

We do not expect changes to tax bases or effects on our loss carry-forwards as a result from our emergence from bankruptcy on February 10, 2016. At December 31, 2015, we had foreign tax loss carry forwards of approximately $23.0 million which will begin to expire in 2018.

We include as a component of our income tax provision potential interest and penalties related to recognized tax contingencies within our global operations. Interest and penalties expense of $0.1 million is included in 2015 income tax expense and interest and penalties of $1.2 million are accrued as of December 31, 2015.

A reconciliation of our unrecognized tax benefits amount is as follows (in thousands):

Gross balance at January 1, 2015	$2,214
Additions based on tax positions related to the current year	—
Additions for tax positions of prior years	88
Reductions for tax positions of prior years	—
Expiration of statutes	(40)
Tax settlements	—

Gross balance at December 31, 2015	2,262
Related tax benefits	—

Net balance at December 31, 2015	$2,262

In certain jurisdictions we are taxed under preferential tax regimes, which may require our compliance with specified requirements to sustain the tax benefits. We believe we are in compliance with the specified requirements and will continue to make all reasonable efforts to comply; however, our ability to meet the requirements of the preferential tax regimes may be affected by changes in laws, our business operations and other factors affecting our company and industry, many of which are beyond our control.

Our periodic tax returns are subject to examination by taxing authorities in the jurisdictions in which we operate in accordance with the normal statute of limitations in the applicable jurisdiction. These examinations may result in assessments of additional taxes that are resolved with the authorities or through the courts. Resolution of these matters involves uncertainties and there are no assurances as to the outcome. Our tax years 2008 and forward remain open to examination in many of our jurisdictions and we are currently involved in several tax examinations in jurisdictions where we are operating or have previously operated. As information becomes available during the course of these examinations, we may increase or decrease our estimates of tax assessments and accruals.

6. Commitments and Contingencies

We are subject to litigation, claims and disputes in the ordinary course of business, some of which may not be covered by insurance. There is an inherent risk in any litigation or dispute and no assurance can be given as to the outcome of any claims.

In July 2015, we became aware of media reports that Hamylton Padilha, the Brazilian agent the Company used in the contracting of the Titanium Explorer drillship to Petroleo Brasileiro S.A. (“Petrobras”), had entered into a plea arrangement with the Brazilian authorities in connection with his role in facilitating the payment of bribes to former Petrobras executives. Among other things, Mr. Padilha provided information to the Brazilian authorities of an alleged bribery scheme between former Petrobras executives and Mr. Su who was, at the time of the alleged bribery scheme, a member of the Board of Directors and a significant shareholder of our predecessor company, Vantage Drilling Company. When we learned of Mr. Padilha’s plea agreement and the allegations, we voluntarily contacted the U.S. Department of Justice (“DOJ”) and the U.S. Securities and Exchange Commission (“SEC”) to advise them of these recent developments, as well as the fact that we had engaged outside counsel to conduct an internal investigation of the allegations. Our internal investigation is ongoing and we are cooperating with the DOJ and SEC in their investigation of these allegations. Although we cannot predict the outcome of this matter, if the DOJ and/or the SEC determine that violations of the U.S. Foreign Corrupt Practices Act (“FCPA”) have occurred, the Company could be subject to civil and criminal sanctions, including monetary penalties, as well as additional requirements and/or changes to our business practices and compliance programs, any or all of which could have a material adverse effect on our business and financial condition. Additionally, if we become subject to any judgment, decree, order, governmental penalty or fine, this may constitute an event of default under the terms of our secured debt agreements and result in our outstanding debt becoming immediately due and payable. We enter into operating leases in the normal course of business for office space, housing, vehicles and specified operating equipment. Some of these leases contain renewal options which would cause our future cash payments to change if we exercised those renewal options.

We enter into operating leases in the normal course of business for office space, housing, vehicles and specified operating equipment. Some of these leases contain renewal options which would cause our future cash payments to change if we exercised those renewal options. As of December 31, 2015, we were obligated under leases, with varying expiration dates, for office space, housing, vehicles and specified operating equipment. Future minimum annual rentals under these operating leases having initial or remaining terms in excess of one year are $3.7 million, $1.8 million, $1.5 million, $1.2 million and $1.1 million for each of the years ending December 31, 2016, 2017, 2018, 2019 and 2020, respectively, and $3.1 million in the aggregate for the years 2021 and thereafter. Rental expenses for the three years ended December 31, 2015, 2014 and 2013 were approximately $14.6 million, $15.2 million and $13.9 million, respectively.

At December 31, 2015, we had purchase commitments of $15.7 million. Our purchase commitments consist of obligations outstanding to external vendors primarily related to materials, spare parts, consumables and related supplies for our drilling rigs.

7. Supplemental Financial Information

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	December 31,
	2015	2014
	(In thousands)
Prepaid insurance	$1,394	$12,000
Sales tax receivable	8,203	7,846
Income tax receivable	5,398	278
Other receivables	734	1,468
Other	6,377	4,301

	$22,106	$25,893

Property and Equipment, net

Property and equipment, net consisted of the following:

	December 31,
	2015	2014
	(In thousands)
Drilling equipment	$3,425,738	$3,391,024
Assets under construction	23,421	27,905
Office and technology equipment	29,405	18,333
Leasehold improvements	2,442	1,980
	3,481,006	3,439,242
Accumulated depreciation	(532,619)	(406,674)

Property and equipment, net	$2,948,387	$3,032,568

Other Assets

Other assets consisted of the following:

	December 31,
	2015	2014
	(In thousands)
Deferred financing costs, net	$—	$39,750
Performance bond collateral	3,197	6,600
Deferred certification costs	10,050	7,767
Deferred mobilization costs	8,454	15,715
Deferred income taxes	152	894
Deposits	1,197	1,365

	$23,050	$72,091

Accrued Liabilities

Accrued liabilities consisted of the following:

	December 31,
	2015	2014
	(In thousands)
Interest	$1,125	$27,054
Compensation	8,360	21,012
Income taxes payable	8,901	18,268
Other	3,316	6,861

	$21,702	$73,195

Other Long-Term Liabilities

Other long-term liabilities consisted of the following:

	December 31,
	2015	2014
	(In thousands)
Deferred revenue	$20,247	$72,158
Deferred income taxes	2,635	1,256
Other non-current liabilities	10,215	10,568

	$33,097	$83,982

Transactions with Related Parties

The Company’s Consolidated Statement of Operations included the following transactions with related parties for the periods indicated:

	Year Ended December 31,
	2015	2014	2013
	(In thousands)
Reimbursable revenues	$6,212	$9,428	$7,065
Interest income	27	27	27
Interest expense	(489)	—	—

	$5,750	$9,455	$7,092

The following table summarizes the balances payable to related parties included in the Company’s Consolidated Balance Sheet as of the periods indicated:

	December 31,
	2015	2014
	(In thousands)
Accounts payable to related parties, net	$17,340	$156,662
VDC Note	61,477	—
Accrued liabilities	489	—

	$79,306	$156,662

8. Business Segment Information

We aggregate our contract drilling operations into one reportable segment even though we provide contract drilling services with different types of rigs, including jackup rigs and drillships, and in different geographic regions. Our operations are dependent on the global oil and gas industry and our rigs are relocated based on demand for our services and customer requirements. Our customers consist primarily of large international oil and gas companies, national or government-controlled oil and gas companies and other international exploration and production companies.

We also provide construction supervision services for drilling units owned by others. In September 2013, we signed an agreement to supervise and manage the construction of two ultra-deepwater drillships for a third party. We will receive management fees and reimbursable costs during the construction phase of the two drillships, subject to a maximum amount for each drillship. This business represented approximately 1%, 1.6% and 1.9% of our total revenue for the years ended December 31, 2015, 2014 and 2013, respectively.

For the years ended December 31, 2015, 2014 and 2013, the majority of our revenue was from countries outside of the United States. Consequently, we are exposed to the risk of changes in economic, political and social conditions inherent in foreign operations. Three customers accounted for approximately 32%, 25% and 20% of consolidated revenue for the year ended December 31, 2015. Four customers accounted for approximately 24%, 18%, 17% and 14% of consolidated revenue for the year ended December 31, 2014. Two customers accounted for approximately 28% and 24% of consolidated revenue for the year ended December 31, 2013.

Our revenues by country were as follows:

	Years Ended December 31,
	2015	2014	2013
	(In thousands)
Congo	$247,415	$—	$—
India	189,973	207,309	208,100
U.S.	128,157	—	170,199
Gabon	—	207,419	—
Malaysia	—	165,004	87,672
Other countries (a)	206,720	303,172	262,285

Total revenues	$772,265	$882,904	$728,256

(a)	Other countries represent countries in which we operate that individually had operating revenues representing less than 10 percent of total revenues earned.

Our property and equipment, net by country were as follows:

	December 31,
	2015	2014
	(In thousands)
Congo	$582,590	$607,180
India	718,966	746,398
U.S.	—	717,325
South Africa	851,099	—
Other (a)	795,732	961,665

Total property and equipment	$2,948,387	$3,032,568

(a)	Other countries represent countries in which we operate that individually had property equipment, net representing less than 10 percent of total property and equipment.

A substantial portion of our assets are mobile drilling units. Asset locations at the end of the period are not necessarily indicative of the geographic distribution of the revenues generated by such assets during the periods.

Pro Forma Consolidated Financial Information

Upon emergence from bankruptcy on February 10, 2016 (the “Effective Date”), we adopted fresh-start accounting in accordance with ASC 852, which resulted in the Company becoming a new entity for financial reporting purposes. Upon adoption of fresh-start accounting, our assets and liabilities were recorded at their fair values as of the Effective Date. The Effective Date fair values of our assets and liabilities differed materially from the recorded values of our assets and liabilities as reflected in our historical consolidated balance sheets. The effects of the Reorganization Plan and the application of fresh-start accounting are reflected in our consolidated balance sheet as of June 30, 2016 and the related adjustments thereto were recorded in our consolidated statement of operations as reorganization items for the period January 1, 2016 to February 10, 2016.

The following unaudited pro forma consolidated statements of operations are based on our historical predecessor consolidated financial statements. The unaudited pro forma consolidated statements of operations for the period January 1, 2016 to February 10, 2016 and for the year ended December 31, 2015 give effect to the Reorganization Plan and the application of fresh-start accounting as if they had occurred on January 1, 2015. Additionally, the unaudited pro forma consolidated statement of operations for the year ended December 31, 2015 includes a pro forma adjustment to eliminate the gains recorded on open market repurchases of pre-emergence bankruptcy debt.

The pro forma consolidated statements of operations do not necessarily reflect what our results of operations would have been had the Reorganization Plan and fresh-start accounting actually occurred on January 1, 2015 and they may not be useful in predicting our future results of operations. The actual results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

Vantage Drilling International

Pro Forma Consolidated Statement of Operations

For the Period from January 1, 2016 to February 10, 2016

(Unaudited, in thousands)

	Predecessor Period from January 1, 2016 to February 10, 2016	Pro Forma Adjustments		Proforma Predecessor Period from January 1, 2016 to February 10, 2016
Revenue
Contract drilling services	$20,891	$—		$20,891
Management fees	752	—		752
Reimbursables	1,897	—		1,897

Total revenue	23,540	—		23,540

Operating costs and expenses
Operating costs	25,213	—		25,213
General and administrative	2,558	—		2,558
Restructuring costs	—	—		—
Depreciation	10,696	(4,659	)(a)	6,037

Total operating costs and expenses	38,467	(4,659)		33,808

Income (loss) from operations	(14,927)	4,659		(10,268)
Other income (expense)
Interest income	3	—		3
Interest expense and other financing charges	(1,728)	(5,108	)(b)	(6,836)
Gain (loss) on debt extinguishment	—	—		—
Reorganization items	(452,923)	452,923	(c)	—
Other, net	(69)	—		(69)

Total other income (expense)	(454,717)	447,815		(6,902)

Income (loss) before income taxes	(469,644)	452,474		(17,170)
Income tax provision	2,371	—		2,371

Net income (loss)	(472,015)	452,474		(19,541)
Net income attributable to noncontrolling interests	(969)	969	(d)	—

Net income attributable to VDI	$(471,046)	$451,505		$(19,541)

Vantage Drilling International

Pro Forma Consolidated Statement of Operations

For the Year Ended December 31, 2015

(Unaudited, in thousands)

	Predecessor Year Ended December 31, 2015	Pro Forma Adjustments		Proforma Predecessor Year Ended December 31, 2015
Revenue
Contract drilling services	$726,717	$—		$726,717
Management fees	7,501	—		7,501
Reimbursables	38,047	—		38,047

Total revenue	772,265	—		772,265

Operating costs and expenses
Operating costs	359,610	—		359,610
General and administrative	25,322	—		25,322
Restructuring costs	—	—		—
Depreciation	127,359	(55,907	)(a)	71,452

Total operating costs and expenses	512,291	(55,907)		456,384

Income from operations	259,974	55,907		315,881
Other income (expense)
Interest income	84	—		84
Interest expense and other financing charges	(173,634)	98,998	(b)	(74,636)
Gain (loss) on debt extinguishment	10,823	(10,823	)(e)	—
Reorganization items	(39,354)	39,354	(c)	—
Other, net	4,231	—		4,231

Total other income (expense)	(197,850)	127,529		(70,321)

Income (loss) before income taxes	62,124	183,436		245,560
Income tax provision	39,870	—		39,870

Net income (loss)	22,254	183,436		205,690
Net income attributable to noncontrolling interests	5,036	(5,036	)(d)	—

Net income attributable to VDI	$17,218	$188,472		$205,690

Vantage Drilling International

Notes to Unaudited Pro Forma Consolidated Statements of Operations

1. Basis of Presentation

The unaudited pro forma consolidated statements of operations for the period January 1, 2016 to February 10, 2016 and for the year ended December 31, 2015 are derived from our historical predecessor consolidated statements of operations for the applicable periods and give effect to (a) the Reorganization Plan and (b) fair value adjustments as a result of the adoption of fresh-start accounting as if the transactions had taken place on January 1, 2015, and (c) the adjustment for elimination of gains recorded on open market repurchases of pre-emergence bankruptcy debt during the year ended December 31, 2015.

2. Pro Forma Adjustments to the Unaudited Pro Forma Consolidated Statements of Operations

The following adjustments to the pro forma consolidated statements of operations for the periods January 1, 2016 to February 10, 2016 and for the year ended December 31, 2015 assume that the Reorganization Plan, the adoption of fresh-start accounting and the elimination of the gain due to 2015 open market repurchases of pre-emergence bankruptcy debt had occurred on January 1, 2015.

(a)	To eliminate the predecessor historical depreciation expense and record pro forma depreciation expense calculated on the restated values of property and equipment as determined for fresh-start accounting.

(b)	To eliminate the predecessor historical interest expense incurred on pre-emergence bankruptcy debt and record pro forma interest expense on post-emergence bankruptcy debt issued in connection with the Reorganization Plan.

(c)	To eliminate the loss recognized for reorganization items.

(d)	To eliminate net income attributable to noncontrolling interests for variable interest entities that became 100% owned subsidiaries upon emergence from bankruptcy.

(e)	To eliminate the gains on debt extinguishment recorded in the year ended December 31, 2015 in connection with the open market repurchases of pre-emergence bankruptcy debt as this debt is assumed to be discharged as of January 1, 2015.